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04010787

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Industries Limited

*CURRENT ADDRESS Fosbery Road
Off. Reay Road Station (E),
Mumbai - 400 033 India

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FILE NO. 82- 03300 FISCAL YEAR March 31, 2002

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3-22-04

ANNEXURE - 3B

Reliance
Industries Limited
Annual Report
2001-2002

82-3300

3-31-02
AR/S


Our dreams have to be **bigger**.
Our ambitions **higher**.
Our commitment **deeper**.
And our efforts **greater**.
This is my dream for
Reliance and for India.
Relationship and Trust.
This is the foundation of our growth.
Dhirubhai H. Ambani
(28th December, 1932 - 6th July, 2002)


The world, they say, steps aside
for the man who knows where he is going.

Our Tribute...



Our respected Chairman, Shri Dhirubhai Ambani was an exceptional human being and an outstanding leader. A man far ahead of his times, he epitomised the dauntless entrepreneurial spirit. He dared to dream on a scale unimaginable before in Indian industry. His life and achievements prove that backed by confidence, courage and conviction, man can achieve the impossible.

From a humble beginning, he went on to create an enviable business empire within a span of just 25 years. The Rs. 65,000 crore Reliance Group is a living testimony to his indomitable will, single-minded dedication and an unrelenting commitment to his goals.

Under Shri Dhirubhai Ambani's visionary leadership, the Reliance Group emerged as the largest business conglomerate in India, and carved out a distinct place for itself in the global pantheon of corporate giants. The Group's track record of consistent growth is unparalleled in Indian industry and perhaps internationally too. Today, the Group's turnover represents nearly 3 percent of India's GDP.

Shri Dhirubhai Ambani was not just firmly rooted in traditional Indian values, but was also the quintessential modern man - the man of the new millennium. This was clearly reflected in his passion for mega-sized projects, the most advanced technology and the highest level of productivity.

The corporate philosophy he followed was short, simple and succinct - **"Think big. Think differently. Think fast. Think ahead. Aim for the best"**. He inspired the Reliance team to do better than the best - not only in India but also in the world.



Prestigious awards and titles were conferred on him by national and international organisations. He was acclaimed as the top businessman of the twentieth century and lauded for his dynamic, pioneering and innovative genius. His success story fired the imagination of the younger generation of Indian entrepreneurs, business leaders and progressive companies. He was an icon for them, a role model to be emulated.

The number of revolutionary precedents set by Shri Dhirubhai Ambani are legion. His unique vision redefined the potential of the Indian corporate sector as he challenged conventional wisdom in several areas.

He was probably the first Indian businessman to recognise the strategic significance of investors and discover the vast untapped potential of the capital markets and channelise it for the growth and development of industry. He was supremely confident that finance would never be a constraint in executing his projects because, as he said proudly, Indian investors would provide him with the necessary resources.

And the investors never let him down. Shri Dhirubhai Ambani succeeded in creating an investor base of historic proportions for the Reliance Group. An unbreakable bond of implicit trust existed between him and the shareholders. They placed their savings in his care and he worked with unflinching sincerity to get them the best returns. He brought happiness and prosperity into the homes of millions of investors.

For him, his people were his most important asset. He scouted around for the best and most talented professionals, nurtured them



and continuously propelled them to aim for still higher goals. These highly motivated people comprise the core of what he named: **"The Reliance Family"**.

Shri Dhirubhai Ambani visualised the growth of Reliance as an integral part of his grand vision for India. He was convinced that India could become an economic superpower within a short period of time and wanted Reliance to play an important role in realising this goal.

The Bhagavad Gita states, **"The actions of a great man are an inspiration for others. Whatever he does, becomes a standard for others to follow."** This certainly applies to Shri Dhirubhai Ambani.

We are fortunate to have had a man of Shri Dhirubhai Ambani's stature in our midst. His sterling leadership qualities, remarkable foresight, uncompromising pursuit of excellence, humility, prodigious capacity to motivate and trust people will continue to guide and inspire future generations at Reliance. We are proud and privileged to inherit this invaluable legacy.

Truly, men like Shri Dhirubhai Ambani are rare. They come gifted with the power and the vision to change the destiny of nations, to alter the course of corporate history. They are the empire builders, the stuff that legends are made of. The legend called Shri Dhirubhai Ambani will never die. His spirit will live on forever.

From Reliance Family







A legend was born to Jamunaben and Hirachand Ambani - a school teacher, at Chorwad, a village in Saurashtra, Gujarat.


ચોરવાડ
8





28th December, 1932





Sailing the seas at the young age of 17, Dhirubhai reached Aden (now part of Yemen) and worked for A. Besse Co. Ltd., the sole distributor of Shell products. Working at Shell, he dreamt of setting up a bigger and better refinery back home in India.


Aden

1949

Returned to Mumbai and started his first company, Reliance Commercial Corporation, a commodity trading and export house.



1958


शेठ मुळजी जेठा कापड बाजार



Working his way around Mumbai's Mulji Jetha Market, buying and selling yarns in the blazing afternoon sun, he finally found meagre finance to purchase manually operated knitting machines for Naroda textile unit - the first step in his highly successful backward integration strategy.



1966

From early days, the focus was on creating state-of-the-art world-class plants - World Bank certified that Reliance's textiles plant was excellent by developed country standards.



1975

Reliance went public with IPO - Dhirubhai introduced equity cult in India, a new model of business leadership from a base of the broadest public shareholding.



1977





Reliance successfully commissioned polyester manufacturing facility at Patalganga - another step in backward integration.



1982-88





Reliance commissioned phase-I of Hazira Petrochemicals Complex - consolidated its position in polyesters and entered into attractive polyhers business.



Reliance raised US$ 150 million by pioneering foray into overseas capital markets with first ever international GDR offering by an Indian corporate.



OFFERING MEMORANDUM STRICTLY CONFIDENTIAL

Reliance Industries Limited

9,200,000 GLOBAL DEPOSITARY SHARES
REPRESENTING
18,400,000 EQUITY SHARES

MORGAN STANLEY INTERNATIONAL LEHMAN BROTHERS INTERNATIONAL

Pioneered the first ever Euro Convertible Bond issue by an Indian company for US$ 140 million.

Reliance raised Rs. 2,172 crores from the domestic capital market for setting up a world-class and world-scale refinery at Jamnagar, Gujarat - the largest ever public offering by any Indian corporate.



PROSPECTUS

RELIANCE PETROLEUM

TRIPLE OPTION

NET OFFER TO INDIAN PUBLIC Rs. 861.6 CRORES.

RELIANCE PETROLEUM

ISSUE OPENS ON 23RD SEPTEMBER, 1993

1991

1992

1993

Reliance made the single largest GDR issue aggregating US$ 300 million.

Dhirubhai Ambani was chosen as 'Businessman of the year 1993' by Business India magazine.


ENRON • MUTUAL FUNDS • NEW CARS • TIN PLATE • POLYCHEM
Business India
Dhirubhai Ambani
BUSINESSMAN OF THE YEAR
1 9 9 3

1994

Reliance became the first private sector company to be rated by international credit rating agencies. Reliance became the first private sector company from India to raise US$ 300 million in the international debt market in two landmark transactions.



1995


$250 million subscription offe
for 100-year Reliance bonds
Reliance's century
Reliance garners $314 m via 30, 100-year bonds

Reliance tapped the US debt market with 5 Yankee Bond issues for a total of over US$ 600 million. The maturities for these issues were right across the yield curve ranging from 10 to 100 years.


aising 100-year bonds
RIL raises further $214 m. in US
14m, joins 100-yr club
RIL raises $314 m. with 100-year b

1996-97







Reliance completed phase-II expansion of Hazira Petrochemicals Complex including world's largest multifeed cracker with an investment of over Rs. 9,000 crores (US$ 2.5 billion) increasing Reliance's production capacity four folds to more than 6 million tonnes per annum.



1996-98



The Wharton School
The University of Pennsylvania
The Dean's Medal
Dhirajlal Hirachand Ambani

Twenty-Fourth Dean's Medal
Dhirajlal Hirachand Ambani


hart

Dhirubhai Ambani was awarded the Dean's Medal by the Wharton School, University of Pennsylvania, USA, for setting an outstanding example of leadership.

Dhirubhai Ambani was chosen as a 'Star of Asia' by Business Week, USA.


BusinessWeek
STARS

1998





Integrated Jamnagar complex comprising world's largest grassroots refinery with a capacity of 27 MTPA, petrochemicals, power, and port commissioned with a total investment of Rs. 25,000 crores (US$ 6 billion) - This represents the largest industrial investment ever made by an Indian group at any one location.



1999-2000



Reliance consolidated its position as the single largest shareholder in BSES, India's leading power utility company.



2000

Reliance announced its infocom foray with a capital outlay of upto Rs. 25,000 crores (US$ 5 billion), addressing entire telecom market in India with a national footprint.

Dhirubhai Ambani was voted as 'Creator of Wealth' of the Century in The Times of India poll.


Creator of shareholder wealth

2000



Dhirubhai Ambani was conferred the 'Indian Entrepreneur of the 20th Century' award by FICCI , for his meticulous scripting of one of the most remarkable stories of business endeavour of the 20th century.

Dhirubhai Ambani was felicitated by the Municipal Corporation of Greater Mumbai at a civic reception.



2000



RIL and RPL become India's two largest companies in terms of all major financial parameters.

Dhirubhai Ambani was conferred The Economic Times Award for Corporate Excellence for Lifetime Achievement.



2001

RPL merges with RIL, the largest ever merger in India. The merger gives RIL the distinction of becoming India's first private sector company, in the internationally tracked Fortune Global 500 list of the world's largest corporations.

Reliance rated as 'India's Most Admired Business House' for the second consecutive year in the Business Barons - Taylor Nelson Sofres - Mode Survey.



BUSINESS COVER STORY

INDIA'S MOST ADMIRED BUSINESS HOUSES

INDIA'S MOST ADMIRED BUSINESS HOUSES

2002



Reliance acquires IPCL, India's second largest petrochemicals company - consolidates its position in the petrochemicals business.



2002



"Growth has no limit at Reliance.
I keep revising my vision.
Only when you dream it
you can do it."

"Give the youth a
proper environment.
Motivate them. Extend them
the support they need.
Each one of them has
infinite source of energy.
They will deliver."

"Don't give up,
courage is my conviction."


"If you work with
determination and
with perfection,
success will follow."
"Think big, think fast,
think ahead.
Ideas are no one's monopoly"

Dhirubhai Ambani was conferred The Economic Times Award for Corporate Excellence for Lifetime Achievement.

Dhirubhai's Mantras



"Meeting the deadlines
is not good enough,
beating the deadlines
is my expectation."

"Between my past,
the present and the future,
there is one common factor:
Relationship and Trust.
This is the foundation of our growth"

"You do not require
an invitation
to make profits."


"We bet on people."
"Pursue your goals even in the face of difficulties, and convert adversities into opportunities."

Dhirubhai Ambani was awarded the Dean's Medal by the Wharton School, University of Pennsylvania, USA, for setting an outstanding example of leadership.

"Dhirubhai Ambani was the ultimate success story. Born in a rural village in Gujarat, he rose from a small trader of textiles and spices to head the largest and most profitable industrial concern in India, the Reliance Group. He was a gentleman of immediate warmth. A modest man who did not discuss his achievements or his generosity towards his employees, his community and his country."
Gary L. Ackerman, in the House of Representatives, US Congress

"He was an embodiment of initiative, enterprise and determination. He will remain an inspiration for others in the country. He helped India make a mark in the global world."
Lal Krishna Advani, Deputy Prime Minister of India

"Each time a man acts to improve the lot of others, he sends forth a tiny ripple of hope, such ripples crossing from different centres generate an energy which can tear down the strongest opposition. With his passing away, an era has ended."
A.M. Ahmadi, Former Chief Justice of India

"This new star which rose on the horizon of Indian industry three decades ago, remained on the top till the end by virtue of his ability to dream big and to translate his dreams into reality through the strength of his tenacity and perseverance."
P.C. Alexander, Governor of Maharashtra

"A friend is a friend is a friend. And if a friend is in need, they are going to be there. For Dhirubhai, too, a friend was forever. Through any vicissitude of fortune, through the ups and downs of fortunes, political or economic, if Dhirubhai was your friend, he was your friend."
Amitabh Bachchan

"He was the only industrialist who took India on to the global stage."
Rahul Bajaj, Chairman, Bajaj Auto

"At a point of time when he leaves this mortal earth, he leaves a great lesson for us. To be ambitious, to be entrepreneur, to be wealth creator, to be wealth sharer and be always a distributor and a great relation builder."
G.N. Bajpai, Chairman, SEBI

"No doubt that he was a visionary and a dreamer, but he was converting all his vision and dreams into reality. He was a person who led throughout by example. Infact, I would say that he raised the stature of common people. He also raised the stature of all his countrymen and brought India on the industrial map of the world. And made India a force to reckon with, when it comes to the capability of our people in implementing complex projects. It is endless to recall all his contributions."
Janki Ballabh, Chairman, State Bank of India

"He inspired countless ordinary men and women to perform beyond their normal capabilities."
K.K. Birla, Eminent Industrialist and Former Rajya Sabha Member

"Dhirubhai Ambani built an empire that was rock solid. It was very strong in its foundations and he will always remain an icon of our times."
Kumar Mangalam Birla, Chairman, AV Birla Group

"He had an exemplary social side, he helped generously the victims of Latur and Bhuj."
Vilasrao Deshmukh, Chief Minister, Govt. of Maharashtra

"Not only was he a first generation industrialist who single handedly built one of India's most impressive business empires, but he was also an entrepreneur and a visionary who will be remembered for shaping the industrial scenario of the country."
Sheila Dikshit, Chief Minister, Govt. of National Capital Territory of Delhi

(Tributes in alphabetical order.)


devotion
sincerity
symbol of encouragement and inspiration
enduring friendships
clarity of vision
sheer foresight, commitments,
dedication and hard work
greatest industrial Architect
aspiring entrepreneurs

passion for excellence

dedication


a great beacon of the industry
great visionary, innovator and an entrepreneur of extraordinary abilities
indomitable persistence
source of inspiration
"can do attitude"
"a man who dared to dream"
a personal friend
entrepreneurial spirit
God's Angel
a truly global Indian
admirable human qualities
one of the greatest businessmen in Indian industrial history

"Dhirubhai Ambani has pioneered the equity cult in India. He will be remembered for his vision and ambitious endeavours."
Adi Godrej, Chairman & MD,
Godrej Consumer Products Ltd.

"He will be remembered as a person who showed the way how a responsible industrialist should function and do everything at his command to maintain and sustain the faith reposed by the investors. With phenomenal success both as a businessman and the ease and the equanimity he showed facing every storm in his life, he will be remembered forever. The Himalayan faith he built and nurtured among investors which in my opinion has no parallel at least in our country."
H.D. Deve Gowda, Former Prime Minister of India

"Dhirubhai was somebody who had blazed such a trail of success and such a trail of good business practices, particularly after the licence quota raj he was the first one. There were many Indian businessmen who prospered during the licence quota raj, but withered away immediately as reform took place. Dhirubhai was a unique personality who built his empire during the licence quota raj and prospered much when the licence quota raj was abolished."
Shekhar Gupta, Editor, Indian Express

"His entrepreneurial spirit and commitment to creating an equity culture in India were remarkable. Through his special concern for the entire Reliance family of workers, managers, business associates, and shareholders, as well as his strong support for his country, he served as an inspiration and model for other leaders."
Robert L. Joss, Philip H. Knight Professor and Dean, Graduate School of Business, Stanford University

"Indian industry has lost its spirit. Dhirubhai Ambani symbolised the 'India can do' attitude."
K V Kamath, MD & CEO, ICICI Bank

"He has been the single most prominent example of a successful entrepreneur who has gained the respect, admiration and affection of people from all levels of society."
Dr. Mohan Kaul, Director-General,
Commonwealth Business Council, UK

"He was indeed a legend who by sheer foresight, commitments, dedication and hard work brought glory not only to himself and the family but also to our entire country. He will go down in history of modern India as the greatest industrial architect."
Rajive Kaul, President,
All India Management Association

"He was one of the greatest achievers who inspired the first generation of entrepreneurs. He will always be remembered as a pioneer who guided the first generation entrepreneurs through his path breaking entrepreneurial adventure."
S.M. Krishna,Chief Minister, Govt. of Karnataka

"One of the biggest qualities of Dhirubhai Ambani that I can think of, was his extreme ambition. He never thought about joint ventures. He believed in doing it alone. Whatever has to be created, has to be 100% of your own."
Pramod Mahajan, Minister for Parliamentary Affairs, Communications & Information Technology

"He never knew that there was something that cannot be done and he proved it. Innovator is also one who sees what everybody else sees, but thinks of what nobody else thinks. He was able to do that. He was able to think ahead of any one. Not one year, five years, or ten years, he could visualise things 20 to 25 years ahead."
Dr. R. A. Mashelkar, Director General,
Council of Scientific & Industry Research

(Tributes in alphabetical order.)

"Unlike many older Indian businesses, Reliance chose a new path on its ascendancy to becoming a Fortune World 500 Company, and Dhirubhai Ambani was the architect of Reliance's success. Dhirubhai Ambani chose not to keep his businesses as a family concern. Instead, he floated equity shares and thereby allowed millions of middle-class Indians to join with him in enjoying Reliance's decades of economic success.
Dhirubhai Ambani was a legend in India. He was also a role model for entrepreneurs around the world, as well as having served as a shining example of India's economic potential."
Jim McDermott, in the House of Representatives, US Congress

"Dhirubhai Ambani has left a mark on the industrial map of India which will be difficult for any other person to emulate."
P.R.S. Oberoi, Chairman, The Oberoi Group

"He was empowered with purpose and he has sung his way to immortality. Things do not turn up in this world until somebody turns them up and believes in the power of innovation, strategy, timeliness and execution— the magic ingredients in a recipe for success. Dhirubhai reliably manifested a calm orderly approach to create a behemoth that is testament to common benchmarks of perfection."
Deepak Parekh, Chairman, HDFC

"His personal charm and the enduring friendships he maintained till the very last days were an indication of his greatness as a person."
Sanjeev Saran, Chairman, (SRTEPC)
Synthetic & Rayon Textiles Export Promotion Council

"He epitomised knowledge is vision and vision is knowledge. And progress is the most important product. He had an incredible uncanny knack of getting at the essence of any proposal. His razor sharp ability could find a breezy corridor in a wild forest of rules and regulations. His responses were faster than a wink. He was a legend in his own lifetime."
Prof. M. M. Sharma, Ex Director, UDCT

"The ideals, inspiration and the values of Dhirubhai will act as a guide for generations. A person like Dhirubhai never dies, he becomes immortal; he walks this earth not to leave it but to shine on it."
Amar Singh, Member of Parliament, Rajya Sabha

"Dhirubhai Ambani's life epitomises a spirit of entrepreneurship and unflagging determination which through human history has created enduring institutions."
Jaswant Singh, Finance Minister, Govt. of India

"Shri Dhirubhai Ambani was a great helm's man. He was a great pioneer. The greatest entrepreneur that this country has produced in the second half of the twentieth century. Far ahead of his times, a great dreamer, but who also had the capacity to convert those dreams into hard reality."
Dr. Manmohan Singh, Leader of the Opposition, Rajya Sabha

"He made an enormous impact on India, on Indian people and Indian industry. He did so by changing mindsets and attitudes, policies and preferences, be it in regard to enterprise and entrepreneurship, use of personal savings as investment in the corporate sector and taking courage to embark on ambitious initiatives."
Ashok Soota, President,
Confederation of Indian Industry

"The sun of the Indian industry has set."
Bal Thackeray, Shiv Sena Chief

"Our country has lost an iconic proof of what an ordinary Indian fired by the spirit of enterprise and driven by determination, can achieve in his own lifetime."
Atal Bihari Vajpayee, Prime Minister of India

"Thanks largely to him, the world opened its eyes to India's economy. He made it clear that success comes from rolling up one's sleeves, getting to work and not relying on inheritance or privilege."
Frank G. Wisner, Former US Ambassador to India

(These are just a few randomly selected tributes from the millions of messages received - these are listed in alphabetical order.)


an embodiment of initiative,
enterprise and determination
personages seldom
sun of the Indian industry
"the greatest
achievement
by any human."
messiah of small investors
Everest of Indian industry
flame of entrepreneurial spirit
acute business acumen
pioneer of the equity cult
an epitome of humility and simplicity
'Messiah'

Page	Contents
25	Performance Highlights
26	Company Information
27	Notice
29	Letter to Shareholders
31	Financial Highlights
32	Reliance Brands
34	Product Flow Chart
35	Management Discussion and Analysis
50	Corporate Governance and Shareholder Information
56	Directors' Report
58	Annexure to Directors' Report
74	Auditors' Report / Annexure to Auditors' Report
75	International Accountants' Report
76	Balance Sheet
77	Profit and Loss Account
78	Schedules Forming Part of Balance Sheet and Profit and Loss Account
92	Notes on Accounts
104	Statement of Interest in Subsidiaries
106	Cash Flow Statement
109	Auditors' Report on Consolidated Financial Statements
110	Consolidated Balance Sheet
111	Consolidated Profit and Loss Account
112	Schedules Forming Part of Consolidated Balance Sheet and Profit & Loss Account
122	Notes on Consolidated Accounts
130	Consolidated Cash Flow Statement
132	Reconciliation of Consolidated Net Profit with US GAPP
135	Financial Statements of Subsidiary Companies
215	Circular to the Shareholders
217	Nomination Form
219	Form No. 15-G
223	Attendance Slip and Proxy Form

Reliance's Achievements in 2001-2002

Gross Turnover - Rs. 57,120 crores (US $ 11,705 million)

Gross Profit - Rs. 8,658 crores (US $ 1,774 million)

Cash Profit - Rs. 6,643 crores (US $ 1,361 million)

Net Profit - Rs. 3,243 crores (US $ 665 million)

Compounded Annual Net Profit growth over 5 years - 20%

Total Assets - Rs. 56,485 crores (US $ 11,575 million)

India's World Class Corporation

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Anil D. Ambani
Vice-Chairman & Managing Director

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

H.S. Kohli
Executive Director

U. Mahesh Rao
Nominee Director - GIC

Ramniklal H. Ambani
Mansingh L. Bhakta
T. Ramesh U. Pai
Yogendra P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan

Secretaries

Vinod M. Ambani
Rohit C. Shah

Solicitors & Advocates

Kanga & Co.

Auditors

Chaturvedi & Shah
Rajendra & Co.

International Accountants

Deloitte Haskins & Sells
Member - Deloitte, Touche and
Tohmatsu International (DTTI)

Registered Office:

3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai 400 021, India.
Tel. Nos. 91-22-2831633/2826070
Fax: 91-22-2042268
E-Mail: investor_relations@ril.com
Internet: http://www.ril.com

Bankers

ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Canara Bank
Central Bank of India
Citibank N.A.
Corporation Bank
Deutsche Bank
Dena Bank
HDFC Bank Ltd.
Hongkong Bank
ICICI Bank Ltd.
IDBI Bank Ltd.
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
State Bank of India
State Bank of Saurashtra
Standard Chartered Grindlays Bank
Syndicate Bank
Union Bank of India
Vijaya Bank

Manufacturing facilities at:

- **Patalganga Complex**
  B-4, Industrial Area, Patalganga
  Off Bombay-Pune Road
  Near Panvel, Dist. Raigad 410 207
  Maharashtra State, India.
- **Naroda Complex**
  103/106, Naroda Industrial Estate
  Naroda, Ahmedabad 382 320
  Gujarat State, India.
- **Hazira Complex**
  Village Mora, Bhatha P.O.
  Surat-Hazira Road
  Surat 394 510, Gujarat State, India.
- **Jamnagar Complex**
  Village Motikhavdi
  P.O. Digvijay Gram, Dist. Jamnagar 361 140
  Gujarat State, India.

Registrar & Transfer Agents

Karvy Consultants Limited

- 46, Avenue 4, Street No.1, Banjara Hills
  Hyderabad - 500 034, India.
  Tel. Nos. 91-40-3320666,3320711,3323031, 3323037
  Fax No. 91-40-3323058
  E-Mail: rilinvestor@karvy.com
  internet: http://www.karvy.com
- Tulsiani Chambers
  10th Floor, Nariman Point
  Mumbai 400 021, India.
  Tel. Nos. 91-22-2884769/2875951
  Fax No. 91-22-2828454

Notice

Notice is hereby given that the Twenty Eighth Annual General Meeting of the Members of RELIANCE INDUSTRIES LIMITED will be held on Thursday, the 31st day of October, 2002, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, to transact the following business:

Ordinary Business

1. To consider and adopt the Balance Sheet as at 31st March, 2002, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on Equity Shares.
3. To appoint a Director in place of Shri Hital R. Meswani, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri Ramniklal H. Ambani, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri T. Ramesh U. Pai, who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint Messrs. Chaturvedi & Shah, Chartered Accountants and Messrs. Rajendra & Co., Chartered Accountants, the retiring Auditors of the Company, as Joint Auditors, who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

Special Business

7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT Shri S. Venkitaramanan, who was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 and Article 135 of the Articles of Association of the Company, and who holds office upto the date of this Annual General Meeting and in respect of whom the Company has received a notice under Section 257 of the Companies Act, 1956 from a member, in writing, proposing his candidature for the office of director, be and is hereby appointed as a Director of the Company subject to retirement by rotation under the Articles of Association of the Company."

By Order of the Board of Directors

Rohit C. Shah
Vice President and Company Secretary

Place: Mumbai
Dated: 30th September, 2002

NOTES:

1. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the meeting.**
2. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the meeting is annexed hereto.
3. Shareholders are requested to bring their copy of Annual Report to the Meeting.
4. Members/Proxies should fill the Attendance Slip for attending the meeting.
5. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their Folio Number in the attendance slip for attending the meeting.
6. All documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days, except Saturdays and holidays, between 11.00 a.m. and 1.00 p.m. upto the date of the Annual General Meeting.
7. (a) The Company has already notified closure of Register of Members and the Transfer Books from Saturday, the 26th October, 2002 to Thursday, the 31st October, 2002 (both the days inclusive) for payment of dividend on equity shares. In respect of shares held in Electronic form, the dividend will be paid on the basis of beneficial ownership as per details furnished by the Depositories for this purpose.

   (b) Dividend on Equity Shares will be paid from 1st November, 2002, subject to deduction of applicable Income Tax at source as per provisions of Finance Act, 2002.

   (c) In case of resident individual shareholders, income tax will not be deducted at source from dividend, where such dividend does not exceed Rs. 2500. The income tax will not be deducted, where such dividend exceeds Rs. 2500, if the shareholder furnishes declaration in Form 15G, **in duplicate,** to the Registrar and Transfer Agents of the Company on or before 25th October, 2002. Form 15G printed on page No. 219 and 221 may be used for claiming such exemption by the shareholders.

   (d) The Company is required to issue TDS certificate, inter alia, quoting Permanent Account No. (PAN / GIR No.) of the shareholders under Section 139A(5A) of the Income Tax Act, 1961. Obligation has been cast on the shareholders receiving dividend which is subject to TDS to intimate his/her/its PAN/GIR Number to the Company or their Registrar and Transfer Agents M/s. Karvy Consultants Limited.

   (e) Members may please note that the Dividend Warrant is payable at par at the designated branches of the Bank printed overleaf of the Dividend Warrant for an intial period of 3 months only. Thereafter, the Dividend Warrant on revalidation is payable only at centres/limited branches of the said Bank. The members are, therefore, advised to encash Dividend Warrants within the initial validity period.
8. (a) In order to provide protection against fraudulent encashment of the warrants, shareholders holding shares in physical form are requested to intimate the Company under the signature of the Sole/First joint holder, the following information on the Dividend Warrants:
   - (i) Name of Sole/first joint holder and Folio No.
   - (ii) Particulars of Bank Account, viz.:
     - (a) Name of the Bank
     - (b) Name of Branch
     - (c) Complete address of the Bank with Pin Code Number
     - (d) Account type, whether Savings (SB) or Current Account (CA)
     - (e) Bank Account number allotted by the Bank

   (b) Bank account details provided by the Depositary Participants (DPs), will be used by the Company for printing on the dividend warrants. Shareholders who wish to change such bank accounts may advise their DPs about such change, with complete details of Bank Account, including MICR Code.
9. Electronic Clearing Service (ECS) Facility

   With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing in the following cities:

   Ahmedabad, Bangalore, Bhubaneshwar, Chandigargh, Chennai, Delhi, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, Patna and Thiruvananthapuram.

   Shareholders holding shares in the physical form who now wish to avail ECS facility, may authorise the Company with their ECS mandate in the prescribed form, which can be downloaded from the Company's website (www.ril.com under the section 'Investor Relations') or can be furnished by Registrar and Transfer Agents, M/s. Karvy Consultants Limited, on request. Requests for payment of dividend through ECS for the year 2001-2002 should be lodged with M/s. Karvy Consultants Limited on or before 20th October, 2002.
10. The Company has already transferred all unclaimed dividends

declared upto the financial year ended 31st March, 1995 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Shareholders who have so far not claimed or collected their dividends up to the aforesaid financial year are requested to claim their dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai, Mumbai - 400 614. Telephone (091) (022) 757 6802 in the prescribed form which will be furnished by the Registrar and Transfer Agents, M/s. Karvy Consultants Limited on request.

11. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, dividend for the financial year ended 31st March, 1996 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to the Investor Education and Protection Fund (IEP Fund) established by the Central Government pursuant to Section 205C of the Companies Act, 1956.

Information in respect of such unclaimed dividend when due for transfer to the said Fund is given below:-

Financial year ended	Date of declaration of Dividend	Due date for transfer to IEP Fund
31.03.1996	18.07.1996	04.09.2003
31.03.1997	26.06.1997	13.08.2004
31.03.1998	26.06.1998	13.08.2005
31.03.1999	24.06.1999	11.08.2006
31.03.2000	30.03.2000	17.05..2007
31.03.2001	15.06.2001	21.07.2008

Shareholders who have not so far encashed the dividend warrant(s) are requested to seek issue of duplicate warrant(s) by writing to the Office of the Registrar and Transfer Agents, M/s. Karvy Consultants Limited. **Shareholders are requested to note that no claims shall lie against the said Fund or the Company in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.**

12. Non-resident Indian Shareholders are requested to inform the Company immediately:
    a) The change in the Residential status on return to India for permanent settlement.
    b) The particulars of NRE Bank account maintained in India with complete name and address of the Bank, if not furnished earlier.

13. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representative to attend and vote at the Annual General Meeting.

14. Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make nomination in respect of shares held by them in physical form. Shareholders desirous of making nominations are requested to send their requests in Form 2B (which will be made available on request) to the Registrar and Transfer Agents, M/s. Karvy Consultants Limited. The said Form 2B can also be down-loaded from the Company's web site www.ril.com.

15. The Company has obtained the approval under sub section (1) of Section 166 of the Companies Act, 1956, from the Registrar of Companies, Maharashtra, Mumbai, for extension of time for holding the Annual General Meeting of the Company upto 14th December, 2002.

16. **Appointment/Reappointment of Directors:**
    At the ensuing Annual General Meeting, Shri Hital R. Meswani, Shri Ramniklal H. Ambani and Shri T. Ramesh U. Pai, retire by rotation and being eligible offer themselves for reappointment. Shri S. Venkitaramanan will be appointed as a Director liable to retire by rotation. The information or details to be provided for the aforesaid Directors under Corporate Governance code are as under:

    (a) **Shri Hital R. Meswani,** aged 34 years is a Chemical Engineer from School of Engineering & Applied Science - University of Pennsylvania and a B.S. (equivalent to B.B.A.) from Wharton School, University of Pennsylvania, USA. He joined Reliance in 1990. He was appointed on the Board as Executive Director since 4th August, 1995, with overall responsibility of Refinery Division including refining and downstream. He is also a member of the Finance Committee of the Directors. He is the brother of Shri Nikhil R. Meswani, one of the Directors of the Company.

    (b) **Shri Ramniklal H. Ambani,** aged 77 years, has been one of the foremost Directors of the Company since 11th January, 1977. He is the elder brother of Late Shri Dhirubhai H. Ambani and has been instrumental in chartering the growth of the Company during its initial years of operations from its factory at Naroda, in Ahmedabad. He set up and operated the textile plant of the Company at Naroda, Ahmedabad and was responsible in establishing the Reliance Brand name "VIMAL" in the textile market in the country. He is also a Director in the following Companies viz: Gujarat Industrial Investments Corporation Ltd., Yashraj Investments and Leasing Co. Pvt Ltd., Anjali Threads Pvt Ltd., Anjali Fiscal Pvt Ltd., Action Exports Pvt Ltd., Sintex Industries Ltd. and Ras Organisers Pvt. Ltd.

    (c) **Shri T. Ramesh U. Pai,** aged 77 years, hails from a family of Bankers and is a Director of the Company since July, 1979. He has vast experience in banking and finance and has also set up many educational institutions. He is also a Director in the following Companies viz. Kurlon Ltd., Lingapur Estates Ltd., Andhra Sugars Ltd., Maharashtra Apex Corporation Limited and Commercial Corporation of India Limited.

    (d) **Shri S. Venkitaramanan,** aged 71 years, holds a Master's Degree in Physics from the University of Kerala and also a Masters Degree in Industrial Administration from Carnegie Mellon University, Pittsburgh, USA. He is a former Governor of Reserve Bank of India. He is the Chairman of Ashok Leyland Finance Ltd. and director of many prominent companies. He has been a director of the Company since 1997.

Explanatory statement under Section 173(2) of the Companies Act, 1956

Item No. 7

Shri S. Venkitaramanan ceased to be nominee of ICICI Bank Limited (formerly known as ICICI Limited) on the Board of the Company with effect from 2nd August, 2002.

Pursuant to Article 135 of the Articles of Association of the Company, the Board of Directors appointed Shri S. Venkitaramanan as an Additional Director of the Company with effect from 14th August, 2002. Pursuant to Section 260 of the Companies Act, 1956, Shri S. Venkitaramanan, will hold office as Additional Director up to the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member along with a deposit of five hundred rupees proposing the candidature of Shri S. Venkitaramanan for the office of Director of the Company under the provisions of Section 257 of the Companies Act, 1956.

S. Venkitaramanan, who belonged to Indian Administrative Services and who was Secretary of Finance for the Government of India and former Governor, Reserve Bank of India, is having wide experience to his credit in the Banking and Financial Management in Corporate World. Keeping in view his vast expertise and knowledge, it will be in the interest of the Company that Shri S. Venkitaramanan is appointed as a Director of the Company.

Your Directors, therefore, recommend the resolution for your approval.

Save and except Shri S. Venkitaramanan, none of the other Directors of the Company is, in any way, concerned or interested in this resolution.

By Order of the Board of Directors

Rohit C. Shah
Vice-President and Company Secretary

Place: Mumbai
Dated: 30th September, 2002

Letter to Shareholders

Our dear fellow Reliance shareowners,
The beloved patriarch of our 3.3 million strong family of Reliance shareowners, the visionary Chairman of our company, Reliance Industries - the legendary Dhirubhai Ambani, has departed for his heavenly abode.

Eminent personalities the world over, and the humblest of persons, from every walk of life, have written and spoken of his unprecedented achievements.

In a single lifetime, and without even a formal education, he began his career as a petrol pump attendant in the Middle East in the mid 50s, launched Reliance Industries, a modest textiles manufacturer, with a tiny public offering in the Indian capital markets in 1977, and in a short span of the next 25 years, took Reliance to the heights of the world's 500 largest companies by the year 2002.

Belief in India and its People
Dhirubhai Ambani's belief in the potential of the Indian markets, and the capabilities of the Indian people, was unwavering. His confidence in the growth potential of the Indian economy was unshakeable. He was convinced that India would one day rank amongst the world's leading economic super-powers.

Operating under the constraints of the regulated economic environment of the 70s and 80s, he nonetheless brought to Indian industry concepts alien to the country at that time - an entrepreneurial spirit, world scale and world class assets, leading edge technologies, global competitiveness, and international best practices in all aspects of operations - production processes, financial management, quality standards, energy conservation, Human Resources Development, and Health, Safety and Environment.

From the modest beginning in textiles, he ensured Reliance participated in every growth opportunity in India - exploration and production (E&P) of oil and gas, refining and marketing (R&M) of petroleum products, petrochemicals (polyester, polymers and intermediates), power, infocom and financial services.

His dynamic vision, his inspiring leadership, and his unswerving commitment to growth, saw Reliance Industries become India's largest private sector company, with Gross Turnover of Rs. 57,120 crores (US$ 11,705 million), cash profits of Rs. 6,643 crores (US$ 1,361 million), net profits of Rs. 3,243 crores (US$ 665 million), total assets of Rs. 56,485 crores (US$ 11,575 million), net worth of Rs. 27,812 crores (US$ 5,699 Million), and market capitalisation of nearly Rs. 42,000 crores (US$ 8,600 million) in the year ended March 31, 2002.

Simultaneously, he brought Reliance the distinction of becoming India's largest exporter, with exports of Rs. 11,200 crores (US$ 2,295 million), and its products being exported to over 100 countries - establishing a presence in markets traditionally dominated by the world's largest multi-national corporations.

Dhirubhai Ambani's love for all of you, our dear Reliance shareowners, was unparalleled. He was obsessed with distributing wealth to his shareholders, particularly small investors. An investor in 100 shares in Reliance's initial public offering in 1977 would have seen his investment of Rs. 1,000 appreciate to nearly Rs. 1,54,000 by March 31, 2002 - a phenomenal return of 22% per year, compounded annually, over a period of 25 years.

You have reciprocated with your loyalty. The Reliance family has multiplied to over 3.3 million shareowners - India's largest family of shareowners, and amongst the largest in the world.

It is a tribute to Dhirubhai Ambani's achievements that not just domestic investors, but even the most sophisticated of international investors have joined the ranks of Reliance's family of shareowners in large measure - over 25% of Reliance's equity share capital was owned by foreign investors by the time of his passing away.

The confidence and trust he inspired were such that the most astute international money managers lined up to advance money to Reliance for 100 years in 1997 - a remarkable and unprecedented feat for a company from India, and one achieved by only a handful of companies all over the world.

These are the great achievements and timeless values that Dhirubhai Ambani has left behind for all of us.

Our Tribute
We, who have had the good fortune to have worked with him so closely for the past 20 years, know it with certainty, that the only tribute he will recognise from all of us is to take Reliance to the further heights of glory and achievement of which he dreamed.

We may have become one of the world's 500 largest companies, yet he never tired of reminding us that Reliance was still almost a pygmy compared to the world's giant corporations.



Bridging that gap, and making a significant contribution to India's development as an economic super-power, was his unfinished agenda - and we are committed to the completion of that agenda.

We are committed to the future growth of Reliance and India, in line with his vision and inspiration - thinking big, and thinking world-class in every respect.

We are committed to the continuity of each of the principles, values and philosophies by which he lived - taking forward his abiding philosophy of placing trust in people, and nurturing long-term relationships.

We are committed to the creation and distribution of wealth for our millions of shareowners - the over-riding 'mantra' to which he was wedded.

Our Future Growth
The path to our future growth is well charted.

We are the country's largest private sector E&P player, with over 177,000 sq. kms. of awarded exploration acreage, in 26 offshore and onshore, deep and shallow water blocks, including one in Yemen. We are making significant investments in these E&P blocks over the next 2 years, to establish the presence of oil and gas reserves. We expect the contribution of the Oil and Gas division to increase substantially, upon successful completion of these activities.

Our refinery at Jamnagar in Gujarat is the world's largest grassroots refinery, and the 5th largest refinery in the world, at any single location. Within India, it is the largest, most complex and most profitable refinery, with nearly 25% of domestic production capacity.

We have received government approvals for setting up over 5,800 retail outlets for marketing of transportation fuels, diesel and gasoline, across the country. We will be investing in these outlets over the next two years, to achieve integration of refining and marketing, deliver a complete value proposition to our customers, and enhance returns on our capital employed in this business.

In petrochemicals, we are already the world's second largest producer of polyester staple fibre and polyester filament yarn, and amongst the top 10 producers globally, in most of our other major products. Our recent acquisition of IPCL has further strengthened our competitiveness. We will continue to look for opportunities, in India and abroad, to increase our leadership in this business.

In the power sector, we have strengthened our ownership of BSES, India's leading utility company, with interests in power generation, transmission and distribution, with a customer base of over 5 million. We see substantial growth in the power sector in the future, with the increased momentum on privatisation of the distribution sector.

In the field of information and communications, our group company, Reliance Infocomm, will usher in a digital revolution in the country, providing the full range of fixed wireline, mobile, national long distance and international long distance services, together with data, image and value added services, to customers across the country. We are already at an advanced stage of completion of a state-of-the-art, terabit capacity, IP based, optic fibre, broadband backbone across the country.

The creation of world class digital infrastructure will help achieve national objectives, by increasing teledensity in the country, accelerating the pace of economic development, while creating significant value for our shareholders.

Returns to Shareholders
You, our dear fellow Reliance shareowners, may be concerned about the decline in the value of your shareholdings in Reliance, as compared to the last year.

We believe this is only a reflection of the general erosion in stock market values the world over, in the aftermath of terrorist attacks in the United States in September 2001, and the consequent global slowdown in economic growth.

We are happy to note that long-term investors in shares of Reliance Industries have earned returns of 18% per year, compounded annually, over the past 5 years, in a period when the benchmark index, the BSE Sensex, has delivered compounded returns of less than 1% per annum.

We remain confident that, over the long term, our emphasis on consistent performance, financial conservatism and discipline, and generation of healthy cash flows on investments in our various businesses, will contribute to enhancement of overall value for all our shareholders.

Mukesh D. Ambani
Chairman & Managing Director

Anil D. Ambani
Vice Chairman & Managing Director

Financial Highlights

Consistent and robust growth

(Rs. in crores)

	2001-02		00-01	99-00	98-99	97-98	96-97	95-96	94-95	93-94	92-93	1985
	$ Mn											
Gross Turnover	11,705	57,120	28,008	20,301	14,553	13,404	8,730	7,786	7,019	5,345	4,106	733
Total Income	11,865	57,902	28,391	20,988	15,161	13,740	9,020	8,058	7,331	5,555	4,222	744
Earnings Before Depreciation, Interest and Tax (EBDIT)	1,774	8,658	5,562	4,746	3,318	2,887	1,948	1,752	1,622	1,159	929	139
Depreciation	577	2,816	1,565	1,278	855	667	410	337	278	255	280	37
Profit After Tax	665	3,243	2,646	2,403	1,704	1,653	1,323	1,305	1,065	576	322	71
Taxes *paid* to the Government	2,145	10,470	4,277	3,719	2,893	3,021	2,490	2,234	2,147	1,391	1,118	373
Equity Dividend %	47.5	47.5	42.5	40	37.5	35	65	60	55	51	35	50
Dividend Payout	136	663	448	385	350	327	299	276	199	138	85	25
Equity Share Capital	216	1,054	1,053	1,053	933	932	458	458	456	318	245	52
Equity Share Suspense	70	342	–	–	–	–	–	–	–	–	–	–
Reserves and Surplus	5,413	26,416	13,712	12,636	11,183	10,863	8,013	7,747	6,731	4,011	2,362	254
Net Worth	5,699	27,812	14,765	13,983	12,369	11,983	8,471	8,405	7,193	4,335	2,613	311
Gross Fixed Assets	9,889	48,261	25,868	24,662	22,088	19,918	14,665	11,374	8,390	5,132	4,641	736
Net Fixed Assets	6,800	33,184	14,027	15,448	15,396	14,973	11,173	9,233	6,585	3,600	3,368	607
Total Assets	11,575	56,485	29,875	29,369	28,156	24,388	19,536	15,038	11,529	8,121	6,083	1,046
Market Capitalisation#	8,604	41,989	41,191	33,346	12,176	16,518	14,395	9,783	12,027	10,718	4,388	906
Number of Employees	–	12,864	15,083	15,912	16,640	17,375	16,778	14,255	12,560	11,873	11,944	9,066

Key indicators

	2001-02		00-01	99-00	98-99	97-98	96-97	95-96	94-95	93-94	92-93	1985
	$											
Earnings Per Share - Rs.	0.48	23.4	25.1	22.4	18.0	17.6	14.4	14.0	11.7	9.1	6.6	6.9
Cash Earning Per Share - Rs.	1.04	50.8	40.0	34.6	27.1	24.7	18.8	17.6	14.8	13.1	12.3	10.6
Gross Turnover Per Share - Rs.#	8.38	409.1	265.8	192.7	155.9	143.6	94.8	85.0	77.0	84.1	83.5	70.5
Book Value Per Share - Rs.#	4.08	199.2	140.1	129.9	129.8	128.3	92.0	89.5	79.0	68.0	53.0	29.5
Debt : Equity Ratio	0.64:1	0.64:1	0.72:1	0.82:1	0.86:1	0.68:1	0.83:1	0.49:1	0.35:1	0.58:1	0.84:1	1.66:1
EBDIT/ Gross Turnover %	15.2	15.2	21.6*	23.8*	22.8	21.5	22.3	22.5	23.1	21.7	22.6	19.0
Net Profit Margin %	5.7	5.7	10.3	12.0	11.7	12.3	15.2	16.8	15.2	10.8	7.8	9.7
RONW % **	16.1	16.1	20.0	21.8	19.0	21.6	22.3	25.3	23.5	18.2	20.7	30.5

1US$ = Rs. 48.8 (Exchange rate as on 31.03.2002)

All references to $ are to US Dollars

Per share figures upto 1996-97 have been recast to adjust for 1 : 1 bonus issue in 1997-98

* Gross Turnover excludes merchant exports

** Adjusted for CWIP and revaluation

Based on post merger 139,63,77,536 number of outstanding equity shares.

Reliance's Major Products and Brands

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Polyesters				
Recron	Texturised Yarn Twisted/Dyed Yarn Polyester Staple Fibre (PSF) Polyester Filament Yarn (PFY)	Recron	Apparels, home textiles, industrial sewing threads, automotive upholstery	E.I. DuPont,USA Zimmer,Germany Barmag,Germany Toray, Japan Murata, Japan ICI, UK Rieter,Switzerland
Recron Fibrefill	Polyester Fibrefill (PFF)	Recron Fibrefill	Pillows, cushions, quilts, mattresses, non-wovens, furnitures, toys	E.I. DuPont, USA
Recron 3S	Speciality Product	Recron 3s	Construction industry (concrete/mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry	
Recron Stretch	Polyester Covered Yarn	Recron Stretch	Denims, shirting, suiting, dress material, T-shirts, sportswear, swimwear	
Relpet	Polyethylene Terephthalate (PET)	RELPET A Reliance Product	Packaging-water, soft drinks, beverages, confectionary	E.I. DuPont, USA Sinco, Italy
Polymers				
Repol	Polypropylene (PP)	REPOL A Reliance Product	Woven sacks for cement, foodgrains, sugar, fertilisers; leno bags for fruits & vegetables; TQ & BOPP films and containers for packaging textiles, processed food, FMCG; office stationary; components for automobile and consumer durables; moulded furniture & luggage; houseware; geotextiles; fibres for socks, sports wear; soft luggage	Dow-UCC,USA
Relene	High Density Polyethylene (HDPE)	RELENE A Reliance Product	Woven sacks; raschel bags for fruits & vegetables; containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides; industrial crates & containers; carrier bags; houseware; ropes & twines; pipes for water supply, irrigation; process industry & telecom	Novacor,Canada
Reclair	Linear Low Density Polyethylene (LLDPE)	RECLAIR A Reliance Product	Films for packaging milk, edible oil, salt, processed food; rotomoulded containers for storage of water; chemical storage and general purpose tanks; protective films and pipes for agriculture; cable sheathing; lids & caps; masterbatches	Novacor,Canada
Reon	Polyvinyl Chloride (PVC)	REON A Reliance Product	Pipes & fittings; door & window profiles; insulation & sheathing for wire & cables; rigid bottles & containers for packaging applications; footwear; flooring, partitions, roofing; I.V. fluid & blood bags	Geon Company, USA
Relpipe	Poly-Olefin (HDPE & PP) Pipes	RELPIPE A Reliance Product	Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution	

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Chemicals				
Relab	Linear Alkyl Benzene (LAB)		Detergents	UOP, USA
Fibre Intermediates	Paraxylene (PX)		Raw material - PTA	UOP, USA
	Purified Terephthalic Acid (PTA)		Raw material - Polyester	ICI, UK /DuPont
	Mono Ethylene Glycol (MEG)		Raw material - Polyester	ABB Lummus Crest Netherlands (Shell Process)
Textiles				
Vimal	Suitings, Shirtings, Dress material, Sarees		Apparels	
Harmony	Furnishing fabrics, Day curtains Automotive upholstery		Furnishings, home textiles	
RueRel	Suitings		Apparels	
V2	Ready-to-stitch, Take away fabric		Apparels	
Reancé	Readymade Garments		Suits, shirts & trousers	
SlumbeRel	Fibre filled pillows & sleep products		Sleep products	E.I. DuPont, USA
Oil and Gas	Crude Oil and Natural Gas		Refining, power, fertilisers and petrochemicals	
Refining	Liquefied Petroleum Gas (LPG)		Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochemicals such as ethylene, propylene & fertilisers etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel / Superior Kerosene Oil		Aviation & domestic fuels	
	High Speed Diesel		Transport fuel	
	Sulfur		Feedstock for fertilisers, pharmaceuticals	
	Petroleum Coke		Fuel for power plants and cement plants	

Product Flow Chart


Offshore
Oil & Gas Production
Jamnagar Complex
Refining
LPG
MS
ATF
HSD
Coke
Sulfur
Fuel Oil
Naphtha/NGL
Kerosene
Hazira Complex
PP (1)
Propylene (1)
Ethylene
Butene-1
VCM
EDC
EO
PVC
DEG
MEG
TEG
HDPE/LLDPE
Patalganga Complex
PX(1)
NP
Acetic Acid
PTA(2)
LAB
Existing Products
Purchased Raw Materials
Partly Purchased Raw Material
PET(3)
Polyester Chips
PFY(2)
PSF(2)
Naroda Complex
Texturised/Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics

Abbreviation	Full Name	Abbreviation	Full Name	Abbreviation	Full Name
ATF	Aviation turbine fuel	LLDPE	Linear low density polyethylene	PP	Polypropylene
DEG	Di-ethylene glycol	MEG	Mono-ethylene glycol	PSF	Polyester staple fibre
EDC	Ethylene di-chloride	MS	Motor spirit	PTA	Purified terephthalic acid
EO	Ethylene oxide	NGL	Natural gas liquid	PVC	Polyvinyl chloride
HDPE	High density polyethylene	NP	Normal paraffin	PX	Paraxylene
HSD	High speed diesel	PET	Polyethylene terephthalate	TEG	Tri-ethylene glycol
LAB	Linear alkyl benzene	PFY	Polyester filament yarn	VCM	Vinyl chloride monomer

(1) Plant also under operation at Jamnagar Complex (2) Plant also under operation at Hazira complex (3) Plant operational at Hazira Complex.

Management Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realised. The company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overall Review

India's first private sector Fortune Global 500 company

During the year under review, the Boards of Directors of Reliance Industries Ltd. (RIL) and Reliance Petroleum Ltd. (RPL) unanimously approved the merger of RPL with RIL, with retrospective effect from April 1, 2001, subject to necessary approvals. The Boards of both companies recommended an exchange ratio of 1 share of RIL for every 11 shares of RPL.

The merger was approved by shareholders of both companies with an overwhelming majority of over 99.9%. Pursuant to the receipt of approvals from the High Courts of Gujarat and Bombay, and filing of requisite documents with the Registrar of Companies, the 'effective date' for the merger was fixed as September 19, 2002.

The merger of RPL with RIL represents the largest ever merger in India, creating the country's largest private sector company on all financial parameters, including sales, assets, net worth, cash profits and net profits:

	Rs. Crores	US$ million
Gross Turnover	57,120	11,705
Assets	56,485	11,575
Net Worth	27,812	5,699
Cash Profit	6,643	1,361
Net Profit	3,243	665

The merger has created India's only world scale, fully integrated energy company, with operations in oil and gas exploration and production (E&P), refining and marketing (R&M), petrochemicals, power, and textiles. The merged entity, RIL, enjoys global rankings in all its major businesses, and leading domestic market shares.

The merger is in line with global industry trends, for enhancing scale, size, integration, global competitiveness, and financial strength and flexibility to pursue future growth opportunities, in an increasingly competitive global environment.

The merger has been implemented in the context of the ongoing economic reforms in the country, and takes into consideration various factors, such as:

- continued progress in hydrocarbon sector reforms and deregulation
- dismantling of the administered pricing mechanism (APM) in the refining industry
- the government's decision to grant marketing rights for transportation fuels to the private sector
- the proposed disinvestment of domestic public sector oil companies

The merged enterprise is headquartered at the existing corporate headquarters at Mumbai in India, with plants located at Patalganga in Maharashtra, and at Naroda, Hazira and Jamnagar in Gujarat.

The merger gives RIL the distinction of becoming India's first private sector company, in the internationally tracked Fortune Global 500 list of the world's largest corporations. Based on latest available data published in 2002, RIL ranks:

- amongst the top 200 companies in terms of net profits
- amongst the top 300 companies in terms of net worth
- amongst the top 425 companies in terms of assets
- amongst the top 500 companies in terms of sales

The merger also ranks RIL amongst the top energy and petrochemicals companies globally. RIL ranks:

- amongst the top 30 companies based on net profit
- amongst the top 50 companies based on sales

The merger ranks RIL amongst the top Asian oil and gas and chemical companies, as well. RIL ranks:

- 4th in terms of profits
- 17th in terms of sales

The merger has resulted in accretion of over Rs. 2,450 crores (US$ 500 million) to RIL's cash flows, and acquisition of facilities which have been valued at over Rs. 21,000 crores (US$ 4.3 billion) by leading international industry consultants, Chemsystems.

The merger will contribute to the following substantial benefits for RIL, thereby substantially enhancing shareholder value:

- Scale
- Integration
- Global competitiveness
- Operational synergies
- Logistics advantages
- Cost efficiencies
- Productivity gains
- Rationalisation of business processes
- Optimisation of fiscal incentives

- Enhanced financial strength and flexibility
- Reduction of volatility in the earnings stream

The merger has led to a 32% increase in RIL's equity from Rs. 1,054 crores to Rs. 1,396 crores. Under the terms of the merger, shares of RPL held by RIL, representing 28% of RPL's equity share capital, have been cancelled.

RIL shares, against the holding of RPL shares by Reliance Industrial Investments and Holdings Ltd. (RIIHL), a 100% subsidiary of RIL, constituting 7.5% of the fully diluted equity share capital of RIL, with a value of over Rs. 3,100 crores (US$ 645 million), will be directly issued and allotted to a Trust, to be held for the benefit of RIIHL.

RPL shares held by other RIL associates, representing 14% of RPL's equity share capital, will be exchanged into RIL shares, constituting 4.7% of the fully diluted equity share capital of RIL, with a value of nearly Rs. 2,000 crores (US$ 405 million).

RIL will endeavour to monetise this aggregate economic value of over Rs. 5,100 crores (over US$ 1 billion), at an appropriate time in the future, to strategic and/ or financial investors, in the endeavour to maximize overall shareholder value.

This aggregate RIL shareholding may also be leveraged to pursue significant acquisition and other growth opportunities in domestic and international markets, with all economic benefits flowing to RIL's shareholders. The pursuit of all these opportunities will be guided by the Reliance group's overall financial conservatism and discipline, and with the consistent objective of maintaining top end credit ratings.

Acquisition of IPCL

Subsequent to the close of the year under review, Reliance has, in another major strategic move, acquired Indian Petrochemicals Corporation Ltd. (IPCL), a leading public sector company, enjoying "Navratna" status, and a public sector pioneer in the petrochemicals business in India.

IPCL is India's second largest petrochemicals company, and is amongst India's top 25 companies, in terms of its sales of Rs. 5,527 crores (US$ 1.1 billion).

Reliance acquired a 26% equity stake in IPCL, held by the Government of India, through an open and transparent process of global competitive bidding.

Subsequently, as required under prevailing regulations, Reliance acquired a further 20% equity stake in IPCL through an open offer to the public, thereby increasing its equity stake in the company to 46%.

Reliance's successful bid of Rs. 1,491 crores (US$ 303 million) at Rs. 231 per share for acquiring the government's 26% stake represented the highest public sector unit disinvestment proceeds received by the Government of India in a single transaction.

Reliance's total investment for the IPCL acquisition is Rs. 2,638 crores, including the proceeds paid under the open offer to the public.

This investment demonstrates Reliance's confidence in future prospects of the Indian economy, and the petrochemicals industry. India's per capita consumption of polymers is amongst the lowest in the world, and Reliance sees tremendous future growth potential in this business.

Reliance's acquisition of IPCL is in line with international trends of industry consolidation, to enable both companies to enhance scale, size, integration, and financial strength and flexibility to pursue future growth opportunities, in this increasingly competitive global environment.

IPCL, and its shareholders, workers and employees, will benefit from Reliance's proven vision and management strengths, established project execution capabilities, and demonstrated track record of consistent operational and financial performance.

IPCL will significantly benefit from Reliance's financial engineering skills, its ability to access capital at the most competitive terms, and to optimise financial costs.

IPCL will be in a position to leverage Reliance's proven capabilities of achieving optimal plant capacity utilisation, through operational efficiencies, and low cost de-bottlenecking of capacities.

IPCL will also enjoy the full benefits of Reliance's strong relationships with customers, technology and equipment suppliers, and other constituents, in the domestic and international markets.

The benefits of the change in management control have already become visible in IPCL's performance in the first few months after the acquisition.

Production has increased significantly, and steps are also already underway to improve yield by optimising process conditions, and by increasing uptime of manufacturing plants, thereby further contributing to higher productivity.

Net sales realisation for all major products have increased as a result of Reliance's initiatives for strengthening customer relationships. This has contributed to improvement in operating margins.

As Reliance and IPCL serve the same customer base, both in domestic and export markets, a detailed programme is already underway, for integrating operations at various marketing offices across the country, as well as up country warehouses.

A detailed exercise covering three manufacturing sites of IPCL, and two manufacturing sites of Reliance, encompassing eighteen manufacturing plants, is also under implementation. The benefits of this programme are expected to be available in the future, and will lead to additional contribution.

IPCL's IT facilities and MIS are being recast in line with RIL's standards, and the entire company is expected to be SAP enabled shortly, with attendant benefits of enhanced efficiency at all levels.

IPCL's acquisition will further Reliance's goal of attaining global leadership amongst the industry peer group in terms of asset base, revenues, profitability, production volumes, market share, and enhancement of overall shareholder value.

Continued leadership as India's No. 1 business group

The merger of RPL with RIL, and the IPCL acquisition, have strengthened Reliance's position as the largest business group in India, on all major financial parameters, including sales, profits, net worth, and assets.

Contribution to Indian economy

Reliance's leadership position in India, is reflected in its all round contribution to the national economy.

Reliance contributes:

- 3% of India's GDP
- 5% of India's total exports
- 9% of Indian government's indirect tax revenues

The group also accounted for 2.3% of the gross capital formation in the country, in the last 5 years.

Reliance now accounts for:

- nearly 25% of the total profits of the private sector in India
- nearly 10% of the profits of the entire corporate sector in India
- 7% of the total market capitalisation
- weightage of 16% in the Sensex
- weightage of 13% in the Nifty Index

1 out of every 4 investors in India is a Reliance shareholder.

Export performance (including deemed exports)

RIL sold 20% of its production for exports markets during the year under review. RIL's exports were US$ 2,295 million (Rs. 11,200 crores) during the year, ranking RIL as India's largest exporter.

Leadership rankings in all major businesses

RIL enjoys global leadership rankings in all its major businesses.

RIL's 27 million tonne refinery at Jamnagar in Gujarat, India is the world's largest grassroots refinery, and the 5th largest refinery at any single location. Production from the refinery accounts for almost 25% of India's total production of petroleum products.

Subsequent to the close of the year under review , RIL has also received approvals from the Government of India for setting up over 5,800 retail outlets in the country for marketing of transportation fuels, diesel and gasoline.

RIL continues to be ranked amongst the top 10 producers globally, in all its major petrochemicals products. Reliance is the 2nd largest producer of POY and PSF, the 3rd largest producer of paraxylene (PX), the 4th largest producer of PTA, and the 7th largest producer of polypropylene (PP) in the world. Within the country, RIL enjoys leading market shares in all these businesses.

Reliance's integrated refining, petrochemicals, power and port complex at Jamnagar, Gujarat, set up at a capital outlay of Rs. 25,000 crores (US$ 6 billion), represents the single largest investment ever made by the private sector in India at a single location.

RIL is now making investments in the upstream segment of the energy business. RIL is already India's largest private sector player in E&P (exploration and production of oil and gas), with over 177,000 sq. kms. of awarded exploration acreage, in 26 offshore and onshore, deep and shallow water blocks, including one in Yemen.

Operating environment and performance

The year under review was characterised by uneven demand conditions, increased volatility in feedstock prices, and sharp declines in product selling prices, as a result of global capacity additions.

The terrorist attacks in the US on September 11, 2001 had a significant adverse impact on global economic growth, creating further pressures on the demand supply balance for the energy and petrochemicals industry.

Reliance's ability to maintain its cash flows and profits in this difficult environment reflects the global competitiveness of its operations, leadership in domestic markets, and a healthy presence in export markets.

During the year, RIL's major plants operated at over 100% capacity utilisation, setting new records in production volumes.

RIL's refinery processed 28.96 million tonnes of crude during the year, as against 25.70 million tonnes during the previous year.

RIL's total production volume of petrochemicals, including toll conversion, touched 11.5 million tonnes, an increase of 11% compared to the corresponding previous year.

RIL's Oil and Gas production was 411,000 tonnes and 666,500 tonnes respectively.

Financial Review

Reliance Petroleum Ltd. (RPL) merged with RIL, with effect from April 1, 2001. To that extent, the figures for the year ended March 31, 2002 stated herein are not comparable with figures for the previous year.

RIL's Gross Turnover for the year ended March 31, 2002 increased to Rs. 57,120 crores (US$ 11,705 million), against Rs. 28,008 crores last year.

Gross Turnover include inter-divisional transfers of Rs. 11,716 crores (US$ 2,401 million), against Rs. 4,984 crores in the previous year.

Domestic sales accounted for 80% of gross turnover.

RIL's manufactured exports, including deemed exports, increased to Rs. 11,200 crores (US$ 2,295 million), from Rs. 9,370 crores (US$ 2,010 million).

RIL's operating profit, before other income, increased to Rs. 7,876 crores (US$ 1,614 million) during the year, compared to Rs. 5,179 crores (US$ 1,111 million).

RIL's operating margin for the year stood at 13.8%, reflecting the impact of the merger of RPL's refining business with RIL.

The operating margin factors in gains from increased volumes, lower feedstock costs for petrochemicals, partially offset by lower product prices, gains from productivity, cost control and efficiencies, a higher degree of integration and value addition, rationalisation of duties, and the impact of rupee depreciation.

Other income for the year stood at Rs. 782 crores (US$ 160 million), largely reflecting interest and dividend income.

Interest expense increased to Rs. 1,825 crores (US$ 374 million), and depreciation increased to Rs. 2,816 crores (US$ 577 million), reflecting the impact of the merger of RPL with RIL.

RIL's corporate Income tax liability for the year was Rs. 190 crores (US$ 39 million), which was limited to the impact of the Minimum Alternative Tax (MAT).

Cash profits increased to Rs. 6,643 crores (US$ 1,361 million).

There was a deferred tax liability of Rs. 996 crores (US$ 204 million) for the year, primarily in relation to the depreciation on assets of the refining business that may now be availed by RIL.

Net profit for the year increased to Rs. 3,243 crores (US$ 665 million).

The profit for the year would have been higher by Rs. 238 crores (US$ 49 million), had there been no change in the method of providing depreciation.

RIL's paid up equity share capital will increase to Rs. 1,396 crores (US$ 286 million) (including shares to be allotted to shareholders of erstwhile RPL) as a result of the merger of RPL with RIL.

Earnings Per Share (EPS) were Rs. 23.4 (US$ 0.48) and Cash Earnings Per Share (CEPS) were Rs. 50.80 (US$ 1.04).

A dividend of 47.5% has been proposed, subject to the approval of shareholders. The dividend pay out of Rs. 663 crores (US$ 136 million) for the year. The company has been consistently increasing dividends for the past 10 years.

Capital expenditure during the year was Rs. 1,474 crores (US$ 302 million), primarily as normal capital expenditure.

Total assets increased during the year to Rs. 56,485 crores (US$ 11,575 million).

RIL contributed a total of Rs. 10,470 crores (US$ 2145 million) to the national exchequer in the form of various taxes.

The company's operations have helped the nation save precious foreign exchange to the tune of Rs. 20,169 crores (US$ 4,133 million).

Resources & Liquidity

Reliance continues to maintain its conservative financial profile, as reflected in both, its domestic and international ratings.

During the year, RIL's existing credit ratings were reaffirmed as unchanged by the rating agencies, subsequent to the merger of RPL with RIL.

The ratings for RIL's long term debt were reaffirmed at "AAA" from CRISIL, the highest rating awarded by the agency. FITCH Ratings India also affirmed its "Ind AAA" debt rating for the company, indicating the highest credit quality.

RIL's international debt carries ratings of "BB" (negative outlook) from S&P, and Ba2 from Moody's, the latter constrained by the sovereign ceiling.

Reliance's gross debt equity ratio, including long term and short term debt as on March 31, 2002, is a conservative 0.64, despite the increase in total assets to Rs. 56,485 crores (US$ 11,575 million).

Reliance's equity share capital, following the merger of RPL with the company, stood at Rs. 1,396 crores (US$ 286 million). Reserves and Surplus as on March 31, 2002 aggregated to Rs. 26,417 crores (US$ 5,413 million).

The company's long term debt as on March 31, 2002 stood at Rs. 18,210 crores (US$ 3,732 million). Of this debt, 50% represented foreign currency denominated debt.

RIL's exports, and foreign exchange denominated oil and gas revenues, provide a more than 20 times cover for its annual interest obligations on foreign currency denominated debt.

Reliance funds its long term and project related financing requirements from a combination of internally generated cash flows and external sources.

Reliance had issued over US$ 1.3 billion (Rs. 6,000 crores) of debt securities in the international capital markets since 1995, with maturities ranging from 7 years to 100 years.

Reliance bought back a total of US$ 253 million (Rs. 1,225 crores) of its offshore bonds during the year. These were refinanced partly through export proceeds and partly through a syndicated term loan facility of US$ 105 million raised in Japanese Yen, thereby achieving substantial cost savings.

Reliance has, in aggregate, bought back and cancelled US$ 450 million (Rs. 2,182 crores) of its bonds to date, which is about 39% of the total issued amount.

During the year, the company raised the largest ever syndicated foreign currency term loan facility from India for US$ 750 million (Rs. 3,583 crores), setting new benchmarks in pricing, and reflecting Reliance's financial strengths. The deal was named as "The Capital Market Deal of the Year" by IFR Asia, a leading international publication.

The average maturity of RIL's total long term debt is nearly 8 years. The average final maturity of the company's foreign exchange debt included therein is 11.5 years.

Reliance continued to demonstrate its financial flexibility and innovativeness to take advantage of the declining interest rate environment in the country.

During the year, Reliance successfully refinanced loans by issuing debt paper in the domestic market for Rs. 1,410 crores (US$ 288 million).

Reliance meets its working capital requirements through commercial rupee credit lines provided by a consortium of Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis.

In addition, Reliance issues short term debt in the form of fixed and floating rate bonds in Indian Rupees and also avails FCNR B loans in foreign currency.

Reliance's short-term debt programme is rated P1+ by CRISIL, the highest credit rating that may be assigned to this category of instruments.

Reliance availed short-term finance largely by way of export finance, at concessional and extremely competitive rates of interest from banks, during the current year, taking advantage of its substantial export revenues.

The combination of the above has enabled Reliance to significantly reduce the average cost of its short-term debt.

Reliance also undertakes liability management transactions and other structured derivatives, such as interest rate swaps and currency swaps, on an ongoing basis, to reduce its overall cost of debt and diversify its liability mix.

RIL's cash flows, at current year's levels, for less than 3 years, are adequate to extinguish its entire debt, reflecting its inherent financial strength and conservatism.

Business Review

Oil and Gas

India's consumption of crude oil is 2.2 million barrels per day, equivalent to 105 million tonnes per year. The country produces just about 32% of this requirement, and imports the balance 1.5 million barrels per day, or 72 million tonnes per year, of crude oil. Consumption of natural gas in India is presently 68.5 million standard cubic meter per day (MMSCMD), or 883 billion cubic feet per year.

The oil and gas industry in the country is presently dominated by public sector companies.

RIL's oil and gas strategy is aimed at further enhancing the level of vertical integration in its energy business, and capturing value across the entire energy chain, while fulfilling important national priorities, in an attractive tax and fiscal regime.

RIL holds a 30% interest in an unincorporated Joint Venture with British Gas and ONGC, to develop the proven Panna-Mukta and

Tapti oil & gas fields. British Gas has a 30% share and ONGC the balance 40% share.

Oil and gas production from the Panna-Mukta and Tapti fields is presently being sold to Indian Oil Corporation Ltd. (IOC) and Gas Authority of India Ltd. (GAIL), as nominees of the Government, under the Production Sharing Agreements signed with the Government.

The Panna and Mukta fields are currently producing about 30,000 barrels per day of crude oil, and around 2.8 MMSCMD of gas.

The Tapti field produced around 70 billion cubic feet of gas during the year. The field is currently producing around 5.7 MMSCMD of gas.

	2001-02	2000-01
Oil (tonnes)	411,000	418,000
Gas (MTOE)	666,500	688,000

RIL is now the country's largest private sector E&P (Exploration and Production) player, with over 177,000 sq. kms. of awarded exploration acreage, in 26 offshore and onshore, deep and shallow water blocks, including one in Yemen.

12 exploration blocks were awarded through a process of competitive international bidding under the first round of the New Exploration Licensing Policy (NELP-I). Another 4 exploration blocks were awarded by the Government in the second round i.e. NELP II. The Production Sharing Contracts with the Government have already been signed for all these blocks. A 10% interest in these 16 blocks is held by external partners.

Reliance has acquired operatorship in 3 exploration blocks from Tullow of UK and is in an advanced stage of acquiring operatorship of 2 more blocks from Tullow. Reliance has also acquired interest in an exploration block in Yemen during the year.

After the close of the year under review, Reliance has participated in the third round of NELP, and bid for 15 blocks.

The Oil and Gas division presently contributes about 1% of RIL's gross turnover. Reliance sees considerable potential in the E&P business, and expects the share of oil and gas revenues to consistently increase in the future in its overall business portfolio.

Reliance has deployed state-of-the-art technology and is working with leading international technology and service providers for the E&P project, covering all activities, such as seismic studies, processing and interpretation of data, and drilling.

Reliance has commenced exploratory activities, and has already acquired more than 11,500 line kilometers of 2-D and 6,500 square kilometers of 3-D seismic data. Evaluation of data, and further development work is currently in progress.

Refining and Marketing

RIL's refinery at Jamnagar, with capacity of 27 million tonnes per annum, is the world's largest grassroots refinery, and the 5th largest refinery in the world at any single location.

RIL's refinery is the first and the only refinery to be set up in the private sector in India, pursuant to oil sector reforms. RIL's refinery accounts for almost 25% of total production of petroleum products in the country.

The Indian refining and marketing industry is dominated by public sector oil companies, Reliance being the only private sector company.

The total capacity of these refineries is around 116 million tonnes per annum, as per latest published industry data.

Overall domestic consumption for petroleum products remained virtually flat, with marginal negative growth of about 1.5% in the year ended March 31, 2002. Consumption of HSD dropped by about 3.4% and that of Kerosene dropped by about 7.9%. LPG recorded a growth of about 10% and gasoline consumption grew by about 6.2%.

During the year ended March 31, 2002, Reliance's refinery's capacity utilisation was at a record level of 107%. This is in contrast to the capacity utilisation rates of refineries in other regions - 89% for North America, 87% for Europe and 85% for Asia Pacific region.

	2001-02	2000-01
Crude Processed (million tonnes)	28.96	25.70
Capacity utilisation	107%	95%

The refinery's high operating rates are the result of its several unique capabilities, including the ability to optimise crude oil and product mix on a dynamic basis, the international quality of its products, and its access to fully integrated logistics, enabling seamless evacuation of products by sea, rail, road and pipeline, to domestic and international markets.

About 57% of the refinery's production was sold in the domestic markets (excluding captive consumption), of which 86% was sold to the public sector oil companies, under the Administered Price Mechanism (APM) which was in force till March 31, 2002.

Captive consumption of products by RIL accounted for 12% of production, while the balance 31% was exported across the globe, including to the most quality conscious and discerning markets, such as the Far East, Europe, the US, and South America.

The Government of India has subsequently dismantled the APM in the hydrocarbon sector with effect from April 1, 2002. As a result, the marketing of erstwhile 'controlled products' has been opened up to the private sector, and pricing of petroleum products has become market determined.

RIL has already obtained marketing rights for sale of ATF in the domestic market, and has also been granted approvals for setting up over 5,800 retail outlets for retail marketing of transportation fuels, namely, diesel and gasoline.

For the period of two years from April 1, 2002, RIL has concluded product off-take agreements with the three public sector oil companies, namely, IOC, HPCL and BPCL, for nearly 13 million tonnes per year of LPG, MS, SKO and HSD.

In the medium to longer term, RIL proposes to enter retail marketing of transportation fuels, enabling it to deliver a complete value proposition to customers, achieve downstream integration and enhance overall return on capital.

During the year, the Expert Committee on Auto Fuel Policy has submitted its report, mooting the introduction of Bharat Stage II norms (equivalent to Euro II norms) in the entire country from April 2005. The Committee has also recommended Euro III equivalent emission norms for all categories of vehicles (excluding two and three wheelers) to be introduced in seven mega cities from April 2005, and to be extended to other parts of the country from 2010.

The committee expects the Indian refiners to spend Rs. 17,000 crores to meet emission norms by 2005, and another Rs. 18,000 crores to meet the 2010 specifications. Reliance's refinery already meets the Bharat II specifications, and will be able to meet Euro III equivalent specifications with nominal investments. Reliance's competitive advantage will thus further improve significantly, with more stringent product specifications becoming introduced in the country.

On the product distribution front, Reliance has a 10% stake in Petronet India Limited, the holding company set up for creation of pipeline infrastructure for evacuation of petroleum products all over India.

Petrochemicals

Polymers (PP, PE and PVC)

Highlights

PP Production crosses 1 Million MT - capacity utilisation of 104%

EDC manufacturing facility at Hazira commissioned

Overseas offices in China, UAE and Vietnam established

Plans to open new offices in Indonesia and Turkey

Planning, Research and Business Development Group constituted to spearhead product and application development work in Polymers

India is amongst the fastest growing polymer markets in the world, and is expected to become the world's third largest polymer market after the US and China by the end of this decade.

Current polymers consumption of 3.4 million tonnes in the country is expected to treble during this decade, owing to the huge latent demand potential. Reliance intends to increase production at its existing plants, and set up new plants at an appropriate time, to capitalise on these future growth opportunities in the Indian and Asian polymer markets.

Strong resurgence in demand after the weak conditions in 2001, resulted in overall demand growth of 16% for polymers (PP, PE, and PVC) during the year. This double digit growth rate is expected to be maintained in the future, as demand for packaging picks up with revival of economic growth.

During the year, to strengthen its presence in fast growing export markets, Reliance has opened offices in China, UAE, and Vietnam. Two more offices are proposed to be opened shortly in Indonesia and Turkey.

(Production in tonnes)

	2001-02	2000-01
PP	1,038,000	901,000
PE	376,000	352,000
PVC	288,000	288,000

Reliance is the 7th largest PP producer in the world with an installed capacity of 1 million tonnes per year. During the year, Reliance produced several import substitution grades of PP, which have successfully replaced imports.

Reliance is continuously focussing on production of value added premium grades of PE. As a part of this exercise, PE ducts and PE pipe coating compounds made from Reliance polyethylene are being sold in India and abroad. Efforts are also on to produce premium grades using octene co-monomer.

After strong 21% sales growth in PVC industry, domestic demand for PVC now matches local availability. The EDC plant commissioning during the year is another step in backward integration. Efforts are on to optimise PVC production through better grade planning and import of VCM.

Polyester (PFY, PSF and PET)

Reliance is the world's second largest polyester manufacturer (fibre and yarn). During the year, Reliance further consolidated its position in the polyester business, on the strength of its integrated operations, economies of scale, and diversified product range.

Demand for PFY, PSF and PET in the country crossed 1.3 million tonnes during the year, reflecting growth of 5%, despite the impact of the global slowdown. Reliance is the country's largest manufacturer of these products, having a market share of 54%. The industry has a fragmented structure, with a large number of players operating with relatively small capacities.

Reliance's polyester production volumes increased 12% during the year to 812,000 tonnes, which was higher than the industry growth rates.

(Production in tonnes)

	2001-02	2000-01
PFY	373,000	336,000
PSF	361,000	317,000
PET	78,000	72,000

Speciality grades accounted for 58% of PSF production, while 29% of PFY production represented niche products, contributing a premium of 5% to 25% over commodity prices.

During the year, Reliance launched a new speciality product, Recron –3S, for the benefit of the asbestos and construction industry. Reliance is the only domestic manufacturer of this product, which is used as a reinforcement agent.

During the year, Reliance entered into a strategic alliance with DuPont for exclusive distribution of Lycra® - the most widely used stretch fibre and a registered trademark of DuPont.

The Reliance-DuPont alliance will benefit users of Lycra®, and Indian consumers, who will get world-class garments hitherto available only abroad. This alliance will also enable Indian textile and garment manufacturers to link up, through DuPont, with overseas distribution and marketing networks. This will go a long way in building India's exports of branded high value products.

During the year, Reliance announced expansion of PET capacity from 80,000 tonnes per year to 300,000 tonnes per year, through the building of the world's first plant based on DuPont's revolutionary NG-3 technology.

This new world-scale plant will be located alongside the existing facility at Hazira. This will make Reliance the fourth largest manufacturer of PET bottle resin at a single location anywhere in the world. End uses of PET include packaging for branded carbonated soft drinks and bottled drinking water, the demand for which is growing world-wide at an exponential rate.

A major restructuring exercise of shifting high cost operations in Thane and Naroda to more cost-effective locations was undertaken during the year, to achieve cost reduction and enhance productivity.

As part of the continuous efforts to deliver better value to customers, Reliance has opened Fast Delivery Centres at strategic locations, which have extensive downstream textile units. These centres will help the company to cater to customer needs in the shortest possible time.

In an effort to enhance quality consciousness in the downstream textile industry in general, Reliance has commissioned a state-of-

the-art testing centre at Coimbatore for testing quality of Recron blended yarn. During the year, the centre was accredited by the National Accreditation Board for Testing and Calibration Laboratories (NABL), New Delhi.

Polyester Intermediates (PX, PTA and MEG)

RIL is the world's 3rd largest producer of Paraxylene (PX), and the world's 4th largest producer of PTA.

Within the country, RIL continues to be the largest manufacturer of PX, PTA and MEG, with market share of 80%. RIL is the only producer of PX, while there are 2 PTA and 4 MEG producers in India.

Reliance's production volumes of PX, PTA and MEG increased to 2.88 million tonnes during the year under review.

(Production in tonnes)

	2001-02	2000-01
PX	1,342,000	1,300,000
PTA	1,160,000	1,165,000
MEG	380,000	368,000

Demand growth increased in line with polyester industry demand growth. Over 52% of production of PX, PTA and MEG was captively consumed by RIL.

Cracker Products

RIL operates one of the world's largest grassroots multi-feed cracker at Hazira, with capacity of 750,000 tpa. RIL has already announced plans to increase its cracker capacity by 33%, to 1 million tonnes per year, through debottlenecking.

During the year, all cracker products registered production growth.

(Production in tonnes)

	2001-02	2000-01
Ethylene	771,000	740,000
Propylene	356,000	354,000
Benzene	284,700	252,000
Toluene	86,000	70,000
Orthoxylene	157,300	110,000

Production of ethylene and propylene was captively consumed to the extent of 97%.

Production of benzene, toluene and other by-products was consistent with feedstock characteristics. The aromatics production was enhanced by controlled processing of indigenous, aromatics rich naphtha.

Reliance maintained its leadership in the domestic benzene market with a share of over 45%. During the year, Reliance exported nearly 25% of its benzene production to styrene manufacturers in South East Asia, Europe, and the US, reflecting the primacy and high international acceptability of its product.

Reliance produces premium grade toluene at Hazira, suitable for producing toluene di-isocyanate, benzoic acid and chloro toluenes. Reliance has replaced orthoxylene imports to a large extent and commands nearly 77% share of the domestic orthoxylene market.

LPG Business

RIL produces commercial grade of butane from its cracker at Hazira. Packed LPG is marketed as 'Reliance Gas' in cylinders to domestic and commercial customers. Bulk product is being sold directly to industrial users for use as fuel and to private bottlers.

The customer base of 'Reliance Gas' has grown to 7.95 lakhs in the states of Maharashtra, Gujarat, Rajasthan and in Western Madhya Pradesh. Nearly 60% of the customers are in villages with a population of less than 5,000. A well entrenched and strategically located network of 122 distributors and 5,400 distribution outlets services these customers.

(Production in tonnes)

	2001-02	2000-01
Packed LPG	71,000	65,000
Bulk LPG		
Industrial users	30,750	29,200
Private bottlers	70,600	64,400

Chemicals

RIL is the country's largest producer and exporter of linear alkyl benzene (LAB), a leading surfactant ingredient in the manufacture of detergents. Reliance has also established a significant presence in the overseas markets of South East Asia, Middle East, Europe and Africa. Economies of scale, backward integration and proximity to the markets make Reliance the most competitive producer of LAB in the country.

Reliance accounts for 40% of the domestic Normal Paraffin production. In addition to meeting captive requirements for the production of LAB, a well differentiated product range in Normal Paraffin enables Reliance to cater to the diverse requirements of domestic manufacturers of Chlorinated Paraffin Wax, a plasticiser used in PVC compounding.

(Production in tonnes)

	2001-02	2000-01
LAB	106,000	110,000
Normal Paraffin	126,500	123,000

Textiles

Reliance's textiles complex at Naroda, Gujarat, is one of the India's largest and most modern textile complexes. Reliance's textile products are sold under the brand names of Vimal, Harmony, Reance, RueRel, and Slumberel. Vimal, Reliance's flagship brand, is one of the India's largest selling brand of premium textiles.

Reliance's premium product quality ensures a ready export market for its textile products, which have found acceptance even in the most discerning markets of the developed world. The Textile Division's in-house R&D continuously develops new products/ processes.

To enhance competitiveness, Reliance undertook a comprehensive restructuring of its textiles business. This rationalisation exercise led to a reduction in total workforce by over 4,600 people. As a part of this exercise, the manufacturing of women's wear was discontinued during the year. The operations post restructuring have stabilised.

The annual HARMONY art show hosted by Reliance's Textile Division in April 2002, in Mumbai, met with its usual enthusiastic response. From this year on, the HARMONY show will endeavour to support causes dedicated to ease or better the circumstances of those, who by factors beyond their control, are driven into lives of extreme deprivation. This year's show provided a platform to 'Aseema', a non-governmental organisation engaged in the rehabilitation of street children.

Opportunities

The Indian economy is generally forecast to grow by 5-6% per annum over the next few years. Per capita consumption in India, for most products and services, remains amongst the lowest in the world. Domestic demand growth in most of Reliance's products has been at double-digit levels for the past several decades. This secular trend of long term demand growth is expected to be maintained in the future.

Reliance intends to leverage its market leadership, and demonstrated strengths, namely, conceptualisation and implementation of complex large projects, technology absorption, financing flexibility, and large in-house pool of intellectual capital resources, to effectively participate in these opportunities.

Reliance is harnessing attractive opportunities for profitable growth in its existing businesses of oil and gas exploration and production, refining and marketing of petroleum products, and petrochemicals, as well as in attractive new business areas of interest, such as power and infocom.

There are also increasing opportunities for Reliance's products in the export markets. The demonstrated global competitiveness and international quality of products, and its superior logistic capabilities, provide the company with the ability to pursue these opportunities.

Challenges

As in the past, in all its businesses, Reliance faces the challenge of normal market competition from domestic as well as international companies. However, it is expected that the company's sound business strategies and globally competitive cost positions will continue to enable it to retain its leading market positions, maintain operating margins, and enhance long term cash flows. RIL has consistently shown superior performance in the past, even under difficult global operating conditions.

Reliance faces the challenge of competing with low cost producers from the Middle East and parts of the Asia Pacific. However, Reliance's own global competitiveness, strong customer franchise, extensive marketing distribution network, and international quality of products, enable the company to successfully compete in the market.

Reliance's continued domestic market leadership, even after the opening up of the Indian market to imports and the steep decline in import duties, reflects the global competitiveness of its operations, and its unique position of strength in the Indian market.

In the E&P business, RIL faces the challenge of undertaking a comprehensive development programme spanning an extensive area of over 177,000 sq. kms., and spanning onshore and offshore, shallow and deep water blocks. Reliance is working with leading international technology and service providers for successful accomplishment of its objectives in this business.

In the refining and marketing business, the public sector oil companies enjoy an advantage of an existing distribution infrastructure for retail marketing of petroleum products. RIL faces the challenge of creating a comprehensive retail marketing network for upliftment of its products, consequent upon the abolition of the APM from April 1, 2002 and the opening up of marketing to the private sector.

Reliance has already received approvals for setting up over 5,800 retail outlets for marketing of transportation fuels. Reliance intends to leverage its managerial and organisational strengths to set up an appropriate retail marketing network in the medium to long term. For the 2 years from April 1, 2002, Reliance has already signed agreements with the public sector oil companies, IOC, BPCL and HPCL, for offtake of nearly 13 million tonnes of petroleum products.

Outlook

Refining of petroleum products, and the manufacture of petrochemicals products, presently account for the core of Reliance's business portfolio. Both these businesses being global in nature, the outlook for margins and profitability depends in large measure upon the overall global economic outlook, the global demand-supply scenario, and trends in feedstock and product prices.

Reliance is already amongst the most profitable petrochemicals companies globally, in terms of various key indicators of profitability. Any upturn in the petrochemicals cycle, as and when the same occurs, can significantly enhance Reliance's profitability, given its scale of operations and its globally competitive cost positions.

Conversely, sustained firmness and/or volatility in feedstock prices, primarily crude, as a result of global tensions, can have an adverse impact on Reliance's margins and profitability.

Reliance's production volumes in both refining and petrochemicals are expected to grow broadly in line with industry trends, over the medium to long term. The increase in volume will be achieved through various routes such as low gestation capacity expansion, cost efficient debottlenecking, and/or attractive acquisitions at competitive costs.

Reliance's entry into retail marketing of petroleum products will add a new revenue stream to its existing business portfolio, in the medium to long term.

Reliance is making significant E&P investments in a well-balanced and promising portfolio of oil and gas properties in India. This business has the potential to provide a higher contribution to Reliance's overall business profile, in the medium to long term.

Reliance's investments in the infocom business have the potential to generate significant value for shareholders, in the medium to long term.

Risks and Concerns

The domestic, regional and global macro-economic environment directly influences the consumption of petrochemical and petroleum products. Any economic slowdown can adversely impact demand-supply dynamics, and profitability of all industry players, including Reliance.

However, the company's operations have historically shown significant resilience to the fluctuations of economic and industry cycles, with demand for most of its key products continuing to grow at healthy rates even at times of an overall economic slowdown.

Reliance's operations have significant exposure to the domestic market, which accounts for nearly 80% of the revenues. The company is also making investments in attractive new businesses and markets in India. These factors potentially expose Reliance to any risk of a significant shock to the Indian economy, which may

adversely impact the long-term economic fundamentals. Reliance's continuing focus on exports is a part of its strategy to diversify this risk.

Reliance's highly integrated, and globally competitive operations, leading positions in domestic markets, diversification of markets through exports, and thrust on speciality products, etc., have proved to be effective in mitigating the impact of generic industry risk factors.

Unfavourable trends in import tariffs on key raw materials and products may adversely impact the cost structure and/ or selling prices of products in the domestic markets, thereby potentially affecting margins. However, the impact of further import tariff reductions on Reliance's products is not likely to be material in the future, as import tariffs on Reliance's major products have already been significantly reduced compared to historic levels.

Reliance currently prices most of its products below the import parity price levels, which adds to the company's pricing flexibility in the event of import tariff reductions. Additionally, the company's margins are helped by any depreciation of the Indian rupee against the US dollar – the long-term historic rate of depreciation has been in the range of 5% per year.

Reliance has insured its assets and operations against a wide range of risks, as part of its overall risk management strategies. The company continues to follow suitable strategies to positively modify its risk profile by eliminating and significantly reducing key business risks, and developing and implementing strategies to achieve the maximum possible degree of insulation from broad macroeconomic risks.

Any adverse movement in the value of the domestic currency may increase the company's liability on account of its foreign currency denominated external commercial borrowings in rupee terms. However, Reliance has adopted conservative foreign exchange risk management policies, in this regard. The company's rapidly growing export revenues, and foreign exchange denominated oil and gas revenues, provide more than adequate cover for the external debt service requirements every year.

In recent months, the sharp increase in the country's foreign exchange reserves to over US$ 62 billion (Rs. 301,200 crores) have imparted considerable strength to the Indian rupee, thereby mitigating this risk to a very large extent, at least in the short to medium term, barring unforeseen developments.

Reliance manages potential operational risks by adopting leading edge technologies, world class manufacturing practices, modern HRD (Human Resource Development) policies, and an appropriate HSE (Health, Safety and Environment) framework.

Reliance has been addressing new growth opportunities arising from the ongoing liberalisation and deregulation of the Indian economy. Any significant delays in further deregulation or changes in the direction of that process may impact prospects of all new players, including Reliance, who are targeting those opportunities.

Reliance is planning to make significant investments in the E&P business, retail marketing of petroleum products, and the infocom business. Delays in the implementation of these projects, any adverse regulatory, judicial or legislative developments in these areas, and/or normal business and competitive risks associated with each of these businesses, could adversely impact returns on Reliance's investments therein.

Adequacy of Internal Controls

Reliance has a proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorised use or disposition, and that transactions are authorised, recorded, and reported correctly.

The internal control systems are supplemented by an extensive programme of internal audits, reviews by management, and documented policies, guidelines and procedures. The internal control systems are designed to ensure that the financial and other records are reliable, for preparing financial statements and other data, and for maintaining accountability of assets.

The use of SAP financial and business management systems, which provide a high level of system based checks and controls, have helped in improving efficiency and effectiveness of Reliance's internal control systems.

Reliance has strong and independent internal audit systems, covering on a continuous basis, the entire gamut of operations and services spanning all locations, businesses and functions.

In addition to the in-house internal audit team, Reliance has several leading national and international professional firms on its internal audit panel.

Internal audit at Reliance includes evaluation of all financial, operating and information technology system controls. Internal audit findings and recommendations are reviewed by the top management and the Audit Committee of the Board.

Reliance Telecom

RIL holds a 26% equity stake in Reliance Telecom Limited (RTL).

RTL provides cellular telephony services, using the GSM standard, in 15 states, covering an area equal to almost 1/3rd of India's geographical area, and with a total population of 400 million people.

RTL's cellular services are provided in 118 cities and towns in India. During the year, RTL's cellular subscriber base crossed 380,000 recording a growth rate of 103%, which was significantly higher than the industry growth rate of 80%. This growth was achieved through balanced tariffs and focused marketing strategies including the introduction of prepaid cards in all circles.

During the year, RTL achieved a significant milestone with its operations becoming EBT (earnings before tax) positive. This milestone has been achieved in a little over 4 years from the commencement of cellular operations.

RTL also holds a licence for providing basic telecom services in the state of Gujarat and Union Territories of Daman, Diu, Dadra and Nagar Haveli. The company has initiated both infrastructure build-up and marketing activities so as to launch commercial services in rural, semi-rural and urban short distance charging areas (SDCAs) as per the rollout stipulation in the current financial year.

Reliance Infocomm

RIL is the lead investor in Reliance's initiatives in the infocom sector.

Reliance's infocom initiatives are aimed at contributing to the acceleration of India's economic growth, building world class assets, capable of delivering superior long term returns, and enhancing overall shareholder value.

Current teledensity in India is amongst the lowest in the world, with only 43 million phones in a population of over a billion people. The Government's stated objective is to achieve over 150 million phones by the year 2010.

The Government has adopted an open door policy, promoting unlimited competition in telecom services, in the best interests of consumers.

Reliance is implementing plans for addressing the entire telecom market in India with a national footprint, and a presence in fixed line, mobile, national long distance, and international long distance telephony, as well as a complete range of data, image and value added services.

Reliance is building a world class broadband, IP backbone, connecting India's top 115 cities with over 60,000 route kilometers of fibre, and with terabit capacity. The backbone will link areas contributing over 50% of the country's GDP.

Reliance holds licences for providing basic fixed line telephony services, including WLL (Wireless in Local Loop, also known as limited mobility) services, in 18 states, covering over 95% of the country's population.

Reliance also holds a licence for providing National Long Distance (NLD) services, and International Long Distance (ILD) services.

Reliance proposes to leverage its core competencies of complex project management, technology absorption, financial engineering, and building grass-root businesses, to become a leading player in the infocom landscape.

Reliance is implementing its infocom projects with a traditional return based philosophy to maximise value, and with a focus on traditional financial criteria, like positive cash flows, attractive IRRs and ROEs, and low payback period.

Reliance Power

Reliance intends to pursue future opportunities in the power sector through its interests in BSES Ltd. (BSES).

BSES, India's premier utility company, is engaged in the generation, transmission and distribution of electricity. BSES also provides services in electrical contracting, engineering, procurement and construction contracts.

BSES is ranked amongst India's top 20 private sector companies in terms of net profits, and amongst the top 30-35 private sector companies, on all other financial parameters. BSES reported sales of Rs. 2,783 crores (US$ 570 million) for 2001-02, with net profits of Rs. 281 crores (US$ 58 million).

BSES, on its own, and through its subsidiaries/joint venture companies, has power generation capacity of around 885 MW.

BSES is also the largest private sector power distribution company in India, holding the licence for distribution of power in major areas of Mumbai, and also for more than 75% of the area for the state of Orissa.

Recently, BSES has acquired majority stakes in two of the three newly formed distribution companies, for distribution of power in South and West, and Central and East areas of Delhi.

BSES and its subsidiaries now provide electricity services to more than 5 million consumers, covering an estimated population of 45 million.

As on March 31, 2002, Reliance was the single largest shareholder in BSES, with an equity stake of nearly 38%, and 2 nominees on the Board of Directors of the company, out of a total strength of 9 persons.

Energy Conservation

Reliance has a well-laid out comprehensive energy conservation policy in place and is guided by this policy in all its actions. Besides monitoring specific energy consumption of individual production facilities, several benchmarking exercises are routinely undertaken to consistently improve upon performance.

During the year, Process Design Centre, Netherlands carried out energy benchmarking studies for all three MEG plants, which are rated amongst the top five plants in the world for energy performance (based on Exergy). M/s Solomon carried out the benchmarking study of the naphtha cracker plant of Hazira for the year 2001.

Apart from external benchmarking studies in process plants, a periodic internal benchmarking exercise is carried out in the captive power and steam generation plants to improve fuel efficiency at all manufacturing sites.

Reliance understands that increasing productivity of operating plants significantly reduces specific energy consumption of finished products and this has been the major emphasis besides undertaking specific energy conservation schemes.

Different energy conservation training programs were conducted during the year to enrich knowledge of the engineers and to facilitate practice of the same in ongoing operations.

Pinch Technology and heat & power integration studies were also carried out for the cracker and MEG plants.

Reliance's energy conservation efforts were recognised and awarded by many external agencies. A few of these awards were:

1. National Energy Conservation Award by Ministry of Power, Government of India (Second position) to Patalganga complex
2. Confederation of Indian Industries (CII) certificate as 'Energy Efficient Unit' to Hazira & Patalganga complex
3. ICMA award for the Hazira complex for the third consecutive year
4. Second consecutive Petroleum Conservation Research Association (PCRA) award to Hazira complex
5. Federation of Gujarat Industries (FGI) award for 'Excellence in Energy Conservation' to Hazira complex

Research & Development

Research & Development (R&D) activities are an integral part of the company's overall operations. Reliance follows growth-oriented R&D to support its overall corporate objectives of growth and performance.

During the year, polymer R&D activities received a major boost owing to multi-pronged initiatives such as augmentation of R&D facilities, focus on process enhancement research, and development of new product grades.

Reliance has two DSIR (Department of Scientific and Industrial Research) accredited R&D laboratories at Hazira and Mumbai. During the year, the Hazira R&D centre was augmented with the installation of a state-of-the-art polymerisation pilot plant. Similarly, Product Application Research Centre (PARC) at Mumbai, installed new testing equipment and moulding facilities for application research.

During the year, Hazira R&D Centre filed a patent on 'Olefin polymerisation titanium catalyst'. The earlier patent, filed last year, on 'Lower alpha-alkene polymerisation heterogeneous solid catalyst' has entered into National Phase Application in several countries.

The company has an ongoing 5-year research alliance agreement with National Chemical Laboratory (NCL), Pune. Under this agreement, the company jointly with NCL, successfully developed Artificial Neural Networking model (soft sensors) for its polyethylene plant.

During the year, 11 new grades of polypropylene and 5 new grades of polyethylene were developed and launched through various R&D initiatives.

Besides in-house R&D projects, the polymers business continues to sponsor and participate in various outsourced R&D initiatives at leading institutes and laboratories, including Jawaharlal Nehru Centre for Advanced Scientific Research – Bangalore, IIT Madras and University of Massachusetts, in the US. 112 employees were trained on advanced polyolefins technical modules under the Knowledge Management program, run jointly with NCL.

The Reliance Technology Centre (RTC) is an in-house R&D unit working on polyester fibres, filaments, resins and polymeric materials through innovative research and technology development in materials, processes, products and applications. The major achievements at RTC during the year included:

- Commercialisation of new technology to produce superior quality dope dyed black polyester staple fibre
- Development and commercialisation of CP based process technology for high tenacity/ high modulus dope dyed black fibres
- Development and commercialisation of short cut PSF for paper reinforcement
- Development of new indigenous finish systems for polyester staple fibres for performance improvement and cost savings

In addition, as a part of regular exercises during the year, several R&D activities were carried out to improve plant performance, reduce costs and optimize processes.

Quality

Reliance is committed to total customer satisfaction in terms of quality and services for the entire range of its products. The continued commitment to excellence and innovative efforts to enhance Quality contribute to Reliance's market leadership in its various businesses.

Quality standards are primarily achieved through automated systems (reducing manual handling to a minimum), high attention to complaint resolution, online communication and information exchange, quality circles and adoptions of programmes such as "six sigma", and institutionalisation of benchmarking and other methods, which constantly guide Reliance employees in all their activities.

Right since its inception, Reliance's quality strategy has evolved to ensure that it uses the world's best technology, a highly trained workforce, as well as cutting edge equipment and instrumentation.

Reliance has also put in place a top class communication module enabling advanced process control. Above all, continuous monitoring allows a high degree of consistency in quality performance.

Reliance's increasing exports revenues, and the fact that it commands market leadership in India in the face of unrestricted competition from imports, bear testimony to the international quality of Reliance's products. Reliance's products are now exported to over 100 countries across continents, including the US and Europe.

Reliance has in place a clearly defined system to ensure that the quality philosophy permeates to every aspect of the business. The system is focussed on maintaining uniform quality at every stage of activity. Quality is considered to be at the heart of not just every product, but of every activity, since each activity contributes to the final output.

Reliance's plants have received a total of 29 ISO 9000 certificates. In addition, more than 100 Reliance employees have become eligible for six-sigma black-belt certificates. These achievements bear ample testimony to Reliance's commitment to quality.

During the year, Reliance achieved the distinction of securing the Golden Certificate for 10 consecutive months from Shell Global Solutions, for excellence in the reliability of testing.

Continuous monitoring of quality, coupled with cost, using the QLI (Quality Loss Index) modules is being followed at Hazira Complex. Reliance plans to introduce this in other manufacturing sites as well.

Health

Reliance accords a very high priority on providing adequate and modern medical services to all its people. Reliance has occupational health centres (OHC) at all locations. Reliance places the emphasis on prevention of work related health hazards, reduction of health impairment, and the promotion of positive health.

Senior health specialists, fully supported by qualified doctors and trained paramedical staff, are available at all locations. There is a continuous emphasis on improving health standards through improvement in production processes, as also various health promotion activities.

The role of health-education and awareness in promotion of health cannot be overemphasised. Working on the theme - 'To enable the employee to understand his own health better', over last five years, the OHC at Patalganga complex has evolved an effective multi-pronged health awareness program to address common health concerns like hypertension, diabetes, heart disease, backache prevention and lifestyle management.

Activities at the Hazira manufacturing complex included health audits, medical monitoring, comparative studies of interdepartmental health status, and steady improvement in all medical facilities. A comprehensive health risk assessment study was also carried out in the plant for exposure to various chemicals.

The occupational health and family welfare centre established at the Jamnagar complex caters to the comprehensive healthcare needs of employees and their families, staying in the township. The regular activities include pre-employment medical examinations, periodic medical check-ups of employees, school health check-ups, preventive immunisation and medical camps.

A medical data management system has been developed and installed at all the medical centres, rendering the site medical centres paperless.

The Naroda complex, too, houses a full-fledged health centre with facilities for emergency and routine health care.

Safety

'Safety of person overrides all the production targets' – is the Health, Safety and Environment policy of Reliance.

Reliance is committed to the health and safety of its own employees, contractors' employees and visitors, and aims for 'Zero Accident' targets. To get closer to the goal of 'Zero Accident', Reliance undertook various activities and initiatives during the year, such as:

- Intersite audit conducted for the first time at all three sites
- A new work permit system common to all three sites has been developed by joint participation of the safety personnel from the three sites. The same is already implemented at Hazira. The new work permit system will soon be transformed to an e-permit system.
- A combined corporate safety plan for the year 2002-03 consisting of the plans from the three sites has been worked out and put in operation for the first time.
- Based on DuPont's Safety Training Observation Program (STOP) training modules, training programs were organised to improve employee behaviour and attitude towards safety.
- Various national level conferences/ training programs/ seminars were attended by employees to stay updated with the latest developments in the field of HSE.
- Shell Global Solutions carried out a safety audit of Hazira facilities for the first time and a repeat audit for the Jamnagar facilities.

During the year, the Jamnagar complex received the Shell Safety Award for achieving 10 million man-hours without any lost time accident.

Environment

Healthy business operations need a healthy environment to excel. Reliance is committed to improving the quality of life and enhancing the sustainability of all business activities. To achieve these objectives, various participative initiatives are practiced and promoted.

Strict adherence to all regulatory requirements and guidelines is maintained at all times. Anticipated legislation, rules and regulations are also considered, and provisions are made during the design engineering phase. The systems are designed so that the products meet not just the present norms, but even future environmental regulations without requiring any major modification.

The Jamnagar complex has been planned, designed, constructed and commissioned in line with the philosophy on environmental protection as an integral part of the equipment and operations. The environment has been considered with high importance in every aspect of design, commissioning and operation of the refinery.

The refinery complex is unique and does not put any burden on the water resources in the region as it has an integrated desalination plant to produce 48 million litres per day of desalinated water for use in process and domestic applications, using the low temperature

heat sources of the process units. This desalination plant is coupled with a state-of-the-art effluent treatment plant, thereby conserving water and protecting the environment.

The Hazira complex is the only integrated petrochemicals complex enjoying ISO 14000 certification for its implementation of an Environmental Management System (EMS). The complex is being regularly and continuously audited by Lloyds Register Quality Assurance, as a part of the certification procedure.

Maximum water cess rebate was granted by the Gujarat Pollution Control Board for the year 2000-01 signifying the efforts made for conservation of water and effluent treatment.

The Hazira complex has made many innovative efforts towards environment protection. One such effort was the setting up of a vermiculture plant to convert the garden waste (generated in house) to vermicast, an organic fertiliser, which is used as a substitute to commercial fertiliser for in-house uses.

The Hazira complex was honoured with Indo German Greentech Environment Excellence Award for the year 2001 (instituted by Greentech Foundation) in the petrochemical category.

At all the manufacturing sites lush greenery has been developed utilising treated effluents. Utilising treated effluent for the greenery avoids any additional fertiliser usage and also conserves the requirements of fresh water for greenery development.

Around 2,200 acres of land at Reliance's Jamnagar complex has been transformed into green pastures, with agroforestry of over 2.3 million trees. The trees being grown in the complex include mango, teak, neem, guava, custard apple and medicinal plants. In all, over 200 species are being planted in the green belt. Also, mangroves have been planted to protect the marine environment around Sikka/ Vadinar, where the port facility is located.

In order to keep up with the global commitment towards environment, Reliance is also conducting research and development for new products that are environment friendly. Research options are being examined for assisted bio-degradation of commonly used polymers. Reliance is conducting research using biotechnology and engineering to develop a range of polymers that will be biodegradable in the natural environment.

Human Resource Development

Reliance believes "Growth is Life" – for Reliance and for all Reliance people. A large in-house pool of intellectual capital is the driving force behind Reliance's accelerated growth, and is one of its fundamental competitive strengths. To enable consistent growth, Reliance puts a great deal of effort behind creating a workplace where every Reliance employee can reach their full potential and achieve maximum personal fulfillment.

RIL is a young company, with an average age of 37 years for its 12,864 employees as on 31st March 2002. Reliance has over 4,200 qualified professionals accounting for nearly 70% of the total supervisory work force.

Breakup of professional workforce

Ph.D.	2%
MBAs	9%
Engineers	83%
CA/ ICWAs	6%

Age Profile

Upto 25 years	5%
26 - 35 years	44%
36 - 45 years	34%
46 - 55 years	15%
56 + years	2%

Reliance offers world of opportunities to employees by giving them more freedom and responsibility to chart their own course within the company. The company offers comprehensive world-class training and development resources. Networking, coaching and mentoring provide additional opportunities for people to grow personally and professionally throughout their careers.

The company has a unique system that offers a wide spectrum of career options for employees to choose from, and the necessary learning courses. The onus of learning is on the employees who are duly supported by excellent systems for assessments, career mapping, aptitude tests and other training needs. During the year, over 1,000 training programs covering over 6,400 employees were conducted.

In association with Indian Institute of Management (IIM) - Bangalore, Reliance has created a unique and customised management course for its engineers. The seventh batch of such engineers who successfully completed the course was prepared for taking over marketing responsibilities in line with the new demands. The employees, who were prepared for accelerated growth careers in the company, today occupy positions with important sectional responsibilities at a young age of 27-30 years.

Reliance's appraisal and reward system is aimed at increasing employee involvement in the goals and objectives of the organisation, and encouraging individuals to go beyond their scope of work, undertake voluntary projects that enable them to learn, and contribute innovative ideas in meeting the targets of the company.

The company has moved to a Key Result Area oriented performance appraisal system and will soon move to performance linked incentive scheme, wherein the employees will share the risk and the rewards of company's performance, business performance, team performance and their individual performance.

Reliance is in the final stages of launching SAP-HR to provide an effective interface between HR and the employees spread over diverse locations.

Social Responsibility and Community Development

Reliance believes that organisational growth objectives need to be married with the overall developmental imperatives of the society and the community at large, for ensuring sustainable all-round growth.

Reliance's social welfare and community development initiatives focus on the key areas of education, healthcare, and the overall development of the communities in which the company operates.

Reliance has always been quick to place all its resources at the service of the nation and the community, in times of crises and emergency.

The Reliance group undertakes its social welfare and philanthropic initiatives through various organisations, including corporates, trusts, and others.

Educational Initiatives

Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT)

Dhirubhai Ambani Foundation (DAF) has established the Dhirubhai Ambani Institute of Information and Communication Technology (DA-IICT) at Gandhinagar near 'Infocity', in Gujarat.

The institute started functioning from August 2001, admitting 246 students through an All India Entrance Test for the four-year undergraduate programme in Information and Communication Technology. The first two semesters of this programme were successfully completed during the year. From the academic year 2002-03, postgraduate programmes have also been started.

The institute will also offer a wide range of training and research programmes and continuing education programmes for working executives and practicing professionals.

Currently, the total number of students in the institute is over 600. The institute plans to grow to a strength of 1,300 students by 2004-05, with about 60 full time faculty and a number of visiting faculty and teaching/ research assistants.

A number of new facilities have been created including additional floors for teaching and research laboratories, lecture theatres, a sports complex and cultural centre, and food courts. Hostel accommodation for the students is being created on the campus. The Resource Centre (Library) is also under construction.

Dhirubhai Ambani University of Science and Technology (DAUST)

DAF is planning to establish the Dhirubhai Ambani University of Science and Technology (DAUST), a postgraduate university, at Jamnagar which will focus on emerging knowledge areas, namely bio-science and engineering, computer science and engineering, energy engineering, food science and engineering, infrastructure engineering, materials science and engineering, and ocean engineering.

Dhirubhai Ambani International School

The latest education initiative of the Reliance Group is the 'Dhirubhai Ambani International School' (DAIS) being set up at Bandra-Kurla Complex, Mumbai.

DAIS will offer K-12 education of world-class standards, and is seeking affiliation to national and international education boards.

Designed to be one of the most IT enabled schools in the country, DAIS will follow an integrated curriculum combining the best of various national and international standards that will prepare students to effectively take up the following boards of education:

- Indian Council of Secondary Education (ICSE) of the Council for the Indian School Certificate Examinations, New Delhi
- The "O" level International General Certificate of Secondary Examination (IGCSE) offered by the Cambridge International Examinations
- The Diploma Programme of the International Baccalaureate Organisation (IBO), Geneva.

This co-education day school housed in a state-of-the-art complex with modern teaching and learning facilities will place highly motivated young minds under the tutelage of the best teaching talent drawn from across the world. The school will commence classes for KG to Class VIII and Class XI during the academic session 2003- 04.

Scholarships

The DAF continued to encourage district level meritorious students at the annual SSC and HSC examination by presenting merit rewards and undergraduate scholarships. Till date, a total of 2,623 students from each of the 62 districts of the states of Maharashtra, Gujarat, Goa and the Union territories of Diu, Daman, Dadra and Nagar Haveli, have benefited from these schemes. These include one girl student and one physically challenged student from each of the districts.

Under the 'Reliance Kargil Scholarship Scheme' 114 children of martyrs/ disabled soldiers from Kargil war received scholarships during the year.

Since June 2001, DAF has also instituted a reward and scholarship scheme for the physically challenged meritorious students at HSC and SSC exams from each of the states of India.

Healthcare Initiatives

Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNH&RC), Mumbai

DAF has joined the management of Sir Hurkisondas Nurottumdas Hospital and Research Centre (HNH&RC) and Sir Hurkisondas Nurottumdas Medical Research Society (HNMRS), based in Mumbai. HNH&RC is one of the oldest hospitals established in 1925, and HNMRS is a 28-year-old institution involved in clinical research having a social bearing.

Over the next few years, DAF plans to make substantial contribution for converting this hospital into a 'patient focused' and 'Not for Profit' world class, state-of-the-art centre of excellence in the field of healthcare. This institution will serve as a knowledge domain for healthcare activities and become a hub for a wider healthcare network. It is also proposed to make this a centre of excellence for clinical research and medical education.

HNH&RC currently offers tertiary level health care facilities including super-specialties like cardiology, cardio-thoracic surgery, neurology and neuro-surgery, oncology, urology, nephrology, gastroentrology, etc., with over 200 consultants in various specialisations, and a total staff of about 1,000, including paramedical and other support staff. HNH&RC also provides free and subsidised outpatient and inpatient treatment for the poor.

HNH&RC is recognised for offering the post graduate program, leading to post-graduate diplomas in various specialties awarded by College of Physicians & Surgeons (CPS), Mumbai and the DNB (Diplomate of National Board) in various specialties and super-specialties awarded by the National Board of Examinations, New Delhi. HNH&RC is also recognised by Mumbai University for M.Sc. and Ph.D. in biochemistry, applied biology, and microbiology. The hospital also runs a nursing school.

HNMRS has completed 100 clinical/ scientific research projects, including many multi-disciplinary ones, since its existence. Over 150 research papers have also been presented at various national and international conferences based on the research projects of HNMRS. These research projects are selected carefully with an aim to undertake community-based studies, which are relevant to the society.

Dhirubhai Ambani Hospital, Lodhivali, District Raigad

This 82-bedded state-of-the-art hospital caters to an industrial and rural population in the Raigad district of Maharashtra. It provides for free outpatient and subsidised inpatient treatment for the needy and poor patients as well as for senior citizens. It also provides free treatment to trauma victims of highway accidents till stabilisation.

The hospital, the only such comprehensive health care institution in the region, has been in existence for about 4 years and has proved its worth by saving numerous lives of victims of vehicular and industrial accidents.

Community Development

Reliance attaches a high level of importance to improving the quality of life in the communities surrounding its all-manufacturing complexes. The initiatives include coming to the rescue of the community at times of crises, and also longer-term efforts in areas of education, health, and programmes for social upliftment.

Reliance runs its own schools at its manufacturing sites, which provide high quality education to the children of employees, and also to the children living in nearby areas. These schools are all equipped with modern amenities like well-stocked libraries, computers, laboratories, sports facilities and playgrounds. Transportation facility

is provided to all students, enabling students living in nearby villages to attend school everyday.

During the year, Reliance in association with the Municipal Corporation of Greater Mumbai, launched the Secondary Schools Computerisation Project to facilitate computer education for 51 municipal secondary schools of Mumbai, covering approximately 68,000 students in Classes V-X. Computer laboratories are being created in each of these schools. Each computer lab will have 15 multi-media computers connected on a network; with a printer, scanner, software applications and educational multimedia content for various syllabus subjects, including Maths and Science.

The project aims to benefit not only the students, but also the teachers and the municipal schools. While the students will gain the skills needed to be productive and successful citizens in the new knowledge era, the teachers will benefit by learning new skills that will further their professional development. The schools will benefit by acquiring the resource, skills and self-sufficiency to carry this project forward on their own, into the future.

Jamnagar town faces acute drinking water shortages. In order to mitigate the problems of people, Reliance supplies drinking water from its state-of-the-art seawater desalination plant during summer periods of shortages. Drinking water was supplied for the third successive year in the summer of 2002.

Dwarka, a holy place near Jamnagar, has been a centre of attraction not only for pilgrims of the country but also for archeologists, historians and tourists from all over the world. During the year, Reliance took up much needed renovation and overall development plan of Dwarka by joining hands with the various organisations/ offices of the Government of Gujarat.

DAF has recently established a sanatorium at Chorwad, Gujarat, for the use of patients needing change of climate and recuperation.

During the year, Reliance also carried out community services work in villages adjoining its Jamnagar and Hazira complexes, to improve the quality of life of people. Some of the activities at Jamnagar were – supply of fodder, organisation of blood donation camps, regular health check-up camps and mobile dispensary services, reconstruction of temples and assistance to several voluntary organisations to carry out cultural and social festivals/ functions etc.

The community services carried out at Hazira included – donations to Surat Municipal Corporation and District Collectorate for e-governance programmes, awards to motivate meritorious students, donations of computers and library books to various schools, donations of tricycles to handicapped students, organisation of inter-village/ inter-school sports and cultural competitions, mobile health van services, organisation of health camps and initiatives to provide self-employment opportunities for women.

DAF and Sampradaan - the Indian Centre for Philanthropy, organised the second national conference of Charitable Foundations in India during the year. The objective was to network charitable foundations for professional exchange of views, experiences and to explore ways for collaboration. The conference on the theme "Promoting Good Governance: Internal and External" was well attended by about 35 NGOs from all over India.

A platform to display the art and craft produced by underprivileged children from Aseema – an NGO devoted to their welfare - was provided along with the annual Harmony Exhibition organised by the Textile Division of RIL.

Foreign Exchange Savings, Taxes Paid and Exports

Foreign Exchange Savings

Reliance primarily manufactures products that are import substitutes, thereby contributing to savings of precious foreign exchange for the country.

During the year, the company's operations have helped the nation save valuable foreign exchange to the tune of Rs. 20,169 crores (US $ 4,133 million), an increase of 17% over the previous year's figure of Rs. 17,309 crores.

Taxes Paid

Reliance is one of India's largest contributors to the national exchequer, primarily by way of payment of customs and excise duties to various government agencies.

During the year, Reliance paid a total of Rs. 10,470 crores ($ 2,145 million) in the form of various taxes and duties against Rs. 4,277 crores for the previous year.

Reliance's payment of duties and taxes has risen consistently over the years, despite the decline in the rates of custom and excise duties. This is on account of the continued growth in production and sales volumes.

Exports

RIL's exports, including deemed exports, increased to Rs. 11,200 crores (US$ 2,295 million), from Rs. 9,370 crores (US$ 2,010 million) in the previous year. This ranks RIL as the largest exporter in the country.

During the year, RIL exported products to over 100 countries, including the most quality conscious customers in the US and Europe.

These substantial export revenues demonstrate Reliance's global competitiveness, the world-class quality of its products, and superior logistics capabilities.

This strong growth in exports has been achieved while retaining the thrust on the domestic markets, with exports still representing only 20% of RIL's gross turnover.

In July 2001, Reliance was granted Super Star Trading House status by the Directorate General of Foreign Trade, a division of the Ministry of Commerce, Government of India, in recognition of the company's outstanding achievement in exports.

Rankings, Awards and Recognition

During the year, Reliance received several national and international awards/ rankings in recognition of company's commitment to excellence.

Corporate Rankings

Reliance became the only Indian company, and the only one from the chemicals industry, to be included in the World Investment Report (WIR) 2001 list of top transnational companies from the emerging markets.

Reliance became the first private sector company to enter in the list of Forbes International 500 companies.

During the year, a survey conducted by the American Chemical Society recognised Reliance as one of the two fastest growing chemical companies in Asia, and amongst the top ten most

profitable chemical companies in the world.

A survey carried out by Far Eastern Economic Review (FEER) voted Reliance as the top company in 'Financial Soundness' amongst Indian companies.

A Reed Chemical Group Survey rated Reliance amongst the top ten profitable chemical companies in the world.

Asia Week, in its annual survey of Asia's 1,000 largest companies, rated Reliance as the third most valuable chemical company in Asia and Reliance Petroleum amongst the top 10 profitable oil and gas companies in Asia.

Reliance was ranked first amongst Indian companies in 'Best Financial Management' category in a survey conducted by FinanceAsia magazine.

Reliance's US$ 750 million six-year syndicated loan was named IFR Asia's 'The Capital Market Deal of the Year'.

During the year, Taylor Nelson Sofres-Mode (TNS-Mode) and Centre for Monitoring Indian Economy (CMIE) survey rated Reliance as India's 'Most Admired Business House'.

According to a Business World - Indian Market Research Bureau (IMRB) survey conducted among CEOs across the country, Reliance figured amongst India's top three Most Respected Companies.

During the year, Reliance was granted the Golden Super Star Trading House status by the Directorate General of Foreign Trade (DGFT), in recognition of the company's outstanding achievement in exports.

Reliance was awarded with the Best Employers Award for 2002 by Hewitt Associates.

Recognition for Management

Reliance's Founder Chairman, Shri Dhirubhai H. Ambani (1932-2002) was conferred the Economic Times Award for Corporate Excellence for lifetime achievement.

Vice Chairman and Managing Director of the Company, Shri Anil D. Ambani received the first Wharton Indian Alumni award in December 2001, for his contributions towards establishing Reliance as a global leader in many of its business areas.

Corporate Governance

Reliance believes in adopting the best global practices in the area of corporate governance, and follows the principles of fair representation and full disclosure in all its dealings and communications, thereby protecting rights and interests of all its stakeholders.

Reliance recognises communication as a key element of the overall corporate governance framework, and therefore emphasises continuous, efficient, and relevant communication to all external constituencies.

Reliance's annual reports, results media releases, results presentations, and other forms of corporate and financial communications, provide extensive details and convey important information on a timely basis. Reliance communicates corporate, financial and product information, online, on its website, www.ril.com.

The corporate communications and investor relations functions are accorded the highest level of importance within the Company, with active ongoing monitoring by, and involvement of, the top management.

Reliance has always focused on good corporate governance, which is a key driver of sustainable corporate growth and long-term shareholder value creation.

Corporate Ethics

Reliance has a defined policy framework for ethical business conduct by its personnel.

The Ethics Policy sets forth, inter alia:

- Our Values and Commitments
- Our Code of Ethics
- Our Business Policies
- The Insider Trading Policy
- A detailed programme for Ethics Management at Reliance.

These policies support the consistent endeavour to enhance the reputation of the Company.

The "Values and Commitments" policy document states that Reliance believes that any business conduct can be ethical only when it rests on the nine core values of Honesty, Integrity, Respect, Fairness, Purposefulness, Trust, Responsibility, Citizenship and Caring.

These values are not to be lost sight of by anyone at Reliance under any circumstances irrespective of the goals that are intended to be achieved. To us, the means are as important as the ends.

In pursuit of these values outlined in the "Values and Commitments" policy document, we are committed to an ethical treatment of all our stakeholders - our employees, our customers, our environment, our shareholders, our lenders and other investors, our suppliers and the Government. A firm belief that every Reliance team member holds is that the other persons' interests count as much as their own.

The "Code of Ethics" and the "Business Policies" are in alignment with Reliance's Values and Commitments. The essence of these documents is that each employee should conduct the Company's business with integrity, in compliance with applicable laws, and in a manner that excludes considerations of personal advantage.

The "Code of Ethics" policy document contains the policy on the following:

- Conflict of Interest
- Payments and Gifting
- Receipt of Gifts
- Purchases through suppliers
- Appointment of full-time agents, consultants and representatives
- *Political Contributions*
- Inside Information
- Financial, Records and Accounting integrity
- External Communication
- Work Ethics
- Personal Conduct
- Health Safety and Environment
- Quality

The "Business Policies" document contains the policy on the following:

- Fair Market Practices

The "Insider Trading Policy" document contains the policies prohibiting insider trading.

The Company's shares are listed on ten Stock Exchanges in India and GDRs are listed on Luxembourg Stock Exchange. In accordance with Clause 49 of the listing agreement with the domestic stock exchanges and best practices followed internationally on Corporate Governance the details of compliance by the Company are as under:

1. Company's philosophy on Code of Governance

Reliance's philosophy on corporate governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government and lenders.

Reliance is committed to achieving the highest international standards of corporate governance.

Reliance believes that all its operations and actions must serve the underlying goal of enhancing overall shareholder value, over a sustained period of time.

2. Board of Directors

The Board of Directors consists of 13 directors (earlier 14 directors).

Composition and category of Directors is as follows:

Category	Name of the Directors
Promoter/Executive Directors	D.H. Ambani *Chairman (upto 6th July, 2002)* M.D. Ambani * *Chairman & Managing Director (from 31st July, 2002)* A.D. Ambani ** *Vice Chairman & Managing Director (from 31st July, 2002)* *N.R. Meswani Executive Director* H.R. Meswani *Executive Director*
Promoter Non-Executive Director	R.H. Ambani
Non-Promoter Executive Director	H.S. Kohli *Executive Director*
Independent Directors	M.L. Bhakta Y.P. Trivedi T.R. U. Pai U. Mahesh Rao *(Nominee Director -GIC)* Dr. D.V. Kapur M.P. Modi S. Venkitaramanan ++

* M.D. Ambani Vice Chairman & Managing Director upto 30th July, 2002.

** A.D. Ambani Managing Director upto 30th July, 2002

Attendance of each Director at the Board meetings, last Annual General Meeting and Number of other Directorship and Chairmanship / Membership of Committee of each Director in various companies:

Name of the Director	Attendance Particulars		No. of other directorships and committee member/chairmanship		
	Board Meetings	Last AGM	Other Directorships	Committee Memberships	Committee Chairmanships
D. H. Ambani #	5	Present	1	None	None
M.D. Ambani #	4	Present	3	2	1
A.D. Ambani #	5	Present	2	2	None
N.R. Meswani #	5	Present	1	1	None
H.R. Meswani #	5	Present	1	None	None
H.S. Kohli	5	Present	1	None	None
R.H. Ambani	5	Present	7	None	None
M.L. Bhakta #	4	Present	6	9	5
Y.P. Trivedi	5	Present	13	7	1
T.R.U. Pai	5	No	5	2	None
S.Venkitaramanan ++	5	Present	10	None	None
U. Mahesh Rao	5	Present	7	9	1
Dr. D.V. Kapur	5	Present	11	4	2
M.P. Modi	4	Present	4	3	2

++ Ceased to be nominee of ICICI Bank Limited on the Board with effect from 2nd August, 2002. Appointed as an Additional Director with effect from 14th August, 2002.

\# Includes Directorships and memberships of erstwhile Reliance Petroleum Limited.

Number of Board Meetings held and the dates on which held

5 Board Meetings were held during the year, as against the minimum requirement of 4 meetings. The dates on which the meetings were held are as follows: 30th April, 31st July, 31st October in 2001, 31st January and 3rd March in the year 2002. The maximum time gap between any two meetings was not more than three calendar months.

3. Audit Committee

The Board of the Company has constituted an Audit Committee, comprising four independent, Non-Executive Directors viz. Shri Y.P. Trivedi, Chairman, Shri S. Venkitaramanan, Shri U. Mahesh Rao and Shri T.R.U. Pai. The constitution of Audit Committee also meets with the requirements under Section 292A of the Companies Act, 1956.

The terms of reference stipulated by the Board to the Audit Committee are, as contained under Clause 49 of the Listing Agreement, as follows:

a. Oversight of the Company's financial reporting process and the disclosure of its financial information.

b. Recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services.

c. Reviewing with management the annual financial statements before submission to the board, focussing primarily on (i) any changes in accounting policies and practices, (ii) major accounting entries based on exercise of judgement by management, (iii) qualifications in draft audit report, (iv) significant adjustments arising out of audit, (v) the going concern assumption, (vi) compliance with accounting standards, (vii) compliance with Stock Exchange and legal requirements concerning financial statements and (vii) any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

d. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.

e. Reviewing the adequacy of internal audit functions.

f. Discussion with internal auditors any significant findings and follow up there on.

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

h. Discussion with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

i. Reviewing the Company's financial and risk management policies.

j. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

During the year, the Committee has met 4 times, as against the minimum requirement of 3 meetings. All the members of the Audit Committee were present in all the meetings held during the year.

4. Remuneration Committee

The Board of the Company has constituted a Remuneration Committee, comprising of 3 independent, Non-Executive Directors viz. Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi and Shri U. Mahesh Rao.

The Remuneration Committee has been constituted to recommend/review the remuneration package of the Managing/ Whole time Directors, based on performance and defined criteria.

The remuneration policy is directed towards rewarding performance, based on review of achievements on a periodical basis. The remuneration policy is in consonance with the existing Industry practice.

Since there was no proposal for enhancement in the remuneration of the Directors, the Committee did not meet any time during the year.

Details of remuneration to Directors for the year:

The aggregate value of salary and perquisites including commission payable for the year ended 31st March, 2002 to Wholetime Directors is as follows: Shri D.H. Ambani, Rs.11.55 crores, Shri M.D. Ambani, Chairman and Managing Director, Rs.9.46 crores, Shri A.D. Ambani, Vice Chairman and Managing Director, Rs.9.43 crores, Shri N.R. Meswani, Executive Director, Rs. 2.48 crores, Shri H.R. Meswani, Executive Director, Rs.2.46 crores. The aggregate value of salary and perquisites paid to Shri H.S. Kohli, Executive Director was Rs.0.20 crore. Besides this, all the Wholetime Directors were also entitled to company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company.

The Company pays sitting fees to all the Non-Executive Directors at the rate of Rs. 5000 for each meeting. The sitting fees paid for the year ended 31st March, 2002 to the Directors are as follows:- Shri R.H. Ambani, Rs. 25,000; Shri M.L. Bhakta, Rs. 70,000; Shri Y.P. Trivedi, Rs. 90,000; Shri T.R.U. Pai, Rs. 45,000; Shri S. Venkitaramanan, Rs. 45,000; Shri U. Mahesh Rao, Rs.45,000; Dr. D.V. Kapur, Rs. 25,000 and Shri M.P. Modi, Rs. 20,000.

5. Shareholders'/ Investors' Grievance Committee

The Board of the Company has constituted a Shareholders' / Investors' Grievance Committee, comprising of Shri M.L. Bhakta, (Chairman), Shri Y.P. Trivedi, Shri M.D. Ambani and Shri A. D. Ambani. The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with the securities transfers. The Committee also looks into redressal of shareholders' complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends, etc. The Committee oversees the performance of the Registrar and Transfer Agents, and recommend measures for overall improvement in the quality of investor services. The Board of Directors have delegated the power of approving transfer of securities to the Managing Directors and the Company Secretary.

The Board has designated Shri Rohit C. Shah, Vice President and Company Secretary, as the Compliance Officer.

The total number of letters/complaints received and replied to the satisfaction of shareholders during the year under review, was 38,441. Outstanding letters/complaints as on 31st March, 2002 were 520, which were attended/replied to by 6th April, 2002. 167 requests for transfers and 879 requests for dematerialisation were pending for approval as on 31st March, 2002, which were approved and dealt with by 2nd April, 2002 and 4th April, 2002 respectively.

6. General Body Meetings

Location and time for last 3 Annual General Meetings were:

Year	AGM	Location	Date	Time
1998-99	AGM	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai 400020	24/6/1999	11.00 a.m.
1999-00	AGM	Same as above	13/6/2000	11.00 a.m.
2000-01	AGM	Same as above	15/6/2001	11.00 a.m.

For the year ended 31st March, 2002, there have been no resolutions passed by the Company's shareholders through postal ballot. At the ensuing Annual General Meeting, there is no resolution proposed to be passed through postal ballot.

7. a. **Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the directors or the management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the company at large.**

None of the transactions with any of the related parties were in conflict with the interest of the Company.

b. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any statutory authority, on any matter related to capital markets, during the last three years.**

SEBI has imposed a monetary penalty of Rs. 4.75 lacs in the matter of acquisition of shares of Larsen & Toubro Limited. The Company has gone in appeal against the said order of SEBI.

8. Means of communication

Half-yearly report sent to each household of shareholders

Half yearly report for the half year ending 30th September, 2001 was duly sent to shareholders.

Quarterly results

The quarterly results are published in 'Financial Express' and 'Tarun Bharat', alongwith the official news release, and the detailed presentations made to the media, analysts, institutional investors, etc. are displayed on the corporate website, www.ril.com

The Management Discussion and Analysis (MD&A) is a part of the annual report, and each quarterly official media release.

9. General Shareholder Information

9.1. Annual General Meeting :
- **Date and Time** — 31st October, 2002 at 11.00 a.m.
- **Venue** — Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020

9.2. Financial Calendar (tentative) :

Annual General Meeting	31st October, 2002
Results for quarter ending September 30, 2002	31st October, 2002
Results for quarter ending December 31, 2002	Last week of January, 2003
Results for year ending March 31, 2003	Last week of April, 2003

9.3. Book closure date : Saturday, the 26th October, 2002 to Thursday, the 31st October, 2002, for payment of dividend

9.4. Dividend payment date : 1st November, 2002.

9.5. (a) Listing of Equity Shares on Stock Exchanges at : Mumbai • Ahmedabad • Bangalore • Calcutta • Chennai • Cochin • Kanpur • New Delhi • Pune and the National Stock Exchange (NSE).

(b) Listing of Non-Convertible Debentures (Series PPD-VIII) : Bombay Stock Exchange and National Stock Exchange on Wholesale Debt Market Segment.

(c) Listing of Global Depository Receipts (GDRs) at : Luxembourg Stock Exchange and traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange).

(Note: Annual listing fees for the year 2002-03 have been duly paid to all the above Stock Exchanges)

9.6. (a) Stock Code :

Trading Symbol Bombay Stock Exchange	: **'RIL 325'**
Trading Symbol Bombay Stock Exchange (Demat Segment)	: **'RILDM500325'**
Trading Symbol National Stock Exchange	: **'RELIANCE EQ'**
Trading Symbol National Stock Exchange (Demat Segment)	: **'RELIANCEAE'**

(For T+5 settlement) and '**RELIANCEBE**' (For T+1 settlement)

(b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares : **ISIN No. : INE002A01018**

9.7. Stock Market Data

	Bombay Stock Exchange (BSE) (In Rs.)		National Stock Exchange (NSE) (In Rs.)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April 2001	395.00	291.10	395.00	290.00
May 2001	406.50	336.60	406.95	336.20
June 2001	394.65	336.00	394.25	335.00
July 2001	388.90	299.95	395.00	300.00
August 2001	344.90	309.10	341.45	309.55
September 2001	316.50	204.10	318.00	203.60
October 2001	286.90	242.00	286.70	240.50
November 2001	311.90	252.10	311.00	251.85
December 2001	323.80	285.95	324.50	286.00
January 2002	344.00	295.05	344.00	295.25
February 2002	330.45	290.00	330.25	290.35
March 2002	339.00	291.25	340.00	291.50

9.8. Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

RIL share price performance relative to BSE Sensex based on share price on 31st March, 2002

Period	% Change in		
	RIL share price	Sensex	RIL relative to Sensex
Financial Year 2001-2002	-23%	-4%	-19%
2 years	-4%	-31%	27%
3 years	131%	-7%	138%
5 years	130%	3%	127%

RIL share price performance relative to Nifty based on share price on 31st March, 2002

Period	% Change in		
	RIL share price	Nifty	RIL relative to Nifty
Financial Year 2001-2002	-23%	-2%	-21%
2 years	-5%	-26%	21%
3 years	130%	5%	125%
5 years	129%	17%	112%

9.9. Registrar and Transfer Agents:
(Share transfer and communication regarding share certificates, dividends and change of address)

Karvy Consultants Ltd.
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034
E-Mail: rilinvestor@karvy.com

9.10. Share Transfer System : Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 10 to 15 days from the date of receipt, subject to the documents being valid and complete in all respects. The Company has, as per SEBI guidelines with effect from 24th March, 2000, offered the facility of transfer cum demat. Under the said system, after the share transfer is effected, an option letter is sent to the transferee indicating the details of the transferred shares and requesting him in case he wishes to demat the shares, to approach a Depository Participant (DP) with the option letter. The DP, based on the option letter, generates a demat request and sends the same to the company along with the option letter issued by the Company. On receipt of the same, the Company dematerialise the shares. In case the transferee does not wish to dematerialise the shares, he need not exercise the option and the Company will despatch the share certificates after 30 days from the date of such option letter.

9.11. Distribution of Shareholding as on 31st March, 2002:


Others
17.23%
International Investors
(GDR / FIIs / NRIs)
25.34%
Bodies
Corporate
44.20%
Indian Financial
Institutions / Banks /
Mutual Funds
13.23%

9.12. Dematerialisation of Shares : Over 87% of the outstanding shares have been dematerialised up to 31st March, 2002. Post merger upto the date of this report 88% of shares are in demat form. Trading in Equity Shares of the Company is permitted only in dematerialised form w.e.f. 5th April, 1999 as per notification issued by the Securities and Exchange Board of India (SEBI).

Liquidity:

RIL shares are among the most liquid and actively traded shares on the Indian stock exchanges. RIL shares consistently rank among the top few traded shares, both in terms of number of shares traded, as well as in terms of value. The highest trading activity is witnessed on the BSE and NSE stock exchanges. Relevant data for the average daily turnover for the financial year 2001-2002 is given below:

	Bombay Stock Exchange (BSE)	National Stock Exchange (NSE)	BSE + NSE
In no. of shares (in lakhs)	19.67	30.66	50.33
In value terms (Rs. Crores)	60.88	94.90	155.78
($ million)	12.48	19.45	31.92

9.13. Outstanding GDR/Warrants and Convertible Bonds, Conversion : Outstanding GDRs as on 31st March, 2002 represent 5,62,88,877 shares 5.34%). There are no further outstanding instruments, which are convertible into equity shares of the Company.

9.14. Plant locations :

- **Patalganga Complex**
  B-4, Industrial Area, Patalganga
  Off Bombay-Pune Road
  Near Panvel, Dist. Raigad - 410 207
  Maharashtra State, India.
- **Naroda Complex**
  103/106, Naroda Industrial Estate
  Naroda, Ahmedabad - 382 320
  Gujarat State, India.
- **Hazira Complex**
  Village Mora, Bhatha P.O.
  Surat-Hazira Road
  Surat - 394 510, Gujarat State, India.
- **Jamnagar Complex**
  Village Motikhavdi
  P.O. Digvijay Gram, Dist. Jamnagar
  Gujarat - 361 140, India.

9.15. (i) **Investor Correspondence**
For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares and debentures of the Company. :

For Shares held in Physical form
Karvy Consultants Ltd.
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad - 500 034
E-Mail: rilinvestor@karvy.com

For Shares held in Demat form
To the Depository Participant

(ii) **Any query on Annual Report** : Secretarial Department
Old ICI Godown, Fosbery Road
Off. Reay Road Station (East)
Mumbai - 400 033

List of Investor Service Centres of Karvy Consultants Ltd.

CITY / CENTRE	STD	PHONE - OFF	FAX
AGRA	0562	526660 / 61	—
AHMEDABAD	079	6420422 / 6400527	6565551
ANKLESWAR	02646	43291 / 92	—
ALLAHABAD	0532	561073 / 74	561073
AMRISTAR	0183	547279 / 545071	—
ASANSOL	0341	204968 / 200169	—
AURANGABAD	0240	363517 / 23	—
BANGALORE - BASAVANAGUDI	080	6621184 / 6621192	6621169
BAREILY	0581	574731	—
BELLARY	08392	254531 / 32	—
BHARUCH	02646	42082 / 42394	—
BHAVNAGAR	0278	525005 / 06	—
BHIMAVARAM	8816	31766 / 67	—
BHOPAL	0755	559337 / 574731	—
BHUBANESWAR	0674	539287 / 539387	—
CHENNAI - T NAGAR	044	8153445 / 8151034	8173181
COIMBATORE	0422	237501-502	237507
DEHRADUN	0135	713351	—
DHANBAD	0326	303156 / 304068	301045
ELURU	08812	27851 / 52	—
ERODE	0424	225601 / 03	—
GHAZIABAD	0120	4796496 / 4792961	4792961
GOA	0832	226150 / 228470	223742
GOBICHETTIPALAYAM	0425	26275 / 26276	—
GORAKHPUR	0551	346519	—
GULBARGA	08472	27635 / 41193	26794
GUNTUR	0863	326684 / 326686	326687
GUWAHATI	0361	516264 / 601327	601327
GWALIOR	0751	321524	328007
HUBLI	0836	353961 / 62	—
HYDERABAD - BANJARA HILLS (H.O)	040	3312454 / 3320251	3312946
INDORE	0731	269891 / 92	269894
JABALPUR	0761	312009 / 504165	312009/390173
JAGADISHPUR	05361	70049	—
JAIPUR	0141	363321 / 375039	364660
JAMMU	0191	547246	—
JAMNAGAR	0288	557862 / 63	—
JAMSHEDPUR	0657	432064	423061
JODHPUR	0291	627918 / 641533	641533
JUNAGADH	0285	624154 / 624140	—
KAKINADA	0884	387382 / 387383	387381

CITY / CENTRE	STD	PHONE - OFF	FAX
KANPUR	0512	330016 / 330155	318850
KARAIKUDI	04565	437192 / 93	—
KARUR	04324	241892 / 241893	241891
KHARAGPUR	03222	55092 / 55582	55582
KOCHI	0484	310884 / 322152	323104
KOLKATA - JATIN DAS ROAD	033	4644891 / 7231	4644866 / 4634787
LUCKNOW	0522	236820 / 21	236828
KANPUR - UPSE	0512	558317	—
LUDHIANA	0161	424862 / 426112	407749
MADURAI	0452	350852 - 854 (Board)	350856
MANGALORE	0824	492302 / 496332	—
MUMBAI - ANDHERI	022	6730153 / 292	6730152
MUMBAI - FORT (M G ROAD)	022	2677307 / 2675829	2671237
MUMBAI - NARIMAN POINT	022	2833333 / 2847600	2847603
MYSORE	0821	524292 / 524293	524294
NADIAD	0268	63210 / 63245	—
NAGPUR	0712	537531 / 538131 / 533428	538133
NASHIK	0253	802542 / 43	—
NEW DELHI	011	3324401 (5 LINES)	3324621
ONGOLE	08592	26091 / 26092	—
PATNA	0612	263604 / 268292	—
PONDICHERRY	0413	220640 (Front Office)	220659
PUNE	020	5530204 / 5530205	5533292
RAJAHMUNDRY	0883	434468 / 434469	434471
RAJKOT	0281	239337 / 38	—
ROURKELA	0661	4510771 / 4510772	—
SALEM	0427	335701	335705
SHIMOGA	08182	28795 / 96	—
SIRSI	08384	27919 / 27929	25319
SOLAPUR	0217	311027	312219
SURAT	0261	8357356 / 8351976	8368693
THANJAVUR	04362	379407 / 379408	—
THIRUVALLA	0473	604475	—
TIRUPATI	08574	55668 / 58004	—
TRICHUR	0487	322483 / 322484	—
TRICHY	0431	792800 / 793799	794132
UDUPI	08252	530962 / 63	—
VADODARA	0265	361514 / 364168	363207
VARANASI	0542	225365 / 223814	—
VALLABH-VIDHYANAGAR	02692	39407 / 39420	—
VIJAYAWADA	0866	436965 / 437250	436241
VISHAKAPATNAM	0891	752915 to 18	752915

Directors' Report

Your Directors are pleased to present the 28th Annual Report and the audited accounts for the year ended 31st March, 2002.

Amalgamation of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL)

In March, 2002, your Directors, subject to securing necessary approvals, decided to amalgamate Reliance Petroleum Limited (RPL) with the Company. The Scheme of Amalgamation was approved by the Shareholders of the Company and RPL at the Court Convened Meetings in the month of April, 2002. The Hon'ble High Court of Judicature at Mumbai sanctioned the amalgamation in June 2002 and the Hon'ble High Court of Gujarat, Ahmedabad sanctioned the amalgamation in September 2002. The amalgamation of RPL with the Company became effective from the 19th September, 2002 and the Appointed Date was 1st April, 2001. The amalgamation gave the Company a unique distinction of becoming India's first private sector company to feature in the internationally tracked Fortune Global 500 list of World's largest corporations. Further, the amalgamation will rank the Company amongst the top energy and petrochemical companies globally.

Consequent to this amalgamation, your Company has become India's largest private sector company, in terms of assets, net worth, sales and profits and one of the world's largest and most integrated energy and petrochemicals companies. The amalgamation has enhanced the ability of your Company to undertake large projects thereby contributing to enhancement of future business potential of the Company. The amalgamation has created a unique level of integration for the Company, spanning the entire value chain in the energy business. Your Company will have the ability to leverage on its large asset base, diverse range of products and services and vast pool of intellectual capital, to enhance the shareholder value.

Financial Results

As the 'appointed date' of the amalgamation was 1st April, 2001, the assets and liabilities of RPL were incorporated in the Company's books as on that date and are reflected in the Balance Sheet as at 31st March, 2002. The financial performance of the Company includes the result of the operations of RPL for the year ended 31st March, 2002 and is summarised below :

		2001-2002			2000-2001	
		Rs. Crs.	**US$ Mn***		Rs. Crs.	US$ Mn
Gross profit before interest, depreciation and extraordinary income		**8,658.24**	**1,774**		5,561.72	1,193
Less : Interest		**1,825.10**	**374**		1,215.99	261
Depreciation	**3,435.82**			2,636.73		
Less : Transfer from General Reserve	**619.68**	**2,816.14**	**577**	1,071.62	1,565.11	336
Profit before Tax and extraordinary income		**4,017.00**	**823**		2,780.62	596
Add : Extraordinary Income		**411.70**	**84**		—	—
Profit before Tax		**4,428.70**	**907**		2,780.62	596
Less : *Provision for Current Taxation*		**190.00**	**39**		135.00	29
Provision for Deferred Tax		**996.00**	**204**		—	—
Profit after Tax		**3,242.70**	**664**		2,645.62	567
Add : Balance in Profit and Loss Account		**2,160.65**	**443**		1,739.48	373
On Amalagamation		**1,071.50**	**220**		—	—
Deferred Tax Liability for earlier years		**(1,064.82)**	**(218)**		—	—
Investment Allowance (Utilised) Reserve Written Back		**122.07**	**25**		10.00	2
Amount Available for Appropriation		**5,532.10**	**1,134**		4,395.10	942
Appropriations :						
Capital Redemption Reserve		**—**	**—**		292.95	63
Debenture Redemption Reserve		**137.64**	**28**		344.57	74
Capital Reserve		**4.95**	**1**		98.11	21
General Reserve		**2,000.00**	**410**		1,000.00	214
Interim dividend on Preference Shares		**—**	**—**		4.77	1
Proposed dividend on Equity Shares (Subject to Deduction of Tax at Source)		**663.28**	**136**		447.85	96
Tax on dividend		**—**	**—**		46.20	10
Balance carried to Balance Sheet		**2,726.23**	**559**		2,160.65	463
		5,532.10	**1,134**		4,395.10	942

* 1 US $ = Rs. 48.80 Exchange rate as on 31-3-2002 *(Previous year as on 31-3-2001 1 US $ = Rs. 46.62)*

(Financial results for the year 2001-02 are not comparable with 2000-01 as they include the operations of RPL)

Dividend

The Directors have recommended a dividend of Rs. 4.75 per Equity Share on 139,63,77,536 Equity Shares of Rs. 10 each (which includes 34,26,20,509 Equity Shares to be issued to the Shareholders of RPL on amalgamation) for the financial year ended 31st March, 2002, which if approved at the forthcoming Annual General Meeting will be paid to all those Equity Shareholders whose names appear in the Register of Members as on 26th October, 2002.

Subsidiary Companies

During the year, Reliance Life Insurance Company Limited and Reliance General Insurance Company Limited have ceased to be subsidiaries of the Company and Reliance Petroinvestments Limited became a subsidiary of the Company. Consequent to merger of RPL with the Company, RPL's subsidiary company, namely Reliance Strategic Investments Limited has become a subsidiary of the Company. Reliance LNG Private Limited, in which the Company and RPL were holding equity shares, has also become a subsidiary of the Company. Your Directors wish to report that Reliance Petroinvestments Limited ceased to be a subsidiary of the Company after the closure of the year.

The audited statements of accounts of all the Company's subsidiaries, together with reports of their Directors and Auditors for the year ended 31st March, 2002 are attached as required under Section 212 of the Companies Act, 1956.

Fixed Deposits

The Company has not accepted any fixed deposits during the year. Deposits aggregating Rs.0.30 Crores have not been claimed by the fixed deposit holders as on the date of this report.

Directors

Your Directors express their profound grief on the sad demise of Shri Dhirubhai H. Ambani, the beloved founder and Chairman of the Company, on the 6th July, 2002 and pay glowing tributes to his vision and entrepreneurial spirit and for the immense contribution made by him for the establishment and growth of the Company from a small outfit into India's first private sector Fortune Global 500 Company within a short span of 25 years. The Rs.65,000 crore Reliance Group is a living testimony to his indomitable will, single-minded dedication and an unrelenting commitment to his goals. Under Shri Dhirubhai's visionary leadership, the Reliance Group emerged as the largest business conglomerate in India, and carved out a distinct place for itself in the global pantheon of corporate giants.

Shri Dhirubhai Ambani, a man far ahead of his times, epitomised the dauntless entrepreneurial spirit. Acclaimed as the top businessman of the twentieth century and lauded for his dynamic, pioneering and innovative genius, his success story fired the imagination of the younger generation of Indian entrepreneurs, business leaders and progressive companies. He was an icon for them, a role model to be emulated.

Shri Dhirubhai Ambani pioneered the equity cult in India, ushering in a new era of economic growth by mobilising the virtually untapped capital market of the small investor in India, and enabled millions of Indian citizens to take part in his growing companies - and their growing nation.

Shri Mukesh D. Ambani was elected as Chairman and Managing Director and Shri Anil D. Ambani was elected as Vice Chairman and Managing Director by the Board of Directors of the Company on 31st July, 2002.

ICICI Bank Limited (formerly known as ICICI Limited) has withdrawn the candidature of Shri S. Venkitaramanan as its nominee and consequently he has ceased to be ICICI Bank Limited's nominee with effect from 2nd August, 2002.

Your Directors appointed Shri S. Venkitaramanan as an additional Director with effect from 14th August, 2002. He holds office upto the date of ensuing Annual General Meeting and is eligible for reappointment. The Company has received notice under Section 257 of the Companies Act, 1956, proposing his appointment as Director, subject to retirement by rotation.

Shri Hital R Meswani, Shri Ramniklal H. Ambani and Shri T. Ramesh U. Pai, retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the annual accounts the applicable accounting standards have been followed along with proper explanations relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2002 and of the profit of the Company for the year ended on that date;

(iii) they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) they have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with Accounting Standard 21 relating to Consolidated Financial Statements, your Directors have pleasure in attaching the said Consolidated Financial Statements which form part of this Report and Accounts. These statements have been prepared on the basis of audited financial statements received from subsidiary companies, as approved by their respective Boards.

Acquisition of Control in IPCL

After the close of the financial year Reliance Petroinvestments Limited (RPiL) acquired 6,45,38,662 fully paid Equity Shares of Rs.10 each representing 26% of the total equity share capital of Indian Petrochemicals Corporation Limited (IPCL) from Central Government. In compliance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, RPiL made a public offer for purchasing additional 20% of the Equity share capital in IPCL from its shareholders. The offer made by RPiL was a resounding success and RPiL holds approximately 46% of the Equity Share Capital in IPCL. Your company acted as person in concert in acquiring the Equity Shares of IPCL.

Auditors

Messrs. Chaturvedi & Shah and Messrs. Rajendra & Co., Chartered Accountants, Joint Statutory Auditors of the Company, retire at the forthcoming Annual General Meeting and are eligible for re-appointment. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956.

International Accountants

The report submitted by M/s. Deloitte Haskins and Sells, member firm of Deloitte Touche Tohmatsu International (DTTI), appointed as International Accountants of the Company, for the year under review to the Board of Directors, is circulated with this report for the information of members.

Personnel

In accordance with the provisions of Section 217 (2A) of the Companies Act, 1956 and the rules framed thereunder, the names and other particulars of employees are set out in the Annexure to the Directors' Report.

Energy, Technology Absorption and Foreign Exchange earnings and outgo

The information relating to energy, technology absorption, foreign exchange earnings and outgo required to be disclosed under The Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 is given in the Annexure forming part of this report.

Compliance Certificate

A certificate from the Auditors of the Company regarding compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Acknowledgement

Your Directors would like to express their grateful appreciation for the assistance and co-operation received from the Financial Institutions, Banks, Government Authorities, Customers, Vendors and Shareholders during the year under review. Your Directors wish to place on record their deep sense of appreciation for the devoted services of the Executives, Staff and Workers of the Company for its success.

For and on behalf of the Board of the Directors

Mukesh D. Ambani
Chairman & Managing Director

Mumbai
Dated: 30th September, 2002.

Annexure to Directors' Report

PARTICULARS REQUIRED UNDER THE COMPANIES (DISCLOSURES OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES 1988.

A. *CONSERVATION OF ENERGY*

a) Energy conservation measures taken:-

1. Use of process vent gas for heat transfer in POY Dow vaporiser.
2. Use of condensate for BFW pre-heating in MEG plant.
3. Use of low level heat source for process heating in place of high level heat source.
4. Reduction in power consumption by trimming the impeller of pumps
5. Stoppage of operating pumps by proper rerouting and optimization of the process system.
6. Improvement in configuration of PAC discharge line in PTA plants.
7. Reduction in suction temperature of compressor in PTA plant.
8. Use of cell type air washer in place of spray type air washer in both LAG AHU and Spinning AHU in POY plant.
9. Re-routing of DOW HP condensate to HP condensate instead of LP DTA Tank in PE plant.
10. Provision of parallel traps in the condensate line at RFH outlet of PE plants.
11. Advanced Process Control implementation in Aromatics plant.
12. Replacement of cooling water with makeup DM water in Raw condensate trim cooler for heat recovery.
13. Improvement in sealing of GT bypass stack damper in CPP.
14. Modification of prefilters and moisture separators in Instrument air dryers to reduce DP in CPP plant.
15. Change in MOC of fans of Cooling Towers to lighter material.
16. Improvement in third stage efficiency of compressor in Cracker plant.
17. Installation of extraction turbine in place of totally condensing steam turbine in PG complex.
18. Increase in process flash steam pressure to save fresh steam in PTA plant.
19. Recovery of boiler house cooling water.
20. Reduction in fast rinse time and improvement in OBR of DM Plants.
21. Stoppage of organic stripper in CP-5 by routing CP-5 column overhead to CP-4 separation column.
22. Partial EG recycle in CP-6.
23. Use of effluent from DH column into process.
24. Use of jet CT blow down for VCT jets at CP-4 VCT.
25. Commissioning of secondary flash tank for steam condensate at PSF D/L.
26. Filtrate from F-538 recycled back to quench pot saving cooling water in PTA.
27. Optimization of boiler feed water system.
28. Reduction in air compressors running hours after optimization in instrument air system.
29. PTA Reactor air control valves replaced with spare low pressure drop valves thus saving power to compressors.
30. Use of daylight in the PTA warehouse saving lighting power during daytime.
31. Direct melt spinning on SM#5,6.
32. Water jet Cooling Tower at CP-6.
33. Change of spinning metering pump from Sandwich to Planetory on 9 Machines.
34. Replacement of eddy current drive & motor with inverter drive & motor for one Lummus cutter.
35. Making POY extruder system redundant by giving polymer to SM#14 directly from CP-V.
36. Stoppage of atomizer steam to all gas fired burners and regular soot blowing in all oil fired furnaces to improve Furnace efficiency.
37. Reduction in excess air for Aromatic Coker, Crude and HDT Furnaces.
38. Stoppage of third compressor in Platformer of Aromatics plant.
39. Debottlenecking of heat exchangers in Coker complex to increase MP steam generation.
40. Reduction in MP steam in Light Coker Gas Oil & Heavy Coker Gas Oil stripper in Coker.
41. Antifoulant injection in VR exchangers in CDUs of Crude improved fouling factor.
42. PRT and R7R pressure optimization in FCC complex.
43. Reduction of Amine regenerator acid gas PRC set pressure has resulted in energy savings.
44. Reducing operating pressure in Clause Air Blower has resulted in savings in power consumption.
45. Conversion from glands to Mechanical seals has lead to improvement in power consumption in Utility pumps.
46. Offline & Online water washing of Gas Turbine compressor blades has improved compressor efficiency leading to lower fuel consumption in Gas Turbine.

(b) Additional Investment/proposals being implemented for reduction of consumption of Energy

1. Use of pump in VCM column bottom in VCM plant.
2. Use of MP steam in place of HP steam for reactor feed heater, HP tracers and export of MP steam in Octane run in PE plant.
3. Use of hot cyclohaxene as hot flush in PE plant.
4. Providing intermediate flash vessel for E2-1211 condensate for PTA-1 &2.
5. PSF Drawline condensate recovery system by taking the original flash tank in line in PSF plant.
6. FF CP-8 polymerization spare jet steam stoppage.
7. CT pump internal coating to improve pump efficiency in CPP.
8. To reduce radiation heat loss from all the HRSG's of CPP.
9. Insulation of phase-1 return condensate header in CPP.
10. Installation of booster pump at Ethylene terminal using propylene terminal return water, thereby stopping CPP CT booster pump.

11. Installation of auto transformer for electrical energy conservation in the complex.
12. Process fans replacement from solid metallic/GRP to hollow FRP in the complex.
13. Use of LP Steam instead of MP steam in Glycol bleed flasher-II Reboiler in MEG.
14. Optimization of feed tray location in Hiboil column in VCM plant.
15. Use of IP Steam in Oxy reactor preheaters in VCM plant.
16. To increase IP steam header pressure to 10 kg/cm2g from 7.5 kg/cm^2g in VCM plant.
17. Use of IP Steam in WWS ejector in VCM.
18. Reducing the pressure drop in the discharge side of reactor feed pump in PE plant.
19. Generation of MP & LP steam from HP Condensate in PP plant.
20. Generation of LLP steam from total condensate of plant and to be used in Degassing column Reboiler after boosting the pressure in PP plant.
21. Fractionating Benzene prior to Xylene and swapping MSTDP Detol tower with Extract Detol tower in Aromatics plant.
22. Side Reboiler to Stripper column to substitute 10 TPH LP steam for MP Steam in Aromatics plant.
23. Replacing 40k steam with 17k steam for extract detol column reboiler in Aromatics plant.
24. 22 KSCg steam for atomising and continuous purge in BHEL Boilers to be tapped from alternative source instead of let down from SHP and HP in CPP.
25. Increasing supplementary firing efficiency by HRSG modification in CPP.
26. Raise E438 Area for heating DM bottoms by cracked gas in Cracker plant.
27. LP C2 vapor export to VCM/EDC from ethylene tower in Cracker plant.
28. New control system for two process air compressors at PTA.
29. On line water wash of GTs.
30. To provide Inverter in one of the cooling tower fan to optimize its use and fine control on supply temperature.
31. Recovery of water from DM Plant effluent.
32. Burning of Biogas in PX Heaters.
33. Recovery of heat from HRSGs exit flue gas.
34. DM Plants degasser outlet to be made common at RPU.
35. Replacement of Electrical heaters with waste steam heaters for instrument air dryers.
36. Heat recovery (Tatoray) project based on Pinch technology.
37. Using Jet CT blow down for VCT jets at MPP I, II and CP-5 VCT.
38. Scheme to reduce EG recovery load by avoiding processing of EG samples.
39. Reduction in impeller size for MPP I jet CW pump.
40. Old chilled water system to be converted into closed circuit system at RPU.
41. Installation of hollow blade fan in new CT.
42. Lighting load reduction by providing improved lighting arrangement for SM#5,6 and 7.
43. Alternative for UPS # 4.
44. Heat integration by Pinch Technology in PTA plant and P-X plant.
45. GT inlet air cooling for better heat rates.
46. Installation of Define unit at LAB will help enhanced production.
47. Use of light ends in Lab FE as GT fuel will increase fuel flexibility.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods.

1. Use of process vent gas in POY Dow vaporiser has resulted in saving of Rs 1.36 Crores / annum in POY plant.
2. BFW pre-heating using condensate has resulted in saving of Rs 3.16 Crores / annum in MEG plant.
3. Use of LP steam in heads column 1 & 2 in place of IP steam in VCM plant has resulted in saving of Rs 1.25 Crores / annum.
4. Trimming of Impeller of G 207 pumps in PTA-1 &2 has resulted in saving of Rs 35.8 Lakhs / annum.
5. Increasing diameter of PAC discharge line in PTA#1 and PTA#2 has resulted in saving of Rs 84 Lakhs / annum.
6. Suction chilling of PAC in PTA-2 plant has resulted in saving of Rs 4.2 Crores / annum.
7. Cell type air washer in place of spray type air washer in both LAG AHU and Spinning AHU in POY plant has resulted in saving of Rs 44.8 Lakhs / annum.
8. Replacement of annealer HP steam by MP steam in Draw Machines in PSF plant has resulted in saving of Rs 1.6 Crores / annum.
9. Re-routing of DOW HP condensate of Area 200 to HP condensate instead of LP DTA Tank in PE plant has resulted in saving of Rs 37 Lakhs / annum.
10. Use of MP steam in place of HP steam for tracers in PE-II has resulted in saving of Rs 92 Lakhs /annum.
11. Provision of parallel traps in the condensate line at RFH outlet of PE-1/2 has resulted in saving of Rs 78 Lakhs / annum.
12. Use of MP steam in place of HP steam for tracers in PE-I has resulted in saving of Rs 78 Lakhs / annum.
13. APC implementation in Aromatics plant has resulted in saving of Rs 269 Lakhs / annum.
14. Replacing cooling water with makeup DM water in Raw condensate trim cooler to recover the heat has resulted in saving of Rs 2 Crores / annum.
15. Proper sealing of GT bypass stack damper in CPP has resulted in saving of Rs 9.75 Crores / annum.
16. Modification of pre-filters and moisture separators in Instrument air dryers to reduce DP in CPP plant has resulted in saving of Rs.47 Lakhs / annum.
17. Change in MOC of 42 Fans of Site Cooling Towers from GRP to hollow FRP has resulted in saving of Rs 3.35 Crores / annum.
18. Replacing flare MP steam by LP steam in PP plant has resulted in saving of Rs 59 Lakhs / annum.
19. Improvement in third stage efficiency of CGC comp in Cracker plant has resulted in saving of Rs 3 Crores

/ annum.

20. Use of pump in VCM column bottom has a saving potential of Rs.1.27 Crores / annum.

21. Use of MP steam in place of HP steam for reactor feed heater, HP tracers & export of MP steam in Octane run in PE plant has a saving potential of Rs.1.8 Crores/annum.

22. Use of hot cyclohexane as hot flush in PE plant has a saving potential of Rs.72 Lakhs / annum.

23. Providing intermediate flash vessel for E2-1211 condensate in PTA-1 &2 has a saving potential of Rs.3.8 Crores / annum.

24. PSF Drawline condensate recovery system by taking the original flash tank in line has a saving potential of Rs.41 Lakhs / annum in PSF plant.

25. FF CP-8 polymerisation spare jet steam stoppage has a saving potential of Rs.44 Lakhs / annum.

26. CT pump internal coating to improve pump efficiency has a saving potential of Rs.77 Lakhs / annum.

27. Radiation heat loss from all the HRSGs has a saving potential of Rs.3 Crores / annum.

28. Insulation of phase-1 return condensate header has a saving potential of Rs.39 Lakhs / annum.

29. Installation of booster pump at ethylene terminal using propylene terminal return water, thereby stopping CPP CT booster pump has a saving potential of Rs.27.6 Lakhs in Tank Farm.

30. Installation of auto transformer for electrical energy conservation has a saving potential of Rs.3.6 Crores / annum.

31. Process Fans replacement from solid metallic/GRP to hollow FRP has a saving potential of Rs.93 Lakhs / annum.

32. Use of LP Steam instead of MP steam in Glycol bleed flasher-II Reboiler has a saving potential of Rs.59 Lakhs / annum in MEG plant.

33. Optimization of feed tray location in Hiboil column has a saving potential of Rs.2.5 Crores / annum in VCM plant.

34. Use of IP Steam in Oxy reactor pre-heaters has a saving potential of Rs.26 Lakhs / annum in VCM plant.

35. Increase in IP steam header pressure to 10 kg/cm2g from 7.5 kg/cm^2g has a saving potential of Rs.35 Lakhs / annum in VCM plant.

36. Use of IP Steam in WWS ejector has a saving potential of Rs.35 Lakhs / annum in VCM plant.

37. Reducing the pressure drop in the discharge side of reactor feed pump has a saving potential of Rs.62 Lakhs / annum in PE plant.

38. Generation of MP & LP steam from HP Condensate has a saving potential of Rs.41 Lakhs / annum in PP plant.

39. Generation of LLP steam from total condensate of plant and to be used in Degassing column Reboiler after boosting the pressure, if required has a saving potential of Rs.40 Lakhs / annum in PP plant.

40. Fractionating Benzene prior to Xylene and swapping MSTDP Detol tower with Extract Detol tower has a saving potential of Rs.3 Crores / annum in Aromatics plant.

41. Side Reboiler to Stripper column to substitute 10 TPH LP steam for MP Steam has a saving potential of Rs.1.5 Crores / annum in Aromatics plant.

42. Replacing 40k steam with 17k steam for extract detol column reboiler has a saving potential of Rs.2.8 Crores / annum in Aromatics plant.

43. 22 KSCg steam for atomising and continuous purge in BHEL Boilers to be tapped from alternative source instead of let down from SHP and HP has a saving potential of Rs.63.8 Lakhs / annum in CPP.

44. Increasing supplementary firing efficiency by HRSG modification has a saving potential of Rs.20.15 Crores / annum.

45. Raise E438 Area for heating DM bottoms by cracked gas has a saving potential of Rs.3 Crores / annum in Cracker plant.

46. LP C2 vapor export to VCM/EDC from ethylene tower has a saving potential of Rs.72 Lakhs / annum in Cracker plant.

47. Installation of extraction turbine in place of totally condensing steam turbine has a saving potential of Rs 11.5 Crores / annum.

48. LAB Back end heater modifications resulted in saving Rs 250 Lakhs / annum.

49. Process Flash steam pressure increased to save on fresh steam in PTA resulted in saving of Rs 116 Lakhs / annum.

50. Reduction in fast rinse time and improvement in OBR of DM Plants resulted in saving of Rs 50 Lakh /annum.

51. Commissioning of secondary flash tank for steam condensate at PSF D/L resulted in saving of Rs 29 Lakh / annum.

52. Reduction in air compressors running hours after optimization in instrument air system resulted in saving power by 800 MWh / annum.

53. Conversion of old CHW system into closed loop system and stopping of both running CHW circulation pumps resulted in saving power by Rs 63 Lakh / annum.

54. New control system for two process air compressors at PTA would save Rs 110 Lakh / annum.

55. On line water wash of GTs would reduce power cost by Rs 54 Lakh / annum.

56. Burning of biogas in PX Heaters would save fuel by Rs 80 Lakh / annum.

57. Recovery of heat from HRSGs exit flue gas would result into saving of Rs. 400 Lakh / annum.

58. Heat recovery project based on Pinch technology would save fuel by Rs 43 Lakh / annum.

59. Heat integration by Pinch Technology in PX plant would save Rs 221 Lakh /annum.

60. Heat integration by Pinch Technology in PTA plant has a potential to save Rs 715 Lakh / annum.

FORM - 'B'

Form for Disclosure of particulars with respect to:

B. RESEARCH AND DEVELOPMENT (R & D)

1. Specific Areas in which Research and Development (R & D) is being carried out by the Company:

(i) Heterogeneous Catalyst Development program for polyolefins

(ii) Solvent Recovery Process development

(iii) Hazardous residue treatment development

(iv) Metallocene / non metallocene catalyst development for Olifin polymerization

(v) Analytical method developments for catalyst process

(vi) Catalyst design simulation studies

(vii) Catalyst development & polyolefin polymerization studies at Pilot Plant scale

(viii) Development of Computational Flow Modeling (CFD) completed for oxy reactor in VCM

(ix) Online prediction of the polymer property data based on Artificial neural network /Soft sensor model

(x) Trial being carried out in PFF CP EG recovery section to process MEG Plant residue EGR1 for recovery of MEG

(xi) Collaborative efforts for catalyst development for manufacturing of Para Diethyl Benzene from mixed xylenes

(xii) Computational Fluid Dynamics (CFD) Model for Oxidation Reactor

(xiii) Catalyst & Water Recovery from Purification Mother Liquor

(xiv) Catalyst Recovery from Oxidation Section

(xv) Azeotropic distillation for acetic acid dehydration

(xvi) CTA Hydrogenation Catalyst Improvement

(xvii) Development of kinetic reaction model for Pacol reactor in LAB plant

(xviii) Trial with Kronos 1075, a coated TiO2 in CP-IV

(xix) Denier circular tow (New Prod. Development)

(xx) Re-rubberized pinch roll of DuPont draw machines

(xxi) To assess online performance of new developed Finger Guide Assembly with circlip arrangement for DuPont DM crimper

(xxii) Production of 2.0 Bright fiber using 4.25" crimper on DM#2

(xxiii) Switch over from UFPP to finisher hotwell EG as stability EG

(xxiv) Use of new improved silicon rubber gaskets in Spg. (Vaco Seals), Alternate Vendor development

(xxv) To produce 3.0 denier circular bright fiber (New product development)

(xxvi) To produce 3.0 denier circular tow (New product development)

(xxvii) To produce 3.0 denier uncrimped tow for flocking application

(xxviii) To substitute PF30 finish with RE24 for TBL product

(xxix) DryFiem finish in PFY

(xxx) Use of Recovered SS powder in PFY

(xxxi) Development of indigenous POY finish

(xxxii) Development of Teran for SDY and FDY

(xxxiii) Non-CFC silicon spray for PFY

(xxxiv) Development of new product for ECBT machine

(xxxv) Krones TiO2 in PFY

2. Benefits derived as a result of above R & D:

(i) Catalyst Process developed for polyolefins & scaled up.

(ii) Hazardous Residue treatment process developed scaled up and implemented at plant scale.

(iii) Better understanding of the effects of changes in the reactor geometry on the velocity fields inside the reactor and on the operational reliability of oxy reactor of VCM plant.

(iv) Reduction in the offspec product downgradation and consistent in quality in PE plant.

(v) The trials at PP Pilot plant will enable new grades to be tried at pilot plant before startup of a larger volume at plant level, reducing offspec generation.

(vi) Processing of MEG residue results in value addition of EGR1.

(vii) Catalyst development for manufacturing of Para Di-ethyl Benzene from mixed xylenes would enable us to recover PDEB.

(viii) Detailed Computational Fluid Dynamics Model for Oxidation Reactor has been developed which enables better understanding of the process.

(ix) Catalyst & Water Recovery from Purification Mother Liquor: This will reduce the effluent load and also reduce the demineralised water consumption.

(x) Catalyst Recovery from Oxidation Section: This newer method gives better catalyst recovery than from recovery from ash.

(xi) The azeotrope boils at a lower temperature than the original components, thereby saving the energy. This system has a lower capital cost and also reduces the operating cost.

(xii) The improvement of CTA hydrogenation catalyst will result in reduced offspec generation and Palladium loss.

(xiii) Development of kinetic reaction model for Pacol reactor in LAB plant would give better understanding of the process and have better control of quality of LAB.

3. Future Plan of Action

(i) New generation & higher generation catalyst development for polyolefins

(ii) Improve solvent Recovery process for polyolefin catalysts

(iii) Analytical method developments for heterogeneous catalyst.

(iv) PP Product development

(v) New grade development and catalyst trials in the PP pilot plant help in reducing off-spec production

(vi) Development of new PP grades with different technology catalyst

(vii) APC implementation in Esterification section after installation of DEG/COOH analyzer

(viii) Paraxylene oxidation trials on pilot plant to study reaction kinetics: The paraxylene oxidation experiments on Pilot Plant will help us to understand the reaction kinetics. These will be further used for reactor modeling & design for better performance of the plant.

(ix) Azeotropic distillation for acetic acid dehydration is in progress

(x) Explore new improved Catalyst for CTA Hydrogenation

(xi) Process heat integration using Pinch technology in LAB

(xii) Methyl acetate recovery from off gases in PTA

(xiii) Reduction in unwinding defect by six sigma approach

(xiv) Trial of 530/38/POY with higher drawability

4. Expenditure on R & D

		Rs. Crores
a)	Capital	15.20
b)	Recurring	74.94
	Total	90.14
c)	Total R &D Expenditure as a Percentage of Total Turnover	0.16%

C. TECHNOLOGY ABSORPTION, ADOPTION AND INNOVATION

1. Efforts made towards technology absorption, adoption and innovation

(i) Improved Corrosion Inhibitor formulation for Dilution Steam generation system in consultation with vendor in Cracker plant.

(ii) Plant Capacity increase by overhauling and improving the efficiency of 3rd stage of Cracked Gas Compressor in cracker plant.

(iii) In house implementation of APC for Aromatics, VCM plant.

(iv) Preparation of a Blend of Paraxylene & Mix Xylene, a blend products to cater Pour Point Dispersants .

(v) Optimization of Oxidation Reactor Conditions for minimizing catalyst and acetic acid in PTA plant.

(vi) Installation of gas foil agitator in reactor and crystallizers for high productivity and improved quality of PTA Product.

(vii) Development of new catalyst vendor for Purification Reactor of PTA plant.

(viii) Installation and commissioning of process air compressor suction chilling for PTA plant.

(ix) Modification of methyl acetate recovery system for minimizing VOC emissions in PTA plant.

(x) Usage of low pressure air using available equipment in first crystallizer as a secondary air in PTA plant.

(xi) Use of Dry gas seal for recycle compressor for improved reliability in MEG plant.

(xii) Development of alternative chemicals to improve product quality, and reduce operating cost in PVC, PE and PP plant.

(xiii) Successful trials completed with new antioxidants package to improve thermal stability of flexible PVC grades.

(xiv) Optimization of K-57 recipe of PVC plant to reduce operating cost and improve quality.

(xv) Optimization of water to monomer ratio to improve productivity in K-67 pipe grade of PVC plant.

(xvi) Capacity enhancement by revamping of the polyethylene plant by 8 KTA.

(xvii) Benchmarking study by fingerprinting through strategic alliance with M/s NCL pune for grade improvements in wire and cable, blowmoulding and pipe grades.

(xviii) In house development of the color measurement techniques

(xix) Whiteness index of the polyethylene resin.

(xx) New grade developed in PP plant for the application of pipe, fittings, sheets, washing machines tubes and compounding.

(xxi) Trials taken with different additives, clarifying agents, and chemicals and also material from different source in PP plant.

(xxii) Increase in rate of production in PP plant by change in product receiver size and controlling catalyst particle size.

(xxiii) Minimizing the variability in PSF b colour by optimizing Process conditions, Polymer Transfer Line heating improvements.

2. Benefits derived as a result of the above efforts:

a. Product Development / Improvement and Cost Reduction

(i) Improved Corrosion Inhibitor formulation for Dilution Steam generation system in cracker plant resulted in savings on Rs 80 Lakhs / annum.

(ii) Improved efficiency of the cracker gas compressor resulted in 2% plant Capacity increase achieved on a sustained basis.

(iii) Implementation of APC for Aromatics , VCM plant resulted in reduction of Steam consumption by 5TPH and better quality.

(iv) New product developed to cater Pour Point Dispersants resulted in additional revenue of Rs.1 Crore/annum.

(v) Optimization of Oxidation Reactor Conditions for minimizing catalyst and acetic acid in PTA plant resulted in benefits of Rs 300 Lakhs / annum.

(vi) Installation of gas foil agitator in reactor and crystallizers for high productivity and improved quality of PTA Product of Rs 30 Crores / annum.

(vii) Commissioning of process air compressor suction chilling for PTA plant resulted in potential saving of Rs 4 Crores/annum.

(viii) Usage of low pressure air first crystallizer as a secondary air resulted in increase in PTA production.

(ix) Development of alternative cost effective chemicals in PVC plant resulted in Rs 50 Lakhs / annum.

(x) Optimization of K-57 recipe in PVC plant resulted in reduced operating cost of Rs 35 Lakhs / annum.

(xi) Optimization of water to monomer ratio to improve productivity in K-67 pipe grade of PVC plant resulted in increase in yield and reduced operating cost of Rs 30 Lakhs / annum.

(xii) Capacity enhancement of the polyethylene plant resulted in additional contribution of Rs 12 Crore / annum.

(xiii) Development of alternate source cost effective catalyst chemical and additives for polyethylene plant gave a benefit of Rs.1 Crore / annum.

(xiv) New grade developed in polyethylene plant to cater for high volume of lube oil containers and wire/cable application with improved mechanical properties.

(xv) 3 New grade developed in PP plant helped in better market penetration.

(xvi) Trials taken with cost effective chemical and additives in PP plant resulted in savings on Rs 4 Crores/annum.

(xvii) Change in product receiver size of PP plant resulted in rise in production to the tune of @ 15-25 TPD.

b. Import Substitution

Imported catalysts and chemicals substituted with indigenous catalysts in various processes.

Information regarding Imported Technology

Product	Technology from	Year of Import	Status of implementation/ Absorption
Ethylene & Cracker Products	Stone & Webster Engineering Corp.USA	1992	Full
Purified Terepthalic Acid	John Brown Engineers, UK (ICI PLC-UK)	1994	Full
Mono Ethylene Glycol	Shell (Lummus Crest B.V.Holland)	1996	Full
PVC Expansion	Geon Co.,U.S.A.	1994	Full
Polypropylene	John Brown Engineers, (Shell/Union Carbide)	1994	Full
Polyethylene Terephthalate	Sinco Engineering –Italy	1994	Full
High Density Polyethylene	Navacor, Canada	1995	Full
Polyester Staple Fibre Fill	Dupont (U.S.A.) /Chemtex U.S.A.	1998	Full
Paraxylene	UOP Inter America Inc.-U.S.A.	1999	Full
Polypropylene	Union Carbide U.K.	1999	Full

D. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. Activities relating to export, initiatives to increase exports, Developments of New export markets for Products and Services and Export Plan.

The Company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year, the Company has exports (FOB Value) worth Rs.9,965.85 Crores (US$ 2042.18 million).

2. Total Foreign exchange used and earned	**Rs. Crores**
a. Total Foreign exchange earned	**9,965.85**
b. Total savings in foreign exchange through products manufactured by the Company and deemed exports (US$ 6,943 million)	**33,881.33**
Sub total (a + b)	**43.847.18**
c. Total Foreign Exchange used	**26,443.98**

Annexure to Directors' Report

Form 'A'

Form for disclosure of particulars with respect to Conservation of Energy

Part 'A'

Power & Fuel Consumption	**April,01 to March,02**	April,00 to March,01
1 **Electricity**		
a) Purchased Units (Lacs)	59.03	113.36
Total Cost (Rs. In Crores)#	3.25	5.28
Rate/Unit (Rs.)	**5.50**	4.65
b) Generation by/through third party captive power facilities through Steam Turbine/Generator		
Units (Lacs)	22,117.45	7,954.65
KWH per unit of fuel	5.28	4.76
Total Cost (Rs. in Crores)	611.58	335.34
Cost/Unit (Rs.)	**2.77**	4.22
c) Own Generation		
1) Through Diesel Generator		
Units (Lacs)	50.21	82.31
KWH per unit of fuel	3.28	3.86
Fuel Cost/Unit (Rs.)	**4.00**	3.31

Annexure to Directors' Report

2) Through Steam Turbine/Generator		
Units (Lacs)	22,962.95	22,702.80
KWH per unit of fuel	3.58	4.49
Fuel Cost/Unit (Rs.)	**1.88**	1.64
2 Furnace Oil		
Quantity (K.Ltrs)	152,918.04	165,747.10
Total Cost (Rs. In Crores)	113.24	130.25
Average rate per Ltr.(Rs)	**7.41**	7.86
3 Others/Internal Generation		
a) Gas		
Quantity (1000 M3)	1,010,051.77	333,108.53
Total Cost (Rs. In Crores)	772.11	110.64
Average rate per 1000M3 (Rs)	**7,644.22**	3,321.54
b) Liquid Fuels		
Quantity (K.Ltrs)	929,656.56	249,205.70
Total Cost (Rs. In Crores)	904.82	299.44
Average rate per Ltr.(Rs)	**9.73**	12.02

Excluding Demand Charges

Part 'B'

Consumption per Unit of Production

	Fabrics Per 1000 Mtrs.		PFY Per MT		PSF Per MT		PTA Per MT		LAB Per MT		MEG Per MT		PVC Per MT	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Electricity (KWH)	3,575	2,964	889	965	484	556	408	435	604	565	596	638	543	511
Furnace Oil (Ltrs)/ HSD/HFHSD	4	9	41	52	27	63	8	21	308	303	-	-	-	-
LSHS (Kgs)	-	-	2	18	0	22	5	-	148	210	-	-	-	-
Gas (SM3)	623	1,491	38	48	35	32	-	3	-	-	-	1	-	4

	HDPE Per MT		PP Per MT		FF Per MT		CRACKER Per MT		PET Per MT		PX Per MT		PETRO. PRODUCTS Per MT	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Electricity (KWH)	317	293	341	384	752	985	161	163	278	291	244	274	55	-
Furnace Oil (Ltrs)/ HSD/HFHSD	-	-	-	-	-	-	-	-	-	-	2	6	-	-
LSHS (Kgs)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gas (SM3)	-	3	-	2	53	65	-	6	82	87	-	-	-	-

Note : The above figures in addition to direct consumption also include allocated consumption in the supporting utilities and facilities applicable to respective products.

For and on behalf of the Board of the Directors

Mumbai,
Dated: 30th September, 2002

Mukesh D. Ambani
Chairman & Managing Director

Auditors' Report on Corporate Governance

To the Members of
RELIANCE INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on 31st March, 2002, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India we have to state that no investor grievances were pending for a period of one month against the Company as per the records maintained by the Shareholders / Investor's Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th September, 2002

Statement persuant to Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, for the year ended 31st March, 2002, forming part of the Directors' Report.

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
ABDUL RAZACK *	53	NON MATRIC	OFFICER - SALES	02-May-68	5 35 552	33	FIRST EMPLOYMENT	-
ACHARYA DILIPKUMAR B *	50	SSC	SR OFFICER - DATA ENTRY	26-Dec-75	4 74 957	30	DR R K BHANSHALI,A,BAD	COMPOUNDER
ACHARYA KIRITKUMAR J *	53	M COM	SR OFFICER - DESPATCH	01-Jul-77	4 25 717	33	U P PLASTO CHEMICALS LTD,	ACCOUNTANT
ACOOLI PRADUTKUMAR L *	53	NON MATRIC	ASSTT SUPDT - MAINT	06-Dec-69	6 03 577	33	NEPAL KNITTING MILLS,NEPAL	FOREMAN
ADESHARA INDRAVADAN N *	47	B COM	SR ASSISTANT	02-Dec-75	3 51 396	27	NAVNEET PRAKASHAN KENDRA,A'BAD	CLERK
ADHYARU MAHENDRA A *	46	B A	JR ASSISTANT	01-Nov-83	2 19 091	26	KALPANA PRINTING PRESS,A'BAD	CLERK
AGARWAL ALOK	44	BTECH (ELECT.), PGDM	TREASURER	17-Mar-93	41 74 120	21	BANK OF AMERICA	TREASURER
AGRAWAL SHREE BHAGWAN	56	BSC(CH), BE(M) ,AMIE(E)	ASSTT. VICE PRESIDENT	21-Jan-87	29 97 404	34	SWADESHI POLYTEX LTD.	MAINT. IN CHARGE
AMBANI A D	43	BSC(HON),MBA	MANAGING DIRECTOR	01-Jan-81	7 20 34 383	20	-	-
AMBANI ATULKUMAR U *	38	B COM	JR ASSISTANT	23-Jun-82	2 85 632	19	FIRST EMPLOYMENT	-
AMBANI CHANDRESH B *	39	B COM	SR ASSISTANT	16-May-83	3 18 316	19	FIRST EMPLOYMENT	-
AMBANI D H	70	EXP IN SR MGT	CHAIRMAN	11-Feb-66	8 94 74 667	49	OWN BUSINESS	-
AMBANI M D	45	BTECH(CHEM),MBA	VICE CHAIRMAN & MD	21-Feb-81	7 21 38 987	21	-	-
AMBANI VIJAY B *	41	NON MATRIC	ASSISTANT	20-Apr-79	3 25 393	22	FIRST EMPLOYMENT	-
AMBANI VINOD M	57	B.COM, FCA, DTM	PRESIDENT	03-May-73	44 19 150	34	A F FERGUSON & CO.	ASST. TAX MANAGER
ANANTA NARAYANA G	43	B.Tech, MMM	ASSISTANT VICE PRESIDENT	02-Nov-95	32 82 495	20	RELIANCE PETROLEUM LIMITED	ASSISTANT VICE PRESIDENT
ANSARI MOBINALI ABDULRAUF *	48	NON MATRIC	SR TRACER	01-Jun-75	4 87 380	28	GAJJAR PVT.LTD.,	TRACER
APPASWANY RANJINI *	46	SSLC	STENO-SECRETARY	16-Feb-76	3 85 232	26	DIVISIONAL ENGINEER(H) ,MADRAS-600015	RECORD CLERK
ATUL LAUL	41	BE	VICE PRESIDENT	23-Jun-94	37 83 927	19	RELIANCE PETROLEUM LIMITED	VICE PRESIDENT
AWADESH N SINHA	64	PG.Sc.B.A	PRESIDENT	01-Dec-98	46 10 224	40	RELIANCE PETROLEUM LIMITED	PRESIDENT
B NARAYANAN *	49	SSLC	SR OFFICER - SALES A/C	13-Sep-78	3 77 819	29	SLM MANEKLAL INDUSTRIES LTD.	STENO TYPIST
BAGCHI ANUP	49	M.TECH.	SR. VICE PRESIDENT	21-Aug-00	24 81 906	23	GE PLASTICS (INDIA) LTD.	VICE PRESIDENT (MARKETING)
BALASUBRAMANIAN R	52	BSC, ACA, CAIIB	SENIOR VICE PRESIDENT	06-Dec-90	38 04 917	30	SYNDICATE BANK	OFFICER
BALASUBRAMANIAN V	64	BA	GROUP PRESIDENT	01-Apr-74	48 23 462	40	DHRANGADHRA CHEM WORKS LTD.	EXECUTIVE
BALESHWAR P N SINHA	64	B.Sc., AMIE	VICE PRESIDENT	17-Jul-97	26 51 478	41	RELIANCE PETROLEUM LIMITED	VICE PRESIDENT
BALIRAM M SIRAKE *	56	7th Standard	WORKER	01-Sep-66	4 04 860	36	FIRST EMPLOYMENT	-
BANARJEE SUNDER S *	47	MATRIC	TRACER	01-Oct-81	3 65 881	27	FIRST EMPLOYMENT	-
BANERJEE SISIR Y *	48	B SC (TECH)	MANAGER - JET WVG	05-Dec-80	5 06 101	28	BOMBAY DYEING & MFG LTD,BOMBAY	JR ASST
BARVALIYA VINODRAY P *	49	B COM	OFFICER - ACCOUNTS	01-Jun-77	3 73 344	29	EGALE ENGINEERING PVT.LTD.,	CLERK
BHAGDEV PRABHUDAS M *	54	SSC	SR ASSISTANT	01-Mar-79	2 98 301	34	FIRST EMPLOYMENT	-
BHANDARI ANANT J *	45	B COM	ASSISTANT	01-Feb-80	2 72 080	25	M G SODA FACTORY	CLERK
BHANDARI ASHOKANAND K *	49	B SC	SHIFT INCHARGE - PRODN	31-Mar-80	3 13 522	29	IIM	RESEARCH ASST
BHARAT B SETHI	42	B.Com, ACA	ASSISTANT VICE PRESIDENT	29-Dec-97	27 16 481	20	RELIANCE PETROLEUM LIMITED	ASSISTANT VICE PRESIDENT
BHAT V V	58	BSC, LLB	GROUP PRESIDENT-MANAGEMENT SERVICES	01-Sep-87	56 62 687	36	DATAMATICS CONSULTANTS LTD	EXECUTIVE DIRECTOR
BHATIA PRAKASH M *	40	SSC	SR TRACER	01-Aug-78	3 78 763	23	FIRST EMPLOYMENT	-
BHATT DILIPKUMAR R *	46	B COM	JR ASSISTANT	01-Apr-87	2 61 544	26	FIRST EMPLOYMENT	-
BHATT HEMANT K *	43	B COM LLB	JR OFFICER - LEGAL	06-Jun-79	3 55 553	23	SHAH TRADING CO.A'BAD	TYPIST
BHATT JAGDISHCHANDRA T *	45	SY B A	JR ASSISTANT	02-Jan-82	2 60 032	25	K T CORPORATION	CLERK CUM TYPIST
BHATT JAYSHANKAR D *	52	SSC	SR ASSISTANT - PRINTING	01-Sep-80	3 55 374	32	FIRST EMPLOYMENT	-
BHATT R S	47	B.COM, LLB, FCA	SR.EXECUTIVE VICE PRESIDENT	19-Oct-81	25 45 870	22	GREEVES COTTON CO. LIMITED	INTERNAL AUDIT OFFICER
BHATTY ASHISH V *	33	DTM	SHIFT INCHARGE - PRODN	01-Sep-89	2 61 200	13	ASIAN GROUP CO., SURAT	WEAVING SUPERVISOR
BHAVSAR BHUPENDRA C *	48	B FINE ARTS	SR ARTIST	09-Aug-79	3 12 472	28	AJAY SCREENING DESIGN WORKS	TRACER
BHAVSAR DASHRATH G *	49	SSC	SR TECH ASSISTANT	02-Nov-71	4 09 024	29	JAGDISH TEXTILE	-
BHAVSAR LAXMAN S *	56	B COM	OFFICER - B.C.C.	02-Dec-77	3 33 788	36	M K ASSOCIATE	AUDIT ASST.
BHONDWE ILA S *	45	SY B A	CASHIER	16-Oct-93	2 63 274	25	FIRST EMPLOYMENT	-
BHONSLE MADHUKAR D *	56	DTT	SHIFT INCHARGE - PRODN	11-Feb-78	2 77 073	36	GWALIOR RAYON SILK MFG CO.LTD.,	SUPERVISOR
BHUSHAN AMBALAL K *	40	HSC	SR TRACER	14-Sep-81	3 28 576	20	FIRST EMPLOYMENT	-
BIJLANI HASMUKH N *	46	CERT IBM SSC	JR OFFICER - OPERATIONS	12-Jun-80	2 81 358	26	THE AHMEDABAD NEW COTTON MILLS, A'BAD.	PUNCH OPERATOR
BORAH MANICK CHANDRA	54	B.COM (HONS), FCA	SR. VICE PRESIDENT	03-Mar-95	27 35 583	32	INDIAN OIL CORPORATION	GENERAL MANAGER
BRAHMBHATT JAYESHKUMAR M *	38	HSC	JR ASSISTANT	03-Jul-82	2 52 277	19	FIRST EMPLOYMENT	-
BUCH CHIRANTAN B *	39	B SC DTC	SR SUPERVISOR	20-Jun-85	2 86 959	19	FIRST EMPLOYMENT	-
BUDHURAM KHARPATI *	59	ILLITERATE	WORKER	20-Oct-72	3 01 864	39	NEK TILES	OPERATOR
CHAINI M N	60	BE(CHEM), DBM	GROUP PRESIDENT	01-Nov-85	27 06 801	35	CHEMTEX ENGINEERING OF INDIA	VICE-PRESIDENT
CHAMPANERI ARVIND J *	44	B COM	JR OFFICER - ACCOUNTS	15-Dec-83	2 35 825	24	FIRST EMPLOYMENT	-
CHAMPANERI PRAFULKUMAR C *	39	DTM	SHIFT INCHARGE - PRODN	25-Mar-85	3 31 518	19	FIRST EMPLOYMENT	-
CHAMPAWAT UDESING M *	52	SSC	ASSISTANT	09-Jul-84	2 16 277	32	CISF	SECUIRTY GUARD
CHANDRASEKHAR S	45	MBA,Ph.D(Leeds)- Organisational Behaviour	PRESIDENT - HR	07-Feb-00	27 62 977	24	NIIT	VICE PRESIDENT
CHATTERJEE DEBASHIS S *	46	B COM	DY G M - MKTG	14-Feb-76	7 90 560	26	MCGRAW RAVINDRA LABORATORIES	SALES REPRESENTATIVE
CHATURVEDI ASHOKKUMAR R *	50	B SC	DY SUPDT - RYD	28-Dec-81	3 33 437	30	RAJASTHAN TEXTILE MILLS	WVG.SUPERVISOR
CHATURVEDI DAMODAR D *	46	ITI CTI SSC	OFFICER - TRAINING	01-Oct-79	3 42 367	26	FIRST EMPLOYMENT	-
CHATURVEDI SURENDRA R *	49	SSC	SEMI CLERK	20-Feb-72	2 83 744	29	FIRST EMPLOYMENT	-
CHAUDHRI A P *	65	ME	PRESIDENT	15-Jul-96	17 28 949	42	RELIANCE PETROLEUM LIMITED	PRESIDENT
CHAUHAN ASHISH KUMAR	34	PGDM, B.TECH (MECH)	VICE PRESIDENT-EXCHANGE	27-Mar-00	48 15 227	12	NATIONAL STOCK EXCHANGE	VICE PRESIDENT
CHAUHAN JASVANTSINGH D *	49	SSC	SUPERVISOR - PRODN	01-Nov-86	3 96 915	29	FIRST EMPLOYMENT	-
CHAVDA KARANSINH M *	44	B COM	SR ASSISTANT	19-Jul-79	3 44 771	24	FIRST EMPLOYMENT	-
CHHAYA ARUNCHANDRA S *	58	B SC	DY SUPDT - WTP	04-Sep-72	7 24 852	38	FIRST EMPLOYMENT	-
CHHIPA AHMED K *	51	NON MATRIC	SR ARTIST	11-Apr-77	4 34 967	31	SHAH PHOTO SUVEGE FARM	ARTIST

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
CHHIPA SHAMSUDDIN S *	56	NON MATRIC	SR ARTIST	15-Apr-77	3 61 647	36	PALIWALA MOHMADBAHI JAMALBHAI	ARTIST
CHOGANWALA LINKER B *	43	B A	ASSISTANT	01-Jun-79	3 11 595	23	GUJARAT METEL INDUSTRIES	GODOWN KEEPER
CHOKSHI ASHOKKUMAR S *	51	NON MATRIC	ASSTT SUPDT - PRODN	01-Nov-71	4 95 613	31	FIRST EMPLOYMENT	-
CHOKSHI HIMANSHU T *	45	B COM	OFFICER - WASTE SALES	20-Oct-78	3 86 921	25	POLICE COMMISONNER OFFICE,SHAHIBAUG	JR CLERK
CHOWDHARY SARUP	57	B.TECH, IIT (DELHI)	PRESIDENT	22-Mar-00	63 54 921	35	GE PLASTICS	MANAGING DIRECTOR & CE
CHRISTION ELIZA V *	47	FY B A	SR TRACER	19-Jan-81	2 77 615	27	FIRST EMPLOYMENT	-
CHRISTION KISHAN VICTOR *	52	SSC	SUPERVISOR	01-Nov-86	3 61 577	32	FIRST EMPLOYMENT	-
DABHI VARJANGBHAI S *	49	B COM	ASSISTANT	08-Jul-78	3 05 002	29	STATE BANK OF SAURASTRA	CLERK
DANI UPENDRAKUMAR K *	50	DMTT DMTC	MANAGER - D&D	01-Jul-74	6 59 340	30	FIRST EMPLOYMENT	-
DAS BANKABEHARI L *	55	PRE COM	ASSISTANT	01-Jan-81	2 70 329	35	VICTOR CAST LINO POLSION LTD.,	CHECKER
DATE SHANTANU S	42	B TECH(CHEM)	ASSISTANT VICE PRESIDENT (PP/FCP)	02-Apr-86	50 46 848	21	RASHTRIYA CHEMICALS & FERTILIZER	JR ENGINEER (CHEMICAL)
DAVE ASHOK C *	49	B COM	SR OFFICER - TRAINING	02-Jan-86	3 19 485	29	GUJARAT SAMACHAR	JOURNALIST
DAVE BHARATKUMAR S *	41	B COM	SR ASSISTANT	05-Oct-81	3 18 928	21	FIRST EMPLOYMENT	-
DAVE GHANSHYAM M *	40	B COM	ASSISTANT	09-Jul-81	2 42 195	20	FIRST EMPLOYMENT	-
DAVE HARISH R *	52	SSC	ASSISTANT - PRINTING	03-Sep-76	3 83 277	32	FIRST EMPLOYMENT	-
DAVE KALPESH N *	47	B A	SR ASSISTANT	13-Apr-79	2 92 720	27	SHRI AMBICA FOLDING AND TEXTILE	CLERK
DAVE NARESH R *	53	B A	JR OFFICER - IR	26-Sep-73	3 72 265	33	FIRST EMPLOYMENT	-
DAVE PANKAJ R *	48	B COM	SR ASSISTANT	07-Jan-75	3 31 485	28	S P FORCE	SUPERVISOR
DAVE PAWAN *	50	MSC, MBA	SR. VICE PRESIDENT	11-Apr-01	31 23 076	28	DABHOL POWER CORPORATION	GENERAL MANAGER
DAVE PROMODKUMAR V *	46	B A	JR ASSISTANT	20-Aug-79	2 71 516	26	FIRST EMPLOYMENT	-
DAVE RAJESH S *	47	B COM	SR ASSISTANT	03-Oct-75	3 88 680	27	FIRST EMPLOYMENT	-
DAVE YASHWANT L *	51	B COM	ASSTT SUPDT - PRINTING	05-Sep-73	4 65 720	31	FIRST EMPLOYMENT	-
DELIWALA CHANDRAKANT R *	53	B SC DTC	ASSTT SUPDT - PRODN	01-Mar-74	4 98 024	33	VOLGA FOOD PRODUCTS MUMBAI	SALES REPRESENTATIVE
DEPALA HASMUKH V *	47	B A	ASSISTANT	09-Dec-81	2 38 905	27	FIRST EMPLOYMENT	-
DESAI BHARAT	48	BCOM	SR. VICE PRESIDENT	11-Dec-00	24 86 272	29	ARVIND MILLS LTD.	HEAD, COTTON & YARN SOURCING
DESAI HARIN K *	29	B E (MECHANICAL)	ASSTT ENGINEER	01-May-94	2 67 455	9	FIRST EMPLOYMENT	-
DESAI HEMANT I	50	BCOM	SR. EXECUTIVE VICE PRESIDENT	08-Dec-82	43 82 690	28	CONSULTING ENGINEERS	CONSULTANT
DESAI JALAMSINGH N *	58	NON MATRIC	DRIVER	16-Dec-71	3 50 315	38	KALA MANDIR TEXTILE,BARODA	ELECTRICIAN CUM DRIVER
DESAI JIGNESH R *	29	B E (ELECTRICAL)	ASSTT SUPDT - MAINT	15-Feb-95	2 15 296	9	SOMA TEXTILE LTD.,	TRAINEE ENGINEER
DESAI NAGJIBHAI M *	44	SY B COM	CLERK	09-Sep-79	2 57 497	24	FIRST EMPLOYMENT	-
DESAI NITIN T *	43	B COM	JR ASSISTANT	05-Feb-82	2 48 759	23	B K TRADERS	SALES MAN
DESAI PRAKASH G *	46	B COM	SR ASSISTANT	11-Sep-81	3 47 650	26	PIRAMAL MILLS	CLERK
DESAI SHAILESH B *	46	B A	SR ASSISTANT	19-Mar-79	3 14 530	26	FIRST EMPLOYMENT	-
DESAI YOGESH	59	AMIIE	PRESIDENT	29-Aug-94	32 21 033	33	ASEA BROWN BOVERIE	PRESIDENT CORPORATE COMMN
DESAI YOGESHKUMAR A *	50	SSC	ASSISTANT	02-Oct-77	2 96 608	30	THE AHMEDABAD LAXMI COTTEN MILLS	CLERK
DESHBHARTAR R *	51	NON MATRIC	SR TECH ASSISTANT	01-Jan-83	4 07 475	31	FIRST EMPLOYMENT	-
DESHMUKH N B	52	M.TECH (CHEM.)	ADDL VICE PRESIDENT	01-Aug-86	26 25 411	26	BONGAIGAON REFINERY & PETROCHEMICALS LTD.	DY. MANAGER
DEV KRISHEN *	63	BTECH (CHEM.)	PRESIDENT	03-Jul-00	27 96 971	39	CENTURY ENKA LTD.	SR. PRESIDENT
DHADDA R K	50	BE	SR. VICE PRESIDENT	21-Mar-01	47 46 699	28	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
DHUVAD CHAMPAKLAL B *	53	B SC DTC	DY SUPDT	20-May-78	5 39 844	33	NEW SORAK MILLS	JR ASST.
DIASARA SHARAD T *	48	DMMF	SR ARTIST	01-Aug-78	4 41 997	28	ARVIND MILL	TRACER
DINESHA L G *	44	M.SC(Tech), PGDT&AC	DY. GENERAL MANAGER	01-Sep-92	8 40 760	20	STATE BANK OF HYDERABAD	MANAGER
DIPANKAR D SEN	49	M.Sc, DMS	SR. VICE PRESIDENT	23-Jan-98	39 26 670	26	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
DODIA SHARADKUMAR A *	42	FY B COM	SR TRACER	01-May-80	3 46 920	22	FIRST EMPLOYMENT	-
DODIYA BHUPAT M *	51	DIP COM ARTS	PHOTOGRAPHER	03-Nov-76	3 31 946	31	A B ADVERTISING	PHOTOGRAPHER
DOSHI CHINUBHAI B *	52	SSC	COLOUR CHEMIST	01-Jan-83	3 34 362	32	FIRST EMPLOYMENT	-
DOSHI DINESH B *	46	B COM	ASSISTANT	03-Aug-78	3 14 517	26	FIRST EMPLOYMENT	-
DOSHI NILKANTH L *	47	B COM	SR ASSISTANT	11-May-76	3 51 324	27	FIRST EMPLOYMENT	-
DOSHI PRADIP T *	49	B A	SR ASSISTANT	06-May-72	3 82 633	29	FIRST EMPLOYMENT	-
DR KUSH ANIL	46	Ph.D, M.Sc	VICE PRESIDENT - PLANT BIOTECHNOLOGY	07-Dec-00	26 07 402	19	INDO AMERICAN HYBRID SEEDS P.LTD	VICE PRESIDENT
DR TOTEY SATISH M	46	Ph.D, MVSC,BVSC	RESEARCH LEADER	05-Mar-01	25 91 040	21	NATIONAL INSTITUTE OF IMMUNOLOGY	STAFF SCIENTIST & HEAD
DR. KELKAR J V	55	BTECH.(CHEM.),PHD	SENIOR EXECUTIVE VICE PRESIDENT	01-Oct-91	29 05 418	30	NATIONAL ORGANIC CHEMICAL INDUSTRIES LTD	PRODUCTION MANAGER
D'SILVA JOHN PHILIP L *	40	SSC	SUPERVISOR	01-Mar-85	2 74 754	20	FIRST EMPLOYMENT	-
D'SOUZA MARK *	45	B.COM, MBA	VICE PRESIDENT	29-Oct-01	11 34 328	18	P&O CONTAINERS	BUSINESS DEVELOPMENT MANAGER
D'SOUZA RUZAI THOMAS *	54	NON MATRIC	SR TECH ASSISTANT	01-Apr-78	3 66 235	34	FIRST EMPLOYMENT	-
D'SOUZA STANLEY JOHN *	47	NON MATRIC	SR TECH ASSISTANT	07-May-74	4 72 673	27	FIRST EMPLOYMENT	-
FOZDAR PROMODINI B *	45	B A	ASSISTANT	01-Nov-80	2 75 279	25	FIRST EMPLOYMENT	-
G ANJANEYULU *	46	LME	SUPERVISOR - MAINT.	15-Apr-82	2 45 975	26	FIRST EMPLOYMENT	-
GAJJAR ANIL I *	41	NON MATRIC	TECH ASSISTANT	01-Aug-82	2 89 888	21	FIRST EMPLOYMENT	-
GAJJAR DINESHKUMAR G *	43	M COM	ASSISTANT	07-Jun-82	2 87 636	23	DHAL ENTERPRISE	ACCOUNT CLERK
GAJJAR JAYENDRAKUMAR D *	40	B SC	SHIFT INCHARGE - PRODN	02-Sep-82	3 28 883	20	JYOTI PROCESSERS PVT.LTD.,	PTG SUPERVISOR
GAJJAR MUKESH C *	42	NON MATRIC	SR TRACER	01-Aug-78	3 37 150	23	ARUNA ARTS	TRACER
GAJJAR PRABHUDAS N *	57	SSC	DY SUPDT - MAINT	19-Feb-81	5 13 227	37	DHALL ENTERPRISE,A'BAD	ERRECTOR
GAJJAR PRAVINKUMAR M *	57	MATRIC	ASST MANAGER - DESIGN	02-Nov-84	4 53 519	37	FIRST EMPLOYMENT	-
GAJJAR SHANTILAL N *	53	SSC	SR TRACER	01-Jun-75	4 03 255	33	N S SILK MILLS LTD.,	TRACER
GAJJAR VIKRAM S *	50	SSC	SR TRACER	01-Jun-75	3 98 314	30	KAMAL SCREEN DESIGNER	TRACER
GAJJAR VINODCHANDRA P *	41	FY B COM	SR TRACER	01-May-80	3 47 195	21	BHARAT VIJAY MILLS LTD., KALOL	TRACER
GANAPATHY SUBRAMANIAN R *	48	B.Sc, ACA	SR. VICE PRESIDENT	09-Jul-01	19 33 994	29	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
GANAPATI M	52	M.TECH (CHEM.)	GROUP SR. VICE PRESIDENT	13-Jun-85	33 61 608	31	INDU NISSAN INDUSTRIES LTD.	CHEMICAL ENGINEER
GANDHI ASHVINKUMAR N *	50	B SC	OFFICER - FOLDING	06-Jun-77	4 70 640	30	FIRST EMPLOYMENT	-

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
GANDHI DILIPKUMAR H *	44	B SC	SR CHEMIST	16-Oct-78	3 50 127	24	FIRST EMPLOYMENT	-
GANDHI MUKESH C *	53	B SC	SR ASSTT LAB	22-Apr-80	3 20 127	33	FIRST EMPLOYMENT	-
GANDHI V K	47	ACA, ICWA	SR. VICE PRESIDENT (COMMERCIAL)	14-Nov-95	50 11 370	23	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT (COMMERCIAL)
GANDHI VIJAY S *	47	SSC	JR OFFICER - CIVIL MAINT.	22-Dec-75	4 32 177	27	KOTYARK LANE CORPORATION	CLERK
GAUR RAKESH R	48	BE, PGDBA	SENIOR EXECUTIVE VICE PRESIDENT	15-Apr-98	37 66 429	25	JCT LIMITED	VICE PRESIDENT
GHICHAJIWALA SABIRMOHAMAD *	53	NON MATRIC	SR ARTIST	01-Aug-78	2 84 172	33	MR AJAY SCREEN, RAIPUR	ARTIST
GILL U P S	48	BSC, MBA	SENIOR EXECUTIVE VICE PRESIDENT	14-Jan-99	33 87 582	29	JCT LIMITED	BUSINESS HEAD
GOEL ALOK *	44	B.E., PGDM	VICE PRESIDENT	27-Apr-01	26 46 896	22	INDORAMA SYNTHETICS LTD	SR. VICE PRESIDENT
GOKHALE C S	57	BSC	PRESIDENT	31-Jan-90	49 77 418	37	PETROFILS CO-OPERATIVE LIMITED	EXECUTIVE DIRECTOR
GOPALAKRISHNAN K	53	B.Sc. (Engg.)	VICE PRESIDENT	24-Feb-99	28 31 075	30	RELIANCE PETROLEUM LIMITED	VICE PRESIDENT
GOR DINESHCHANDRA A *	45	B A	OFFICER - PURCHASE	21-Mar-77	4 14 218	25	FIRST EMPLOYMENT	-
GOSWAMI KANUBHARTI S *	45	B SC DTC	SHIFT INCHARGE	01-Sep-84	3 99 575	25	THE A'BAD MFG	SUPERVISOR
GOUTAM YUGESH *	37	BCOM, PGPM&IR	VICE PRESIDENT	01-Sep-01	21 41 425	15	BECTON DICKINSON ASIA PTE LTD.	DIRECTOR - HR
GUPTA MANMOHAN INDRAPRAKASH	51	ME (CHEM.)	PRESIDENT	04-Jul-88	54 22 239	27	INDIAN RAYON & INDUSTRIES	GENERAL MANAGER
GUPTA PREMCHANDRA	51	BSC(CHEM)ENGG	VICE PRESIDENT(PTA)	17-Oct-94	30 95 435	30	NIRAJ PETROCHEMICALS LTD	SR GENERAL MANAGER
HARKAULI VIVEK *	49	BE	SR. VICE-PRESIDENT	02-May-99	10 14 545	27	INDORAMA SYNTHETICS LTD	BUSINESS HEAD
HARVINDERJEET SINGH PANNU	51	MA	SR. VICE PRESIDENT	07-Nov-96	24 98 944	26	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
IDRIS MOHAMMED D *	57	NON MATRIC	ASSTT SUPDT - PRODN	01-Jul-72	5 73 529	37	VINAR LTD., CALCUTTA	OPERATOR
IYER ANNATHORAI VENKATARAMAN	62	AMIE (MECH.)	GROUP SR. VICE PRESIDENT	22-Aug-87	53 67 682	37	HINDUSTAN PETROLEUM CORPN. LTD.	SR. MANAGER
IYER RAJU M.N *	43	SSLC	ASSISTANT/TYPIST	10-Nov-79	3 15 886	23	NEELAM INDUSTRIES,NARODA,A'BAD	TYPIST
JADHAV LAHANU F *	52	SSC	SR SUPERVISOR - PRODN	14-Jul-77	3 21 285	32	NATIONAL ENGINEERING WORKS	FITTER
JAGANNATHA G V KUMAR	40	BTECH, MBA (FIN.)	VICE PRESIDENT	20-May-00	31 07 533	18	I C I C I	JT. GENERAL MANAGER
JAIN SOHANLAL C *	61	M SC	SR MANAGER - PROCESSING	01-Sep-77	3 48 714	41	GWALIOR RAYON,MP	SHIFT INCHARGE
JANARDHAN M K	60	B.Sc Engg	SR. VICE PRESIDENT	14-Sep-98	41 62 300	35	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
JANI HARSHAD J *	51	SSC	ASSISTANT	15-Apr-82	2 07 120	31	JILLAPANCHAYAT EDUCATION	CLERK
JESUDASAN ANTHONY	50	BSC, MBA	SR. EXECUTIVE VICE PRESIDENT	15-Feb-90	38 33 952	27	USIS COUNTRY MEDIA	MEDIA ADVISOR
JOGLEKAR PRABHAKAR MADHAV	58	BA, MSW	GROUP SR. VICE PRESIDENT	27-Jul-89	48 48 122	26	ISPAT PROFILES (INDIA) LTD.	ASST. GENERAL MANAGER
JOHN P M *	52	B A	SR ASSISTANT/TYPIST	08-Apr-77	3 62 816	32	FIRST EMPLOYMENT	-
JOSHI ASHOK KUMAR C *	36	SY B COM	MANAGER - SALES	10-May-73	7 37 035	28	C M AUTOMOBILES,A'BAD	COUNTER SALESMAN
JOSHI BHADRESHKUMAR U *	40	B A LLB	ASSISTANT/TYPIST	21-Jun-82	2 70 323	20	C H ENGR. PVT.LTD.,	TYPIST
JOSHI CHANDRAKANT C *	51	NON MATRIC	SR ASSISTANT	08-Sep-71	4 10 119	31	FIRST EMPLOYMENT	-
JOSHI GAUTAMKUMAR C *	49	SSC	OFFICER - PACKING	29-Mar-79	3 72 204	29	GOLDEN TOBECO CO.PVT.LTD.	ASST SUPERVISOR
JOSHI KIRAT S *	45	B SC DTC	ASSTT SUPDT - PROCESSING	13-Aug-81	4 23 253	25	AHMEDABAD NEW TEXTILE MILLS LTD., RAIPUR,A	TRAINEE SUPERVISOR
JOSHI NARESH N *	45	B A	ASSISTANT	01-Jan-86	2 85 667	25	FIRST EMPLOYMENT	-
JOSHI PANKAJ N *	49	B A	ASSISTANT	25-Dec-78	2 83 543	29	AFCONS RADIO ENGINEERING CO.	ASST STORE KEEPER
JOSHI PANKAJKUMAR P *	44	B COM	OFFICER - COSTING	06-Dec-79	3 58 171	24	FIRST EMPLOYMENT	-
JOSHI RAJESH R *	45	B COM	ASSISTANT	17-Dec-81	2 86 709	25	BADOPALIA TEXTILE IND.	ACCOUNTANT
JOSHI SHASHIKANT M *	43	B A	ASSISTANT	17-Jul-80	2 80 667	23	FIRST EMPLOYMENT	-
JOSHI TANSHUKHRAI C *	45	B A	ASSISTANT - LAB	20-Jul-78	2 69 984	25	FIRST EMPLOYMENT	-
KABRA R L	59	M.COM	SR. EXECUTIVE VICE PRESIDENT	20-Oct-94	43 05 662	35	CENTURY ENKA LTD.	MATERIALS MANAGER
KADAM SANDESH CHANDRAKANT	41	LTM, BTEXT, MTECH(CH)	ASSTT. VICE PRESIDENT	19-Jun-85	35 77 955	16	J.K.SYNTHETICS LIMITED	MANAGEMENT TRAINEE
KAKKADI RAVEENDRAN K *	47	SSLC	STENO-TYPIST	14-Jun-78	2 92 525	27	FIRST EMPLOYMENT	-
KAKUWALA YAKUB A *	51	NON MATRIC	SR ARTIST	01-Aug-78	4 17 453	31	ALANKAR SCREEN	ARTIST
KALYANI KALPANA R *	43	B COM	RECEPTIONIST	02-Dec-80	2 80 529	23	FIRST EMPLOYMENT	-
KALYANI KISHOREKUMAR D *	47	B A	SR ASSISTANT	27-Nov-76	3 45 895	27	MANEKLAL HARILAL MILLS	CLERK
KALYANI RAJANIKANT H *	45	SSC	JR OFFICER - AUDIT	22-Sep-79	3 30 322	25	FIRST EMPLOYMENT	-
KANDHARI VASUDEV P *	49	DIRPM DHRD LLB	MANAGER - TRAINING	29-Dec-74	6 00 626	29	KORES INDIA LTD.,	OPERATOR
KANOJIA MADHUSUDHAN D *	53	HSC	ASSISTANT	18-Dec-78	2 38 603	33	FIRST EMPLOYMENT	-
KANSAL S K *	58	DME (MECH)	ADDL VICE PRESIDENT	17-Jun-86	11 01 317	37	TOYO ENGINEERING	SR. ENGINEER
KANSARA HARSHAD J *	58	MLW B A LLB	ASSTT MANAGER - IR	18-Nov-69	6 37 673	38	FIRST EMPLOYMENT	-
KAPIL P K	57	B.Tech	PRESIDENT	08-Jul-96	50 25 110	33	RELIANCE PETROLEUM LIMITED	PRESIDENT
KAPOOR RAJESH N *	58	B TEXT	CHIEF MANAGER - YARN DYNG	21-Jan-73	10 67 193	38	J K SYNTHETICS	DYEING ASST.
KARDKAR PRADIP S *	48	SSC	TECH ASSISTANT	01-Jan-83	3 09 499	28	FIRST EMPLOYMENT	-
KARGATIA BABUBHAI K *	56	SSC	SHIFT INCHARGE - PRODN	01-Jul-73	5 40 020	36	ENGINEERING INSTITUTE, BARODA	ATTENDENT
KAUL VIVEK *	46	B.A., ACA	SR. VICE PRESIDENT	09-Apr-01	52 45 060	24	HONEYWELL INTERNATIONAL (INDIA) PVT. LTD	DIRECTOR - FINANCE
KAVI RAVINDRA J *	54	ICWA	CHIEF MANAGER - B.C.C.	01-Feb-79	6 20 490	34	ARVIND MILLS	COST ACCOUNTANT
KAYARAT SREEDHARAN H *	45	SSLC	ASSISTANT	08-Oct-76	2 96 531	25	FIRST EMPLOYMENT	-
KELKAR ANIL KRISHNA	49	BTECH (CH)	GROUP VICE PRESIDENT - POLY TECH SERV	02-Mar-81	52 79 378	26	BONGAIGAON REFINERY & PETROCHEMICALS LTD.	SR. PROJECT ENGINEER
KHEDAWALA IBRAHIM F *	42	NON MATRIC	TRACER	14-Sep-81	2 73 697	22	FIRST EMPLOYMENT	-
KISHANGADHWALA FARIDMOHMAD *	52	NON MATRIC	SR TRACER	11-Apr-77	3 67 499	32	NUTAN PHOTO	SR TRACER
KISHORCHANDRA B AMBANI *	58	10th Standard	WORKER	24-Mar-76	2 66 724	38	FIRST EMPLOYMENT	-
KK RENJANAN KARTHA *	55	SSLC	SR OFFICER - CATERING	16-Aug-85	2 78 690	35	HOTEL VOLGA, AHMEDABAD	ASSISTANT
KOLADIA THAKARSI L *	45	B SC	SHIFT INCHARGE - PRODN	01-Aug-81	3 42 862	25	PWD, A'BAD	CLERK
KUCHERWALA UMMAR FARUQ S *	42	NON MATRIC	SR TRACER	20-Sep-79	3 11 624	22	NTC	TRACER
KUCHMANWALA MOHMADHUSAIN I *	56	NON MATRIC	SR TRACER	01-Jun-75	3 90 685	36	ADVANCE SCREEN MAKERS	TRACER
KULBUSHAN MEHRA *	41	B.Sc, LLB	STATE HEAD	18-Sep-01	19 14 480	21	RELIANCE PETROLEUM LIMITED	STATE HEAD
KULKARNI SANJEEV	42	BSC (ENGG)	GENERAL MANAGER	21-Apr-87	42 58 220	20	LOHIA MACHINES LTD. (FIBRE DIVN.)	SR. ENGINEER
KUMAR NARENDRA	59	BTECH (CHEM.)	SR. VICE PRESIDENT	01-Apr-00	24 40 720	35	INDIA POLYFIBRES LTD.	SR. VICE PRESIDENT
LADHER JASWANTBHAI C *	44	SSC	SR ASSISTANT - LAB	15-Apr-78	3 42 999	24	HIGH POLYMIER CHEMICAL INDUSTRIES	CHEMICAL SUPERVISOR
LALIT SAWHNEY *	52	B.Tech, PGDBM	SR. VICE PRESIDENT	27-Aug-01	35 17 370	28	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
LANGALIA GUNVANTRAI P *	54	B SC	OFFICER - OPERATIONS	15-Mar-75	3 58 019	34	FIRST EMPLOYMENT	-
LAXMAN TUKARAM *	57	7th Standard	WORKER	14-Feb-67	3 90 932	38	JOGESHVARI MILLS BOMBAY	OPERATOR
LIMBADIA NANALAL S *	52	NON MATRIC	MUKADAM	05-Aug-75	2 41 869	32	FIRST EMPLOYMENT	-
LOUIS K K *	51	SSLC	STENOGRAPHER	14-Jun-75	3 38 500	31	SHRI RAM CO.	TYPIST
M.J.GADHVI *	58	7th Standard	WORKER	01-Sep-79	2 32 697	38	FIRST EMPLOYMENT	-
MADANSINGH BIRBALSINGH *	59	7th Standard	WORKER	01-Jun-73	2 72 918	39	SON & SON HOTEL BOMBAY	BUTLLER
MAHENDRA KUMAR AGRAWAL	55	BE, MS	PRESIDENT	01-Nov-00	48 00 328	32	RELIANCE PETROLEUM LIMITED	PRESIDENT
MAHESHWARI S *	54	B.E., MTECH	SR. VICE PRESIDENT	01-Jul-01	19 48 528	31	APPOLLO FIBRES LIMITED	CHIEF EXECUTIVE OFFICER
MAHTRE BALARAM T *	56	NON MATRIC	ASSTT SUPDT - PRODN	01-Sep-70	6 06 111	36	R V KNITTING WORKS, BOMBAY	JOBBER
MAJMUDAR CHAITANYA H *	50	B SC DTC	ASSTT SUPDT - DYEING	29-Dec-77	4 22 433	30	DIGVIJAY WOOLLEN MILLS, JAMNAGAR	SUPERVISOR
MAKWANA ARUNKUMAR T *	59	DME	SR OFFICER - SECURITY	16-Jul-76	3 31 181	39	INDIAN AIR FORCE	SGT.
MALHOTHRA S C	61	B.Sc Engg	SR. VICE PRESIDENT	01-Jun-96	27 11 385	40	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
MALHOTRA DHARAMVIR M *	58	DME	DY SUPDT - MAINT	25-Feb-85	3 27 166	38	DHAL ENTERPRISES	SUPERVISOR
MALI PRAVINKUMAR H *	54	DME DEE	DY SUPDT - MAINT	25-Sep-81	4 78 955	34	USHA TALKIES	WIREMAN
MALLA RAMCHANDR S *	59	GD ARTS DRG-PRT	SUPDT - AUTO PTG	24-Mar-77	4 11 794	39	FIRST EMPLOYMENT	-
MANDLEKAR JAYANT M	48	BTECH (CHEMICAL), MTECH (CHEMICAL)	VICE PRESIDENT	02-Dec-88	28 28 890	26	INDIAN PETROCHEMICAL CORPN.LTD.	DEPUTY MANAGER
MANGABHAI KACHARABHAI *	60	ILLITERATE	WORKER	18-Jul-69	2 55 984	40	FIRST EMPLOYMENT	-
MANILAL NARANDAS VALAND *	58	7th Standard	WORKER	01-Jan-79	2 24 763	38	SARANGPUR COTTON MILLS , AHMEDABAD.	HELPER
MANSURI MOHMADIQBAL M *	43	S S C	TRACER	10-Aug-79	3 05 436	23	FIRST EMPLOYMENT	-
MARATHE VINAYAK RAMCHANDRA	43	B TECH (CH)	ASSTT. VICE PRESIDENT	04-May-87	24 14 079	21	NIRLON SYNTHETIC FIBRES & CHEMICALS LTD.	SUPERINTENDENT.
MASHRUWALLA S U *	54	BTECH.(MECH.),MS (MECH.)	GROUP SR. EXEC. VICE PRESIDENT	01-Mar-81	2 41 373	26	NATIONAL RAYON CORPN.	SR. PROJECT ENGINEER
MATHEW THOMAS	58	BSC (ENGG.) CHEM., DIP. IN MGMT.	GROUP SR. VICE PRESIDENT	22-Jan-86	64 21 335	30	PROJECT & DEVELOPMENT INDIA LTD.	DY. CHIEF EXECUTIVE
MEHTA AMIT V *	43	B COM	ASSISTANT	12-Sep-81	2 48 465	23	UTPAL INVESTMENT PVT. LTD.	ASSISTANT
MEHTA ANANTRAI G *	52	SSC	ASSISTANT	21-Sep-71	3 29 473	32	ASHOK SILK MILLS , BOMBAY	CLERK
MEHTA ARUNKUMAR N *	46	B COM	ASSTT SUPDT - PRODN	16-Jul-81	4 11 344	26	INDEQUIP ENRG LTD.,	CLERK
MEHTA DINESH L *	56	B A	MANAGER - FOLDING	27-Sep-67	5 01 480	36	FIRST EMPLOYMENT	-
MEHTA HARISIDDH P *	50	DIP DRG & PTG	ARTIST	18-Dec-78	2 75 986	30	FIRST EMPLOYMENT	-
MEHTA JAGDISH K *	47	S Y B A	CLERK	10-Apr-79	2 13 118	27	FIRST EMPLOYMENT	-
MEHTA JASHWANTLAL T *	51	B E (MECHANICAL)	DY SUPDT - MAINT	16-Feb-76	5 71 844	31	FIRST EMPLOYMENT	-
MEHTA JAYANTKUMAR P *	44	B COM	ASSISTANT	09-Apr-81	2 68 241	24	M CHIMANLAL & CO.	ACCOUNTS CLERK
MEHTA KAMALKUMAR K *	53	SSC	SR ASSISTANT	22-Nov-82	2 55 248	33	MEHTA PLASTIC SANAND	PARTNER
MEHTA KISHORKUMAR G *	45	B A	JR ASSISTANT	01-Apr-78	3 22 941	25	FIRST EMPLOYMENT	-
MEHTA MANOJKUMAR V *	41	B COM	JR ASSISTANT/TYPIST	17-May-82	2 35 696	21	VIRAMGAM TEXTILE MILLS	CLERK
MEHTA PRAKASH P *	43	SY B COM	CLERK	01-Mar-90	2 57 848	23	FIRST EMPLOYMENT	-
MEHTA RAJNIKANT H *	46	B A	ASSISTANT	20-Apr-79	2 93 373	26	FIRST EMPLOYMENT	-
MEHTA RAMESH C *	49	B A	ASSISTANT	15-Jan-81	2 57 766	29	VADILAL CO. LTD., A'BAD.	CLERK
MEHTA VIJAY H *	42	DTC	SR SUPERVISOR - PRODN	01-Sep-91	2 02 513	22	BALKRISHNA TEXTILE	SHIFT SUPERVISOR
MEHTA VISHAL D *	31	B E (ELECTRICAL)	ASSTT SUPDT - PRODN	01-Aug-94	2 29 983	11	JYOTI LTD.,	TRAINEE ENGR
MENDAJIWALA MOSHAFI M *	51	SSC	SR TRACER	11-Apr-77	3 74 455	31	ALANKAR PHOTO	SR TRACER
MERCHANT L V	42	B.COM, FCA	CONTROLLER - ACCOUNTS	01-Jun-96	62 86 479	19	SELF EMPLOYED	-
MESWANI H R	34	BSC(CHEM), MBA(WHARTON)	EXECUTIVE DIRECTOR	26-May-90	1 92 86 345	11	-	-
MESWANI N R	36	B.TECH(CHEM)	EXECUTIVE DIRECTOR	26-Jul-88	1 93 39 933	13	-	-
MISHRA AKHILESH A *	39	SSC	SR SUPERVISOR	02-Jul-83	2 85 879	19	PAREKH & PAREKH	ASST
MISHRA BASHISTH B *	39	DME	SUPERVISOR	17-Jun-85	2 48 205	19	U P IRRIGATION DEPARTMENT,FAIJABAD	APPRENTICE
MISHRA GANESH C *	45	SSC	COLOUR CHEMIST	01-Jan-83	3 91 002	25	FIRST EMPLOYMENT	-
MISTRY PRAVINCHANDRA M *	48	NON MATRIC	SR ASSISTANT - PRINTING	01-Sep-80	3 84 163	28	FIRST EMPLOYMENT	-
MITRA ASHOK KUMAR	60	BE	GENERAL MANAGER	15-Oct-97	26 32 959	39	PHILIPS INDIA LIMITED	SR.GENERAL MANAGER
MODI BIPINCHANDRA K *	49	B SC	SHIFT INCHARGE	01-Apr-77	3 67 672	29	NAVSHIDH CHEMICAL PVT.LTD.,	LABORATORY CHEMIST
MODI DIPAK R *	46	B COM	ASSISTANT	30-Oct-81	2 33 903	26	KHADI MANDIR, AHMEDABAD	CASHIER
MODI KAMLESH C *	50	B COM	SR ASSISTANT	11-Feb-82	2 90 047	30	NATIONAL INSURANCE CO. LTD.,	ASST.
MOHNANI GHANSHYAM D *	41	B A	ASSISTANT	30-Dec-81	2 53 968	21	RAMA WORKS	CLERK
MOMIN LIYAKATALI G *	50	NON MATRIC	SR ARTIST	01-May-80	2 88 988	30	NEW ART ANRAWARTH	TEXTILE DESIGNER
MR SOLANKI JASUBHAI S *	49	FY B.A.	TRACER	01-Sep-78	3 40 844	29	FIRST EMPLOYMENT	-
MUCHHALA RAMESHBHAI B *	56	NON MATRIC	OFFICER - CONSTN	01-Apr-70	4 91 746	36	BOMBAY SYNTHETIC PVT,LTD.,	GODOWN KEEPER
MURALI D *	59	BE(MECH.)	SR. EXECUTIVE VICE PRESIDENT	03-Apr-89	6 10 996	38	EURRESTRA INDUSTRIES LTD.	GENERAL MANAGER - OPERATIONS
NAIR CHANDRAMOHAN *	45	B SC	DY SUPDT - PRODN	01-Jan-81	4 48 445	25	FIRST EMPLOYMENT	-
NAIR NANDKUMARAN N *	46	SSLC	ASSISTANT/TYPIST	25-Aug-81	2 70 829	26	ELECTRO AIR CONDITIONING CO.	STENOGRAPHER
NAIR RAMBHADRAN *	44	B FINE ARTS	ASSTT MANAGER - DESIGN	08-Jun-81	5 13 177	24	FIRST EMPLOYMENT	-
NAIR RAVINDRAN P G *	41	SSLC	SR ASSISTANT/TYPIST	29-Jan-82	2 83 269	21	C M SHAH & CO.	TYPIST
NAIR SHASHIKUMAR G *	40	NON MATRIC	SR TRACER	01-May-80	3 62 280	21	FIRST EMPLOYMENT	-
NAIR UNNIKRISHANAN T *	40	SSLC	SR ASSISTANT/TYPIST	15-Feb-86	2 49 233	20	CO-OPTEX	TYPIST
NAIR VIJAYKUMAR G *	39	SSLC	SR TRACER	01-Apr-81	3 23 052	20	FIRST EMPLOYMENT	-
NANAVATY KAMAL P	56	BSC(CHEM)	PRESIDENT	10-Apr-89	52 99 516	34	RELIANCE PETROCHEMICALS LIMITED	SR.VICE PRESIDENT
NANDALAL NARAYANAN *	51	BA, PGD in PM&IR	SR. VICE PRESIDENT	18-May-01	48 94 272	28	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
NARAYAN B	53	M.TECH. (CHEM.)	GROUP SR. EXEC. VICE PRESIDENT	18-Oct-79	47 97 006	28	UNION CARBIDE LTD.	PROJECT ENGINEER
NARAYAN K	61	M.COM	PRESIDENT	08-Apr-71	46 86 515	31	M L D COLLEGE	LECTURER
NARAYANBHAI UKABHAI *	50	SSC	WORKER	18-Aug-70	3 62 876	31	FIRST EMPLOYMENT	-
NIRANJAN S VARMA *	54	BE	VICE PRESIDENT	17-Apr-01	23 72 473	30	RELIANCE PETROLEUM LIMITED	VICE PRESIDENT
OZA SHANKARBHAI S *	46	B FINE ARTS	SR TRACER	01-Aug-78	3 28 238	26	FIRST EMPLOYMENT	-

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
PADHIYAR KIRITKUMAR I *	55	SSC	JR ASSISTANT	01-Nov-79	2 26 635	35	BHAKARIA BROTHERS	CASHIER
PADIYA PRATIBHA P *	42	DIP ARTS	SR ARTIST	19-May-80	2 94 261	22	FIRST EMPLOYMENT	-
PAI R L	61	MARINE ENGG.	SR. VICE PRESIDENT	04-Apr-94	30 35 691	38	LARSEN & TOUBRO LTD	GENERAL MANAGER
PAL SRINIBASH S *	47	B SC	SR ASSISTANT - LAB	01-Sep-81	2 95 007	27	FIRST EMPLOYMENT	-
PANCHAL AMIT M *	28	B E (TEXTILES)	SHIFT INCHARGE - PRODN	01-Aug-96	2 02 270	8	SHORROCK MILLS, NADIAD	TECHNICAL OFFICER
PANCHAL CHHAGANLAL H *	49	DIP ARTS	SR ARTIST	01-Aug-78	3 59 488	29	CALICO MILL PVT.LTD.,	TRACER
PANCHAL JAYANTILAL V *	51	INTERMEDIATE	SR TRACER	02-May-74	3 65 967	31	CALICO MILLS	TRACER
PANCHAL KANTIBHAI S *	53	B A	OFFICER - FOLDING	13-Oct-71	4 46 156	33	FIRST EMPLOYMENT	-
PANCHAL MAHESH A *	38	B SC	SR ASSISTANT - LAB	06-Nov-84	2 33 350	18	FIRST EMPLOYMENT	-
PANCHAL RAMANIKLAL M *	45	B SC	SHIFT INCHARGE	24-Feb-82	2 91 799	25	FIRST EMPLOYMENT	-
PANDYA BHARAT R *	41	B SC DTC DIP(SAFETY)	SR ASSISTANT - LAB	07-Dec-85	2 78 866	21	FIRST EMPLOYMENT	-
PANDYA MUKESH P *	43	SSC	SR ASSISTANT	01-Jan-79	3 38 717	23	FIRST EMPLOYMENT	-
PANDYA NARESH B *	42	INT.DRAG.	TRACER	01-May-80	2 84 043	22	FIRST EMPLOYMENT	-
PANDYA ROHITKUMAR U *	49	B A	SR ASSISTANT	03-Feb-81	3 02 056	29	V V TEXTILE MUMBAI	DEPT. INCHARGE
PANKHANIA PRAVIN D *	45	B COM	ASSISTANT	07-Jul-80	2 84 105	25	CORBORUNDUM UNIVERSAL LTD.,	CLERK,
PAREKH CHANDUBHAI S *	53	NON MATRIC	ENGRAVING ASSISTANT	01-Apr-78	4 15 826	33	FIRST EMPLOYMENT	-
PAREKH KAUSHIK J *	56	B COM	CASHIER	01-Feb-71	5 14 602	36	INFORMATION CENTRE GUJARAT STATE, RAJKOT	CLERK CUM TYPST
PARIKH JAGDISH P *	51	B COM	SR OFFICER - COST	15-Nov-71	5 24 482	31	BHARAT BOBINS LTD.,	ASST STORE KEEPER
PARIKH KISHOR N *	39	B COM	ASSISTANT	01-Sep-82	2 71 470	19	FIRST EMPLOYMENT	-
PARIKH MANGALDAS C *	52	B COM	OFFICER - ACCOUNTS	22-Aug-75	3 93 048	32	SADAGURU SEVASANG	CASHIER
PARIKH PRAGNESH K *	53	DTC DLP BSC LLB	SR SUPERVISOR	10-Oct-80	2 64 025	33	CNC PVT.LTD,A'BAD	LAB CHEMIST
PARIKH SURESHCHANDRA N *	49	DIP COM ARTS	TRACER	15-May-80	2 82 578	29	AMBICA MILLS LTD.,	TRACER
PARIKH VIKRAM D *	46	M SC	SR OFFICER - SYSTEMS	17-Jun-80	4 08 301	26	GOVERNMENT OF GUJARAT	JR IND. INSPECTOR
PARMAR AMBALAL M *	49	B A	ASSISTANT/TYPIST	01-Sep-81	2 87 270	29	FIRST EMPLOYMENT	-
PARMAR CHANDRAKANT I *	53	DTC	SHIFT INCHARGE	15-Sep-83	2 61 829	33	ARBUDA MILLS, AHMEDABAD	SUPERVISOR
PARMAR DHARMENDRASINH J *	46	B COM	SR ASSISTANT	20-Apr-78	3 89 791	26	FIRST EMPLOYMENT	-
PARTHA MAITRA	48	B.Tech, Ph.D	VICE PRESIDENT	15-Jul-94	25 84 637	23	RELIANCE PETROLEUM LIMITED	VICE PRESIDENT
PASSI RAJARAM D *	46	NON MATRIC	SR COLOUR CHEMIST	11-Jul-77	3 47 102	26	FIRST EMPLOYMENT	-
PATEL ARVIND KUMAR B *	47	B COM	SR OFFICER - SALES	19-Jun-78	3 53 922	27	DARSHAN & CO. AHMEDABAD	SALES MAN
PATEL ARVINDKUMAR R *	50	ITI	ASSTT SUPDT - MAINT	21-Oct-72	4 73 219	30	FIRST EMPLOYMENT	-
PATEL ASHOKKUMAR C *	53	M SC	SR ASSISTANT - LAB	23-Apr-82	2 26 541	33	MADHU PHARMA CHEMICAL INDUSTRIES, VATVA	SUPERVISOR
PATEL ASHVINBHAI D *	42	B A	ASSISTANT	01-Jan-84	2 47 186	22	FIRST EMPLOYMENT	-
PATEL BABUBHAI K *	44	SSC	ASSISTANT	01-Dec-82	3 21 731	24	FIRST EMPLOYMENT	-
PATEL BACHUBHAI B *	46	NON MATRIC	TECH ASSISTANT	01-Mar-85	3 46 951	26	HIMSON SILK MILLS LTD , SURAT	WORKER
PATEL BHARATKUMAR B *	48	B A	STAFF JR YD GODOWN	27-Jun-79	2 95 230	28	CALICO MILLS	APPT. CLERK
PATEL BHIKHABHAI M *	52	SSC	JR ASSISTANT	01-Apr-78	2 95 527	32	FIRST EMPLOYMENT	-
PATEL CHAITANYAKUMAR R *	46	B COM	SR ASSISTANT	01-Nov-79	3 96 191	26	JAY IND., SARASPUR	ACCOUNTS CLERK
PATEL CHANDRAVADAN R *	50	B COM	OFFICER AUDIT	20-Apr-78	3 94 287	30	B C PATEL & SONS	CLERK
PATEL CHIMANLAL D *	46	G D ARTS	TECH ASSISTANT	01-Jan-81	3 07 892	26	FIRST EMPLOYMENT	-
PATEL DAHYABHAI A *	55	NON MATRIC	JR ASSISTANT	01-Jun-77	2 49 356	35	FIRST EMPLOYMENT	-
PATEL DASHRATH C *	49	FY B A	STF JR PROCESSING 2	01-Oct-78	4 07 949	29	FIRST EMPLOYMENT	-
PATEL DASHRATHBHAI C *	46	SSC	ASSISTANT	25-Jan-75	3 37 593	26	FIRST EMPLOYMENT	-
PATEL DASHRATHKUMAR S *	54	B A	OFFICER - EXCISE	08-Nov-76	3 46 619	34	MEHTA CHUNILAL & CO., SANAND	CLERK
PATEL DEVSHIBHAI V *	51	SSC	JR ASSISTANT	20-Dec-75	3 15 160	31	FIRST EMPLOYMENT	-
PATEL DILIPKUMAR R *	43	B COM	OFFICER - SALES	29-May-79	4 86 256	23	FIRST EMPLOYMENT	-
PATEL DINESH KUMAR D *	44	DMMF WP	SHIFT INCHARGE - PRODN	01-Jun-82	3 51 765	24	MANJUSRI TEXTILE MILLS LTD.,	SHIFT SUPERVISOR
PATEL GOVINDBHAI S *	49	M SC	DY SUPDT - S&W	08-Nov-76	5 04 537	29	FIRST EMPLOYMENT	-
PATEL HARSHAD I *	47	B COM	ASSISTANT	14-May-75	3 97 221	27	FIRST EMPLOYMENT	-
PATEL HASMUKH C *	52	B COM	ASSTT MANAGER - DESPATCH	24-Jun-72	6 47 664	32	FIRST EMPLOYMENT	-
PATEL INDULAL S *	50	B COM	ASSISTANT	18-Jul-78	3 00 659	30	UNITED COMMERCIAL BANK	CLERK
PATEL JANAKKUMAR K *	44	DME DEE	ASSTT SUPDT - MAINT	21-Oct-83	3 54 456	24	CALICO MILLS LTD.,	SUPERVISOR
PATEL JASUBHAI C *	46	B A	SR ASSISTANT	01-Oct-78	3 35 088	26	FIRST EMPLOYMENT	-
PATEL JAYANTILAL A *	47	SSC	SR SUPERVISOR	01-Dec-82	3 12 060	27	FIRST EMPLOYMENT	-
PATEL JITENDRA C *	50	B COM	STF JR WORSTED FOLDING	01-Oct-81	2 75 874	30	FIRST EMPLOYMENT	-
PATEL JITENDRA R *	47	B SC LLB	ASSTT SUPDT - PRODN	14-Nov-78	4 29 435	27	CHEMENGERS PVT. LTD.,	PRODUCTION SUPERVISOR
PATEL KAMLESHKUMAR G *	39	CERT IBM SSC	JR ASSISTANT - DATA ENTR	16-Mar-84	2 54 916	19	FIRST EMPLOYMENT	-
PATEL KANTILAL C *	49	B COM	OFFICER - IR	09-Aug-74	4 24 547	29	FIRST EMPLOYMENT	-
PATEL KANTILAL K *	49	M SC	ASSTT SUPDT - PRINTING	01-Mar-82	3 80 479	29	VINAY PROCESSING, SURAT	ASST. PRINTING MASTER
PATEL KISHORCHANDRA R *	49	B COM	SR ASSISTANT	08-Nov-76	3 47 584	29	FIRST EMPLOYMENT	-
PATEL LALJIBHAI H *	52	SSC	OFFICER - PURCHASE	01-Jan-72	4 62 245	32	FIRST EMPLOYMENT	-
PATEL LAXMANBHAI B *	46	DTM	SHIFT INCHARGE - PRODN	25-Aug-81	3 58 223	26	ANIL SYNTHETIC LTD.	INVESTIGATOR
PATEL MAHADEV K *	47	NON MATRIC	STF JR FOLDING	01-Jan-83	3 63 001	27	FIRST EMPLOYMENT	-
PATEL MAHENDRAKUMAR K *	50	B SC	ASSTT SUPDT - PRODN	16-Jul-79	4 37 606	30	FIRST EMPLOYMENT	-
PATEL MANDAKINI C *	37	B COM D COM	JR ASSISTANT	26-Oct-85	2 06 942	17	FIRST EMPLOYMENT	-
PATEL MANILAL C *	47	NON MATRIC	SR ASSISTANT	01-Nov-85	3 64 638	27	FIRST EMPLOYMENT	-
PATEL MANILAL S *	43	ITI SSC	ASSISTANT	10-Nov-76	3 02 559	24	FIRST EMPLOYMENT	-
PATEL MANILAL T *	46	B SC DTC	SHIFT INCHARGE	15-Apr-82	3 71 203	26	MAHENDRA MILLS	SUPERVISOR
PATEL NAIMESHKUMAR F *	43	B SC	SR SUPERVISOR	21-Aug-79	3 83 614	23	FIRST EMPLOYMENT	-
PATEL NARENDRA R *	56	DME DEE PDRA	DY SUPDT - MAINT	09-Dec-81	5 07 615	36	THE AMBICA MILL,A'BAD	SUPERVISOR
PATEL NATVARLAL G *	44	HCW SSC	SR SUPERVISOR - PRODN	18-Mar-82	2 34 108	24	NEW GUJARAT SYNTHETICS LTD.,	TRAINEE SUPERVISOR

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
PATEL NATWARLAL N *	45	PRE SCIENCE	ASSISTANT	01-Sep-86	3 25 762	25	FIRST EMPLOYMENT	-
PATEL NAYANA G *	38	SSC	SR TRACER	02-Oct-81	2 91 589	20	FIRST EMPLOYMENT	-
PATEL PARSHOTAMBHAI B *	46	B COM	JR ASSISTANT	09-Dec-82	2 23 357	26	NABROS TRANSPORT CO.,A'BAD	CLERK
PATEL PRAVINKUMAR P *	37	DMMF WP	DY SUPDT	22-Apr-85	4 30 130	17	GARDEN SILK MILS, SURAT	ASST.PTG MASTER
PATEL PRAVINKUMAR T *	44	B COM	ASSISTANT	15-Sep-78	3 21 798	24	FIRST EMPLOYMENT	-
PATEL RAMESHCHANDRA D *	43	B SC DTC	SHIFT INCHARGE - PRODN	19-Sep-78	4 20 448	23	MAHESHWERY MILLS LTD.,	INVESTIGATOR
PATEL RAMESHCHANDRA R *	50	B COM	SR ASSISTANT	01-Sep-78	3 42 864	30	G P DAVE & SONS, JAMANAGAR	SHIFT SUPERVISOR
PATEL RAMNILBHAI J *	45	DTC	ASST SUPTD PRINTING	01-Aug-83	3 88 224	25	KASHIRAM TEXTILE MILLS, NARODA, A'BAD	SUPERVISOR
PATEL RASIKBHAI N *	44	B SC	SHIFT INCHARGE - PRODN	11-Oct-83	3 46 322	24	B V M POLYESTER & CHEM.LTD.,	PLANT SUPERVISOR
PATEL RAVINDRAKUMAR M *	49	B A	SR OFFICER - INSURANCE	02-Oct-77	4 40 589	29	FIRST EMPLOYMENT	-
PATEL ROHIT K *	38	B COM	ASSISTANT	01-Nov-85	2 28 028	18	FIRST EMPLOYMENT	-
PATEL SAMBHUBHAI A *	46	B SC DTC	DY SUPDT - PRINTING	29-Apr-82	4 37 692	26	NEW COMMERCIAL MILLS LTD., A'BAD	PRINTING SUPERVISOR
PATEL SOMABHAI R *	49	B SC	ASSTT SUPDT - PROCESSING	12-Aug-75	4 92 511	29	BANK OF BARODA	TEMP.CLERK
PATEL SURESH A *	44	B A	STAFF JR YD GODOWN	24-May-76	3 59 910	25	FIRST EMPLOYMENT	-
PATEL SURESH H *	45	SSC	ASSISTANT	23-Feb-74	3 43 905	27	FIRST EMPLOYMENT	-
PATEL SURESHCHANDRA M *	50	B SC DTC	SUPDT - SAMPLE PTG	02-Jun-73	5 05 991	30	GUJARAT CO-OPERATIVE MARKETING CO.	JR CLERK
PATEL VINODKUMAR C *	54	B COM	SR ASSISTANT	01-Jun-73	3 86 460	34	TRANSASIA TRANSFORMER, NARODA	CLERK
PATEL VISHNUPRASAD K *	51	B SC DTC	OFFICER LAB	12-May-78	3 56 742	31	PATEL OIL INDUSTRIES	CHEMIST
PATEL VITHHALBHAI K *	52	NON MATRIC	STAFF JR CONSTRUCTION	04-Nov-80	2 30 813	32	FIRST EMPLOYMENT	-
PATHAK DHIRAJLAL D *	49	PRE COM	JR ASSISTANT	01-Sep-86	2 94 109	29	FIRST EMPLOYMENT	-
PATHAK KAMLESHKUMAR G *	37	CERT TX DN SSC	ASSISTANT	11-Feb-85	2 35 409	17	FIRST EMPLOYMENT	-
PATHAK MUKESHKUMAR H *	43	B SC	SR ASSISTANT	06-May-81	3 00 551	23	FIRST EMPLOYMENT	-
PATHAK SANJEEV M *	47	BTECH (Chem)	SR. VICE PRESIDENT	04-Jun-01	30 67 496	26	DE-NOCIL CROP PROTECTION LTD	SIX SIGMA EXPERT
PATIL DEVIDAS D *	54	NON MATRIC	SR TECH ASSISTANT	01-Jan-83	3 93 880	34	FIRST EMPLOYMENT	-
PATIL HARESHIWAR J *	48	NON MATRIC	COLOUR CHEMIST	01-Jan-78	4 04 167	28	YELORA SILK MILL	COLOUR MIXRER
PATIL VASANT KRISHNAJI	40	B.TEXT	GENERAL MANAGER	10-Jul-92	26 65 142	18	GSFC LTD. FIBRE UNIT, KOSAMBA	DY. MANAGER - QC
PAUL ANAND KUMAR *	56	B SC	G M - WEAVING	11-Feb-97	2 71 565	36	DIGVIJAY WOOLLEN MILLS	WVG. MASTER
PAVITHARAN CHAMBADATH G *	40	SSLC	ASSISTANT/TYPIST	01-Sep-81	3 24 555	20	FIRST EMPLOYMENT	-
PIPDAWALA YUNUS N *	39	NON MATRIC	ARTIST	14-Sep-81	3 24 266	20	EXPO INGRAVING WORKS	ARTIST
POOJARA HARSHADRAI G *	49	SY B COM	JR ASSISTANT	21-Aug-78	2 29 156	29	FIRST EMPLOYMENT	-
POPATIA PRAVIN D *	57	FY B A	OFFICER - ACCOUNTS	01-Sep-76	2 96 845	37	CHIMANLAL VADILAL & CO.	ACCOUNTANT
POTDAR HEMANT U *	44	DIP APP ARTS	SR ARTIST	01-Jul-81	3 27 433	24	BHADHEJ FOUNDATION	ARTIST
PRABHAKARAN M *	49	B.Sc	ADDITIONAL VICE PRESIDENT	20-Apr-01	24 83 211	29	RELIANCE PETROLEUM LIMITED	ADDITIONAL VICE PRESIDENT
PRAHLADSINGH D *	57	9th Standard	WORKER	21-Jan-67	3 76 564	38	BHINAR TEXTILE	OPERATOR
PRAJAPATI GANPATBHAI B *	54	B COM	SR ASSISTANT	12-Mar-70	3 82 948	34	FIRST EMPLOYMENT	-
PRAJAPATI KANAIYALAL S *	39	DTC	SR SUPERVISOR - PRODN	18-Feb-92	2 10 329	19	NUTAN MILLS LTD	DYEING ASST
PRAJAPATI RAMESHCHANDRA B *	54	CERT CTN WVG	SUPERVISOR - PRODN	01-Jan-77	2 75 128	34	AHMEDABAD MILLS LTD.	INVESTIGATOR
PRASAD P M S	50	BSC(TECH), DMIT	PRESIDENT	29-Aug-81	46 96 570	26	EAST AFRICAN POWER LIGHTING	INSTRUMENT SUPERINTENDENT
PRASAD RAJARAM M *	51	SSC	SR OFFICER - FOLDING	01-Oct-81	6 15 765	31	CULCUTTA SILK MILLS,	CUTTER
PURI AJITKUMAR T *	48	CERT	DY SUPDT - P & M	17-May-77	5 24 641	28	MODELLA WOOLLEN MILLS, AMRITSAR	WEAVING SUPERVISOR -
PUROHIT ASHOKKUMAR B *	44	SSC	SR SUPERVISOR	01-Sep-80	3 77 781	24	FIRST EMPLOYMENT	-
PUROHIT BHALCHANDRA D *	48	SSC	SR SUPERVISOR - PRODN	28-Dec-72	3 67 862	28	A ONE CO.	ACCOUNTS CLERK
RADHA RAJAN *	49	SSLC	STENOGRAPHER	25-Sep-79	2 60 696	29	THE METAL SAWS PRODUCTS,	STENOGRAPHER
RAGHAVENDRAN P	54	B.Sc, B.Tech, MS	PRESIDENT	23-Mar-94	54 67 242	30	RELIANCE PETROLEUM LIMITED	PRESIDENT
RAGHVAN P *	51	WPMMT	MANAGER - QAC	20-Jul-95	2 05 894	31	ASSOCIATE CHEMICAL, MUMBAI	LAB ASST.
RAHEVAR GHANSHYAMSINH C *	44	B A	ASSISTANT	01-Jan-87	2 83 143	24	FIRST EMPLOYMENT	-
RAI KG *	41	B.Sc, PGDM	ASSISTANT VICE PRESIDENT	16-Apr-01	21 83 458	20	RELIANCE PETROLEUM LIMITED	ASSISTANT VICE PRESIDENT
RAIYANI RAGHAVBHAI H *	51	B COM	OFFICER - PURCHASE	10-Dec-76	3 64 809	31	SECURITY EQUIPMENT MFG.LTD.,	ACCOUNTS ASST.
RAJARAM R	52	BE, MTECH, MBA	SENIOR EXECUTIVE VICE PRESIDENT	15-Mar-00	36 94 696	28	GOOD YEAR INDIA LTD.	DIR-COMMERCIAL
RAJARAMAN J	43	BE	ADDITIONAL VICE PRESIDENT	13-Jun-94	31 87 950	22	RELIANCE PETROLEUM LIMITED	ADDITIONAL VICE PRESIDENT
RAJBHAR SANARAST R *	52	INTERMEDIATE	SR COLOUR CHEMIST	01-Sep-72	3 75 155	32	FIRST EMPLOYMENT	-
RAJEEV B SAHI *	42	B.Com, PGDM	SR. VICE PRESIDENT	01-Jun-01	27 71 267	21	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
RAJKUMAR N PUGALIA	41	B.Com., F.C.A.	ASSISTANT VICE PRESIDENT	06-Dec-97	26 36 294	20	RELIANCE PETROLEUM LIMITED	ASSISTANT VICE PRESIDENT
RAJPUT KAILASHKUMAR B *	43	B COM	ASSISTANT	23-Dec-83	2 44 047	23	D CHATURVEDI & CO., A'BAD	AUDIT CLERK
RAJPUT KULDEEPSINGH D *	42	B A	SUPERVISOR - PRODN	16-Oct-81	2 82 100	22	FIRST EMPLOYMENT	-
RAJPUT MAHENDRASINGH U *	44	DIP ARTS	SR ARTIST	01-Aug-78	4 55 404	24	FIRST EMPLOYMENT	-
RAJPUT VEDPRAKASHSINGH R *	28	B E (MECHANICAL)	ENGINEER - MAINT	01-Mar-95	2 39 981	8	FIRST EMPLOYMENT	-
RAMAMURTHY K	64	BSC, DBM	PRESIDENT	03-May-93	46 32 718	44	CHEMPLAST SANMAR LTD.	EXECUTIVE DIRECTOR
RAMAMURTHY M V	56	BE (MECH.)	SR. VICE PRESIDENT	31-Dec-90	27 89 718	34	SELF-EMPLOYED	-
RAMANA B S *	58	B SC	MANAGER - VELOUR PILE	27-Jul-87	3 09 967	38	MAHARASTRA FABRICS LTD	DYEING & FINISHING MANAGER
RAMANJI ATAJI *	59	7th Standard	WORKER	01-Sep-66	3 59 461	39	FIRST EMPLOYMENT	-
RAMDHANI BUDHU *	58	ILLITERATE	WORKER	18-Nov-72	2 87 783	38	FIRST EMPLOYMENT	-
RAMTUJI PUNJAJI *	57	2nd Standard	WORKER	11-Dec-72	2 83 975	37	FIRST EMPLOYMENT	-
RASIK N PATEL *	36	SSC	WORKER	01-Feb-92	2 00 883	16	FIRST EMPLOYMENT	-
RATANLAL CHATHRAM *	57	4th Standard	WORKER	08-Jan-72	3 05 107	37	FIRST EMPLOYMENT	-
RATHI NANDKUMAR N *	52	B E (ELECTRICAL)	MANAGER - ELECT	16-Oct-93	3 35 579	32	NEW SWADESHI MILLS,A'BAD	ASST.ENGINEER
RATHOD VIJAYKUMAR K *	46	FY B COM	JR ASSISTANT	01-Sep-80	2 28 571	26	ORIENT MILLS SPEED TRANSPORT SERVICE,A'B	CLERK
RAU SURYA VENKAT VELAMURI	59	BSC, BTECH (CHEM.)	PRESIDENT	01-Jun-97	42 60 980	34	N O C I L	EXECUTIVE DIRECTOR
RAVAL HARESH K *	44	B COM	SR ASSISTANT	10-Sep-81	3 12 694	24	MANUBHAI PARIKH & CO.	TYPIST
RAVAL JAGDISHCHANDRA N *	46	SSC	JR ASSISTANT	12-Nov-75	2 59 636	26	R.T.I., A'BAD	WORKER

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
RAVAL MAHENDRA R *	48	SY B A	SR ASSISTANT	27-Mar-73	3 53 569	28	FIRST EMPLOYMENT	-
RAVAL RAJESH V *	48	B A	SR ASSISTANT	16-Mar-79	2 92 206	28	FIRST EMPLOYMENT	-
RAVAL RAMESHCHANDRA G *	44	DIP ARTS	SR TRACER	01-Aug-78	3 48 222	24	FIRST EMPLOYMENT	-
RAWAL RAJNIKANT D *	47	B COM	OFFICER - COSTING	01-Dec-75	3 66 079	27	FIRST EMPLOYMENT	-
REMEDOZ THOMAS *	56	4th standard	WORKER	18-Jul-69	3 44 450	36	FIRST EMPLOYMENT	-
RUPARELIA ASHWIN N *	42	B COM	JR ASSISTANT/TYPIST	18-Aug-82	2 52 652	22	V K STEEL IND.	TYPIST / CLERK
S GEETHA *	44	SSLC	STENO-TYPIST	01-Dec-79	2 73 838	24	FIRST EMPLOYMENT	-
SAHOO VASANTKUMAR H *	49	HSC	OFFICER - FOLDING	12-May-77	4 77 845	29	FIRST EMPLOYMENT	-
SAINI S S	54	B.Sc Engg	SR. VICE PRESIDENT	02-Sep-00	28 66 265	31	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
SAIYAD ABDULLA M *	57	SSC	SR OFFICER - FOLDING	22-Feb-67	4 97 476	37	DIRECTORATE OF INFORMATION & PUBLICATION	CLERK
SAJEEV JANARDHANAN *	40	SSLC	ASSISTANT/TYPIST	02-Jun-80	3 10 636	21	PARADISE TEXTILE	TYPIST
SANCHETI J M	55	B.COM, ACA	VICE PRESIDENT	02-Apr-96	25 88 862	31	A.P. PAPER MILLS	VICE PRESIDENT
SANGHAVI HITENDRAKUMAR D *	44	B SC DTC	SR COLOUR CHEMIST	21-Jul-77	3 82 636	24	FIRST EMPLOYMENT	-
SANGHVI NATWARLAL M *	67	INTER ARTS	V P - MKTG	16-Mar-75	24 53 594	47	FIRST EMPLOYMENT	-
SANGHVI PRAMODKUMAR D *	51	B COM	ASSTT MANAGER - ACCOUNTS	15-Dec-76	4 59 164	31	LAXMICHAND BHAGAJI LTD	SR.ACCOUNTANT
SANT PRAFULCHANDRA Y *	49	SSC	ASSISTANT	08-Jul-77	2 83 164	29	THE SUBRIGISTRAR OFFICER,BARODA	CLERK
SANZGIRI SUBHAS *	57	B.E., PGDM	SR. VICE PRESIDENT	18-Feb-02	2 76 356	34	FINOLEX PLASTRO PLASSON LTD.	CHIEF EXECUTIVE OFFICER
SAPRA S P	65	BSC(TEXT)	PRESIDENT	01-Dec-85	56 57 304	41	IEL LIMITED	CHIEF EXECUTIVE
SARAIYA BHUPESH R *	53	B SC	SR OFFICER - OPERATIONS	09-Feb-80	3 81 782	33	OPERATIONS RESEARCH GROUP,BARODA	CLERK
SARKAR BARUNCHANDRA DEY *	58	NON MATRIC	SHIFT INCHARGE - PRODN	12-May-77	4 10 914	38	ASHOK TEXTILE INDS. LTD., NEPAL	KNITTER
SATISH CHANDRA	47	BE	ADDITIONAL VICE PRESIDENT	19-May-95	31 63 974	27	RELIANCE PETROLEUM LIMITED	ADDITIONAL VICE PRESIDENT
SAVLA VERSHI K *	56	SSC	SR MANAGER - SALES	01-Apr-72	6 84 303	36	PREMSONS,BOMBAY	SALESMAN
SEN BAJRANGLAL R *	48	SY B COM	SHIFT INCHARGE - MAINT	01-Aug-83	4 67 544	28	FIRST EMPLOYMENT	-
SENGUPTA RANJIT KUMAR *	69	B TEXT	PRESIDENT - TECHNICAL	01-Feb-81	48 25 306	43	TEXTILE PROCESSING CORPORATION I LTD.	MANAGING DIRECTOR
SETH K K	57	B.COM, LLB(G), FCA, ACS, DTM, DMA	SR. EXECUTIVE VICE PRESIDENT	01-Jan-90	71 05 948	36	HINDUSTAN LEVER LTD.	GENERAL MANAGER
SETHI PRABHAKAR	52	BTECH (CHEM.)	SR. VICE PRESIDENT	22-Apr-00	49 76 088	30	HALDIA PETROCHEMICALS LTD.	EXECUTIVE VICE PRESIDENT
SETHURAMAN K	51	B.Com, ACA, FCS	SR. VICE PRESIDENT	21-Aug-93	37 52 890	26	RELIANCE PETROLEUM LIMITED	SR. VICE PRESIDENT
SEVAK ARVIND M *	52	SSC	ASSTT SUPDT - P & M	01-Jul-73	6 52 199	32	FIRST EMPLOYMENT	-
SHAH AJAY R *	40	SSC	ASSISTANT	01-Jan-84	3 07 323	20	FIRST EMPLOYMENT	-
SHAH ARVIND S *	51	NON MATRIC	SR SUPERVISOR	01-Apr-77	3 96 635	31	FIRST EMPLOYMENT	-
SHAH ARVINDKUMAR M *	54	B COM	ASSISTANT	03-Mar-80	2 08 675	34	MACHINE PRODUCTS (P) LTD	CLERK
SHAH BHARAT H *	42	SSC	STF JR DM DIVISION	05-Jul-77	3 25 999	24	FIRST EMPLOYMENT	-
SHAH BHARAT J *	47	INTER COM	OFFICER - YARN GODN	15-Sep-74	4 03 397	27	FIRST EMPLOYMENT	-
SHAH BIPIN G *	56	B E (ELECTRICAL)	SR OFFICER - SAFETY	14-Jul-81	2 82 686	36	FIRST EMPLOYMENT	-
SHAH BIPINKUMAR C *	51	B COM	ASSISTANT	02-Feb-81	2 15 043	31	JULON FABRICS LTD.,	PUBLIC RELATION OFFICER
SHAH CHANDRKANT N *	48	B SC DTC	SHIFT INCHARGE - PRODN	01-Jul-82	3 91 750	28	THE MONOGRAM MILLS LTD.,	INVESTIGATOR
SHAH DHARMENDRA M *	35	DTM	SR SUPTD PRODN	21-Mar-91	2 28 980	15	BANGAL TEA & FABRICS LTD,	SPINNING SUPERVISOR
SHAH DILIPBHAI N *	55	DTC	DY SUPDT - PROCESSING	30-May-78	5 48 128	35	SHORROCK MILL,NADIAD	JR ASST
SHAH DILIPKUMAR T *	41	DRG EXAM	SR TRACER	01-Aug-78	3 70 562	23	FIRST EMPLOYMENT	-
SHAH DILIPKUMAR V *	46	B A	SR ASSISTANT	01-Aug-79	2 94 025	26	FIRST EMPLOYMENT	-
SHAH DINUBHAI M *	51	SSC	OFFICER - G.F.	01-Mar-74	3 96 017	31	FIRST EMPLOYMENT	-
SHAH DIPAKKUMAR P *	48	B COM	SR ASSISTANT	10-Oct-75	3 46 995	28	A'BAD EAGLE ENT.PVT. LTD.	A/C CLERK
SHAH GOPAL G *	45	B COM	ASSISTANT/TYPIST	01-Sep-80	2 48 384	25	FIRST EMPLOYMENT	-
SHAH HARISH	41	BE(MECH.), MMS	SR. VICE PRESIDENT	27-Aug-85	52 50 051	16	STANDARD WIRE PRODUCTS	BUSINESS EXECUTIVE
SHAH HARISHKUMAR N *	45	M COM	OFFICER - SALES	10-Jan-80	3 51 411	25	STATE BANK OF SAURASHTRA	CLERK CUM GODOWN KEEPER
SHAH HARNISH B *	50	B SC B ED	ASSTT MANAGER - SAFETY	24-Dec-76	3 89 845	30	FIRST EMPLOYMENT	-
SHAH JAYESH K *	40	B COM CERT IBM	ASSISTANT	19-Mar-84	2 45 927	20	GUJARAT STATE KHADI GRAM UDYOG BOARD,	JR CLERK
SHAH JAYESHKUMAR M *	44	B COM	GODOWN KEEPER	01-Feb-79	2 93 029	24	FIRST EMPLOYMENT	-
SHAH JAYESHKUMAR S *	44	SSC	OFFICER - FOLDING	17-May-77	3 51 294	24	FIRST EMPLOYMENT	-
SHAH JETENDRA V *	55	B COM	OFFICER - AUDIT	15-Jan-81	2 95 021	35	ASHWIN HOSIARY INDUSTRIES	CLERK / SALESMAN
SHAH JITENDRA A *	51	B COM	ASSISTANT/TYPIST	14-Oct-78	2 95 089	31	PLYWOOD & TIMBER PRODUCTS AGENCY	CLERK
SHAH JOY M	42	BE(CHEM), ICWA	GENERAL MANAGER(TECHNICAL) CTS	29-Apr-89	26 03 145	20	RELIANCE PETROCHEMICALS LIMITED	SHIFT SUPERINTENDENT
SHAH KALPESH R *	38	B TEXT	ASSTT SUPDT - PRODN	01-Jun-87	3 16 037	18	MIHIR TEXTILE MILL LTD.	TECHNICAL TRAINEE
SHAH KAUSHIK H *	50	DTC	ASSTT SUPDT - PROCESSING	25-Dec-75	4 59 716	30	SUBH SAGAR COTTON MILLS LTD	SUPERVISOR
SHAH KIRIT B *	46	B COM	SR ASSISTANT	12-Apr-79	3 04 806	26	CETRAL CINEMA, GANDHI ROAD, AHMEDABAD	OFFICE ASSISTANT
SHAH KIRITBHAI M *	51	NON MATRIC	JR ASSISTANT	01-Oct-81	2 67 535	31	FIRST EMPLOYMENT	-
SHAH KIRITKUMAR C *	55	B SC DTC	ASSTT SUPDT - PRINTING	02-Sep-78	4 09 923	35	SARNAGPUR MILLS,	SUPERVISOR PTG
SHAH KUMUDCHAND B *	50	NON MATRIC	SR ASSISTANT	01-Apr-83	4 28 467	30	FIRST EMPLOYMENT	-
SHAH LALITCHANDRA V *	40	SSC	ASSISTANT	04-May-79	2 83 000	22	FIRST EMPLOYMENT	-
SHAH LALITKUMAR P *	44	B COM	ASSISTANT	18-Dec-78	3 04 880	24	KAILASHCHANDRA HIRALAL	ACCOUNTANT
SHAH LAXMIKANT J *	46	B COM LLB	ASSISTANT	15-Jan-79	3 03 934	26	FIRDOS & S CO.	CLERK
SHAH MAYANK J *	45	B COM	ASSISTANT	12-Apr-79	3 07 335	25	FIRST EMPLOYMENT	-
SHAH MUKESHKUMAR M *	47	M COM	OFFICER - ACCOUNTS	01-Jun-75	4 42 933	27	STATE BANK OF BIKANER	CLERK
SHAH NARENDRA C *	47	SSC	OFFICER - PACKING	01-Apr-78	4 09 018	27	FIRST EMPLOYMENT	-
SHAH NARENDRAKUMAR C *	48	B COM	SR OFFICER - PF	16-May-74	4 75 504	28	RELIANCE CREDIT SOC.	CLERK
SHAH NARENDRAKUMAR K *	47	B A	ASSISTANT	01-Jun-82	2 49 305	27	BANURAM DALAL	CLERK
SHAH NIMESH N *	41	SY B COM CRT IBM	ASSISTANT	06-May-85	3 19 601	21	FIRST EMPLOYMENT	-
SHAH NITINKUMAR H *	45	B COM	ASSISTANT	17-Jun-82	2 67 939	25	BHARAT CO.OP.REFINERY SOCIETY LTD.,	ACCOUNTANT / CLERK
SHAH PRAFUL C *	58	9th Standard	WORKER	01-Sep-82	2 00 363	38	N MAHSUKHRAM & CO.	STORE CLERK

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
SHAH PRAFULCHANDRA V *	53	B SC	ASSISTANT	28-Nov-77	2 80 509	33	FIRST EMPLOYMENT	-
SHAH PRAFULKUMAR M *	51	NON MATRIC	ASSISTANT	01-Apr-78	3 59 815	31	FIRST EMPLOYMENT	-
SHAH PRAMESHKUMAR T *	44	SSC	SR ASSISTANT	08-Jul-78	3 31 420	24	MEHTA BROTHERS, CALCUTTA	CLERK
SHAH PRIYAKANT R *	41	B COM	SR STORE KEEPER	01-Jun-82	3 06 805	21	KALUPUR SAHAKARI LTD.,	CLERK / CASHIRE
SHAH RAJESH R *	45	B COM CERT IBM	SR DATA ENTRY OPERATOR	06-Jan-81	3 51 246	25	ASHISH TRADERS, ABAD.	CLERK
SHAH RAJNIKANT L *	46	B COM	OFFICER - STORES	09-Feb-76	3 97 066	26	FIRST EMPLOYMENT	-
SHAH RAMESHCHANDRA P *	48	B COM	OFFICER - EXCISE	15-Jan-77	3 77 123	28	FIRST EMPLOYMENT	-
SHAH RAMLAL B *	42	M SC	OFFICER - TECH	18-Aug-82	3 53 270	22	FIRST EMPLOYMENT	-
SHAH RASHESH V *	42	PRE SCIENCE	OFFICER - OPTRATIONS	01-Jan-81	3 98 172	22	FIRST EMPLOYMENT	-
SHAH SATISHKUMAR R *	47	M SC	ASSTT SUPDT - PROCESSING	05-Mar-84	3 01 028	27	ANIL SYNTHETICS LTD,RAKHIAL,A'BAD	SUPERVISOR
SHAH SHAILESH J *	45	B COM	ASSISTANT	08-Feb-80	2 68 077	25	SHAILESH TEXTILE CORPORATION	CLERK
SHAH SHAILESH L *	45	B COM	SR ASSISTANT	05-Jun-79	3 01 065 •	25	FIRST EMPLOYMENT	-
SHAH SHAILESH N *	43	B COM	ASSISTANT	10-Oct-80	3 00 856	23	GUJARAT TRANSPORT	APRENTICE CLERK
SHAH SHARAD S *	40	B SC	SHIFT INCHARGE - PRODN	15-Dec-81	3 36 523	20	FIRST EMPLOYMENT	-
SHAH SHASHIKANT M *	49	DIP ARTS	SR ARTIST	21-Nov-77	3 58 705	29	FIRST EMPLOYMENT	-
SHAH SUREDRAKUMAR G *	54	B A	SR ASSISTANT	02-May-77	2 79 855	34	FIRST EMPLOYMENT	-
SHAH UPENDRAKUMAR G *	51	B COM	OFFICER - AUDIT	10-Dec-72	4 34 180	31	SECURITY EQUIPMENT MFG CO.LTD.,	STORE KEEPER
SHAH VIKRAMKUMAR R *	41	SSC	STAFF JR DM DIVISION	13-Jun-78	3 01 392	23	FIRST EMPLOYMENT	-
SHAH VINOD B *	44	B COM	SR SUPERVISOR - PRODN	27-Jun-78	3 58 147	24	FIRST EMPLOYMENT	-
SHAH VIPUL R *	47	M COM DTPL	SR STORES ASSISTANT	22-Jun-82	2 87 364	27	POWER BUILED LTD.,	ACCOUNT CLERK
SHAH YOGESH P *	43	B COM	JR ASSISTANT	15-Feb-82	2 53 076	23	FIRST EMPLOYMENT	-
SHAIKH MUKHTARAHMED A *	54	SSC	SR ARTIST	02-May-74	4 40 052	34	SIMPLEX RAYON SILK PROCESS HOUSE	ARTIST / TRACER
SHARMA ASHOKKUMAR C *	43	M COM	ASSISTANT	01-Oct-81	2 97 260	23	FIRST EMPLOYMENT	-
SHARMA DHARMENDRA J *	40	B COM	SR ASSISTANT	19-Jan-82	3 05 339	20	FIRST EMPLOYMENT	-
SHARMA HARINATH D *	51	NON MATRIC	SUPERVISOR - PRODN	01-Nov-86	3 69 764	31	FIRST EMPLOYMENT	-
SHARMA JAGDISHPRASAD H *	55	SSC	SUPERVISOR - PRODN	01-Jul-86	3 67 157	35	FIRST EMPLOYMENT	-
SHARMA LOKESH L *	42	B SC	SR SUPERVISOR	23-Dec-81	2 65 814	22	FIRST EMPLOYMENT	-
SHARMA PRADEEPKUMAR S *	46	B COM DMSM	OFFICER PROD.CO ORDN	08-Sep-77	3 48 798	26	FIRST EMPLOYMENT	-
SHARMA R P	62	M.SC	PRESIDENT	06-Nov-00	42 19 431	39	PETRONET LNG LTD.	DIRECTOR
SHARMA RAJENDRA R *	48	SSC	SR ASSISTANT	01-Dec-82	3 26 220	28	FIRST EMPLOYMENT	-
SHARMA SHYAMMORARI C *	45	HSC	ASSISTANT	09-Jul-79	2 83 321	25	FIRST EMPLOYMENT	-
SHARMA VIRENDRAKUMAR M *	52	HSC	SR ASSISTANT - LAB	03-Sep-83	2 42 102	32	S K SHARMA	INSPECTOR TRA
SHASTRI JAYRAJ S *	49	B COM	ASSISTANT	22-Nov-74	3 31 558	29	FIRST EMPLOYMENT	-
SHETH SHAILESH S *	45	B COM LLB	SR ASSISTANT	23-Jun-80	3 51 407	25	AMBICA PVT.LTD.,	TIME KEEPER
SHRIKRISHNA H *	53	ITI HSC	SR SUPERVISOR - MAINT	01-Jan-85	4 17 462	33	FIRST EMPLOYMENT	-
SHRISHI SURESH N *	50	NON MATRIC	SR ARTIST	01-Aug-77	3 68 788	30	CALICO MILLS, A'BAD	TRACER
SHUKLA JANAK N *	47	B COM	JR ASSISTANT	02-Apr-79	2 30 310	27	FIRST EMPLOYMENT	-
SHUKLA KISHOR D *	47	SSC	ASSISTANT	01-Jan-82	3 16 149	27	FIRST EMPLOYMENT	-
SIDDHPURWALA YASIN Y *	53	NON MATRIC	SR ARTIST	14-Sep-81	3 02 175	33	FIRST EMPLOYMENT	-
SINGH M M	62	BSC (ENGG.) CHEM.	PRESIDENT	13-Aug-90	42 79 670	37	INDIAN PETROCHEMICAL CORPN.LTD.	GENERAL MANAGER (OPERATIONS)
SINGH PARASNATH S *	58	SSC	SR OFFICER - FOLDING	01-Oct-81	4 17 974	38	FIRST EMPLOYMENT	-
SINGH R K *	41	M.TECH.,PGDM	SR.MANAGER	28-Feb-02	2 24 722	18	ONGC	-
SINGH RAJENDRABAHADUR H *	52	SSC	SHIFT INCHARGE - PRODN	01-Apr-92	3 62 310	32	FIRST EMPLOYMENT	-
SINGH SUDHIR	55	B TECH(CHEM)	VICE PRESIDENT(POY)	09-Jul-96	24 37 473	32	PARASARAMPURIA IND. LTD	VICE PRESIDENT (WORKS)
SINHAL MURARILAL RAMACHANDRA	55	BE (MECH.)	SR. VICE PRESIDENT	16-Nov-81	45 77 643	30	JCT MILLS LTD.	SR. MECHANICAL ENGINEER
SITARAM DUDHNATH *	56	ILLITERATE	WORKER	16-Nov-68	3 44 689	36	I C GANDHI	PRINTER
SOLANKI PIRSING P *	42	NON MATRIC	TECH ASSISTANT	01-Mar-85	3 00 817	22	FIRST EMPLOYMENT	-
SOMNI SUDHAKAR S *	52	DTT	SHIFT INCHARGE - PRODN	19-Jul-77	3 61 046	32	GWALIOR RAYON SILK MFG. CO. LTD.	SUPERVISOR
SONI ASHOK R *	47	DME	DY SUPDT - MAINT	06-Aug-79	4 26 643	27	ROHIT PAPER MILLS LTD.,	SHIFT ASST
SONI DINESH T *	50	SSC	SR CHEMIST	11-Jul-77	3 69 497	30	FIRST EMPLOYMENT	-
SONI DIPAK R *	48	B COM	SR ASSISTANT	01-Dec-75	4 04 779	28	JBA PRINTING PVT. LTD.	STORE ACCOUNT CLERK
SONI JITENDRA A *	45	B COM LLB	SR ASSISTANT	06-Aug-81	3 13 759	25	JYOT CO., KALOL	ACCOUNT CLERK
SONI KIRITKUMAR N *	49	FY B COM	SR ASSISTANT	18-Aug-73	3 61 541	29	FIRST EMPLOYMENT	-
SONI RASIKLAL R *	47	SSC	JR ASSISTANT	01-Mar-74	2 91 138	27	FIRST EMPLOYMENT	-
SUBRAMANIAM M	65	B.E.(CIVIL)	SR. VICE PRESIDENT	18-Apr-94	42 11 467	44	L&T [ECC CONSTRUCTION]	GENERAL MANAGER-OVERSEAS OPERA
SUBRAMANIAN K V	44	BTECH,CFA,MBA	SENIOR EXECUTIVE VICE PRESIDENT	18-Apr-94	29 22 621	21	INDIAN PETROCHEMICALS CORPN LTD.	EXEC. ASST. TO CHAIRMAN
SUDHAKARAN SEKHAR *	51	NON MATRIC	SUPERVISOR	01-Mar-89	4 07 045	31	FIRST EMPLOYMENT	-
SUNIL MISHRA	44	B.Tech	ASSISTANT VICE PRESIDENT	14-Dec-95	28 44 745	23	RELIANCE PETROLEUM LIMITED	ASSISTANT VICE PRESIDENT
SUTHAR BHAGVANDAS B *	47	SSC	SR TRACER	04-Apr-77	3 59 362	27	GUJAR PVT.LTD.,	TRACER
SUTHAR HARENDRAKUMAR C *	46	B SC DTC	ASSTT SUPDT	11-Jun-83	3 91 266	26	BHARAT VIJAY MILLS	SUPERVISOR
SWADAS INDRVADAN T *	52	B COM	OFFICER - DESPATCH	11-Jul-73	4 28 805	32	STUDIO SCENELIGHT	SALES MAN / CLERK
T V NARAYANAN *	50	SSLC	STENO-SECRETARY	26-Apr-76	3 84 141	30	TRUE MACHINE OUT CO.	STENO TYPIST
TAILOR JAGDISH N *	46	B A	SR SUPERVISOR	16-May-80	3 13 749	26	RAJHANS TEXTILE PRINTERS	CLERK
TALATI ANIL J *	46	SY B COM	JR ASSISTANT	01-Aug-83	2 95 183	26	PWD, NADIAD	CLERK
THACKER J H	45	BTECH, MBA	SR. VICE PRESIDENT (TECHNOLOGY)	01-Oct-90	1 30 18 622	19	CONSULTANT	-
THAKKAR DHIREN C *	48	NON MATRIC	SR TRACER	01-Jan-73	4 51 882	28	NEELKAMAL ENTERPRISES	PARTNER
THAKKAR PRABHUDAS M *	55	FY B COM	JR OFFICER - OPERATIONS	20-Jan-77	3 28 279	35	THE PRAGATI CO-OP.BANK LTD.,A'BAD	CLERK
THAKKAR VINDOCHANDRA P *	52	B COM	JR OFFICER - CIVIL MAINT.	21-Mar-75	4 11 581	32	JAYANTILAL P THAKKAR	ASSISTANT
THAKKER BHARAT P *	42	B SC	SR ASSISTANT - COLOUR COM	01-May-82	2 81 723	22	KRISHNA INDUSTRIES	CHEMIST
THAKKER KIRANKUMAR C *	42	NON MATRIC	SR TRACER	20-Aug-79	3 77 320	22	FIRST EMPLOYMENT	-

NAME	AGE	QUALIFICATION	DESIGNATION	JOINING DATE	GROSS EARNINGS	EXP	PREVIOUS ORGANISATION	PREVIOUS DESIGNATION
THAKOR ABHESING A *	46	B A LLB	OFFICER - EXCISE	20-Nov-79	3 29 133	26	A'BAD UNION DYEING MILLS	CLERK
THAKOR RAMNJI R *	48	SSC	SR ASSISTANT	08-Jan-72	4 02 484	29	FIRST EMPLOYMENT	-
THAKORE MALAJI B *	51	B A	SR ASSISTANT	01-Mar-74	3 83 497	31	FIRST EMPLOYMENT	-
THAKORE PIYUSHKUMAR V *	51	B COM	ASSISTANT	27-Jan-79	2 89 971	31	AJIT INDIA PVT.LTD,A'BAD	CLERK
THORAT DINKAR A *	40	NON MATRIC	TRACER	01-May-80	2 59 993	21	FIRST EMPLOYMENT	-
TIMBADIA BABUBHAI B *	43	DTM B COM	SHIFT INCHARGE - MAINT	01-Oct-81	3 71 977	23	GUJRAT COLD STORAGE	CLERK
TRIPATHI HARISH N *	48	B COM LLB	SR ASSISTANT	01-Aug-81	2 72 831	28	SHRI ARBHUDA MILLS	CLERK
TRIVEDI CHETAN D *	44	B COM LLB	JR OFFICER - ACCOUNTS	19-Mar-81	3 09 315	24	J & K INDUSTRIES,A'BAD	CLERK
TRIVEDI HARSHUL D *	40	M SC DTC	SR SUPERVISOR	15-Oct-85	2 80 041	20	ROHIT MILLS LTD. AHMEDABAD	SUPERVISOR
TRIVEDI PRADIP M *	50	B E (MECHANICAL)	DY SUPTD MAINTENANCE	01-Jul-78	4 72 490	30	NEW SORAK MILLS, NADIAD	SUPERVISOR
TRIVEDI RAKESH T *	33	B TEXT	ASSTT SUPDT - PRODN	01-Apr-91	2 94 159	13	ROYAL BLENDS LTD.	SUPERVISOR
UDESHI R D	51	B.COM, ICWA (I)	SENIOR EXECUTIVE VICE PRESIDENT	15-Jun-84	43 87 732	30	GLEITLAGER (INDIA) LTD.	PROJECT IN CHARGE
UDESINGH J SOLANKI *	58	4th standard	WORKER	11-Jul-78	2 47 909	38	EAGLE INDUSTRIES	WELDER
UPADHYAY DEEPAKKUMAR A *	44	B A	ASSISTANT	01-Nov-79	2 69 650	24	JYOTI AGENCY	SALESMAN
UPADHYAY HASMUKH R *	45	FY B A	ASISTANT	02-Jul-77	3 02 906	25	FIRST EMPLOYMENT	-
UPADHYAY SHAKTI N *	52	Ph.D (Reproductive Biology), DSC	RESEARCH DIRECTOR	15-Jun-01	20 70 302	30	NATIONAL INSTITUTE OF IMMUNOLOGY	CHIEF-IMMUNOPHARMACOLOGY LAB.
VADALIA LAKHALAL G *	49	SSC	ASSISTANT	01-Jan-82	3 25 298	29	FIRST EMPLOYMENT	-
VADHER LILADHAR P *	46	B COM	SR ASSISTANT	16-Jun-78	3 36 175	26	FIRST EMPLOYMENT	-
VADHER VIJAYKUMAR M *	45	M COM	SR SUPERVISOR - PRODN	05-Jun-82	2 99 462	25	FIRST EMPLOYMENT	-
VAGADIA K K	64	BA, BCOM, LLB	VICE PRESIDENT	24-Aug-95	26 50 214	38	RELIANCE PETROLEUM LIMITED	VICE PRESIDENT
VAGHELA PRAVIN N *	41	B SC	SHIFT INCHARGE - PRODN	09-Sep-82	3 49 493	21	FIRST EMPLOYMENT	-
VAGHELA PRAVINKUMAR B *	40	B COM	JR SUPERVISOR	13-Oct-81	2 41 448	20	FIRST EMPLOYMENT	-
VAJARIA HARISHKUMAR R *	46	B COM	OFFICER - FOLDING	26-Sep-77	4 37 833	26	FIRST EMPLOYMENT	-
VAKIL S M	53	BE (CHEM.)	GROUP VICE PRESIDENT	06-May-86	47 91 608	28	INDIAN PETROCHEMICAL CORPN.LTD.	SR. PROJECT ENGINEER (CHEM.)
VALAND DASHRATHBHAI A *	52	SSC	SR ASSISTANT - LAB	04-Jun-77	4 04 694	32	FIRST EMPLOYMENT	-
VALAND SAMBHUBHAI R *	48	NON MATRIC	SR COLOUR CHEMIST	11-Jul-77	3 57 815	28	FIRST EMPLOYMENT	-
VALANI BALDEVBHAI L *	51	SSC	SR ASSISTANT	03-Apr-78	2 97 181	31	MANSUKHRAM GROUP	CLERK
VALECHA N K	50	BE(CHEM), M TECH	VICE PRESIDENT	01-Jul-89	34 30 555	25	RELIANCE PETROCHEMICALS LIMITED	PRODUCTION MANAGER
VANKANI KANAIYALAL M *	57	B SC	DY SUPDT - PROCESSING	12-Sep-66	7 70 725	37	FIRST EMPLOYMENT	-
VARMA AJEET	51	M.SC(ELECTRONICS), CAIIB, CERT IN CORP FINANCE	SR VICE PRESIDENT	20-Aug-93	33 52 687	27	BANK OF INDIA	VICE PRESIDENT
VARMA VIJAYKUMAR P *	43	B SC	SHIFT INCHARGE - PRODN	29-Mar-82	3 37 864	23	FIRST EMPLOYMENT	-
VENKATESHWARA RAO VADUGU *	45	B.Com, MBA	ADDITIONAL VICE PRESIDENT	09-May-01	25 45 568	23	RELIANCE PETROLEUM LIMITED	ADDITIONAL VICE PRESIDENT
VIJAYKUMAR P *	42	B.Sc, M.Sc, MFM	GENERAL MANAGER	04-Feb-98	10 67 300	21	RELIANCE PETROLEUM LIMITED	GENERAL MANAGER
VYAS ARVIND C *	49	B COM	ASSISTANT	15-Jan-77	3 60 657	29	THE UNITED CO-OP BANK LTD.,A'BAD	CLERK
VYAS ASHWIN C *	51	SSC	SR OFFICER - FOLDING	01-May-68	5 13 947	33	FIRST EMPLOYMENT	-
VYAS BIPIN J *	53	B A	SR ASSISTANT	17-May-76	3 58 910	33	POLSAN LTD.,A'BAD	TYPIST CUM CLERK
VYAS GAUTAM J *	47	DIP COM ARTS	SR ARTIST	01-Nov-80	3 83 007	27	MODERN TEXTILE.	DESIGNER
VYAS LALIT C *	53	B SC	MANAGER - PACKING	01-May-69	4 80 841	33	FIRST EMPLOYMENT	-
VYAS PUSHKARRAY M *	43	B COM LLB	ASSISTANT	16-Oct-93	3 20 339	23	FIRST EMPLOYMENT	-
VYAS SOBHANA S *	45	B A	JR OFFICER - AUDIT	28-Aug-78	3 50 090	25	FIRST EMPLOYMENT	-
WAGH J Y *	59	BE, MTECH, DMB	LOGISTICS ADVISOR	02-Jan-96	17 04 237	37	JAI CORPORATION LIMITED	PRESIDENT
YADAV KALURAM R *	47	INTERMEDIATE	COLOUR CHEMIST	01-Jan-83	4 09 071	27	FIRST EMPLOYMENT	-
YADAV RAMKEVL B *	45	SSC	COLOUR CHEMIST	01-Jan-78	3 37 245	25	FIRST EMPLOYMENT	-
YADAV SURYABALI A *	54	NON MATRIC	COLOUR CHEMIST	01-Jan-78	3 90 847	34	FIRST EMPLOYMENT	-
YADWADKAR S R	56	BTECH (CHEM.), MS (CHEM.)	SR. VICE PRESIDENT	03-Oct-96	53 45 021	31	FINOLEX INDUSTRIES	PRESIDENT
YESHWANT RAO *	53	B.Sc., CAIIB	ASSISTANT VICE PRESIDENT	19-Oct-01	26 56 829	34	RELIANCE PETROLEUM LIMITED	ASSISTANT VICE PRESIDENT
ZALA MAHAVIRSINH D *	41	DIP ARTS	TECH ASSISTANT	01-Oct-83	2 76 112	21	FIRST EMPLOYMENT	-
ZALA RANJITSINH J *	44	DEE	SHIFT INCHARGE - MAINT	01-Jun-85	3 91 470	24	FIRST EMPLOYMENT	-
ZINJUWADIA SHANTILAL M *	52	B SC	OFFICER - PRODN.CO ORDN.	15-May-73	4 11 562	32	FIRST EMPLOYMENT	-

NOTES :

1. All appointments are non -contractual and terminable by Notice on either side, except in the case of Managing Directors and Executive Directors.
2. Remuneration includes salary, bonus, various allowances, contribution to provident and superannuation funds, taxable value of perquisites and gratuity paid but excluding gratuity provision.
3. None of the employees mentioned above is related to any directors of the Company except Shri Mukesh D. Ambani and Shri Anil D. Ambani, who are related to each other. In addition Shri Nikhil R. Meswani and Shri Hital R. Meswani, directors, are related to each other. Shri Dhirubhai H. Ambani who passed away on 6th July, 2002 was related to Shri Ramniklal H. Ambani, Shri Mukesh D. Ambani and Shri Anil D. Ambani, directors of the Company.
4. Information about qualification and last employement is based on particulars furnished by the concerned employee.
5. Date of commencement of employment, in the case of employees of Reliance Petroleum Limited (RPL) has been reckoned as the date on which, those persons became employees of RPL as per the scheme of amalgamation.
6. * Refers to employment for part of the year.

For and on behalf of the Board

Mumbai
Dated : 30th September, 2002

Mukesh D. Ambani
Chairman and Managing Director

Auditors' Report

To the Members,

RELIANCE INDUSTRIES LIMITED

We have audited the attached Balance Sheet of RELIANCE INDUSTRIES LIMITED as at 31st March, 2002 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
2. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure hereto a statement on the matters specified in paragraphs 4 and 5 of the said Order.
3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
   b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of such books;
   c) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;
   d) In our opinion the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the mandatory Accounting Standards referred in sub-section (3C) of section 211 of the Companies Act, 1956;
   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required and present a true and fair view in conformity with the accounting principles generally accepted in India:
      (i) in so far as it relates to Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and
      (ii) in so far as it relates to the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th September, 2002

Annexure to Auditors' Report

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of information available. According to the information and explanations given to us, the fixed assets have been physically verified by the management during the year in a phased periodical manner which in our opinion is reasonable, having regard to the size of the Company and nature of the assets. No material discrepancies were noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. As explained to us, the stock of stores, spare parts, raw materials and finished goods have been physically verified by the management at regular intervals during the year. In our opinion, the frequency of such verification is reasonable having regard to the size of the Company and the nature of its business.
4. In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of the business.
5. As explained to us, there were no material discrepancies noticed on physical verification of the stocks of raw materials, stores and spares and finished goods, having regard to the size of the operations of the Company.
6. The valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.
7. In respect of loans from companies listed in the register maintained under Section 301 of the Companies Act, 1956, and from Companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956, the rate of interest and other terms and conditions are not prima facie prejudicial to the interests of the company.
8. In respect of loans given to companies listed in the register maintained under Section 301 and/or to the companies under the same management as defined under sub-section (1B) of Section 370 of the Companies Act, 1956, the rate of interest, where applicable, and other terms and conditions are not, prima facie, prejudicial to the interests of the company. The above includes interest free loans to subsidiaries and advances towards promoters contribution. Attention is invited to Note No. 10 of Schedule 'O' to the accounts. In our opinion, having regard to the long term involvement with these companies and considering the explanations given to us in this regard, the terms and conditions of the above are not, prima facie, prejudicial to the interests of the Company.
9. In respect of outstanding loans and advances in the nature

of loans given by the Company to parties, other than to the companies mentioned in para 8 above, where stipulated they are generally repaying the principal amounts as stipulated and are also generally regular in the payment of interest, where applicable.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.
11. In our opinion and according to the information and explanations given to us there are no transactions of purchases of goods and materials and of sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 (Rupees Fifty Thousand only) or more in respect of any party.
12. According to the information and explanations given to us, the company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on the items so determined.
13. The Company has not accepted any deposits from the public.
14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realizable by-products and scrap, wherever significant.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

Mumbai
Dated: 30th September, 2002

15. In our opinion the internal audit system of the Company is commensurate with its size and nature of its business.
16. The Central Government has prescribed maintenance of Cost Records under Section 209 (1)(d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion that, prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.
17. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited with the appropriate authorities.
18. According to the information and explanation given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as on 31st March, 2002 for a period of more than six months from the date of becoming payable.
19. According to the information and explanations given to us and on the basis of records examined by us, no personal expenses of employees or directors have been charged to Revenue Account other than those payable under contractual obligations or in accordance with generally accepted business practice.
20. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
21. In relation to trading activities of the company, we are informed that there are no damaged goods.

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

International Accountants' Report

To the Board of Directors of

RELIANCE INDUSTRIES LIMITED

We have audited the Balance Sheet of Reliance Industries Limited as on 31st March, 2002 and the Profit and Loss Account of the Company for the year ended on that date (the financial statements) attached hereto, which have been prepared in accordance with the Generally Accepted Accounting Principles in India and Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.

Respective Responsibilities of the Management and Auditors

The Management of the Company is responsible for the preparation of these financial statements. The financial statements have also been audited by firms of Chartered Accountants appointed as Auditors under the statute (The Companies Act) who submit separately their report in accordance with the provisions of the Companies Act. It is our responsibility to form an independent opinion, based on our audit of the statements and to report our opinion to you as a concurrent special assignment.

Basis of Opinion

We conducted our audit in accordance with the auditing standards issued by the Institute of Chartered Accountants of India. An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the management in the preparation of the financial statements and whether the accounting policies are appropriate to the circumstances to the company, consistently applied and adequately disclosed. We planned and performed audit so as to obtain all information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit.

The financial statements dealt with by this report are in agreement with books of account of the Company.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statments read with the accounting policies and notes thereon give a true and fair view:

(i) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

(ii) In the case of the Profit and Loss Account, of the profit for the year ended on that date.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
Dated: 30th September, 2002

Balance Sheet as at 31st March, 2002

(Rs. in Crores)

	Schedule	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital - Equity	'A'	1,053.56		1,053.49	
Equity Share Suspense		342.29		—	
Reserves and Surplus	'B'	26,479.41		13,711.88	
			27,875.26		14,765.37
Deferred Tax Liability			2,060.82		—
Loan Funds					
Secured Loans	'C'	14,188.89		4,068.40	
Unsecured Loans	'D'	4,739.59		6,067.39	
			18,928.48		10,135.79
TOTAL			48,864.56		24,901.16
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		46,727.32		25,355.99	
Less: Depreciation		15,076.92		11,841.53	
Net Block		31,650.40		13,514.46	
Capital Work-in-Progress		1,533.31		512.38	
			33,183.71		14,026.84
Investments	'F'		3,850.16		6,726.11
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		4,974.07		2,299.85	
Sundry Debtors		2,722.46		1,134.17	
Cash and Bank Balances		1,760.71		100.63	
Other Current Assets		428.12		85.13	
		9,885.36		3,619.78	
Loans and Advances	'H'	9,565.30		5,502.73	
		19,450.66		9,122.51	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		6,472.29		4,110.80	
Provisions		1,210.54		863.50	
		7,682.83		4,974.30	
Net Current Assets			11,767.83		4,148.21
Miscellanous Expenditure (to the extent not written off or adjusted) [Ref. Note 17, Schedule 'O']			62.86		—
TOTAL			48,864.56		24,901.16
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th September, 2002

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
V.M.Ambani - Company Secretary

Profit and Loss Account for the year ended 31st March, 2002

(Rs. in Crores)

	Schedule	2001-2002 Rs.	Rs.	2000-2001 Rs.	Rs.
INCOME					
Gross Turnover		57,119.57		28,008.25	
Less: Inter Divisional Transfers		11,715.69		4,984.08	
Turnover		45,403.88		23,024.17	
Less: Excise Duty Recovered on Sales		3,314.98		2,582.82	
Net Turnover			42,088.90		20,441.35
Other Income	'J'		782.34		382.63
Variation in Stock	'K'		(907.83)		317.94
			41,963.41		21,141.92
EXPENDITURE					
Purchases			1,697.84		2,935.66
Manufacturing and Other Expenses	'L'		31,607.33		12,644.54
Interest	'M'		1,825.10		1,215.99
Depreciation		3,435.82		2,636.73	
Less : Transferred from General Reserve [Refer Note 4, Schedule 'O']		619.68		1,071.62	
			2,816.14		1,565.11
			37,946.41		18,361.30
Profit Before Tax and Extra Ordinary Income			4,017.00		2,780.62
Add : Extra Ordinary Income [Ref. Note No. 6, Schedule 'O']			411.70		—
Profit Before Tax			4,428.70		2,780.62
Provision for Current Taxation			190.00		135.00
Provision for Deferred Tax			996.00		—
Profit after Tax			3,242.70		2,645.62
Add : Balance brought forward from last year			2,160.65		1,739.48
On Amalgamation			1,071.50		—
Deferred Tax liability for Earlier Years			(1,064.82)		—
Investment Allowance (Utilised) Reserve Written Back			122.07		10.00
Amount Available For Appropriations			5,532.10		4,395.10
APPROPRIATIONS					
Capital Redemption Reserve		—		292.95	
Debenture Redemption Reserve		137.64		344.57	
Capital Reserve		4.95		98.11	
General Reserve		2,000.00		1,000.00	
Interim Dividend on Preference Shares		—		4.77	
Proposed Dividend on Equity Shares (Subject to deduction of tax at source)		663.28		447.85	
Tax on Dividend		—		46.20	
			2,805.87		2,234.45
Balance Carried to Balance Sheet			2,726.23		2,160.65
Basic & Diluted Earning per Share of Rs. 10 each (In Rupees) [Ref. Note 14, Schedule 'O']			23.36		25.11
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th September, 2002

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
V.M.Ambani - Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

(Rs. in Crores)

SHARE CAPITAL		**As at 31st March, 2002**		As at 31st March, 2001	
		Rs.	**Rs.**	Rs.	Rs.
Authorised:					
120,00,00,000 (120,00,00,000)	Equity Shares of Rs. 10 each		**1,200.00**		1,200.00
10,00,00,000 (10,00,00,000)	Preference Shares of Rs. 100 each		**1,000.00**		1,000.00
			2,200.00		2,200.00
Issued, Subscribed and Paid up:					
105,37,57,027 (105,37,57,027)	Equity Shares of Rs. 10 each fully paid up	**1,053.76**		1,053.76	
	Less: Calls in arrears - by others	**0.20**	**1,053.56**	0.27	
			1,053.56		1,053.49

Notes:

1. Of the above Equity Shares:

   (a) 48,17,70,552 (48,17,70,552) Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

   (b) 18,05,78,290 (18,05,78,290) Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash.

   (c) 33,04,27,345 (33,04,27,345) Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants, against Global Depository Shares and re-issue of forfeited equity shares.

2. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme.

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in Crores)

RESERVES AND SURPLUS	**As at 31st March, 2002**		As at 31st March, 2001	
	Rs.	**Rs.**	Rs.	Rs.
Revaluation Reserve				
As per last Balance Sheet	**2,770.78**		2,771.06	
Less: Deduction on retirement of Revalued Assets	**32.28**		0.28	
		2,738.50		2,770.78
Capital Reserve				
As per last Balance Sheet	**285.68**		187.57	
Add : On Amalgamation	**0.65**		—	
Add : Transferred from Profit and Loss Account	**4.95**		98.11	
		291.28		285.68
Capital Redemption Reserve				
As per last Balance Sheet	**485.07**		192.12	
Add : Transferred from Profit and Loss Account	**—**		292.95	
		485.07		485.07
Debenture Redemption Reserve				
As per last Balance Sheet	**852.46**		507.89	
Add : On Amalgamation	**130.17**		—	
Add : Transferred from Profit and Loss Account	**137.64**		344.57	
		1,120.27		852.46
Securities Premium Account				
As per last Balance Sheet	**5,449.22**		5,449.22	
Add : On Amalgamation	**10,739.67**		—	
	16,188.89		5,449.22	
Less: Premium on Redemption of Debentures/Bonds	**35.08**		—	
	16,153.81		5,449.22	
Less: Calls in arrears - by others	**4.23**		2.21	
		16,149.58		5,447.01
Investment Allowance (Utilised) Reserve				
As per last Balance Sheet	**198.70**		208.70	
Less: Transferred to Profit and Loss Account	**122.07**		10.00	
		76.63		198.70
Taxation Reserve				
As per last Balance Sheet		**10.00**		10.00
General Reserve				
As per last Balance Sheet	**1,501.53**		1,573.15	
Less: Transferred to Profit and Loss Account * [Refer Note 4(a) & 4(b), Schedule 'O']	**619.68**		1,071.62	
	881.85		501.53	
Add : Transferred from Profit and Loss Account	**2,000.00**		1,000.00	
		2,881.85		1,501.53
Profit and Loss Account		**2,726.23**		2,160.65
		26,479.41		13,711.88

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,301.38 Crores (Previous Year Rs. 2,131.86 Crores)

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

(Rs. in Crores)

SECURED LOANS	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.
A) DEBENTURES				
1 Non-Convertible Debentures	**8,551.58**		3,352.50	
2 Deep Discount Debentures	**600.00**		600.00	
Less : Unamortised Discounts	**137.98**		190.52	
	462.02		409.48	
		9,013.60		3,761.98
B) TERM LOANS				
1. From Banks				
Foreign Currency Loans	**4,289.07**		—	
	4,289.07		—	
2. From Financial Institutions				
a) Foreign Currency Loans	**—**		3.41	
b) Rupee Loans	**167.20**		65.25	
	167.20		68.66	
		4,456.27		68.66
C) WORKING CAPITAL LOANS				
From Banks				
a) Foreign Currency Loans	**—**		69.96	
b) Rupee Loans	**719.02**		167.80	
		719.02		237.76
		14,188.89		4,068.40

Note:

1. (a) Debentures referred to in A above to the extent of Rs. 2,650.35 Crores are secured/to be secured by way of mortgage / charge on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

(b) Debentures referred to in A above to the extent of Rs. 992.25 Crores are secured by way of mortgage / charge on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

(c) Debentures referred to in A above to the extent of Rs. 162.00 Crores are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.

(d) Debentures referred to in A above to the extent of Rs. 5,209.00 Crores are secured/to be secured by first pari passu mortgage and charge in favour of the Trustees on all the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company.

(e) Debentures referred to in A above consists of:

(1) 16.5% Debentures of Rs. 100 each, aggregating Rs. 25.00 Crores are redeemable at par on the expiry of seventh year from the date of allotment, commencing from 10th October, 2002. (2) 13% Debentures of Rs. 100 each, aggregating Rs. 145.00 Crores are redeemable at par as follows: viz Rs. 45 Crores on 11th October, 2009 and Rs. 100 Crores on 17th November, 2009. (3) 14.08% Debentures of Rs. 100 each aggregating Rs. 58.33 Crores are redeemable at par in two instalments, on the expiry of sixth and seventh year from the date of allotment; commencing from 31st March, 2003 (4) *14.5% Debentures of Rs. 10,00,000 each, aggregating Rs. 112.00 Crores are redeemable at par in 19th May, 2002 (since* redeemed). (5) 13.5% Debentures of Rs. 1,00,00,000 each, aggregating Rs. 50.00 Crores which are redeemable at par in three equal annual instalments on the expiry of the fifth, sixth and seventh year from the date of allotment; i.e. commencing from 15th September, 2002. (6) 12.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 325.00 Crores, are redeemable at par in three annual instalments on the expiry of fifth, sixth and seventh year from the date of allotment; commencing from 1st January, 2003. (7) 12.5% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 Crores are redeemable at par on the expiry of seventh year from the date of allotment i.e. 1st January, 2005. (8) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 Crores are redeemable at par on the expiry of the tenth year from the respective dates of allotment i.e. 1st January, 2008. (9) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 80.00 Crores are redeemable at par on the expiry of the tenth year from the respective dates of allotment, i.e. 1st January, 2008. (10) 14.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 200.00 Crores are redeemable at par in three equal annual instalments, on expiry of eighth, ninth and tenth year from the respective dates of allotment; commencing from 13th February, 2006. (11) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs.

Schedules forming part of the Balance Sheet

200.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 27th May, 2008. (12) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 12th June, 2008. (13) 15.03 % Debentures of Rs. 25,00,000 each aggregating Rs. 66.25. Crores which are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 25th June, 2008. (14) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 9th September, 2008. (15) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 21.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 27th September, 2008. (16) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 4th October, 2008. (17) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 26th November, 2008. (18) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 25.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 20th October, 2008. (19) 11.50 % Debentures of Rs. 1,00,00,000 each aggregating Rs. 195.00 Crores are redeemable at par on the expiry of the fifty four months from the date of allotment; i.e. 12th November, 2003. (20) Deep Discount debentures aggregating Rs. 600.00 Crores are redeemable at par on the expiry of sixty months from the date of allotment; i.e. 1st June, 2004. (21) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 15th June, 2002 (since redeemed). (22) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 92.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 1st July, 2004 (since redeemed). (23) 12.70% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on 15th December, 2007. (24) 12.36% Debentures of Rs. 1,00,00,000 each aggregating Rs. 51.00 Crores are redeemable at par on the expiry of fifth year from the respective dates of allotment; commencing from 24th August, 2004. (25) 12.35% Debentures of Rs. 1,00,00,000 each aggregating Rs. 45.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 30th August, 2004. (26) Debentures of Rs. 50,00,000 each aggregating Rs. 92.00 Crores carrying an interest rate linked to the interest rate as announced by CRISIL, which are redeemable at par on the expiry of fifth year from the date of allotment;i.e. 10th February, 2005. (27) 10.85% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 24th February, 2005. (28) 11.00% Debentures of Rs. 1,00,00,000 each aggregating Rs. 75.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 11th July, 2003. (29) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 155.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th September, 2005. (30) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 60.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 12th October, 2003.] (31) 10.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 19th January, 2004. (32) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th June, 2006. (33) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 21st June, 2006. (34) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 22nd June, 2006. (35) 9.55% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 11th July, 2006. (36) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 12th July, 2006. (37) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th March, 2005. (38) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 31st March, 2005. (39) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 15th June, 2005. (40) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 28th June, 2005. (41) 12.75% Debentures of Rs.1,00,00,000 aggregating Rs.300 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 10th August, 2005. (42) 13.55% Debentures of Rs.1,00,00,000 each aggregating Rs.70 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 12th August, 2005 (43) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.105 Crores are redeemable at par on 17th September, 2004 (44) 13.5% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September, 2007. (45) 13.25% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September, 2005. (46) 12.75% Debentures of Rs.1,00,00,000 aggregating 200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 17th September, 2005. (47) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.145 Crores are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 20th September, 2007. (48) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.272 Crores are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 1st October, 2007. (49) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.160 Crores are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 11th October, 2007. (50) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.300 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 29th September, 2005. (51) 13.5% Debentures of Rs.25,00,000 each aggregating Rs.125 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 25th October, 2005. (52) 13.94% Debentures of Rs.100 each aggregating Rs. 234 Crores are redeemable at par on 1st July, 2002 (since redeemed). (53) 11.75% Debentures of Rs.1,00,00,000 each aggregating Rs.300 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th May, 2006. (54) 12.25% Debentures of Rs.1,00,00,000 each aggregating Rs.200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 22nd August, 2006 (55) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.410 Crores are redeemable at par on 6th February, 2006. (56) 11.20% Debentures of Rs.1,00,00,000 each aggregating Rs.175 Crores are redeemable at par on 24th February, 2004. (57) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.500 Crores are redeemable at par in 3 equal annual

Schedules forming part of the Balance Sheet

installments commencing from 1st March, 2006. (58) 11.30% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 1st March, 2006. (59) 10.75% Debentures of Rs.1,00,00,000 each aggregating Rs.163 Crores are redeemable on 2nd May, 2004 (since redeemed). (60) 11.15% Debentures of Rs.1,00,00,000 each aggregating Rs.45 Crores are redeemable at par on 2nd May, 2006. (61) 11.10% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 30th April, 2006. (62) 11.00% Debentures of Rs.1,00,00,000 each aggregating Rs.20 Crores are redeemable at par on 9th May, 2006. (63) 11.05% Debentures of Rs.1,00,00,000 each aggregating Rs.100 Crores are redeemable at par in 16th May, 2006. (64) 10.95% Debentures of Rs.1,00,00,000 each aggregating Rs.25 Crores are redeemable at par on 15th May, 2006. (65) 10.70% Debentures of Rs.1,00,00,000 each aggregating Rs.268 Crores are redeemable at par on 1st June, 2004 (since redeemed). (66) 9.95% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 8th June, 2003. (67) 9.84% Debentures of Rs.1,00,00,000 each aggregating Rs.150 Crores are redeemable at par on 26th December 2002. (68) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.40 Crores are redeemable at par on 15 June 2006. (69) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par in 20th June, 2006. (70) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 10th July, 2006. (71) 9.90% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 18th July, 2006.

2. (a) Foreign currency loans referred to in B(1) above to the extent of Rs. 4,289.07 Crores, from Banks are secured/to be secured by first pari passu mortgage and charge in favour of the Lenders on the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company.

   (b) Rupee Term Loans referred to in B(2) (b) above to the extent of Rs. 100.00 Crores (since repaid) from Financial Institutions are secured/to be secured by first pari passu mortgage and charge in favour of the Trustees/Lenders on the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company.

   (c) Term Loan referred to in B(2) (b) above, to the extent of Rs.67.20 Crores are secured/to be secured only on the dwelling units constructed/to be constructed for the employees of the Company.

3. (a) The charges created on the Debentures referred to in Note 1(a) and 1(b) above shall rank pari passu, inter se.

   (b) The charges created on the Debentures referred to in Note 1(d), term loans referred to in Note 2(a) and 2(b), above shall rank pari passu, inter se.

4. (a) Working Capital Loans from Banks referred to in C(b) above to the extent of Rs.547.77 Crores are secured by hypothecation of present and future stock in trade, raw material, stock in process, stores and spares (not relating to Plant and Machinery), outstanding monies, receivables and Book Debts of the refinery division of the Company.

   (b) Working Capital Loans from Banks referred to in C(b) above to the extent of Rs.171.25 Crores are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

5. Secured Loans include loans of Rs.31.60 Crores and debentures of Rs. 718.50 Crores repayable / redeemable at par within one year.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in Crores)

	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
A. Long Term				
i) From Banks	**1,429.25**		1,611.84	
ii) From Others	**3,310.34**		4,355.55	
		4,739.59		5,967.39
B. Short Term				
From Banks		**—**		100.00
		4,739.59		6,067.39

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in Crores)

	Gross Block					Depreciation				Net Block	
Description	As At 1-4-2001 Rs.	Acquired On Amalgamation# Rs.	Additions/ Adjustment Rs.	Deductions/ Adjustment Rs.	As at 31-3-2002 Rs.	Upto 1-4-2001 Rs.	For the Year Rs.	Deductions Rs.	Upto 31-3-2002 Rs.	As At 31-3-2002 Rs.	As At 31-3-2001 Rs.
OWN ASSETS:											
Leasehold Land	52.83	—	3.85	—	**56.68**	3.77	0.42	—	**4.19**	**52.49**	49.06
Freehold Land	42.99	94.91	21.94	0.10	**159.74**	—	—	—	—	**159.74**	42.99
Development Rights / Producing Properties	1,033.47	—	34.36	—	**1,067.83**	178.52	57.77	—	**236.29**	**831.54**	854.95
Buildings	1,499.45	775.93	238.92	0.14	**2,514.16**	416.13	87.76	0.58	**503.31**	**2,010.85**	1,083.32
Plant & Machinery	21,133.44	17,674.42	1,885.83	258.73	**40,434.96**	10,504.71	3,076.20	187.20	**13,393.71**	**27,041.25**	10,628.73
Electrical Installations	702.08	16.22	11.48	0.54	**729.24**	273.61	73.88	0.09	**347.40**	**381.84**	428.47
Equipments	318.77	193.78	35.79	1.55	**546.79**	125.03	42.89	0.87	**167.05**	**379.74**	193.74
Furniture & Fixtures	120.51	45.42	10.52	1.33	**175.12**	53.29	22.35	0.78	**74.86**	**100.26**	67.22
Vehicles	78.97	16.35	24.01	14.82	**104.51**	50.03	13.35	10.91	**52.47**	**52.04**	28.94
Ships	213.31	1.47	—	—	**214.78**	151.94	8.80	—	**160.74**	**54.04**	61.37
Aircrafts & Helicopters	46.92	—	—	—	**46.92**	26.66	3.27	—	**29.93**	**16.99**	20.26
Jetties	113.25	533.72	—	—	**646.97**	57.84	42.45	—	**100.29**	**546.68**	55.41
Sub-Total	**25,355.99**	**19,352.22**	**2,266.70**	**277.21**	**46,697.70**	**11,841.53**	**3,429.14 ***	**200.43**	**15,070.24**	**31,627.46**	**13,514.46**
LEASED ASSETS:											
Plant & Machinery			19.64		**19.64**		5.02		**5.02**	**14.62**	—
Ships			9.98		**9.98**		1.66		**1.66**	**8.32**	—
Sub-Total	—	—	**29.62**	—	**29.62**	—	**6.68**	—	**6.68**	**22.94**	—
Total	**25,355.99**	**19,352.22**	**2,296.32**	**277.21**	**46,727.32**	**11,841.53**	**3,435.82**	**200.43**	**15,076.92**	**31,650.40**	**13,514.46**
Previous Year	24,330.95	—	1,052.07	27.03	25,355.99	9,214.06	2,636.73	9.26	11,841.53	13,514.46	
Capital Work-in-Progress										**1,533.31**	512.38

NOTES :

a) Leasehold Land includes Rs. 0.21 Crore in respect of which lease-deeds are pending execution.

b) Buildings include :

   i) Cost of shares in Co-operative Societies Rs. 0.01 Crore (Previous Year Rs. 0.01 Crore).

   ii) Rs. 93.20 Crores incurred towards purchase/acquisition of 1,94,819 Equity Shares of Re. 1 each of M/s. Mature Trading & Investments Pvt. Ltd. with a right of occupancy of certain area of a commercial premises.

c) Capital Work-in-Progress includes :

   i) Rs. 64.86 Crores on account of project development expenses. (Previous Year Rs. 6.52 Crores)

   ii) Rs. 477.04 Crores on account of cost of construction materials at site. (Previous Year Rs. 160.23 Crores).

   iii) Rs. 197.62 Crores on account of advance against Capital Expenditure. (Previous Year Rs. 29.23 Crores).

d) Additions include Rs. 294.29 Crores on account of exchange difference during the year.(Previous Year Rs. 551.42 Crores).

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 2,738.50 Crores (Previous Year Rs. 2,770.78 Crores) being the amount added on revaluation of Plant & Machinery as at 01-04-1997

* Refer to Note 4(a) & 4(b), Schedule 'O'

\# Fair value of assets added on amalgamation of Reliance Petroleum Limited, based on valuers' report.

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

(Rs. in Crores)

INVESTMENTS		As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.
A. LONG TERM INVESTMENTS					
Government and other securities					
Unquoted					
	Indira Vikas Patra	**0.51**		0.51	
	Kisan Vikas Patra (Deposited with Sales Tax Dept.) (Rs. 20,000 Previous Year Rs. 20,000)	—		—	
	7 years National savings certificate (Deposited with Sales Tax Dept.) (Rs. 1,000 previous year Rs. NIL)	—		—	
			0.51		0.51
Trade Investments					
In Equity Shares					
Quoted, fully paid up					
6,01,23,886 (6,01,23,886)	Reliance Capital Ltd., of Rs. 10 each	**486.25**		486.25	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Ltd., of Rs. 10 each	**16.58**		16.58	
- (1,27,25,89,200)	Reliance Petroleum Ltd., of Rs. 10 each, (Company under the same management and amalgamated during the year)	—		2,638.37	
		502.83		3,141.20	
Unquoted, fully paid up					
5 (5)	Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops and Warehouse Society Ltd., of Rs. 200 each, (Rs 1,000; Previous Year Rs. 1,000)	—		—	
60 (60)	New Piece Goods Bazar Co. Ltd., of Rs. 100 each, (Rs. 17,000; Previous Year Rs. 17,000)	—		—	
15 (15)	Pandesara Industrial Co-operative Society Ltd., of Rs. 100 each (Rs. 1,500; Previous Year Rs. 1,500)	—		—	
118 (300)	Reliance Petroproducts Private Ltd., of Rs. 10 each, (Rs. 1,180; Previous Year Rs. 3,000)	—		—	
11,08,500 (11,08,500)	Reliance Europe Ltd of Sterling Pound 1 each	**3.93**		3.93	
145 (800)	Reliance Global Trading Private Ltd., of Rs. 10 each, (Rs. 1,450; Previous Year Rs. 8,000)	—		—	
165 (165)	The Art Silk Co-operative Society Ltd., of Rs. 100 each, (Rs. 16,500; Previous Year Rs. 16,500)	—		—	
20 (20)	The Bombay Market Art Silk Co-operative (Shops and Warehouses) Society Ltd., of Rs. 200 each, (Rs. 4,000; Previous Year Rs. 4,000)	—		—	
1,30,00,000 (-)	Petronet V. K. Ltd., of Rs.10 each	**13.00**		—	
26,000 (-)	Petronet C.I. Ltd., of Rs.10 each	**0.03**		—	
1,00,00,000 (-)	Petronet India Ltd., of Rs.10 each	**10.00**		—	
		26.96		3.93	
Unquoted, partly paid up					
225 (225)	Crimpers Industrial Co-operative Society Ltd., of Rs.100 each, Rs. 25 paid up (Rs. 5,625; Previous Year Rs. 5,625)	—		—	
226 (226)	Reliance Global Trading Private Ltd., of Rs.10 each, Rs. 2.50 paid up (Rs. 565; Previous Year Rs. 565)	—		—	
182 (182)	Reliance Petroproducts Private Ltd., of Rs. 10 each, Rs.2.50 paid up (Rs. 455; Previous Year Rs. 455)	—		—	
		—		—	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in Crores)

INVESTMENTS		As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
In Preference Shares					
Unquoted, fully paid up					
1,08,00,000 (1,08,00,000)	14% Cumulative Redeemable Preference Shares of Reliance Ports and Terminals Ltd., of Rs. 100 each	**108.00**		108.00	
37,50,000 (37,50,000)	14% Cumulative Redeemble Preference Shares of Reliance Utilities & Power Ltd., of Rs. 100 each	**37.50**		37.50	
86,00,000 (86,00,000)	6% Cumulative Redeemable Preference Shares of Reliance Enterprises Ltd., of Rs. 100 each	**86.00**		86.00	
2,18,90,000 (2,18,90,000)	14% Cumulative Redeemble Preference Shares of Reliance Salgoankar Power Ltd., of Rs. 10 each	**21.89**		21.89	
12,69,000 (12,69,000)	9% Cumulative Redeemble Preference Shares of Goa Trading Private Ltd., of Rs. 100 each	**12.69**		12.69	
		266.08		266.08	
In Warrant Equity Shares					
Quoted, partly paid up					
- (16,02,52,100)	Warrant Equity Shares 2001 of Reliance Petroleum Ltd., Rs. 10 each, Rs. 3 paid up (Company under the same management and amalgamated during the year)	—		48.08	
		—		48.08	
In Debentures					
Unquoted, fully paid up					
6,40,140 (6,40,140)	Deep Discount Bonds of Reliance Communcations Infrastructure Ltd., (formerly Reliance Infocom Ltd.) of Maturity Value of Rs. 1,00,000 each (Company under the same management)	**1,600.02**		1,600.02	
- (1,60,260)	Deep Discount Bonds of Reliance Power Ltd., of Maturity Value of Rs. 1,00,000 each	—		400.01	
13,752 -	Deep Discount Bonds of Reliable Internet Services Ltd., of Maturity Value of Rs. 1,00,000 each	**70.00**		-	
		1,670.02		2,000.03	
			2,465.89		5,459.32
In Equity Shares of Subsidiary Companies					
Unquoted, fully paid up					
2,10,070 (2,10,070)	Vimal Fabrics Ltd., of Rs.10 each	**0.21**		0.21	
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Ltd., of Rs.10 each	**147.50**		147.50	
20,20,000 (20,20,000)	Reliance Power Venture Ltd., of Rs. 10 each	**2.02**		2.02	
20,20,000 (20,20,000)	Reliance Ventures Ltd., of Rs. 10 each	**2.02**		2.02	
45,000 (-)	Reliance LNG Private Ltd., of Rs. 10 each	**0.05**		—	
11,120 (11,120)	Reliance Infocom BV., of 100 EURO Each	**4.48**		4.48	
88,77,561 (-)	Reliance Petroinvestments Ltd., of Rs. 10 each (ceased to be a subsidiary with effect from 17/4/2002)	**8.22**		—	
20,20,200 (-)	Reliance Strategic Investments Ltd., of Rs.10 each	**2.02**		—	
	Reliance Technologies LLC #	**17.54**		16.40	
		184.06		172.63	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in Crores)

INVESTMENTS		As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
In Debentures of Subsidiary Companies					
Unquoted, fully paid up					
2,79,90,000 (2,79,90,000)	8.25% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Ltd., of Rs. 100 each	**279.90**		279.90	
8,83,143 (8,83,143)	Zero Coupon Optionally Convertible Unsecured Debentures of Reliance Industrial Investments and Holdings Ltd., of Rs. 5,000 each	**441.58**		441.58	
		721.48		721.48	
			905.54		894.11
Other Investments					
In Equity Shares					
Quoted, fully paid up					
15,51,549 (15,51,549)	BSES Ltd., of Rs.10 each	**33.73**		33.73	
- (71,67,781)	Larsen & Toubro Ltd., of Rs.10 each	—		163.95	
		33.73		197.68	
Unquoted, fully paid up					
51,02,080 (51,02,080)	Reliance Telecom Ltd., of Rs. 10 each	**5.10**		5.10	
31,50,00,000 (25,00,00,000)	Reliance Infocomm Ltd., (formerly Reliance Communications Ltd.) of Re 1 each (Company under the same management)	**31.50**		25.00	
2,55,00,175 (10,20,00,700)	Reliance General Insurance Company Ltd., of Rs. 10 each*	**25.50**		102.00	
500,175 (20,00,700)	Reliance Life Insurance Company Ltd., of Rs. 10 each*	**0.50**		2.00	
81,00,00,000 (-)	Reliance Communcations Infrastructure Ltd., (formerly Reliance Infocom Ltd.) of Re 1 each (Company under the same management)	**81.00**		—	
1,000 (1,000)	Air Control and Chemical Engineering Co. Ltd., of Rs. 100 each	**0.01**		0.01	
		143.61		134.11	
			177.34		331.79
	TOTAL (A)		**3,549.28**		6,685.73
B. CURRENT INVESTMENTS					
Other Investments					
In Units					
Quoted					
85,600 (85,600)	Unit Scheme 1964, Unit Trust of India of Rs. 10 each (Deposited with Mumbai Port Trust)	**0.08** @		0.13	
1,59,900 (161,100)	SBI Magnum Multiplier Plus 1993 of Rs. 10 each.	**0.16**		0.16	
		0.24		0.29	
Unquoted					
- (2,78,49,807)	Reliance Income Fund - Growth Plan of Rs. 10 each	—		40.09	
23,91,77,917.293 (-)	Reliance Liquid Fund of Rs. 10 each	**300.64**		—	
		300.64		40.09	
	TOTAL (B)		**300.88**		40.38
	TOTAL (A+B)		**3,850.16**		6,726.11

\# Investment in Reliance Technologies LLC represents 90% Membership Interest.

* Ceased to be Subsidiaries during the year.

@ Is the net of provision for diminution in value of Rs. 0.05 Crore.

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (contd.)

(Rs. in Crores)

INVESTMENTS	As at 31st March, 2002		As at 31st March, 2001	
AGGREGATE VALUE OF	**Book Value Rs.**	**Market Value Rs.**	Book Value Rs.	Market Value Rs.
Quoted Investments	**536.80**	**373.69**	3,387.25	7,084.05
Unquoted Investments	**3,313.36**		3,338.86	

The Company has not provided for diminution in market value of long term quoted investments which is lower by Rs. 163.11 Crores as compared to the book value, as the decline in market value is considered temporary.

Movements during the year Purchased and Sold	**Face Value Rs.**	**Nos.**	**Cost (Rs. in Crores)**
Equity Shares			
Larsen & Toubro Ltd.	10	24,584,585	393.62
Reliance Infoinvestments Pvt. Ltd.	10	210,000	0.21
Recron Infoinvestments Ltd.	10	202,020	0.20
	Face Value Rs.	**Nos. (In Crores)**	**Cost (Rs. in Crores)**
Mutual Fund Units			
Reliance Liquid Fund (Treasury Plan)	10	634.55	8,414.78
Reliance Liquid Fund (Serial Plan)	10	9.79	160.64
Reliance Income Fund (Growth Plan)	10	506.50	5,119.25
	Face Value Rs.	**Nos.**	**Cost (Rs. in Crores)**
Deep Discount Bonds			
Reliance Power Ltd.	100,000.00	24,960	200.00
Reliance Elastometers Pvt. Ltd.	1,000.00	124,995	12.50
Reliance Chemicals Pvt. Ltd.	1,000.00	81,181	8.12
Reliance Chemicals Pvt. Ltd.	100,000.00	17	0.17
Reliance Petrosynth Pvt. Ltd.	100,000.00	333	3.33
Reliance Industrial Enterprises Pvt. Ltd.	100,000.00	3,816	38.16

Schedules forming part of the Balance Sheet

SCHEDULE 'G'

CURRENT ASSETS	As at 31st March, 2002 Rs.	Rs.	(Rs. in Crores) As at 31st March, 2001 Rs.	Rs.
INVENTORIES				
Stores, Chemicals and Packing Materials	844.34		720.12	
Raw Materials	2,450.39		378.56	
Stock-in-Process	519.83		177.74	
Finished Goods	1,159.51		1,023.43	
		4,974.07		2,299.85
SUNDRY DEBTORS (Unsecured) #				
Over six months				
Considered good	112.06		129.40	
Considered doubtful	108.47		56.80	
	220.53		186.20	
Less : Provision for doubtful debts	108.47		56.80	
	112.06		129.40	
Others, considered good	2,610.40		1,004.77	
		2,722.46		1,134.17
CASH AND BANK BALANCES				
Cash on hand	1.49		1.30	
Balance with Banks				
In Current Accounts with Scheduled Banks	187.34		66.90	
In Fixed Deposit Accounts:				
With Scheduled Banks	1,571.88		32.43	
		1,760.71		100.63
OTHER CURRENT ASSETS				
Interest Accrued on Investments		428.12		85.13
		9,885.36		3,619.78

Sundry Debtors include Rs. 166.57 Crores (Previous Year Rs. 219.49 Crores) from Reliance Communications Infrastructure Limited (formerly Reliance Infocom Limited) and Rs. 0.10 Crore (Previous Year Rs. NIL) from Reliance Infocomm Limited (formerly Reliance Communications Limited), companies under the same management.

SCHEDULE 'H'

LOANS AND ADVANCES	As at 31st March, 2002 Rs.	Rs.	(Rs. in Crores) As at 31st March, 2001 Rs.	Rs.
UNSECURED - (CONSIDERED GOOD)				
Loans to subsidiary companies		2,988.98		2,922.58
Advances recoverable in cash or in kind or for value to be received		5,932.84		1,863.99
Deposits		499.33		572.74
Balance with Customs, Central Excise Authorities, etc.		144.15		143.42
		9,565.30		5,502.73

Advances include:

(i) Rs 0.20 Crore to Officers of the Company (Maximum amount outstanding at any time during the year Rs 0.21 Crore).

(ii) Rs. 109.14 Crores towards Shares / Debentures Application money pending allotment (Previous Year Rs 99.21 Crores).

(iii) Rs. 2,213.00 Crores (Previous Year Rs. 10.00 Crores) towards equity share application money pending allotment to Reliance Communications Infrastructure Limited (formerly Reliance Infocom Limited), a Company under the same management.

(iv) Rs. 42.29 Crores (Previous Year Rs. NIL) receivable from Reliance Communication Infrastructure Limited (formerly Reliance Infocom Limited) and Rs. 16.39 Crores (Previous Year Rs. NIL) receivable from Reliance Infocomm Limited (formerly Reliance Communications Limited), companies under the same management, towards net investment in finance Leases given.

Schedules forming part of the Balance Sheet

SCHEDULE 'I'

(Rs.in Crores)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
CURRENT LIABILITIES				
Sundry Creditors - Small scale Industries	1.46 #		4.72	
Others	6,021.90 *		3,854.50	
Liability for Leased assets	24.70		—	
Unclaimed Dividend	35.00		28.58	
Interest accrued but not due on loans	389.23		223.00	
		6,472.29		4,110.80
PROVISIONS				
Provision for Wealth Tax	24.16		17.85	
Provision for Income Tax	486.80		330.55	
Provision for Gratuity, Superannuation and Leave Encashment	36.30		21.57	
Proposed Dividend	663.28		447.85	
Tax on Dividend	—		45.68	
		1,210.54		863.50
		7,682.83		4,974.30

Small scale industrial undertakings to whom amounts are due has been determined based on the information available with the Company and are as follows:

Aaa Packaging Technology, Aditya Forge Ltd., Aksh India Ltd., Alliance Fittings & Forgings Limited, Anil Industrial Components, Anthia Machine Tools, Arham Steels Pvt Ltd., Ashar Industrial Corporation, Associated Products, Atisha Engineers, Baliga Lighting, Equipment, Bhavani Spring Works, Bilimoria (India), Bliss Anand Pvt Ltd., Brajesh Packaging Pvt.Ltd., Care Office Equipment Pvt. Ltd., CEAG Flameproof Control Gears P Ltd., Chandresh Cables Limited, Chokshi Graphics, Comet Brass Products, Comet Engineers, Drofketal Chemicals India Pvt. Ltd. EBY Fasteners, Electro Engineering Co Pvt Ltd., Elgi Electric And Industries Limited, Elite Printers, Essar Enterprises, Fine Polycolloids Pvt.Ltd., Globe Electrical Industries, H R Industries, Hemal Enterprise, Hi-Tech Paper Products, Horizon Offset, Igp Engineers Private Limited, Industrial Equipments Suppliers, J J Engineering Works, J.B.Industries, J.B.Packaging, Jay Nakoda Industries, Jyoti Paper Products, K.V.Fire Chemicals (India) Pvt.Ltd., Kantilal Chunilal & Sons Appliances Pvt Ltd., Kumar Tex Industries, Kwality Die Fabricators, Laxmi Air Control (P) Ltd., Malli Polymer Pvt.Ltd., Manlon Engineers Pvt.Ltd., Metabrite Industries, Metro Brush Works, Micro Engineering Pvt Ltd., Moksha Thermoplastics P.Ltd., MS Fittings Mfg Co, MTL Instruments Pvt Ltd., Nec Containers Pvt Ltd., Nippon Chemicals, Nitro Polymers, Omicron Unique Products, Paras Gears Pvt.Ltd., Paras Plastic, Pioneer Fabrics & Packaging P.Ltd., PLA Chem Industries, Polytech Industries, Praful Traders, Precise Tools, Precision Engineering Company, Programmed Engg Products Pvt Ltd., Pushpanjali Enterprises, Pooja Paper Crafts, Radha Madhav Industries, Ravi Industries, Revathi Electronic & Controls, Sajitha Traders & Engineering Works, Saurashtra Packaging, Semitronik Systems, Serve Tex Engineers, Sheeba Fabricators, Shiv Ganga Paper Converters (P) Ltd., Shree Ambica Textile Works, Shree Laxmi Krupa Engineering Works, Shree Mahesh Engineering Works, Shree Ram Engineers, Shyam Enterprise, Sigma Industries, SIP Tools, Sterdill Equipments Pvt Ltd., Sukhvir Engineering Works, Sunrise Paper & Board Mills, Supertex, Suveg Electronics, Satyam Pharma Chem Pvt. Ltd., Sanghvi Packers, T P Refrigeration, Topack Ceramics Pvt. Ltd., Tex Tube Mfg. Co., Universal Welding Works, V M Corporation, Vikrant Engineers, Vinay Electricals, Viral Electricals, Wadhwa Polyfilms Pvt. Ltd.

The outstandings are within the period of agreed terms.

* Includes for capital expenditure Rs. 176.16 Crores. (Previous Year Rs. 104.72 Crores)

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in Crores)

OTHER INCOME	2001-2002 Rs.	Rs.	2000-2001 Rs.	Rs.
Dividends :				
From Current Investments	0.01		0.01	
From Long Term Investments	23.77		20.10	
		23.78		20.11
Interest Received :				
From Current Investments	5.08		132.18	
From Long Term Investments	310.94		28.49	
From Others	225.09		40.90	
[Tax Deducted at source Rs. 56.53 Crores; (Previous Year Rs. 5.17 Crores)]				
		541.11		201.57
Profit/(Loss) on Sale of Investments (net)				
Current	39.43		13.41	
Long Term	(4.26)	35.17	0.28	13.69
Profit on Sale of Fixed Assets		4.08		0.41
Discount on Buyback of Bonds/Redemption of Debentures		4.95		98.11
Miscellaneous Income		173.25		48.74
		782.34		382.63

Schedules forming part of the Profit and Loss Account

SCHEDULE 'K'

VARIATION IN STOCKS	2001-2002 Rs.	Rs.	(Rs. in Crores) 2000-2001 Rs.	Rs.
STOCK-IN-TRADE (at close)				
Finished goods	1,159.51		1,023.43	
Stock-in-process	519.83		177.74	
		1,679.34		1,201.17
STOCK-IN-TRADE (at commencement)				
Finished goods	1,023.43		787.14	
Stock-in-process	177.74		96.09	
	1,201.17		883.23	
Add : On Amalgamation				
Finished goods	603.60		—	
Stock-in-process	782.40		—	
	1,386.00		—	
		2,587.17		883.23
		(907.83)		317.94

SCHEDULE 'L'

MANUFACTURING AND OTHER EXPENSES	2001-2002 Rs.	Rs.	(Rs. in Crores) 2000-2001 Rs.	Rs.
RAW MATERIALS CONSUMED		26,489.41		9,430.09
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	1,120.41		806.15	
Electric Power, Fuel and Water	739.62		987.86	
Machinery Repairs	102.23		70.78	
Building Repairs	28.35		22.22	
Labour, Processing and Machinery Hire Charges	146.20		112.89	
Excise Duty provided on Stocks	(33.04)		(1.99)	
Lease Rent	47.91		31.26	
Exchange Differences (Net)	123.35	2,275.03	(594.16)	1,435.01
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	440.50		335.33	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	57.15		46.42	
Employee's Welfare and other amenities	71.73	569.38	59.32	441.07
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	23.85		37.23	
Brokerage, Discount and Commission	122.43		328.55	
Warehousing and Distribution Expenses	960.78		388.39	
Sales Tax including defeased	213.94		7.61	
Provision for Doubtful Debts	51.67	1,372.67	(5.80)	755.98
ESTABLISHMENT EXPENSES				
Insurance	120.62		38.87	
Rent	20.43		27.92	
Rates and Taxes	101.86		115.59	
Other Repairs	62.71		32.17	
Travelling Expenses	46.36		35.74	
Payment to Auditors	3.66		2.56	
Professional Fees	198.89		128.67	
Loss on Sale / Discarding of Fixed Assets	18.27		2.80	
General Expenses	293.78		164.48	
Wealth Tax	6.00		4.50	
Charity and Donations	30.07	902.65	30.39	583.69
		31,609.14		12,645.84
Less : Project development expenses (net)		1.81		1.30
		31,607.33		12,644.54

Schedules forming part of the Profit and Loss Account

SCHEDULE 'M'

INTEREST

(Rs. in Crores)

	2001-2002 Rs.	2001-2002 Rs.	2000-2001 Rs.	2000-2001 Rs.
Debentures		**1,377.65**		918.97
Fixed Loans		**299.12**		166.99
Others		**148.33**		130.03
		1,825.10		1,215.99

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, except for certain fixed assets which have been revalued.

B. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and estimates are recognised in the period in which the results are known/materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat and includes amounts added on revaluation, less accumulated depreciation. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

b) (i) Finance leases prior to 1st April, 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalised.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from these assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Depreciation

Depreciation on fixed assets has been provided on written down value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except: on fixed assets pertaining to crude oil refining, polypropylene complex and support services situated at Jamnagar, depreciation has been charged on straight line method (SLM); on fixed bed catalyst depreciation has been provided over its useful life ranging from 3 to 5 years; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets, depreciation has been provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation has been provided in proportion of oil and gas production achieved; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on revalued assets depreciation has been charged over the residual life of the assets; on assets acquired under finance lease from 1st April, 2001 depreciation is provided over the lease term.

F. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(b) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are translated at year end rates and those covered by forward exchange contracts are translated at the rate ruling on the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognised over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) Branch income and expenses are translated at average rate. Branch monetary assets and liabilities are translated at year-end rates. Non monetary items are translated at the rates on the date of transaction.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

G. Investments

Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

H. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprise of all cost of purchase, cost of conversion and other cost incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products is determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

I. Gross Turnover / Turnover

a) Gross Turnover includes sale of goods, services, inter divisional transfers, sales tax and excise duty and sales during trial run period; adjusted for discounts and gain/loss on corresponding hedge contracts.

b) Turnover represents gross turnover excluding inter divisional transfers.

J. Excise Duty and Sales Tax

Excise Duty has been accounted on the basis of both payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales Tax charged to Profit and Loss Account includes payments made for assignment of deferred sales tax liabilities.

K. Employee Retirement Benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of actuarial valuation.

L. Research and Development Expenses

Expenditure relating to capital items is debited to fixed assets and depreciated at applicable rates. Revenue expenditure is charged to Profit and Loss Account of the year in which they are incurred.

M. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

N. Commodity Hedging Transactions

The Commodity hedging contracts are accounted on the date of their settlement and realised gain/ loss in respect of settled contracts are recognised in the profit and loss account, along with the underlying transactions.

O. Accounting for Oil and Gas Activity

Assets and liabilities as well as income and expenditure are accounted on the basis of available information on line by line basis with similar items in the company's financial statements, according to the participating interest of the company in respect of the un-incorporated joint ventures.

P. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961.

Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future.

Q. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company is amortised over 60 months.

R. Issue Expenses

Issue Expenses pertaining to the projects are capitalised.

Notes on Accounts

SCHEDULE 'O'

1. (a) The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

   (b) The figures for the current year include figures of erstwhile Reliance Petroleum Limited (RPL) which is amalgamated with the Company with effect from 1st April, 2001 and are therefore to that extent not comparable with those of the previous year.

   (c) Figures have been presented in 'Crores' of rupees with two decimals in accordance with the approval received from the Company Law Board. Figures less than Rs. 50,000 have been shown at actuals in brackets.

2. (a) In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated 7th June, 2002 of Hon'ble High Court of Bombay and the order dated 13th September, 2002 of the Hon'ble High Court of Gujarat, Reliance Petroleum Limited ("RPL" - whose core business is refining of crude oil) has been amalgamated with the Company with effect from 1st April, 2001.

   (b) In accordance with the said Scheme :

   (i) The assets, liabilities, rights and obligations of RPL have been vested in the Company with effect from 1st April, 2001 and have been recorded at their respective fair values under the purchase method of accounting for amalgamation.

   (ii) 34,26,20,509 Equity shares of Rs. 10 /- each are to be issued as fully paid-up to the shareholders of RPL, without payment being received in cash, and pending allotment, these have been shown under the head "Equity Share Suspense" net of calls in arrears of Rs. 0.33 Crore.

   (iii) Equity Share Suspense includes 10,46,60,154 shares of Rs. 10/- each to be allotted to the trust created by Reliance Industrial Investments Holdings Limited, a wholly owned subsidiary of the Company against its investments in RPL.

   (iv) Excess of fair value of net assets taken over by the Company over the paid up value of equity shares to be issued and allotted and the carrying amount of shares held by the Company in RPL has been dealt with as under:

   Rs. 130.17 Crores, representing Debenture Redemption Reserve in RPL books, has been credited to Debenture Redemption Reserve;

   Rs. 0.65 Crore representing Capital Reserve in RPL books, has been credited to Capital Reserve;

   Rs. 1,071.50 Crores representing balance in Profit and Loss Account in RPL books, has been credited to Profit and Loss Account and net balance of Rs. 10,739.67 Crores has been credited to Securities Premium Account. As required by Accounting Standard (AS-14) on Accounting for Amalgamation issued by the Institute of Chartered Accountants of India, these reserves have been accounted as prescribed in the Scheme. Had the Scheme not prescribed this treatment, these amounts would have been credited to Capital Reserve.

   The computation of the amount credited to Securities Premium Account is as under:

	(Rs. in Crores)	(Rs. in Crores)
Fair value of Assets		
— Fixed Assets	20,644.12	
— Net Current Assets	1,426.23	
— Investments	413.46	
Fair value of Assets	22,483.81	
Less : Loan Liabilities	7,492.13	
Fair value of Net Assets taken over		**14,991.68**
Less:		
Consideration Payable (34,26,20,509 equity shares of Rs 10 each)	342.62	
Cancellation of Investment of RIL in RPL	2,686.45	
Stamp Duty Payable on Amalgamation	25.00	
Debenture Redemption Reserve	130.17	
Capital Reserve	0.65	
Profit and Loss Account	1,071.50	
Calls in Arrears	(4.38)	
		4,252.01
Amount taken to Securities Premium Account on amalgamation		**10,739.67**

   (v) Consequent to the Court Orders, the authorised share capital will be increased to Rs. 3,000 Crores consisting of 250,00,00,000 equity shares of Rs. 10 each and 50,00,00,000 Preference Shares of Rs. 10 each.

3. Gross Turnover includes inter divisional transfers of Rs. 11,715.69 Crores (Previous Year Rs. 4,984.08 Crores) and Income from services of Rs. 330.00 Crores (Previous Year Rs. 137.66 Crores)

Notes on Accounts

SCHEDULE 'O' (Contd.)

4. (a) The company has changed the method of depreciation from straight line method to written down value method, with effect from 1-4-2001 for Aromatics complex situated at Jamnagar, to provide for earlier replacement on account of technological advancement.

In compliance with the Accounting Standards (AS-6), on Depreciation Accounting issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning on these assets at WDV rates applicable to those years. Consequent to this there is an additional depreciation charge of Rs. 450.16 Crores which relates to the previous years and an equivalent amount has been withdrawn from the General Reserve and credited to the Profit and Loss Account.

Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 238.02 Crores excluding the charge relating to the previous years.

Consequently, the Net Block of Fixed Assets and Reserves and Surplus are lower by Rs. 688.18 Crores.

(b) The Gross Block of Fixed Assets include Rs. 2,738.50 Crores (Previous Year Rs 2,770.78 Crores) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 169.52 Crores (Previous Year Rs 236.59 Crores) and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

5. The expenditure on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit and Loss Account of subsequent accounting period aggregate to Rs.133.61 Crores. (Previous Year Income of Rs 0.83 Crore).

6. Extraordinary Income includes income of Rs 358.34 Crores, on account of sale of equity shares of Larsen and Toubro Limited and Rs. 53.36 Crores on account of Insurance claims received against the damage caused by the earthquake of January, 2001.

7. (a) Payment to Auditors :

	2001-2002	(Rs. in Crores) 2000-2001
i) Audit Fees	**1.47**	1.16
ii) Tax Audit Fees	**0.53**	0.47
iii) For Certification and Consultation in finance and tax matters	**1.41**	0.68
iv) Expenses reimbursed	**0.21**	0.21
	3.62	2.52
(b) Cost Audit Fees	**0.04**	0.04

8. Managerial Remuneration :

	2001-2002	(Rs. in Crores) 2000-2001
i) Salaries	**2.35**	2.35
ii) Perquisites	**2.04**	2.04
iii) Sitting Fees (Paid by erstwhile RPL)	**0.03**	—
iv) Commission	**30.12**	22.69
v) Contribution to Provident Fund and Superannuation Fund	**0.59**	0.59
vi) Provision for Gratuity	**0.45**	0.10
	35.58	27.77

Notes on Accounts

SCHEDULE 'O' (Contd.)

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956.

(Rs. in Crores)

	2001-2002	2000-2001
Profit before Taxation	**4,428.70**	2,780.62
Add: Depreciation as per accounts	**2,816.14**	1,565.11
Provision for Doubtful Debts / (Written Back)	**51.67**	(5.80)
Loss on Sale of Fixed Assets	**18.27**	2.80
Managerial Remuneration	**35.30**	27.08
	7,350.08	4,369.81
Less: Depreciation as per Section 350 of Companies Act 1956	**3,435.82**	1,565.11
Discount on Buyback of Bonds/Redemption of Debentures	**4.95**	98.11
Profit on Sale of Fixed Assets	**4.08**	0.41
Profit on Sale of Investments	**393.51**	13.69
Net Profit for the year	**3,511.72**	2,692.49
Salaries, Perquisites and Commission @ 1.00 % of the above.	**35.12**	26.92
Less: Salaries, Perquisites and Sitting Fees of Directors eligible for commission	**5.00**	4.23
Balance commission	**30.12**	22.69

9. A sum of Rs. 7.07 Crores (net debit) (Previous Year Rs. 3.01 Crores (net debit) is included in General Expenses representing Net Prior Period Items.

10. The company has an investment of Rs. 0.21 crore in the Share Capital, loan of Rs. 11.96 Crores in Vimal Fabrics Ltd. (VFL), a wholly owned subsidiary company. The Company also has an investment of Rs. 17.54 Crores in the capital of Reliance Technologies LLC (RTLLC), representing 90% membership interest. The losses of VFL and RTLLC exceed their paid-up Capital and Reserves as on 31st March, 2002. In view of the long-term involvement of the company in the said companies, no provision has been made in the accounts for the loss that may arise.

11. (a) Fixed assets taken on finance lease prior to April 1,2001, amount to Rs. 330.23 Crores. (Previous year Rs. 344.66 Crores). Future obligations towards lease rentals under the lease agreements as on 31st March, 2002 amount to Rs. 97.13 Crores (Previous year Rs. 38.78 Crores) as follows:

	(Rs. in Crores)
Within one year	**27.52**
Later than one year and not later than five years	**67.05**
Later than five years	**2.56**
Total	**97.13**

(b) The Company has acquired certain items of Plant & Machinery and Ships on finance lease after 1st April, 2001, amounting to Rs. 29.62 Crores. The minimum lease rentals outstanding as of 31st March, 2002 in respect of these assets are as follows:

(Rs. in Crores)

Due	**Total Minimum Lease Payments outstanding as on 31.03.2002**	**Future interest on Outstanding**	**Present value of Minimum Lease Payments**
Within one year	8.93	0.51	8.42
Later than one year and not later than five years	18.69	2.60	16.09
Later than five years	0.37	0.18	0.19
Total	27.99	3.29	24.70

(c) General description of lease terms

i) Lease rentals are charged on the basis of agreed terms.
ii) Assets are taken on lease over a period of 3 to 15 years.

Notes on Accounts

SCHEDULE 'O' (Contd.)

12. a) Assets given on finance lease on or after 1st April, 2001

(Rs. in Crores)

Particulars	**Total**	**Not later than one year**	**Later than one year and not later than five years**	**Later than five years**
Gross investment	112.93	11.37	45.49	56.07
Less: Unearned finance income	54.25	8.32	28.32	17.61
Present value of minimum lease rentals	58.68	3.05	17.17	38.46

b) General description of lease terms
   i) Lease rentals are charged on the basis of agreed rate of interest.
   ii) Assets are given on lease for a period of ten years.

c) Miscellaneous Income includes income from lease of Rs. 0.59 Crore (Previous Year Rs. NIL).

13. As per Accounting Standard (AS-22) on Accounting for taxes on Income issued by the Institute of Chartered Accountants of India, the provision for deferred tax as at 1.4.2001 has been computed at Rs.1,064.82 Crores, and is charged to revenue reserves. The deferred tax liability as at 31st March, 2002 comprises of the following:

(Rs. in Crores)

a. Deferred Tax Liability		
Related to Fixed Assets		2,289.70
b. Deferred Tax Assets		
Disallowances under Income Tax Act, 1961	188.90	
Provision for Doubtful Debts	39.98	228.88
c. Provision for Deferred Tax Liability (Net)		2,060.82

14. EARNINGS PER SHARE

(Rs. in Crores)

	2001-2002	2000-2001
a. Net Profit available for equity shareholders (Numerator used for calculation)	**3,242.70**	2,645.62
b. Weighted Average No. of equity shares used as denominator for calculating EPS (Including shares to be issued to erstwhile RPL shareholders)	**138,83,25,291**	1,05,37,57,027
c. Basic and Diluted Earnings per share (Rs.) (Equity Share of face value of Rs. 10 each)	**23.36**	25.11

Notes on Accounts

SCHEDULE 'O' (Contd.)

15. As per Accounting Standard (AS-18) on Related party disclosures issued by the Institute of Chartered Accountants of India, the disclosure of transactions with the related party as defined in the Accounting Standard are given below:

(i) List of Related Parties with whom transactions have taken place and Relationships :

Sr No.	Name of the Related Party	Relationship
1	Vimal Fabrics Limited	Subsidiary Companies
2	Reliance Industrial Investments and Holdings Limited	
3	Reliance Power Ventures Limited	
4	Reliance Ventures Limited	
5	Reliance Petroinvestments Limited	
6	Reliance Strategic Investments Limited	
7	Reliance LNG Private Limited	
8	Reliance Infocom Inc.	
9	Reliance Technologies LLC.	
10	Reliance Infocom B.V.	
11	Reliance Life Insurance Company Limited (Subsidiary upto 14th January, 2002)	Associate Companies & Joint Ventures
12	Reliance General Insurance Company Limited (Subsidiary upto 14th January, 2002)	
13	Reliance Capital Limited	
14	BSES Limited	
15	Reliance Infocomm Limited (formerly Reliance Communications Limited)	
16	Reliance Communications Infrastructure Limited (formerly Reliance Infocom Limited)	
17	Reliance Telecom Limited	
18	Reliance Industrial Infrastructure Limited	
19	Reliance Europe Limited	
20	Reliance Ports and Terminals Limited	
21	Reliance Utilities and Power Limited	
22	Reliance Salgaoncar Power Company Limited	
23	Reliance Enterprises Limited	
24	Reliance Global Trading Private Limited	
25	Unincorporated Oil & Gas Joint Ventures	
26	Late Sh. Dhirubhai H. Ambani	Key Management Personnel
27	Sh. Mukesh D. Ambani	
28	Sh. Anil D. Ambani	
29	Sh. Nikhil R. Meswani	
30	Sh. Hital R. Meswani	
31	Sh. H. S. Kohli	
32	Sh. R. H. Ambani	Relatives of Key Management Personnel
33	Smt. K. D. Ambani	
34	Dhirubhai Ambani Foundation	Others
35	Jamnaben Hirachand Ambani Foundation	
36	Hirachand Govardhandas Ambani Public Charitable Trust	

Notes on Accounts

SCHEDULE 'O' (Contd.)

(ii) Transactions during the year with related parties: (Rs. in Crores)

Sr. No.	Nature of Transaction	Subsidiaries	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
A)	**Loans**						
	Taken during the year		31.40				31.40
	Repaid during the year		65.59				65.59
	Balance as at 31st March, 2002		10.00				10.00
B)	**Fixed Assets/ Capital Work in Progress**						
	Assets taken on Lease during the year		29.62				29.62
	Balance of Assets taken on Lease as at 31st March, 2002		207.43				207.43
	Assets given on Lease during the year		58.68				58.68
	Assets purchased during the year		4.66		2.25		6.91
	Assets sold during the year			0.08			0.08
C)	**Investments**						
	Purchased during the year	99.46	406.54				506.00
	Sold during the year		78.00				78.00
	Balance as at 31st March, 2002	905.52	2,537.70				3,443.22
D)	**Interest accrued on Investments**	18.38	398.47				416.85
E)	**Sundry Debtors as at 31st March, 2002**		166.94				166.94
F)	**Loans & Advances**						
(a)	**Loans**						
	Given during the year	257.96	14,006.73				14,264.69
	Returned during the year	191.57	12,833.16				13,024.73
	Balance as at 31st March, 2002	2,988.98	1,926.52				4,915.50
(b)	**Advances recoverable in cash or in kind**						
	Given during the year		2,235.46				2,235.46
	Returned during the year		53.70				53.70
	Balance as at 31st March, 2002		2,322.14				2,322.14
(c)	**Deposits**						
	Given during the year		40.00				40.00
	Returned during the year		2.83				2.83
	Balance as at 31st March, 2002		42.74				42.74
G)	**Sundry Creditors**						
	Balance as at 31st March, 2002	0.12	1,155.31				1,155.43
H)	**Turnover**		582.22				582.22
I)	**Other Income**						
	Dividend		20.29				20.29
	Interest Received	23.09	415.66				438.75
	Lease Rental Income		0.59				0.59
	Miscellaneous Income		98.00				98.00
J)	**Purchases**		0.09				0.09
K)	**Expenditure**						
	Interest Paid		40.93				40.93
	Payments to and provisions for Directors			35.58			35.58
	Sitting Fees (Rs 28,690)				—		—
	Electric Power, Fuel and Water		420.13				420.13
	Rent		3.00				3.00
	Telephone Charges		2.99				2.99
	Lease Rentals		56.69				56.69
	Professional Fees		18.09				18.09
	Charter Hire Charges		10.52				10.52
	Insurance Premium		49.55				49.55
	Assignment of Liability		167.09				167.09
	Tank Farm Charges		6.20				6.20
	Hire Charges		46.55				46.55
	Donations					26.89	26.89
	Warehousing and Distribution Charges		830.51				830.51
	Others		1.25				1.25
L)	**Guarantees Issued**						
	Financial Guarantees		624.40				624.40
	Performance Guarantees		3,548.77				3,548.77

Note: Related Party disclosure for previous year is not included in above, as Accounting Standard (AS-18) issued by the Institute of Chartered Accountant of India has become mandatory from 1st April, 2001.

Notes on Accounts

SCHEDULE 'O' (Contd.)

16. As per Accounting Standards (AS-21), on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the Company has presented Consolidated Financial Statement including subsidiaries separately in this annual report.

17. Miscellaneous Expenditure (to the extent not written off / or adjusted) of Rs. 62.86 Crores (Previous Year Rs. NIL) represents unamortised portion of amount disbursed on account of Employees Seperation Scheme announced at Naroda during the year.

18. **PROJECT DEVELOPMENT EXPENDITURE**

(in respect of Projects upto 31st March, 2002 included under Capital work in progress)

(Rs. in Crores)

	2001-2002		2000-2001	
	Rs.	**Rs.**	Rs.	Rs.
Opening Balance		**6.52**		8.73
Add: On Amalgamation		**83.84**		—
Project Development Expenditure transferred from Profit and Loss Account	**1.81**		1.30	
Interest Capitalised	**67.49**	**69.30**	12.57	13.87
		159.66		22.60
Less: Project Development Expenses Capitalised during the year		**94.80**		16.08
Closing Balance		**64.86**		6.52

19. **Additional Information**

(Rs. in Crores)

	As at 31st March 2002	As at 31st March 2001
(a) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for	**453.12**	221.43
(b) Uncalled liability on partly paid Shares/ Warrant Equity Shares (Rs 19,935)	**—**	432.68
(c) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit	**235.50**	244.75
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties	**624.40**	861.40
(iii) Liability in respect of bills discounted with Banks	**19.19**	312.81
(iv) Claims against the Company / disputed liabilities not acknowledged as debts	**357.32**	386.97
(v) Sales tax deferral liability assigned	**2,511.71**	235.27

(d) The Income-Tax assessments of the Company have been completed up to Assessment Year 1999-2000. The disputed demand outstanding up to the said Assessment Year is Rs. 233.32 Crores. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced in respect of disputed matters which are pending in appeals.

Notes on Accounts

SCHEDULE 'O' (Contd.)

20. **LICENSED AND INSTALLED CAPACITY**
(As certified by the Management)

				Licensed Capacity		Installed Capacity	
			UNIT	**2001-2002**	2000-2001	**2001-2002**	2000-2001
a		Refining of Crude Oil	Mill. MT	**N.A.**	N.A.	**27**	-
b	i	Ethylene	MT	**1,550,000**	1,550,000	**750,000**	750,000
	ii	Propylene	MT	**755,000**	755,000	**365,000**	365,000
	iii	Benzene	MT	**291,000**	291,000	**291,000**	291,000
	iv	Toluene	MT	**197,000**	197,000	**197,000**	197,000
	v	Xylene	MT	**165,000**	165,000	**165,000**	165,000
	vi	Butadine & Other C4s	MT	**465,000**	465,000	**225,000**	225,000
c	i	Paraxylene	MT	**1,646,000**	1,646,000	**1,646,000**	1,646,000
	ii	Orthoxylene	MT	**150,000**	150,000	**150,000**	150,000
d	i	Mono Ethylene Glycol	MT	**600,000**	600,000	**300,000**	300,000
	ii	Higher Ethylene Glycol	MT	**75,000**	75,000	**37,500**	37,500
	iii	Ethylene Oxide	MT	**75,000**	75,000	**50,000**	50,000
e	i	Chlorine	MT	**708,800**	708,800	**-**	-
	ii	Caustic Soda	MT	**800,000**	800,000	**-**	-
	iii	Hydrogen	MT	**20,160**	20,160	**-**	-
f		Poly Vinyl Chloride	MT	**N.A.**	N.A.	**300,000**	270,000
g		High/Linear Low Density Poly Ethylene (Swing Plant)	MT	**N.A.**	N.A.	**400,000**	320,000
h		LDPE	MT	**150,000**	150,000	**-**	-
i		High Density Polyethylene Pipes	MT	**N.A.**	N.A.	**80,000**	80,000
j		Polypropylene	MT	**N.A.**	N.A.	**1,000,000**	960,000
k		Purified Terephthalic Acid	MT	**N.A.**	N.A.	**975,000**	975,000
l		Polyester Filament Yarn/Polyester Chips	MT	**N.A.**	N.A.	**152,300 +**	152 300 +
m		Polyester Staple Fibre/ Polyester Chips	MT	**N.A.**	N.A.	**235,000**	235,000
n		Poly Ethylene Terephthalate	MT	**N.A.**	N.A.	**80,000**	80,000
o		Polyester Staple Fibre Fill	MT	**N.A.**	N.A.	**30,000**	30,000
p		Man-made Fibre Spun Yarn on worsted system (Spindles)	Nos	**N.A.**	N.A.	**24,094**	24,094
q		Man-made Fibre on cotton system (Spindles)	Nos	**N.A.**	N.A.	**23,040**	23,040
r	i	Man-made Fabrics (Looms)	Nos	**N.A.**	N.A.	**323**	603
	ii	Knitting M/c	Nos	**22**	22	**20**	20
s		Linear Alkyl Benzene	MT	**N.A.**	N.A.	**100,000**	100,000

N.A. - Delicensed vide notification No 477(E) dated 27th July, 1991 and press note No 1 (1998 series) dated 8th June, 1998

\+ Includes 32,300 MT based on average Denier of 40

Notes on Accounts

SCHEDULE 'O' (Contd.)

21. The Department of Company Affairs, Government of India vide its Order No. 46/28/2002/CL-III dated March 19, 2002 issued under Section 211 (4) of the Companies Act, 1956 has exempted the company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) and 3(ii)(b) of Part II, Schedule VI to the Companies Act, 1956.

22. **PRODUCTION MEANT FOR SALE**

Products	**Unit**	**2001-2002**	2000-2001
Crude Oil	MT	**3,97,100**	4,10,887
Gas	BBTU	**27,295**	27,840
Petroleum Products	MT	**2,44,22,216**	-
Ethylene	MT	**51,476**	27,763
Propylene	MT	**2,792**	5,025
Benzene	MT	**1,86,386**	2,06,904
Toluene	MT	**85,434**	68,963
Xylene	MT	**35,891**	26,737
Orthoxylene	MT	**1,56,768**	1,10,196
Paraxylene	MT	**7,07,088**	11,49,608
Ethylene Glycol	MT	**2,32,370**	2,19,370
PVC	MT	**2,88,864**	2,87,359
PE	MT	**3,70,055**	3,59,927
PP	MT	**10,36,258**	8,17,630
PTA	MT	**6,14,226**	6,03,466
Polyester Filament Yarn	MT	**2,82,250**	2,35,575
Polyester Staple Fibre	MT	**2,88,415**	3,02,429
PET	MT	**78,143**	70,680
Fibre Fill	MT	**14,178**	16,313
Fabrics	Mtrs in Lacs	**202.74**	330.62
Normal Paraffin	MT	**19,511**	11,866
LAB	MT	**1,06,064**	1,10,164

23. **VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF**

(Rs. in Crores)

	2001-2002	2000-2001
Raw Materials	**24,567.77**	3,407.85
Stores & Spares, Dyes and Chemicals	**584.23**	395.06
Capital Goods	**117.90**	47.73

24. **EXPENDITURE IN FOREIGN CURRENCY**

(Rs. in Crores)

	2001-2002	2000-2001
Interest on Foreign Currency Loans	**504.82**	553.86
Technical Know-how and Engineering Fees	**78.96**	12.73
Oil and Gas Activity	**50.54**	112.55
Professional Fees	**96.57**	98.11
Freight and Forwarding	**155.50**	26.16
Other Matters	**161.45**	48.09

Notes on Accounts

SCHEDULE 'O' (Contd.)

25. **VALUE OF RAW MATERIALS CONSUMED**

	2001-2002		2000-2001	
	Rs in Crores	**% of Consumption**	Rs in Crores	% of Consumption
Imported	**25,286.57**	**95.46**	3,709.88	39.34
Indigenous	**1,202.84**	**4.54**	5,720.21	60.66
	26,489.41	**100.00**	9,430.09	100.00

26. **VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED**

	2001-2002		2000-2001	
	Rs in Crores	**% of Consumption**	Rs in Crores	% of Consumption
Imported	**683.84**	**61.03**	374.22	46.42
Indigenous	**436.57**	**38.97**	431.93	53.58
	1,120.41	**100.00**	806.15	100.00

27. **EARNINGS IN FOREIGN EXCHANGE**

(Rs. in Crores)

	2001-2002	2000-2001
	Rs.	Rs.
FOB Value of Exports	**9,965.37**	4,710.07
Interest	**0.48**	141.24
Others - Charter Hire Income	**—**	2.97

28. **EXPENDITURE ON RESEARCH AND DEVELOPMENT**

(Rs. in Crores)

	2001-2002 Rs.	2000-2001 Rs.
Total Revenue Expenditure including amortisation of deferred cost and Unamortised Deferred Research and Development Expenditure	**74.94**	47.68
Capital Expenditure on Research & Development	**15.20**	1.99
Total	**90.14**	49.67

29. **REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND**

	2001-2002	2000-2001
The Company has paid dividend in respect of shares held by Non-Residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non-Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:		
(a) Number of Non-Resident Shareholders	**19,665**	27,682
(b) Number of Equity Shares held by them	**62,01,32,501**	21,23,94,239
(c) (i) Amount of Dividend Paid (Gross) (Rs. in Crores)	**126.24**	84.96
Tax Deducted at Source Rs. Nil (Previous Year Nil)		
(ii) Year to which dividend relates	**2000-2001**	1999-2000

Note : The amount of dividend for the year 2001-2002 includes Rs. 18.31 Crores paid to 2,099 shareholders of erstwhile RPL holding 36,61,86,482 shares, for the financial year ended March 31, 2001.

Notes on Accounts

30. **BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE**

I. Registration Details

Registration No. :	11-19786	State Code:	11
Balance Sheet Date :	31-03-02		

II. Capital Raised during the year (Amount Rs. Crores)

Public Issue :	NIL	Rights Issue :	NIL
Bonus Issue :	NIL	Private Placement : (Preference Shares)	NIL
Conversion of Bonds :	NIL	Exercise of warrants	NIL

III. Position of Mobilisation and Deployment of Funds (Amount Rs. Crores)

Total Liabilities :	56547.39	Total Assets :	56547.39
Sources of Funds			
Paid-up Capital :	1053.56	Reserves and Surplus :	26479.41
Equity Share Suspense	342.29	Deferred Tax Liability :	2060.82
Secured Loans :	14188.89	Unsecured Loans :	4739.59
Application of Funds			
Net Fixed Assets :	33183.71	Investments :	3850.16
Net Current Assets:	11767.83	Miscellaneous Expenditure	62.86

IV. Performance of Company (Amount Rs. Crores)

Gross Turnover :	57119.57		
Net Turnover :	42088.90	Total Expenditure :	37946.41
Profit Before Tax :	4428.70	Profit After Tax :	3242.70
Earnings per share in Rs.	23.36	Dividend : Rs. per share	4.75

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code) :

27.10

Product Description :

BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code) :

390210.00

Product Description :

POLYPROPYLENE (PP)

Item Code No. (ITC Code) :

540242.00

Product Description :

POLYESTER FILAMENT YARN (PFY)

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th September, 2002

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** - Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** - Directors
V.M.Ambani - Company Secretary

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies.

Name of Subsidiary Company	Vimal Fabrics Ltd.	Reliance Industrial Investments and Holdings Ltd.	Reliance Ventures Ltd.	Reliance Power Ventures Ltd.
1. The financial year of the Subsidiary Companies ended on	31st March, 2002	31st March, 2002	31st March, 2002	31st March, 2002
2. Date from which they became Subsidiaries Companies	30th September, 1985	30th December, 1988	7th October, 1999	13th May, 2000
3 a. Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	2,10,070 Equity Shares of the face value of Rs.10 each fully paid-up	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up
b. Extent of interest of holding company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%
4. The net aggregate amount of the Subsidiary Companies Profit / (Loss) so far as it concerns the members of the Holding Company				
a. Not dealt with in the Holding Company's accounts:				
i) For the financial year ended 31st March, 2002	Rs.1.24 Lakhs	Rs.3,760.83 Lakhs	(Rs.0.55 Lakhs)	Rs.856.68 Lakhs
ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	(Rs. 1,197.66 Lakhs)	Rs. 8,232.72 Lakhs	(Rs. 0.33 Lakhs)	Rs. 0.84 Lakhs
b. Dealt with in Holding Company's accounts:				
i) For the financial year ended 31st March, 2002	NIL	NIL	NIL	NIL
ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	NIL	Rs. 2,673.89 Lakhs	NIL	NIL

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies.

Reliance Petro-Investments Ltd. (See Note 4)	**Reliance Strategic Investments Ltd.**	**Reliance LNG Private Ltd.**	**Reliance Infocom B.V.**	**Reliance Infocom Inc.** (See Note 1)	**Reliance Technologies LLC**
31st March, 2002	31st March, 2002	31st March, 2002	31st March, 2002	31st March, 2002	31st March, 2002
6th December, 2001	28th December, 2001	2nd January, 2002	31st December, 2000	31st December, 2000	2nd May, 2000
88,77,551 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	45,000 Equity Shares of the face value of Rs.10 each fully paid-up	11,120 shares of the face value of EUR 100 each fully paid-up	100 shares aggregating to US $ 9,00,000 fully paid-up, held by Reliance Infocom B.V.	—
100%	100%	90%	100%	100%	90%
(Rs. 42.36 Lakhs)	Rs. 0.41 Lakhs	(Rs. 0.11 Lakhs)	EUR 5878 (Rs.0.02 Crores)	(US $ 22665) (Rs. 0.11 Crores)	(US $ 2,104,277) (Rs. 10.04 Crores)
Not applicable	Not applicable	Not applicable	Not applicable	(US $ 1,274) (Rs. 59394)	(US $ 1,768,519) (Rs. 8.24 Crores)
NIL	NIL	NIL	NIL	NIL	NIL
Not applicable	Not applicable	Not applicable	NIL	NIL	NIL

Notes :

1. 100% Subsidiary of Reliance Infocom BV.
2. Figures in bracket represent losses.
3. Following companies ceased to be subsidiaries of the company during the year:
   a. Reliance General Insurance Company Limited.
   b. Reliance Life Insurance Company Limited.
4. Reliance Petroinvestments Limited ceased to be a subsidiary of the company with effect from 17th April, 2002.

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** - Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** - Directors
V.M.Ambani - Company Secretary

Mumbai
Dated: 30th September, 2002

Cash Flow Statement Annexed to the Balance Sheet for the period April 2001-March 2002

	2001-2002			(Rs. in Crores) 2000-2001
	Rs.	Rs.	Rs.	Rs.
A: CASH FLOW FROM OPERATING ACTIVITIES :				
Net Profit after tax as per Profit and Loss Account		**3,242.70**		2,645.62
Adjusted for :				
Extra-Ordinary items	**(411.70)**		—	
Net Prior Year Adjustments	**7.07**		3.01	
Current Tax Provision	**190.00**		135.00	
Deferred Tax Provision	**996.00**		—	
Provision for Doubtful Debts	**51.67**		(5.80)	
Provision for Diminution in value of Investments	**0.05**		—	
Profit/(Loss) on Sale of Discarded Assets	**14.19**		2.39	
Depreciation	**3,435.82**		2,636.73	
Transferred from General Reserve	**(619.68)**		(1,071.62)	
Discount on Buyback of Bonds/Redemption of Debentures	**(4.95)**		(98.11)	
Effect of Exchange Rate Change	**76.88**		(548.23)	
Profit on Sale of Investments	**(35.17)**		(13.70)	
Dividend Income	**(23.78)**		(20.11)	
Interest	**(541.11)**		(201.57)	
Interest Expenses	**1,825.10**		1,215.99	
		4,960.39		2,033.98
Operating Profit before Working Capital Changes		**8,203.09**		4,679.60
Adjusted for :				
Trade and Other Receivables	**(544.62)**		(591.77)	
Inventories	**307.61**		(476.65)	
Trade Payables	**(383.50)**		1,271.91	
		(620.51)		203.49
Cash Generated from Operations		**7,582.58**		4,883.09
Net Prior Year Adjustments		**(7.07)**		(3.01)
Taxes Paid		**(105.87)**		(132.00)
Extra-Ordinary items		**53.36**		—
Net Cash From Operating Activities		**7,523.00**		4,748.08
B: CASH FLOW FROM INVESTING ACTIVITIES :				
Purchase of Fixed Assets		**(1,681.53)**		(906.18)
Sale of Fixed Assets		**62.59**		15.10
Purchase of Investments		**(14,830.11)**		(4,292.52)
Sale of Investments		**15,826.55**		1,521.80
Movement in Investment Management Account		**—**		2,124.87
Movement in Loans		**(3,568.81)**		(1,066.51)
Interest Income		**239.19**		159.44
Dividend Income		**23.78**		20.11
Net Cash Used in Investing Activities		**(3,928.34)**		(2,423.89)

Cash Flow Statement Annexed to the Balance Sheet for the period April 2001-March 2002

(Rs. in Crores)

	2001-2002 Rs.	2001-2002 Rs.	2000-2001 Rs.	2000-2001 Rs.
C: CASH FLOW FROM FINANCING ACTIVITIES :				
Proceeds from Issue of Share Capital (net)		2.11		0.67
Redemption of Preference Share Capital		—		(292.95)
Proceeds from Long Term Borrowings		15,717.89		8,117.61
Repayment of Long Term Borrowings		(14,210.94)		(9,689.35)
Short Term Loans		(1,061.91)		(368.98)
Dividends Paid		(685.35)		(425.33)
Interest Paid		(1,739.02)		(1,193.67)
Effects of exchange rate change		—		546.89
Net Cash used in Financing Activities		(1,977.22)		(3,305.11)
Net Increase/(Decrease) in Cash and Cash Equivalents		1,617.44		(980.92)
Opening Balance of Cash and Cash Equivalents	100.63		1,081.55	
On Amalgamation	42.64	143.27	—	1,081.55
Closing Balance of Cash and Cash Equivalents		1,760.71		100.63

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
V.M.Ambani - Company Secretary

Mumbai
Dated: 30th September, 2002

Auditors' Report

We have verified the attached Cash Flow Statement of Reliance Industries Ltd., derived from audited financial statements and the books and records maintained by the Company for the year ended 31st March, 2002 and 31st March, 2001 and the records maintained by erstwhile Reliance Petroleum Limited and found the same in agreement therewith.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th September, 2002

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS
RELIANCE INDUSTRIES LIMITED

We have examined the attached Consolidated Balance Sheet of Reliance Industries Limited ("the Company") and its subsidiaries as at 31st March, 2002, and the Consolidated Profit and Loss Account for the year then ended annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets (net) of Rs. 10.50 Crores as at 31st March, 2002 and total revenues of Rs. 6.97 Crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion , in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company and its subsidiaries, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Company and its subsidiaries as at 31st March, 2002 and

(b) in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Company and its subsidiaries for the year then ended.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

Mumbai
Dated: 30th September, 2002

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Consolidated Balance Sheet as at 31st March, 2002

	Schedule	Rs.	(Rs. in Crores) As at 31st March, 2002 Rs.
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital - Equity	'A'	1,053.56	
Equity Share Suspense		342.29	
Reserves and Surplus	'B'	26,580.91	
			27,976.76
Minority Interest			0.07
Deferred Tax Liability			2,060.83
Loan Funds			
Secured Loans	'C'	14,209.75	
Unsecured Loans	'D'	4,739.59	
			18,949.34
TOTAL			48,987.00
APPLICATION OF FUNDS			
Fixed Assets	'E'		
Gross Block		46,727.47	
Less: Depreciation		15,076.94	
Net Block		31,650.53	
Capital Work-in-Progress		1,533.31	
			33,183.84
Investments			6,986.90
Current Assets, Loans and Advances			
Current Assets	'F'		
Inventories		4,974.07	
Sundry Debtors		2,725.54	
Cash and Bank Balances		1,763.56	
Other Current Assets		409.74	
		9,872.91	
Loans and Advances	'G'	6,590.99	
		16,463.90	
Less: **Current Liabilities and Provisions**	'H'		
Current Liabilities		6,499.90	
Provisions		1,210.63	
		7,710.53	
Net Current Assets			8,753.37
Miscellanous Expenditure (to the extent not written off or adjusted) [Ref. Note 19, Schedule 'N']			62.89
TOTAL			48,987.00
Significant Accounting Policies	'M'		
Notes on Accounts	'N'		

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th September, 2002

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** - Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** - Directors
V.M.Ambani - Company Secretary

Consolidated Profit and Loss Account for the year ended 31st March, 2002

	Schedule	Rs.	(Rs. in Crores) As at 31st March, 2002 Rs.
INCOME			
Gross Turnover		57,126.48	
Less: Inter Divisional Transfers		11,715.69	
Turnover		45,410.79	
Less Excise Duty Recovered on Sales		3,314.98	
Net Turnover			42,095.81
Other Income	'I'		831.79
Variation in Stock	'J'		(907.83)
			42,019.77
EXPENDITURE			
Purchases			1,697.84
Manufacturing and Other Expenses	'K'		31,624.59
Interest	'L'		1,827.97
Depreciation		3,435.84	
Less : Transferred from General Reserve [Refer Note 8, Schedule 'N']		619.68	
			2,816.16
			37,966.56
Profit Before Tax and Extra Ordinary Income			4,053.21
Add : Extra Ordinary Income [Ref. Note No. 10, Schedule 'N']			411.70
Profit Before Tax			4,464.91
Provision for Current Taxation			190.03
Provision for Deferred Tax			996.01
Profit after Tax (before adjustment for Minority Interest)			3,278.87
Add : Share of Loss transferred to Minority			1.03
Proft after Tax (after adjustment for Minority Interest)			3,279.90
Add : Balance brought forward from last year			2,219.81
On Amalgamation			1,071.50
Deferred Tax liability for Earlier Years			(1,064.82)
Taxation for earlier years			1.19
Investment Allowance (utilised) Reserves Written Back			122.07
Amount Available For Appropriations			5,629.65
APPROPRIATIONS			
Debenture Redemption Reserve		142.95	
Capital Reserve		4.95	
General Reserve		2,000.00	
Proposed Dividend on Equity Shares (Subject to deduction of tax at source)		663.28	
			2,811.18
Balance Carried to Balance Sheet			2,818.47
Basic & Diluted Earnings per Share of Rs. 10 each (In Rupees) [Refer Note 17, Schedule 'N']			23.62
Significant Accounting Policies	'M'		
Notes on Accounts	'N'		

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

Mumbai
Dated: 30th September, 2002

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** } Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** } Directors
V.M.Ambani - Company Secretary

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A'

		Schedule		(Rs. in Crores) As at 31st March, 2002
SHARE CAPITAL			**Rs.**	**Rs.**
Authorised:				
120,00,00,000	Equity Shares of Rs. 10 each			**1,200.00**
10,00,00,000	Preference Shares of Rs. 100 each			**1,000.00**
				2,200.00
Issued, Subscribed and Paid up:				
105,37,57,027	Equity Shares of Rs. 10 each fully paid up		**1,053.76**	
	Less: Calls in arrears - by others		**0.20**	**1,053.56**
				1,053.56

Notes:

1. Of the above Equity Shares:
   - (a) 48,17,70,552 Shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.
   - (b) 18,05,78,290 Shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash.
   - (c) 33,04,27,345 Shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants, against Global Depository Shares and re-issue of forfeited equity shares.
2. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B'

RESERVES AND SURPLUS

(Rs. in Crores)

		As at 31st March, 2002
	Rs.	Rs.
Revaluation Reserve		
As per last Balance Sheet	2,770.78	
Less: Deduction on retirement of Revalued Assets	32.28	
		2,738.50
Capital Reserve		
As per last Balance Sheet	285.68	
Add : On Amalgamation	0.65	
Add : Transferred from Profit and Loss Account	4.95	
		291.28
Capital Redemption Reserve		
As per last Balance Sheet	485.07	
Add : Transferred from Profit and Loss Account	—	
		485.07
Securities Premium Account		
As per last Balance Sheet	5,449.22	
Add : On Amalgamation	10,739.67	
	16,188.89	
Less: Premium on Redemption of Debentures/Bonds	35.08	
	16,153.81	
Less: Calls in arrears - by others	4.23	
		16,149.58
Debenture Redemption Reserve		
As per last Balance Sheet	852.46	
Add : On Amalgamation	130.17	
Add : Transferred from Profit and Loss Account	142.95	
		1,125.58
Investment Allowance (Utilised) Reserve		
As per last Balance Sheet	198.70	
Less: Transferred to Profit and Loss Account	122.07	
		76.63
Taxation Reserve		
As per last Balance Sheet		10.00
General Reserve		
As per last Balance Sheet	1,505.48	
Less: Transferred to Profit and Loss Account * [Refer Note 8(a) & 8(b), Schedule 'N']	619.68	
	885.80	
Add : Transferred from Profit and Loss Account	2,000.00	
		2,885.80
Profit and Loss Account		2,818.47
		26,580.91

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,301.38 Crores

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C'

		(Rs. in Crores)
SECURED LOANS	**As at 31st March, 2002**	
	Rs.	**Rs.**
A) DEBENTURES		
1 Non-Convertible Debentures	**8,551.58**	
2 Deep Discount Debenture	**637.20**	
Less : Unamortised Discounts	**154.32**	
	482.88	
		9,034.46
B) TERM LOANS		
1. From Banks		
Foreign Currency Loans	**4,289.07**	
	4,289.07	
2. From Financial Institutions		
Rupee Loans	**167.20**	
	167.20	
		4,456.27
C) WORKING CAPITAL LOANS		
From Banks		
Rupee Loans	**719.02**	
		719.02
		14,209.75

Note:

1. (a) Debentures referred to in A above to the extent of Rs. 2,650.35 Crores are secured/to be secured by way of mortgage / charge on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

(b) Debentures referred to in A above to the extent of Rs. 992.25 Crores are secured by way of mortgage / charge on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat, in the State of Gujarat.

(c) Debentures referred to in A above to the extent of Rs. 162.00 Crores are secured by way of second and subservient charge, created on all the properties situated at Patalganga, District Raigad in the State of Maharashtra.

(d) Debentures referred to in A above to the extent of Rs. 5,209.00 Crores are secured/to be secured by first pari passu mortgage and charge in favour of the Trustees on all the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company.

(e) Debentures referred to in 'A' (2) above, includes Rs. 20.86 Crores, secured by way of mortage of residential property situated at Thane, in the State of Maharashtra and some of the Investments of the subisidiary of the Company, Reliance Industrial Investments and Holdings Limited.

(f) Debentures referred to in A above consists of:

(1) 16.5% Debentures of Rs. 100 each, aggregating Rs. 25.00 Crores are redeemable at par on the expiry of seventh year from the date of allotment, commencing from 10th October, 2002. (2) 13% Debentures of Rs. 100 each, aggregating Rs. 145.00 Crores are redeemable at par as follows: viz Rs. 45 Crores on 11th October, 2009 and Rs. 100 Crores on 17th November, 2009. (3) 14.08% Debentures of Rs. 100 each aggregating Rs. 58.33 Crores are redeemable at par in two instalments, on the expiry of sixth and seventh year from the date of allotment; commencing from 31st March, 2003 (4) 14.5% Debentures of Rs. 10,00,000 each, aggregating Rs. 112.00 Crores are redeemable at par in 19th May, 2002 (since redeemed). (5) 13.5% Debentures of Rs. 1,00,00,000 each, aggregating Rs. 50.00 Crores which are redeemable at par in three equal annual instalments on the expiry of the fifth, sixth and seventh year from the date of allotment; i.e. commencing from 15th September, 2002. (6) 12.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 325.00 Crores, are redeemable at par in three annual instalments on the expiry of fifth, sixth and seventh year from the date of allotment; commencing from 1st January, 2003. (7) 12.5% Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 Crores are redeemable at par on the expiry of seventh year from the date of allotment i.e. 1st January, 2005. (8) 13.75%

Schedules forming part of the Consolidated Balance Sheet

Debentures of Rs. 1,00,00,000 each aggregating Rs. 110.00 Crores are redeemable at par on the expiry of the tenth year from the respective dates of allotment i.e. 1st January, 2008. (9) 13.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 80.00 Crores are redeemable at par on the expiry of the tenth year from the respective dates of allotment, i.e. 1st January, 2008. (10) 14.75% Debentures of Rs. 1,00,00,000 each aggregating Rs. 200.00 Crores are redeemable at par in three equal annual instalments, on expiry of eighth, ninth and tenth year from the respective dates of allotment; commencing from 13th February, 2006. (11) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 200.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 27th May, 2008. (12) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e 12th June, 2008. (13) 15.03 % Debentures of Rs. 25,00,000 each aggregating Rs. 66.25. Crores which are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 25th June, 2008. (14) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 150.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 9th September, 2008. (15) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 21.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 27th September, 2008. (16) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 4th October, 2008. (17) 14.25% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 26th November, 2008. (18) 15.03% Debentures of Rs. 1,00,00,000 each aggregating Rs. 25.00 Crores are redeemable at par on the expiry of the tenth year from the date of allotment; i.e. 20th October, 2008. (19) 11.50 % Debentures of Rs. 1,00,00,000 each aggregating Rs. 195.00 Crores are redeemable at par on the expiry of the fifty four months from the date of allotment; i.e. 12th November, 2003. (20) Deep Discount debentures aggregating Rs. 600.00 Crores are redeemable at par on the expiry of sixty months from the date of allotment; i.e. 1st June, 2008 and Deep Discount Debenture amounting to Rs. 37.20 Crores issued by RIIHL, are redeemable on 28 February, 2006. (21) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 15th June, 2002 (since redeemed). (22) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 92.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 1st July, 2004 (since redeemed). (23) 12.70% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on 15th December, 2007. (24) 12.36% Debentures of Rs. 1,00,00,000 each aggregating Rs. 51.00 Crores are redeemable at par on the expiry of fifth year from the respective dates of allotment; commencing from 24th August, 2004. (25) 12.35% Debentures of Rs. 1,00,00,000 each aggregating Rs. 45.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 30th August, 2004. (26) Debentures of Rs. 50,00,000 each aggregating Rs. 92.00 Crores carrying an interest rate linked to the interest rate as announced by CRISIL, which are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 10th February, 2005. (27) 10.85% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 24th February, 2005. (28) 11.00% Debentures of Rs. 1,00,00,000 each aggregating Rs. 75.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 11th July, 2003. (29) 12.10% Debentures of Rs. 1,00,00,000 each aggregating Rs. 155.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th September, 2005. (30) MIBOR Linked Debentures of Rs. 1,00,00,000 each aggregating Rs. 60.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 12th October, 2003.](31) 10.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 100.00 Crores are redeemable at par on the expiry of third year from the date of allotment; i.e. 19th January, 2004. (32) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 15th June, 2006. (33) 9.90% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 21st June, 2006. (34) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 22nd June, 2006. (35) 9.55% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 11th July, 2006. (36) 9.60% Debentures of Rs. 1,00,00,000 each aggregating Rs. 50.00 Crores are redeemable at par on the expiry of fifth year from the date of allotment; i.e. 12th July, 2006. (37) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th March, 2005. (38) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 31st March, 2005. (39) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 15th June, 2005. (40) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.100 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 28th June, 2005. (41) 12.75% Debentures of Rs.1,00,00,000 aggregating Rs.300 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 10th August, 2005. (42) 13.55% Debentures of Rs.1,00,00,000 each aggregating Rs.70 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 12th August, 2005 (43) 13% Debentures of Rs.1,00,00,000 each aggregating Rs.105 Crores are redeemable at par on 17th September, 2004 (44) 13.5% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September, 2007. (45) 13.25% Debenture of Rs.1,00,00,000 is redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 17th September, 2005. (46) 12.75% Debentures of Rs.1,00,00,000 aggregating 200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 17th September, 2005. (47) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.145 Crores are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 20th September, 2007. (48) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.272 Crores are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 1st October, 2007. (49) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.160 Crores are redeemable at par in 3 annual installments of 30%, 30% and 40% commencing from 11th October, 2007. (50) 13.5% Debentures of Rs.1,00,00,000 each aggregating Rs.300 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 29th September, 2005. (51) 13.5% Debentures of Rs.25,00,000 each aggregating Rs.125 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35%

Schedules forming part of the Consolidated Balance Sheet

commencing from 25th October, 2005. (52) 13.94% Debentures of Rs.100 each aggregating Rs.234 Crores are redeemable at par on 1st July, 2002 (since redeemed). (53) 11.75% Debentures of Rs.1,00,00,000 each aggregating Rs.300 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 30th May, 2006. (54) 12.25% Debentures of Rs.1,00,00,000 each aggregating Rs.200 Crores are redeemable at par in 5 annual installments of 10%, 10%, 10%, 35% and 35% commencing from 22nd August, 2006 (55) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.410 Crores are redeemable at par on 6th February, 2006. (56) 11.20% Debentures of Rs.1,00,00,000 each aggregating Rs.175 Crores are redeemable at par on 24th February, 2004. (57) 11.50% Debentures of Rs.1,00,00,000 each aggregating Rs.500 Crores are redeemable at par in 3 equal annual installments commencing from 1st March, 2006. (58) 11.30% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 1st March, 2006. (59) 10.75% Debentures of Rs.1,00,00,000 each aggregating Rs.163 Crores are redeemable on 2nd May, 2004 (since redeemed). (60) 11.15% Debentures of Rs.1,00,00,000 each aggregating Rs.45 Crores are redeemable at par on 2nd May, 2006. (61) 11.10% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 30th April, 2006. (62) 11.00% Debentures of Rs.1,00,00,000 each aggregating Rs.20 Crores are redeemable at par on 9th May, 2006. (63) 11.05% Debentures of Rs.1,00,00,000 each aggregating Rs.100 Crores are redeemable at par in 16th May, 2006. (64) 10.95% Debentures of Rs.1,00,00,000 each aggregating Rs.25 Crores are redeemable at par on 15th May, 2006. (65) 10.70% Debentures of Rs.1,00,00,000 each aggregating Rs.268 Crores are redeemable at par on 1st June, 2004 (since redeemed). (66) 9.95% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 8th June, 2003. (67) 9.84% Debentures of Rs.1,00,00,000 each aggregating Rs.150 Crores are redeemable at par on 26th December 2002. (68) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.40 Crores are redeemable at par on 15 June 2006. (69) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par in 20th June, 2006. (70) 10.00% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 10th July, 2006. (71) 9.90% Debentures of Rs.1,00,00,000 each aggregating Rs.50 Crores are redeemable at par on 18th July, 2006.

2. (a) Foreign currency loans referred to in B(1) above to the extent of Rs. 4,289.07 Crores, from Banks are secured/to be secured by first pari passu mortgage and charge in favour of the Lenders on the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company.

   (b) Rupee Term Loans referred to in B(2) (b) above to the extent of Rs. 100.00 Crores (since repaid) from Financial Institutions are secured/to be secured by first pari passu mortgage and charge in favour of the Trustees/Lenders on the immovable and movable properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the refinery division of the Company.

   (c) Term Loan referred to in B(2) (b) above, to the extent of Rs.67.20 Crores are secured/to be secured only on the dwelling units constructed/to be constructed for the employees of the Company.

3. (a) The charges created on the Debentures referred to in Note 1(a) and 1(b) above shall rank pari passu, inter se.

   (b) The charges created on the Debentures referred to in Note 1(d), term loans referred to in Note 2(a) and 2(b), above shall rank pari passu, inter se.

4. (a) Working Capital Loans from Banks referred to in C(b) above to the extent of Rs. 547.77 Crores are secured by hypothecation of present and future stock in trade, raw material, stock in process, stores and spares (not relating to Plant and Machinery), outstanding monies, receivables and Book Debts of the refinery division of the Company.

   (b) Working Capital Loans from Banks referred to in C(b) above to the extent of Rs.171.25 Crores are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, etc. save and except receivable of Oil and Gas Division.

5. Secured Loans include loans of Rs.31.60 Crores and debentures of Rs. 718.50 Crores repayable / redeemable at par within one year.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in Crores)

	As at 31st March, 2002	
	Rs.	**Rs.**
Long Term		
i) From Banks	**1,429.25**	
ii) From Others	**3,310.34**	
		4,739.59
		4,739.59

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in Crores)

Description	Gross Block					Depreciation				Net Block
	As At 1-4-2001 Rs.	Addition On Amalgamation # Rs.	Additions/ Adjustment Rs.	Deductions/ Adjustment Rs.	**As at 31-3-2002 Rs.**	Upto 1-4-2001 Rs.	For the Year Rs.	Deductions Rs.	**Upto 31-3-2002 Rs.**	**As At 31-3-2002 Rs.**
OWN ASSETS:										
Leasehold Land	52.83	—	3.85	—	**56.68**	3.77	0.42	—	**4.19**	**52.49**
Freehold Land	42.99	94.91	21.94	0.10	**159.74**	—	—	—	**—**	**159.74**
Development Rights/ Producing Properties	1,033.47	—	34.36	—	**1,067.83**	178.52	57.77	—	**236.29**	**831.54**
Buildings	1,499.77	775.93	238.92	0.42	**2,514.20**	416.25	87.77	0.71	**503.31**	**2,010.89**
Plant and Machinery	21,133.44	17,674.42	1,885.83	258.73	**40,434.96**	10,504.71	3,076.20	187.20	**13,393.71**	**27,041.25**
Electrical Installation	702.08	16.22	11.48	0.54	**729.24**	273.61	73.88	0.09	**347.40**	**381.84**
Factory Equipments	318.84	193.78	35.82	1.55	**546.89**	125.03	42.91	0.87	**167.07**	**379.82**
Furniture and Fixtures	120.55	45.42	10.52	1.36	**175.13**	53.31	22.35	0.80	**74.86**	**100.27**
Vehicles	78.97	16.35	24.01	14.82	**104.51**	50.03	13.35	10.91	**52.47**	**52.04**
Ships	213.31	1.47	—	—	**214.78**	151.94	8.80	—	**160.74**	**54.04**
Aircrafts	46.92	—	—	—	**46.92**	26.66	3.27	—	**29.93**	**16.99**
Jetties	113.25	533.72	—	—	**646.97**	57.84	42.45	—	**100.29**	**546.68**
Sub-Total	**25,356.42**	**19,352.22**	**2,266.73**	**277.52**	**46,697.85**	**11,841.67**	**3,429.17 ***	**200.58**	**15,070.26**	**31,627.59**
LEASED ASSETS:										
Plant & Machinery			19.64		19.64		5.02		**5.02**	**14.62**
Ships			9.98		9.98		1.66		**1.66**	**8.32**
Sub-Total	—	—	**29.62**	—	**29.62**	—	**6.68**	—	**6.68**	**22.94**
TOTAL	**25,356.42**	**19,352.22**	**2,296.35**	**277.52**	**46,727.47**	**11,841.67**	**3,435.85**	**200.58**	**15,076.94**	**31,650.53**
Capital Work-in-Progress										**1,533.31**

NOTES :

a) Leasehold Land includes Rs. 0.21 Crore in respect of which lease-deeds are pending execution.

b) Buildings include :

i) Cost of shares in Co-operative Societies Rs. 0.01 Crore.

ii) Rs. 93.20 Crores incurred towards purchase/acquisition of 1,94,819 Equity Shares of Re. 1 each of M/s. Mature Trading & Investments Pvt. Ltd. with a right of occupancy of certain area of a commercial premises.

c) Capital Work-in-Progress includes :

i) Rs. 64.86 Crores on account of project development expenses.

ii) Rs. 477.04 Crores on account of cost of construction materials at site.

iii) Rs. 197.62 Crores on account of advance against Capital Expenditure.

d) Additions include Rs. 294.29 Crores on account of exchange difference during the year.

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 2,738.50 Crores being the amount added on revaluation of Plant & Machinery as at 01-04-1997

* Refer to Note 8(a) & (b), Schedule 'N'

Fair value of assets added on amalgamation of Reliance Petroleum Limited based on valuers' report.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

		(Rs. in Crores) As at 31st March, 2002
CURRENT ASSETS	**Rs.**	**Rs.**
INVENTORIES		
Stores, Chemicals and Packing Materials	844.34	
Raw Materials	2,450.39	
Stock-in-Process	519.83	
Finished Goods	1,159.51	
		4,974.07
SUNDRY DEBTORS (Unsecured) #		
Over six months		
Considered good	112.06	
Considered doubtful	108.47	
	220.53	
Less : Provision for doubtful debts	108.47	
	112.06	
Others, considered good	2,613.48	
		2,725.54
CASH AND BANK BALANCES		
Cash on hand	1.49	
Balance with Banks		
In Current Accounts with Scheduled Banks	190.19	
In Fixed Deposit Accounts:		
With Scheduled Banks	1,571.88	
		1,763.56
OTHER CURRENT ASSETS		
Interest Accrued on Investments		409.74
		9,872.91

Sundry Debtors include Rs. 166.57 Crores from Reliance Communications Infrastructure Limited (formerly Reliance Infocom Limited) and Rs. 0.10 Crore receivable from Reliance Infocomm Limited (formerly Reliance Communications Limited), companies under the same management.

SCHEDULE 'G'

	(Rs. in Crores) As at 31st March, 2002 Rs.
LOANS AND ADVANCES	
UNSECURED - (CONSIDERED GOOD)	
Advances recoverable in cash or in kind or for value to be received	5,947.33
Deposits	499.51
Balance with Customs, Central Excise Authorities, etc.	144.15
	6,590.99

Advances include:

(i) Rs 0.20 Crore to Officers of the Company (Maximum amount outstanding at any time during the year Rs 0.21 Crore).

(ii) Rs. 121.19 Crores towards Shares / Debentures Application money pending allotment.

(iii) Rs. 2,213.00 Crores towards equity share application money pending allotment to Reliance Communications Infrastructure Limited (formerly Reliance Infocom Limited), a Company under the same management.

(iv) Rs. 42.29 Crores receivable from Reliance Communication Infrastructure Limited (formerly Reliance Infocom Limited) and Rs. 16.39 Crores receivable from Reliance Infocomm Limited (formerly Reliance Communications Limited) towards net investment in finance Leases given.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'H'

CURRENT LIABILITIES AND PROVISIONS

		(Rs.in Crores) As at 31st March, 2002
	Rs.	**Rs.**
CURRENT LIABILITIES		
Sundry Creditors - Small scale Industries	**1.46 #**	
Others	**6,049.51 ***	
Liability for Leased assets	**24.70**	
Unclaimed Dividend	**35.00**	
Interest accrued but not due on loans	**389.23**	
		6,499.90
PROVISIONS		
Provision for Wealth Tax	**24.16**	
Provision for Income Tax	**486.88**	
Provision for Gratuity, Superannuation and Leave Encashment	**36.31**	
Proposed Dividend	**663.28**	
		1,210.63
		7,710.53

Small scale industrial undertakings to whom amounts are due has been determined based on the information available with the Company and are as follows:

Aaa Packaging Technology, Aditya Forge Ltd., Aksh India Ltd., Alliance Fittings & Forgings Limited, Anil Industrial Components, Anthia Machine Tools, Arham Steels Pvt Ltd., Ashar Industrial Corporation, Associated Products, Atisha Engineers, Baliga Lighting, Equipment, Bhavani Spring Works, Bilimoria (India), Bliss Anand Pvt Ltd., Brajesh Packaging Pvt.Ltd., Care Office Equipment Pvt. Ltd., CEAG Flameproof Control Gears P Ltd., Chandresh Cables Limited, Chokshi Graphics, Comet Brass Products, Comet Engineers, Drofketal Chemicals India Pvt. Ltd. EBY Fasteners, Electro Engineering Co Pvt Ltd., Elgi Electric And Industries Limited, Elite Printers, Essar Enterprises, Fine Polycolloids Pvt.Ltd., Globe Electrical Industries, H R Industries, Hemal Enterprise, Hi-Tech Paper Products, Horizon Offset, Igp Engineers Private Limited, Industrial Equipments Suppliers, J J Engineering Works, J.B.Industries, J.B.Packaging, Jay Nakoda Industries, Jyoti Paper Products, K.V.Fire Chemicals (India) Pvt.Ltd., Kantilal Chunilal & Sons Appliances Pvt Ltd., Kumar Tex Industries, Kwality Die Fabricators, Laxmi Air Control (P) Ltd., Malli Polymer Pvt.Ltd., Manlon Engineers Pvt.Ltd., Metabrite Industries, Metro Brush Works, Micro Engineering Pvt Ltd., Moksha Thermoplastics P.Ltd., MS Fittings Mfg Co, MTL Instruments Pvt Ltd., Nec Containers Pvt Ltd., Nippon Chemicals, Nitro Polymers, Omicron Unique Products, Paras Gears Pvt.Ltd., Paras Plastic, Pioneer Fabrics & Packaging P.Ltd., PLA Chem Industries, Polytech Industries, Praful Traders, Precise Tools, Precision Engineering Company, Programmed Engg Products Pvt Ltd., Pushpanjali Enterprises, Pooja Paper Crafts, Radha Madhav Industries, Ravi Industries, Revathi Electronic & Controls, Sajitha Traders & Engineering Works, Saurashtra Packaging, Semitronik Systems, Serve Tex Engineers, Sheeba Fabricators, Shiv Ganga Paper Converters (P) Ltd., Shree Ambica Textile Works, Shree Laxmi Krupa Engineering Works, Shree Mahesh Engineering Works, Shree Ram Engineers, Shyam Enterprise, Sigma Industries, SIP Tools, Sterdill Equipments Pvt Ltd., Sukhvir Engineering Works, Sunrise Paper & Board Mills, Supertex, Suveg Electronics, Satyam Pharma Chem Pvt. Ltd., Sanghvi Packers, T P Refrigeration, Topack Ceramics Pvt. Ltd., Tex Tube Mfg. Co., Universal Welding Works, V M Corporation, Vikrant Engineers, Vinay Electricals, Viral Electricals, Wadhwa Polyfilms Pvt. Ltd.

The outstandings are within the period of agreed terms.

* Includes for capital expenditure Rs. 176.16 Crores.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I'

OTHER INCOME

		(Rs. in Crores) 2001-2002
	Rs.	**Rs.**
Dividends :		
From Current Investments	0.07	
From Long Term Investments	96.55 *	
		96.62
Interest Received :		
From Current Investments	5.08	
From Long Term Investments	287.85	
From Others	225.25	
[Tax Deducted at source Rs. 56.53 Crores]		
		518.18
Profit/(Loss) on Sale of Investments (net)		
- Current	38.78	
- Long Term	(4.24)	34.54
Profit on Sale of Fixed Assets		4.17
Discount on Buyback of Bonds/Redemption of Debentures		4.95
Miscellaneous Income		173.33
		831.79

* Includes Rs. 52.77 Crores, received by Reliance Industrial Investments and Holdings Limited from erstwhile RPL for the financial year 2000-2001.

SCHEDULE 'J'

VARIATION IN STOCKS

		(Rs. in Crores) 2001-2002
	Rs.	**Rs.**
STOCK-IN-TRADE (at close)		
Finished goods	1,159.51	
Stock-in-process	519.83	
		1,679.34
STOCK-IN-TRADE (at commencement)		
Finished goods	1,023.43	
Stock-in-process	177.74	
	1,201.17	
Add : On Amalgamation		
Finished goods	603.60	
Stock-in-process	782.40	
	1,386.00	
		2,587.17
		(907.83)

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K'

MANUFACTURING AND OTHER EXPENSES

		(Rs. in Crores) 2001-2002
	Rs.	Rs.
RAW MATERIALS CONSUMED		26,489.41
MANUFACTURING EXPENSES		
Stores, Chemicals and Packing Materials	1,120.41	
Electric Power, Fuel and Water	739.66	
Machinery Repairs	102.23	
Building Repairs	28.35	
Labour, Processing and Machinery Hire Charges	146.20	
Excise Duty provided on Stocks	(33.04)	
Lease Rent	47.91	
Exchange Differences (Net)	123.47	2,275.19
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages and Bonus	440.56	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	57.16	
Employee's Welfare and other amenities	71.73	569.45
SALES AND DISTRIBUTION EXPENSES		
Samples, Sales Promotion and Advertisement Expenses	23.86	
Brokerage, Discount and Commission	122.42	
Warehousing and Distribution Expenses	960.78	
Sales Tax	213.94	
Provision for Doubtful Debts	51.67	1,372.67
ESTABLISHMENT EXPENSES		
Insurance	120.62	
Rent	20.43	
Rates and Taxes	101.88	
Other Repairs	62.71	
Travelling Expenses	46.36	
Payment to Auditors	3.69	
Professional Fees	199.19	
Loss on Sale of Discarded Assets	18.27	
General Expenses	310.46	
Wealth Tax	6.00	
Charity and Donations	30.07	
		919.68
		31,626.40
Less : Project development expenses (net)		1.81
		31,624.59

SCHEDULE 'L'

INTEREST

	(Rs. in Crores) 2001-2002
	Rs.
Debentures	1,380.52
Fixed Loans	299.12
Others	148.33
	1,827.97

Notes on Consolidated Accounts

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared in accordance with Accounting Standard (AS-21) "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India on the following basis:

(i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.

(ii) In case of foreign subsidiaries, revenue items have been consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

(iii) As far as possible, the consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented to, in the same manner as the Company's separate financial statements.

(iv) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

(v) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company's shareholders.

2. Investments other than in Subsidiary Companies have been accounted as per Accounting Standard (AS-13) on Accounting for Investments issued by the Institute of Chartered Accountants of India.

3. Other significant accounting policies

These are set out under "Significant Accounting Policies" as given in the financial statements of Reliance Industries Limited and its Subsidiaries.

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT:

1. The subsidiary companies considered in the consolidated financial statements are :

Name of the subsidiaries	Country of incorporation	Proportion of ownership interest
Vimal Fabrics Limited	India	100%
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Power Ventures Limited	India	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance LNG Private Limited	India	90%
Reliance Infocom B.V.	Netherlands	100%
Reliance Infocom Inc.	U.S.A.	100%
Reliance Technologies LLC.	U.S.A.	90%

2. Reliance Life Insurance Company Limited and Reliance General Insurance Company Limited have ceased to be subsidiaries and hence not included in preparation of the Consolidated Financial Statements.

3. Reliance Petroinvestment Limited (RPiL) has ceased to be a subsidiary of the Company with effect from 17/04/2002 and being temporary in nature, it has not been included in preparation of the Consolidated Financial Statements.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

4. The financial statements of Reliance Infocom Inc. and Reliance Technologies LLC, have been prepared under US GAAP and of Reliance Infocom B.V. has been prepared under Netherlands GAAP. The effect of differences in accounting policies between the company and these subsidiaries are not material.

5 As this is the first year of adoption of Accounting Standard (AS-21) on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, figures for the previous years have not been presented.

6. (a) In terms of the Scheme of Amalgamation (Scheme) sanctioned by order dated 7th June, 2002 of Hon'ble High Court of Bombay and the order dated 13th September, 2002 of the Hon'ble High Court of Gujarat, Reliance Petroleum Limited ("RPL" - whose core business is refining of crude oil) has been amalgamated with the Company with effect from 1st April, 2001.

(b) In accordance with the said Scheme :

(i) The assets, liabilities, rights and obligations of RPL have been vested in the Company with effect from 1st April, 2001 and have been recorded at their respective fair values under the purchase method of accounting for amalgamation.

(ii) 34,26,20,509 Equity shares of Rs. 10 /- each are to be issued as fully paid-up to the shareholders of RPL, without payment being received in cash, and pending allotment, these have been shown under the head "Equity Share Suspense" net of calls in arrears of Rs. 0.33 Crore.

(iii) Equity Share Suspense includes 10,46,60,154 shares of Rs. 10/- each to be allotted to the trust created by Reliance Industrial Investments Holdings Limited, a wholly owned subsidiary of the Company against its investments in RPL.

(iv) Excess of fair value of net assets taken over by the Company over the paid up value of equity shares to be issued and allotted and the carrying amount of shares held by the Company in RPL has been dealt with as under:

Rs. 130.17 Crores representing Debenture Redemption Reserve in RPL books, has been credited to Debenture Redemption Reserve;

Rs. 0.65 Crore representing Capital Reserve in RPL books, has been credited to Capital Reserve;

Rs. 1,071.50 Crores representing balance in Profit and Loss Account in RPL books, has been credited to Profit and Loss Account and net balance of Rs. 10,739.67 Crores has been credited to Securities Premium Account. As required by Accounting Standard (AS-14) on Accounting for Amalgamation issued by the Institute of Chartered Accountants of India, these reserves have been accounted as prescribed in the Scheme. Had the Scheme not prescribed this treatment, these amounts would have been credited to Capital Reserve.

The computation of the amount credited to Securities Premium Account is as under:

	(Rs. in Crores)	(Rs. in Crores)
Fair value of Assets		
— Fixed Assets	20,644.12	
— Net Current Assets	1,426.23	
— Investments	413.46	
Fair value of Assets	22,483.81	
Less : Loan Liabilities	7,492.13	
Fair value of Net Assets taken over		**14,991.68**
Less:		
Consideration Payable (34,26,20,509 equity shares of Rs 10 each)	342.62	
Cancellation of Investment of RIL in RPL	2,686.45	
Stamp Duty Payable on Amalgamation	25.00	
Debenture Redemption Reserve	130.17	
Capital Reserve	0.65	
Profit and Loss Account	1,071.50	
Calls in Arrears	(4.38)	
		4,252.01
Amount taken to Securities Premium Account on amalgamation		**10,739.67**

(v) Consequent to the Court Orders, the authorised share capital will be increased to Rs. 3,000 Crores consisting of 250,00,00,000 equity shares of Rs. 10 each and 50,00,00,000 Preference Shares of Rs. 10 each.

7. Gross Turnover includes inter divisional transfers of Rs. 11,715.69 Crores and Income from services of Rs. 336.91 Crores.

8. (a) The company has changed the method of depreciation from straight line method to written down value method, with effect from 1-4-2001 for Aromatics complex situated at Jamnagar, to provide for earlier replacement on account of technological advancement.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

In compliance with the Accounting Standards (AS-6), on Depreciation Accounting issued by the Institute of Chartered Accountants of India, depreciation has been recomputed from the date of commissioning on these assets at WDV rates applicable to those years. Consequent to this there is an additional depreciation charge of Rs. 450.16 Crores which relates to the previous years and an equivalent amount has been withdrawn from the General Reserve and credited to the Profit and Loss Account.

Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 238.02 Crores excluding the charge relating to the previous years.

Consequently, the Net Block of Fixed Assets and Reserves and Surplus are lower by Rs. 688.18 Crores.

(b) The Gross Block of Fixed Assets include Rs. 2,738.50 Crores on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 169.52 Crores and an equivalent amount has been withdrawn from General Reserve and credited to the Profit and Loss Account.

9. The expenditure on account of exchange difference on outstanding forward exchange contracts to be recognised in the Profit and Loss Account of subsequent accounting period aggregate to Rs.133.61 Crores.

10. Extraordinary Income includes income of Rs 358.34 Crores, on account of sale of equity shares of Larsen and Toubro Limited and Rs. 53.36 Crores on account of Insurance claims received against the damage caused by the earthquake of January, 2001.

11. (a) Payment to Auditors :

	(Rs. in Crores)
	2001-2002
i) Audit Fees	**1.51**
ii) Tax Audit Fees	**0.55**
iii) For Certification and Consultation in finance and tax matters	**1.41**
iv) Expenses reimbursed	**0.21**
	3.68

(b) Cost Audit Fees **0.04**

12. Managerial Remuneration :

	(Rs. in Crores)
	2001-2002
i) Salaries	**2.35**
ii) Perquisites	**2.04**
iii) Sitting Fees (Paid by erstwhile RPL)	**0.03**
iv) Commission	**30.12**
v) Contribution to Provident Fund and Superannuation Fund	**0.59**
vi) Provision for Gratuity	**0.45**
	35.58

13. A sum of Rs. 7.07 Crores (net debit) is included in General Expenses representing Net Prior Period Items.

14. (a) Fixed assets taken on finance lease prior to April 1,2001, amount to Rs. 330.23 Crores. Future obligations towards lease rentals under the lease agreements as on 31st March, 2002 amount to Rs. 97.13 Crores as follows:

	(Rs. in Crores)
Within one year	**27.52**
Later than one year and not later than five years	**67.05**
Later than five years	**2.56**
Total	**97.13**

(b) The Company has acquired certain items of Plant & Machinery and Ships on finance lease after 1st April, 2001, amounting to Rs. 29.62 Crores. The minimum lease rentals outstanding as of 31st March, 2002 in respect of these assets are as follows:

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in Crores)

Due	Total Minimum Lease Payments outstanding as on 31.03.2002	Future interest on Outstanding	Present value of Minimum Lease Payments
Within one year	8.93	0.51	8.42
Later than one year and not later than five years	18.69	2.60	16.09
Later than five years	0.37	0.18	0.19
Total	27.99	3.29	24.70

(c) General description of lease terms

i) Lease rentals are charged on the basis of agreed terms.
ii) Assets are taken on lease over a period of 3 to 15 years.

15. a) Assets given on finance lease on or after 1st April, 2001

(Rs. in Crores)

Particulars	Total	Not later than one year	Later than one year and not later than five years	Later than five years
Gross investment	112.93	11.37	45.49	56.07
Less: Unearned finance income	54.25	8.32	28.32	17.61
Present value of minimum lease rentals	58.68	3.05	17.17	38.46

b) General description of lease terms
i) Lease rentals are charged on the basis of agreed rate of interest.
ii) Assets are given on lease for a period of ten years.

c) Miscellaneous Income includes income from lease of Rs. 0.59 Crore.

16. As per Accounting Standard (AS-22) on Accounting for taxes on Income issued by the Institute of Chartered Accountants of India, the provision for deferred tax as at 1.4.2001 has been computed at Rs.1,064.82 Crores, and is charged to revenue reserves. The deferred tax liability as at 31st March, 2002 comprises of the following:

(Rs. in Crores)

a. Deferred Tax Liability		
Related to Fixed Assets		**2,289.71**
b. Deferred Tax Assets		
Disallowances under Income Tax Act, 1961	188.90	
Provision for Doubtful Debts	39.98	**228.88**
c. Provision for Deferred Tax Liability (Net)		**2,060.83**

17. EARNINGS PER SHARE

	(Rs. in Crores) 2001-2002
a. Net Profit available for equity shareholders (Numerator used for calculation)	**3,279.90**
b. Weighted Average No. of equity shares used as denominator for calculating EPS (Including shares to be issued to erstwhile RPL shareholders)	**138,83,25,291**
c. Basic and Diluted Earnings per share (Rs.) (Equity Share of face value of Rs. 10 each)	**23.62**

18. The company has identified three reportable segments viz. Petrochemicals, Refining and others. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the company with following additional policies for segment reporting.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(c) **Segment Information:**

(i) **Primary Segment Information :** **(Rs. in Crores)**

	Particulars	Petrochemicals	Refining	Others	Unallocable	Sub-Total	Eliminations	Total
1	**Segment Revenue**							
	- External Turnover	18,129.33	25,953.45	1,328.01	—	45,410.79	—	45,410.79
	- Intra Segment Turnover	6,444.93	—	40.82	—	6,485.75	(6,485.75)	—
	- Inter Segment Turnover	19.32	5,210.62	—	—	5,229.94	(5,229.94)	—
	Gross Turnover	**24,593.58**	**31,164.07**	**1,368.83**	**—**	**57,126.48**	**(11,715.69)**	**45,410.79**
	Less Excise duty recovered	2,216.95	1,073.03	25.00	—	3,314.98	—	3,314.98
	Net Turnover	**22,376.63**	**30,091.04**	**1,343.83**	**—**	**53,811.50**	**(11,715.69)**	**42,095.81**
2	Segment Result before Interest, Extra ordinary items and Taxes	2,482.99	2,127.82	796.62	(44.43)	5,363.00	—	5,363.00
	Less: Interest Expense	—	—	—	1,827.97	1,827.97	—	1,827.97
	Add: Interest Income	—	—	—	518.18	518.18	—	518.18
	Profit before Extra ordinary items and Taxes	**2,482.99**	**2,127.82**	**796.62**	**(1,354.22)**	**4,053.21**	**—**	**4,053.21**
	Extraordinary income (ref Note 6, Schedule 'N')	—	—	—	411.70	411.70	—	411.70
	Profit Before Tax	**2,482.99**	**2,127.82**	**796.62**	**(942.52)**	**4,464.91**	**—**	**4,464.91**
	Current Tax				190.03	190.03		190.03
	Deferred Tax				996.01	996.01		996.01
	Net Profit after Tax					**3,278.87**		**3,278.87**
3	Other Information							
	Segment Assets	15,704.09	24,801.15	2,323.26	13,869.03	56,697.53	—	56,697.53
	Segment Liabilities	1,433.18	3,375.91	419.94	2,481.50	7,710.53	—	7,710.53
	Capital Expenditure	1,004.33	591.28	63.24	0.03	1,658.88	—	1,658.88
	Depreciation	1,609.46	1,052.88	76.87	76.95	2,816.16	—	2,816.16
	Non Cash Expenses other than depreciation				51.67	51.67		51.67

Notes:

a) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountant of India, the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries.

b) The reportable Segments are further described below:

— The petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

— The refining segment includes production and marketing operations of the Petroleum refinery.

— The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of :

• Oil and Gas • Textile

• Infocom business conducted through subsidiaries viz. Reliance Infocom Inc., Reliance Infocom B.V. and Reliance Technologies LLC.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) **Secondary Segment Information :**

	(Rs. in Crores)
1. Segment Revenue - External Turnover	
- Within India	34,441.92
- Outside India	10,968.87
Total Revenue	45,410.79
2. Segment Assets	
- Within India	55,421.54
- Outside India	1,275.99
Total Assets	56,697.53

	(Rs. in Crores)
3. Segment Liability	
- Within India	7,707.70
- Outside India	2.83
Total Liability	7,710.53
4. Capital Expenditure	
- Within India	1,658.85
- Outside India	0.03
Total Revenue	1,658.88

19. Miscellaneous Expenditure (to the extent not written off / or adjusted) includes Rs. 62.86 Crores inrespect of unamortised portion of amount disbursed on account of Employees Seperation Scheme announced at Naroda during the year.

20. **PROJECT DEVELOPMENT EXPENDITURE**
(in respect of Projects upto 31st March, 2002 included under Capital work in progress)

	(Rs. in Crores) 2001-2002 Rs.	Rs.
Opening Balance		**6.52**
Add: On Amalgamation		**83.84**
Project Development Expenditure transferred from Profit and Loss Account	**1.81**	
Interest Capitalised	**67.49**	**69.30**
		159.66
Less: Project Development Expenses Capitalised during the year		**94.80**
Closing Balance		**64.86**

21. **Additional Information**

	(Rs. in Crores) **As at 31st March 2002**
(a) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for	**453.12**
(b) Uncalled liability on partly paid Shares/ Warrant Equity Shares (Rs 19,935)	**—**
(c) Contingent Liabilities	
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit	**235.50**
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties	**624.40**
(iii) Liability in respect of bills discounted with Banks	**19.19**
(iv) Claims against the Company / disputed liabilities not acknowledged as debts	**357.32**
(v) Sales tax deferral liability assigned	**2,511.71**

(d) The Income-Tax assessments of the Company have been completed up to Assessment Year 1999-2000. The disputed demand outstanding up to the said Assessment Year is Rs. 233.32 Crores. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced in respect of disputed matters which are pending in appeals.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

22. Related Party Disclosures:

(i) List of Related Parties with whom transactions have taken place and Relationships :

Sr No.	Name of the Related Party	Relationship
1.	Reliance Life Insurance Company Limited (Subsidiary upto 14th January, 2002)	Associate Companies and Joint Ventures
2	Reliance General Insurance Company Limited (Subsidiary upto 14th January, 2002)	
3.	Reliance Capital Limited	
4.	BSES Limited	
5.	Reliance Infocomm Limited (formerly Reliance Communications Limited)	
6.	Reliance Communications Infrastructure Limited (formerly Reliance Infocom Limited)	
7.	Reliance Telecom Limited	
8.	Reliance Industrial Infrastructure Limited	
9.	Reliance Europe Limited	
10.	Reliance Ports and Terminals Limited	
11.	Reliance Utilities and Power Limited	
12.	Reliance Salgaoncar Power Company Limited	
13.	Reliance Enterprises Limited	
14.	Reliance Global Trading Private Limited	
15.	Unincorporated Oil & Gas Joint Ventures	
16.	Late Sh. Dhirubhai H. Ambani	Key Management Personnel
17.	Sh. Mukesh D. Ambani	
18.	Sh. Anil D. Ambani	
19.	Sh. Nikhil R. Meswani	
20.	Sh. Hital R. Meswani	
21.	Sh. H. S. Kohli	
22.	Sh. R. H. Ambani	Relatives of Key Management Personnel
23.	Smt. K. D. Ambani	
24.	Dhirubhai Ambani Foundation	Others
25.	Jamnaben Hirachand Ambani Foundation	
26.	Hirachand Govardhandas Ambani Public Charitable Trust	

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) Transactions during the year with related parties:

(Rs. in Crores)

Sr. No.	Nature of Transaction	Associates	Key Management Personnel	Relatives of Key Management Personnel	Others	Total
A)	**Loans**					
	Taken during the year	31.40				31.40
	Repaid during the year	65.59				65.59
	Balance as at 31st March, 2002	10.00				10.00
B)	**Fixed Assets/ Capital Work in Progress**					
	Assets taken on Lease during the year	29.62				29.62
	Balance of Assets taken on Lease as at 31st March, 2002	207.43				207.43
	Assets given on Lease during the year	58.68				58.68
	Assets purchased during the year	4.66		2.25		6.91
	Assets sold during the year		0.08			0.08
C)	**Investments**					
	Purchased during the year	406.54				406.54
	Sold during the year	78.00				78.00
	Balance as at 31st March, 2002	2,537.70				2,537.70
D)	**Interest accrued on Investments**	398.47				398.47
E)	**Sundry Debtors as at 31st March, 2002**	166.94				166.94
F)	**Loans & Advances**					
(a)	**Loans**					
	Given during the year	14,006.73				14,006.73
	Returned during the year	12,833.16				12,833.16
	Balance as at 31st March, 2002	1,926.52				1,926.52
(b)	**Advances recoverable in cash or in kind**					
	Given during the year	2,235.46				2,235.46
	Returned during the year	53.70				53.70
	Balance as at 31st March, 2002	2,322.14				2,322.14
(c)	**Deposits**					
	Given during the year	40.00				40.00
	Returned during the year	2.83				2.83
	Balance as at 31st March, 2002	42.74				42.74
G)	**Sundry Creditors**					
	Balance as at 31st March, 2002	1,155.31				1,155.31
H)	**Turnover**	583.72				583.72
I)	**Other Income**					
	Dividend	34.31				34.31
	Interest Received	415.66				415.66
	Lease Rental Income	0.59				0.59
	Miscellaneous Income	98.01				98.01
J)	**Purchases**	0.09				0.09
K)	**Expenditure**					
	Interest Paid	40.93				40.93
	Payments to and provisions for Directors		35.58			35.58
	Sitting Fees (Rs 28,690)			—		—
	Electric Power, Fuel and Water	420.13				420.13
	Rent	3.00				3.00
	Telephone Charges	2.99				2.99
	Lease Rentals	56.69				56.69
	Professional Fees	18.09				18.09
	Charter Hire Charges	10.52				10.52
	Insurance Premium	49.55				49.55
	Assignment of Liability	167.09				167.09
	Tank Farm Charges	6.20				6.20
	Hire Charges	46.55				46.55
	Donations				26.89	26.89
	Warehousing and Distribution Charges	830.51				830.51
	Others	1.25				1.25
L)	**Guarantees Issued**					
	Financial Guarantees	624.40				624.40
	Performance Guarantees	3,548.77				3,548.77

Note: Related Party disclosure for previous year is not included in above, as Accounting Standard (AS-18), issued by the Institute of Chartered Accountants of India has become mandatory from 1st April, 2001.

Consolidated Cash Flow Statement Annexed to the Balance Sheet for the period April 2001-March 2002

(Rs. in Crores)

		2001-2002	
		Rs.	Rs.
A:	**CASH FLOW FROM OPERATING ACTIVITIES :**		
	Net Profit after tax as per Profit and Loss Account		3,279.90
	Adjusted for :		
	Minority Interest Share of Loss	(1.03)	
	Extra-Ordinary items	(411.70)	
	Net Prior Year Adjustments	7.07	
	Current Tax Provision	190.03	
	Deferred Tax Provision	996.01	
	Provision for Doubtful Debts	51.67	
	Provision for Diminution in value of Investments	0.05	
	Profit/(Loss) on Sale of Discarded Assets	14.09	
	Depreciation	3,435.84	
	Transferred from General Reserve	(619.68)	
	Discount on Buyback of Bonds / Redemption of Debentures	(4.95)	
	Miscellaneous Expenses written off	0.01	
	Effect of Exchange Rate Change	77.00	
	Profit on Sale of Investments	(89.25)	
	Dividend Income	(32.36)	
	Interest	(518.18)	
	Interest Expenses	1,827.97	
			4,922.59
	Operating Profit before Working Capital Changes		8,202.49
	Adjusted for :		
	Trade and Other Receivables	(549.68)	
	Inventories	307.63	
	Trade Payables	(368.83)	
			(610.88)
	Cash Generated from Operations		7,591.61
	Net Prior Year Adjustments		(7.07)
	Taxes Paid		(105.18)
	Extra-Ordinary items		53.36
	Net Cash From Operating Activities		7,532.72
B:	**CASH FLOW FROM INVESTING ACTIVITIES :**		
	Purchase of Fixed Assets		(1,681.70)
	Sale of Fixed Assets		62.99
	Purchase of Investments		(14,996.22)
	Sale of Investments		15,864.81
	Movement in Loans		(3,502.41)
	Interest Income		216.77
	Dividend Income		43.87
	Net Cash Used in Investing Activities		(3,991.89)

Consolidated Cash Flow Statement Annexed to the Balance Sheet for the period April 2001-March 2002

(Rs. in Crores)

	2001-2002	
	Rs.	Rs.
C: CASH FLOW FROM FINANCING ACTIVITIES :		
Proceeds from Issue of Share Capital (net)		2.24
Proceeds from Long Term Borrowings		15,717.89
Repayment of Long Term Borrowings		(14,210.94)
Short Term Loans		(1,061.91)
Dividends Paid		(632.58)
Interest Paid		(1,739.02)
Effects of exchange rate change		0.45
Net Cash used in Financing Activities		(1,923.87)
Net Increase/(Decrease) in Cash and Cash Equivalents		1,616.96
Opening Balance of Cash and Cash Equivalents	103.96	
On Amalgamation	42.64	146.60
Closing Balance of Cash and Cash Equivalents		1,763.56

For and on behalf of the Board

M.D.Ambani - Chairman & Managing Director
A.D.Ambani - Vice-Chairman & Managing Director
N.R.Meswani, **H.R.Meswani**, **H.S.Kohli** - Executive Directors
U.Mahesh Rao - Nominee Director
R.H.Ambani, **M.L.Bhakta**, **T.Ramesh U.Pai**, **Y.P.Trivedi**, **Dr.D.V.Kapur**, **M.P.Modi** - Directors
V.M.Ambani - Company Secretary

Mumbai
Dated: 30th September, 2002

Auditors' Report

We have verified the above consolidated cash flow statement compiled from the consolidated audited financial statements of Reliance Industries Limited for the year ended 31st March, 2002 and from the separate individual audited financial statements of the Company and its subsidiaries for the year ended 31st March, 2001 and found the same in agreement therewith. According to the information and explanation given to us the above consolidated cash flow statement has been prepared in accordance with the requirement of Accounting Standard 3 on Cash Flow Statements issued by the Institute of Chartered Accountants of India.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated: 30th September 2002

Reconciliation of Consolidated Net Profit determined under Indian GAAP to Net Income in accordance with US GAAP

The following reconciliation between Consolidated Profit determined under generally accepted accounting principles in India ("Indian GAAP") to Net Income in accordance with accounting principles generally accepted in the United States of America ("US GAAP") has been provided as additional disclosure on a voluntary basis to assist readers who may be unfamiliar with Indian GAAP. However, as the company is not subject to US SEC reporting & disclosure requirements and major part of the revenue of the Company is earned in India, the accounts should be read as per Indian GAAP.

Reconciliation of Consolidated Profit determined under Indian GAAP with Net Income according to US GAAP.

Year ended 31st March, 2002	Notes	Rs. (Crores)	US $ (Millions)
Consolidated Net Profit after tax determined under Indian GAAP		**3,280**	**672**
Adjustments to conform with US GAAP			
Share in Income of Affiliates and Subsidiaries	1	351	72
Leases	2	(9)	(2)
Indirect Preoperative Expenses	3	(2)	(0.4)
Foreign Currency and Hedging	4	(286)	(59)
Depreciation	5	172	35
Deferred Income Tax	6	(383)	(78)
Issue Expenses	7	(26)	(6)
Employee Benefits	8	(82)	(17)
Cumulative effect of change in accounting principle (net of Rs.142 crores of deferred income taxes)	9	(256)	(52)
Loss on early extinguishment of debt	10	(16)	(3)
Consolidated net income in accordance with US GAAP		**2,743**	**562**

1 US $= Rs. 48.80 (Exchange rate as on 31.03.2002)

Notes to Reconciliation of Consolidated profit determined under Indian GAAP with Net Income according to US GAAP.

The following notes show the difference between Indian and US GAAP and necessary adjustments to arrive at consolidated net income under the US GAAP.

1. **Share in income of Affiliates and Subsidiaries**

   a. **Amalgamation of Reliance Petroleum Ltd. (RPL) with the Company**

   On 8th April, 2002 and 15th April, 2002 respectively, shareholders of the Company and RPL approved a scheme of amalgamation, which was subsequently sanctioned by order dated 7th June, 2002 of the Honourable High Court of Bombay and order dated 13th September, 2002 of the Honourable High Court of Gujarat. This transaction was consummated in September, 2002. However, the scheme calls for retroactive amalgamation with effect from 1st April, 2001.

   Under Indian GAAP, the consolidated net profit after tax includes the accounts of RPL from the legal date of merger. Under US GAAP, as the transaction was consummated after the balance sheet date, RPL has been included on the equity basis of accounting for the year.

   b. **Other Affiliates and Subsidiaries**

   Under Indian GAAP investments in affiliates, where RIL generally owns 20% to 50%, are carried at cost. Income from such affiliates is recognized to the extent dividends are declared.

   Under US GAAP, investments in unconsolidated affiliates are accounted for using the equity method, whereby the investment is carried at RIL's related share of the net assets of such affiliates. RIL records as income, its share of the net earnings, determined in accordance with US GAAP, of such affiliates.

   With effect from 1st April, 2002, Indian GAAP also requires the use of the equity method by the Company.

   Under Indian GAAP, in the current year, the company has also presented consolidated financial statements, which include its subsidiaries. This treatment is consistent with US GAAP; however, the net income under US GAAP includes the earnings of subsidiaries determined in accordance with US GAAP.

2. **Leases**

   Under Indian GAAP in respect of leases entered into before 31st March, 2001, no distinction is made between an operating and a capital lease. Under US GAAP, leases are classified into operating or capital, based on the underlying characteristics of the lease. Capital leases are accounted for as though the company had entered into an obligation and invested in an asset, resulting in the charge to operations being the aggregate of depreciation on the asset and interest on the outstanding obligation. Under Indian GAAP, for leases entered prior to 31st March, 2001 the charge to operations consists of the lease rental. Adjustment has been made for reversal of lease rental and the revenue charge of depreciation and interest for capital leases. For leases entered into after 31st March, 2001 the treatment under US GAAP and Indian GAAP is the same.

3. **Indirect Preoperative Expenses**

   Under Indian GAAP certain indirect expenses incurred during construction are capitalised. Under US GAAP, such indirect costs are expensed as incurred.

4. **Foreign Currency and Hedging**

   Under Indian GAAP foreign exchange difference relating to acquisition of fixed assets is adjusted to the carrying cost of such assets. Other foreign exchange differences are recognized in the profit and loss account. Under US GAAP, all gains or losses arising out of foreign exchange differences are required to be included in the determination of net income.

The Company also enters into derivative contracts to manage its exposures to fluctuations in interest rates, foreign currencies and commodity prices. Substantially all such contracts are regulated by agencies of the Government and may be entered into only for the purposes of hedging. In order to comply with regulations, the company maintains extensive documentation to demonstrate that each such contract qualifies for, and is effective as, a hedge of cash flows or foreign currency exposures.

Under Indian GAAP, the gain or loss on such derivative contracts are generally recognised when the underlying hedge transaction settles, or upon earlier termination of the hedge.

Under US GAAP, the accounting for hedge contracts depends upon the nature of the hedge. For a derivative designated as hedging an exposure to variable cash flow of a forecasted transaction, the effective portion of the derivative's gain or loss is recognised in income when the forecasted transaction effects earnings, or upon earlier termination of the hedge.

5. **Depreciation**

Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalised. Under US GAAP, such indirect costs must be expensed as incurred. Depreciation has been adjusted to take account of the US GAAP adjustments to fixed assets for indirect preoperative expenses and foreign currencies.

6. **Deferred Income Tax**

The provision for taxation under Indian GAAP consists of the estimated tax currently payable and deferred income taxes for timing differences between accounting income and taxable income at the substantively enacted income tax rates.

US GAAP requires that a provision for such deferred income taxes be made for the future tax effects of temporary differences between book and tax basis of assets at the enacted tax rates.

Accordingly, the reconciliation provides for an adjustment to reflect the differences due to tax rates and the tax effect of US GAAP adjustments.

7. **Issue Expenses**

Under Indian GAAP, debt issue expenses may be capitalized or charged to share premium. Under US GAAP, debt issue cost are amortized over the life of the debt.

8. **Employee benefits**

Under Indian GAAP, provision for leave encashment is accounted for on actuarial valuation basis. Compensation to employees who have opted for voluntary retirement scheme of the company is amortized over 60 months. Under US GAAP provision for leave encashment is accounted on actual basis. Compensation towards voluntary retirement scheme is charged in the year in which the employees accept the offer.

9. **Cumulative effect of change in accounting principle**

In order to provide for the timely replacement of assets, the Company has changed the method of depreciation for Aromatics complex situated at Jamnagar from Straight Line to Written Down value method with effect from 1st April, 2001. The new method has been applied retrospectively to fixed asset acquisitions of prior years.

Under Indian GAAP, consequent to this, there is an additional charge for depreciation during the year relating to previous years and an equivalent amount has been withdrawn from General Reserve and credited to Profit & Loss Account.

Under US GAAP, the cumulative effect of the change in depreciation method for previous years has reduced the consolidated net income by Rs. 256 crores (net of Rs. 142 crores in deferred income taxes) after taking into account the adjustments to fixed assets for indirect preoperative expenses and foreign currencies. Had there been no change in the method of depreciation, the charge for the year would have been lower by Rs. 210 crores, excluding the charge relating to the previous years.

10. **Loss on extinguishment of debt**

Under Indian GAAP, debt extinguishment premiums are adjusted against Securities Premium Account. Under US GAAP such premiums for early extinguishment of debt are expensed as incurred, and generally reported as extraordinary items.

As per our report of even date
For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
30th September, 2002

For and on behalf of the board

A.D. Ambani Vice-Chairman & Managing Director

N.R. Meswani Executive Director

International Accountants' Report

To the Board of Directors of
RELIANCE INDUSTRIES LIMITED

We have audited the balance sheet of Reliance Industries Limited as of 31st March, 2002 and the Profit and Loss account for the year then ended and have issued our report thereon dated 30th September, 2002. Our audit also included the accompanying Reconcilliation of Consolidated Net Profit under Indian GAAP to Net Income in accordance with US GAAP ("the Reconciliation"). This Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such Reconciliation, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
Dated: 30th September, 2002

FINANCIAL STATEMENTS OF SUBSIDIARIES

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 18th Annual Report together with the Audited Statement of Accounts for the financial year ended 31st March, 2002.

Operations

During the year under review, the Company has earned a profit of Rs.1,23,385/- as against loss of Rs. 2,09,833/- in the previous year.

Dividend

Your Directors have not recommended any dividend for the financial year under review.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Directors

Shri V.M. Ambani retires by rotation and being eligible offers himself for reappointment at the ensuing Annual General Meeting.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah and M/s. Rajendra & Co., Joint Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment. The Auditors have, under section 224(1-B) of the Companies Act, 1956 furnished the certificate of their eligibility for re-appointment. Accordingly, the said Auditors are proposed to be appointed as Joint Auditors of the Company at the ensuing Annual General Meeting.

With reference to the observations made by the Auditors in their report, your Directors are seized of the issue and are contemplating necessary required steps to replenish the networth.

Fixed Deposits

The Company has not accepted any fixed deposit from the Public. Hence, no information is required to be appended to this report.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy, technology absorption are not required to be furnished since the company has not undertaken any manufacturing activities. There were no foreign exchange earnings and outgo during the year under review.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

V. M. Ambani
J. B. Dholakia } Directors

Mumbai
Dated : 11th July, 2002

Auditors' Report

To,

The Members of **Vimal Fabrics Limited.**

We have audited the attached Balance Sheet of Vimal Fabrics Limited as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.
2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211 (3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) *Although the Company had incurred substantial losses in the past resulting in the erosion of its net worth, the accounts of the Company are prepared on going concern basis.* Subject to above, in our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in confirmity with the accounting principles generally accepted in India :

      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

      ii) in so far as it relates to the Profit and Loss Account, of the 'Profit' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

Mumbai
Dated : 11th July, 2002

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. The Company had maintained proper records showing full particulars including quantitative details and situation of its fixed assets. The Company does not have any fixed assets at the end of the year.
2. None of the fixed assets have been revalued during the year.
3. According to the information and explanations given to us, the stock of raw materials had been physically verified by the Management during the year. In our opinion, the frequency of such verification is reasonable.
4. In our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. As explained to us, there were no material discrepancies noticed on physical verification of the stocks.
6. There is no stock in trade at the end of the year, hence the question of valuation of stock in trade does not arise.
7. The Company has taken an interest free unsecured loans from its Holding Company. It has not taken any other loan, secured or unsecured, from companies, firms or other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956. The terms and conditions of the loan are not, in our opinion, prima-facie prejudicial to the interests of the Company.
8. The Company has not granted any loans, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or to companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.
9. The Company has not given any loans and advances in the nature of loans.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
11. In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods or materials and sale of goods, materials and services made in pursuance of contracts or arrangement entered in the register maintained under Section 301 and aggregating during the year to Rs.50,000/- or more in respect of each party.
12. As explained to us, there are no damaged or unserviceable raw materials.
13. The Company has not accepted any deposit from the Public.
14. As there was no manufacturing activity during the year the question of by products or realisable scrap does not arise.
15. In our opinion the Company has an internal audit system commensurate with its size and the nature of its business.
16. The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of the manufacturing activities of the Company. Since there is no manufacturing activity during the year we have no comments to offer on the said clause.
17. We have been informed that provisions of the Provident Fund and Employees' State Insurance are not applicable to the Company for the year.
18. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-Tax, Wealth-Tax, Sales-Tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
19. According to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
20. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

Mumbai
Dated : 11th July, 2002

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Balance Sheet as at 31st March, 2002

(Rs. in thousands)

	Schedule	As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.
SOURCES OF FUNDS:					
Shareholders' Funds					
Capital	'A'		21,01		21,01
Loan Funds					
Unsecured Loans (From Holding Company)			11,95,57		12,15,68
TOTAL			12,16,58		12,36,69
APPLICATION OF FUNDS:					
Fixed Assets	'B'				
Gross Block		-		30,46	
Less : Depreciation		-		14,44	
Net Block			-		16,02
Current Assets, Loans and Advances					
Current Assets	'C'				
Inventories		-		1,92	
Sundry Debtors		12,31		13,50	
Cash and Bank Balances		5		31	
		12,36		15,73	
Loans and Advances		13,67		13,67	
		26,03		29,40	
Less : Current Liabilities and Provisions					
Current Liabilities	'D'	5,87		6,39	
		5,87		6,39	
Net Current Assets			20,16		23,01
Profit and Loss Account			11,96,42		11,97,66
TOTAL			12,16,58		12,36,69
Notes on Accounts	'G'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

V.M. Ambani
N.M. Sanghavi } Directors
J.B. Dholakia

Profit and Loss Account for the year ended 31st March, 2002

(Rs. in thousands)

	Schedule	2001-2002		2000-2001	
		Rs.	**Rs.**	Rs.	Rs.
INCOME					
Sales		-		10,18	
Other Income	'E'	10,09		3,09	
			10,09		13,27
EXPENDITURE					
Purchases		-		9,37	
Manufacturing and Other expenses	'F'	8,08		4,89	
Depreciation		77		1,11	
			8,85		15,37
Profit / (Loss) for the year			1,24		(2,10)
Add : Balance brought forward from last year			(11,97,66)		(11,95,56)
Balance carried to Balance Sheet			(11,96,42)		(11,97,66)
Basic and Diluted Earnings per share (Rupees)			0.59		(1.00)
Notes on Accounts	'G'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

V.M. Ambani
N.M. Sanghavi
J.B. Dholakia
} Directors

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

(Rs. in thousands)

SHARE CAPITAL	**As at 31st March, 2002 Rs.**	As at 31st March, 2001 Rs.
Authorised:		
2,50,000 Equity Shares of Rs. 10 each	**25,00**	25,00
Issued, Subscribed and Paid up:		
2,10,070 Equity Shares of Rs. 10 each fully paid up (Held by Reliance Industries Limited, the Holding Company)	**21,01**	21,01
	21,01	21,01

SCHEDULE 'B'
FIXED ASSETS

(Rs. in thousands)

Description	Gross Block				Depreciation				Net Block	
	As at 1.4.2001 Rs.	Additions Rs.	Deductions Rs.	**As at 31.3.2002 Rs.**	As at 1.4.2001 Rs.	For the year Rs.	Deductions Rs.	**Up to 31.3.2002 Rs.**	**As at 31.3.2002 Rs.**	As at 31.3.2001 Rs.
Buildings	27,48	-	27,48	-	12,37	64	13,01	-	-	15,11
Furniture and Fixture	2,97	-	2,97	-	2,06	13	2,19	-	-	91
Vehicles	1	-	1	-	1	-	1	-	-	-
Total	30,46	-	30,46	-	14,44	77	15,21	-	-	16,02
Previous Year	30,46	-	-	**30,46**	13,33	1,11	-	**14,44**	**16,02**	

SCHEDULE 'C'

(Rs. in thousands)

CURRENT ASSETS, LOANS AND ADVANCES	**As at 31st March, 2002 Rs.**	**Rs.**	As at 31st March, 2001 Rs.	Rs.
Current Assets:				
Inventories				
(as verified, valued and certified by the management)				
Raw materials	-		1,92	
Sundry Debtors (Unsecured, considered good)*				
Over Six months	**12,31**		13,50	
Cash and Bank Balances				
Balance with Scheduled Banks:				
In Current Account	**5**		31	
		12,36		15,73
Loans and Advances:				
(Unsecured, considered good)				
Deposits		**13,67**		13,67
		26,03		29,40

* Includes Rs. 12,31 thousand due from Reliance Petroleum Ltd., a Company under the same management which is under amalgamation with Reliance Industries Limited. (previous year Rs. 12,31 thousand).

Schedules Forming Part of the Balance Sheet

SCHEDULE 'D'

CURRENT LIABILITIES AND PROVISIONS

(Rs. in thousands)

	As at 31st March, 2002		As at 31st March, 2001	
	Rs.	**Rs.**	Rs.	Rs.
Current Liabilities				
Sundry Creditors :				
Due to : Small Scale Industries	—		—	
Other	—		34	
		—		34
Other Liabilities		5,87		6,05
		5,87		6,39

Schedules Forming Part of the Profit and Loss Account

SCHEDULE 'E'

OTHER INCOME

(Rs. in thousands)

	2001-2002	2000-2001
	Rs.	Rs.
Profit on sale of fixed assets	9,75	–
Excess provision for expenses no longer required (net)	34	3,09
	10,09	3,09

SCHEDULE 'F'

MANUFACTURING AND OTHER EXPENSES

(Rs. in thousands)

	2001-2002		2000-2001	
	Rs.	**Rs.**	Rs.	Rs.
Raw Materials Consumed				
Stock at commencement	1,92		1,92	
Less: Sold	1,92		–	
	–		1,92	
Less : Stock at close	–		1,92	
		–		–
Establishment Expenses				
Electric Power, fuel and water	4,34		4,28	
Retrenchment compensaton	1,67		–	
Insurance	–		6	
Rates and taxes	1,75		1	
Payment to Auditors	26		26	
General Expenses	6		28	
		8,08		4,89
		8,08		4,89

Notes on Accounts

SCHEDULE 'G'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **Basis of preparation of Financial Statements**

   The Financial Statements have been prepared under the Historical Cost Convention, in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956 as adopted consistently by the Company. The same are prepared on a going concern basis.

   b) **Fixed Assets and Depreciation**

   i) Fixed Assets are stated at acquisition cost less accumulated depreciation.

   ii) Depreciation is provided on the straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

   c) **Inventories**

   Raw Material is valued at cost.

2. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

3. Other income includes extra-ordinary income of profits on sale of fixed assets of Rs. 9,75 thousands (Previous Year Rs. NIL)

4. Auditors' Remuneration:

		(Rs. in thousands)
	2001-2002	2000-2001
	Rs.	Rs.
Audit fees	**26**	26

5. Earnings per share

	2001-2002	2000-2001
Basic, as well as diluted, earnings per equity share (Rs.)	**0.59**	(1.00)
Numerator - profit/(loss) after tax (Rs. in thousands)	**1,24**	(2,10)
Denominator - weighted average number of equity shares	**2,10,070**	2,10,070
Nominal value per equity share (Rs.)	**10**	10

6. As the company has not carried out any manufacturing activity during the year, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 is given to the extent applicable.

7. Contingent Liability

		(Rs. in thousands)
	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
Claims against the company/disputed liabilities not acknowledged as debts for ex-employees.	**15,93**	13,99

8. Licensed and Installed Capacity

	Licensed Capacity		**Installed Capacity**	
	31.3.2002	31.3.2001	**31.3.2002**	31.3.2001
	N.A.	N.A.	**N.A.**	N.A.

9. Quantitative Information

		2001-2002		2000-2001	
	UNIT	**Quantity**	**Rs./thousands**	Quantity	Rs./thousands
a) Opening stock					
Fabrics	Mtrs/lacs	–	–	–	–
b) Closing stock					
Fabrics	Mtrs/lacs	–	–	–	–
c) Purchases					
Fabrics(Net of purchase return)	Mtrs/lacs	–	–	0.08	9,37
d) Sales					
Fabrics (Net of sales return)	Mtrs/lacs	–	–	0.08	10,18

Notes on Accounts

SCHEDULE 'G' (Contd.)

10. Balance Sheet Abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.

1. Registration Details:			
Registration No.	31593	State Code	11
Balance Sheet Date	31-03-02		
2. Capital raised during the year: (Rs. in thousands)			
Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL
3. Position of mobilisation and deployment of funds: (Rs. in thousands)			
Total Liabilities	122245	Total Assets	122245
Source of Funds:			
Paid-up Capital	2101	Reserves and Surplus	NIL
Secured Loans	NIL	Unsecured Loans	119557
Application of Funds:			
Net Fixed Assets	NIL	Investments	NIL
Net Current Assets	2016	Miscellaneous	
Accumulated Losses	119642	Expenditure	NIL
4. Performance of Company: (Rs. in thousands)			
Turnover/Income	1009	Total Expenditure	885
Profit/(Loss) before tax	124	Profit/(Loss) after tax	124
Earnings per Share (Rupees)	0.59	Dividend Rate (%)	NIL
5. Generic names of principal products, services of the Company:			
Item Code No.	551511.00		
Product Description	FABRICS		

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

H.P. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner.

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

V.M. Ambani
N.M. Sanghavi
J.B. Dholakia
} Directors

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 16th Annual Report together with the Audited Statement of Accounts for the financial year ended 31st March, 2002.

FINANCIAL RESULTS

(Rs. in Thousands)

	2001-2002	2000-2001
	Rs.	Rs.
Profit before taxation	**37,60,83**	26,81
Less: Provision for taxation	**—**	—
Profit after tax	**37,60,83**	26,81
Add: Taxes for the earlier years	**1,18,76**	—
Balance brought forward from last year	**78,37,56**	78,10,75
Amount available for appropriations:	**117,17,15**	78,37,56
Less: Transferred to Debenture Redemption Reserve	**531,43**	—
Balance carried forward to Balance Sheet	**111,85,72**	78,37,56

Operations

During the year, the Company received dividend income of Rs. 64,21,58,326/- from its investments.

During the year, the Company transferred 92,20,665 Equity Shares of Larsen and Toubro Limited to Reliance Industries Limited, the Holding Company, at cost.

Pursuant to the Scheme of Amalgamation of Reliance Petroleum Limited (RPL) into Reliance Industries Limited (RIL), equity shares of Rs. 10/- each of RIL are to be issued and allotted to a Trust under which the Company is the sole beneficiary, against the equity shares of RPL held by the Company, the Trust having been settled by the Company on 2nd May, 2002.

Dividend

The Directors have not recommended dividend on Equity shares for the financial year ended 31st March, 2002.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Audit Committee

As required by the provisions of Section 292A of the Companies Act, 1956, the Board of Directors has constituted Audit Committee comprising of three directors i.e. Shri S. Seth, Shri Alok Agarwal and Shri Sandeep Junnarkar.

Directors

Shri Alok Agarwal retires by rotation and being eligible offers himself for reappointment at the ensuing Annual General Meeting.

Auditors

M/s. Chaturvedi & Shah and M/s. Rajendra & Co., Joint Auditors of the Company, hold office till the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment. The Auditors have, under section 224(1-B) of the Companies Act, 1956 furnished the certificate of their eligibility for re-appointment. Accordingly, the said Auditors are proposed to be

appointed as Joint Auditors of the Company at the ensuing Annual General Meeting.

Fixed Deposits

The Company has not accepted any fixed deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings and outgo during the year.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

Alok Agarwal
S. Seth
} Directors

Mumbai
Dated : 11th July, 2002

Auditors' Report

To,
The Members of Reliance Industrial Investments and Holdings Limited.

We have audited the attached Balance Sheet of **Reliance Industrial Investments and Holdings Limited** as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account.

   d) In our opinion, the Balance sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211 (3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

      ii) in so far as it relates to the Profit and Loss Account, of the 'Profit' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 11th July, 2002

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. According to information and explanations given to us, the fixed assets have been physically verified by the management at the year end and no material discrepancies were noticed on such verification as compared to the available records. In our opinion the frequency of such verification is reasonable having regard to the size of the Company and the nature of its assets.

2. None of the fixed assets have been revalued during the year.

3. Since the Company has not commenced any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (x), (xi), (xii),(xiv) and (xvi) of the Clause A and item (ii) of Clause D of paragraph 4 of the aforesaid Order are not applicable.

4. The Company has taken unsecured loans from its Holding Company. It has not taken any other loan, secured or unsecured, from companies, firms and other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956. The terms and conditions of such loans are not, in our opinion, prima-facie prejudicial to the interests of the Company.

5. The Company has not granted any loans, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to the companies under the same management within the meaning of section 370(1B) of the Companies Act, 1956.

6. In respect of the loans and advances in the nature of loans given by the Company, there are no specific stipulations as to repayment of principal amounts and interest has been charged wherever stipulated.

7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from the public.

8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.

9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952 and the Employees' State Insurance Act, 1948 are not applicable to the Company.

10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-Tax, Wealth-Tax, Sales-Tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.

11. In our opinion and according to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account.

12. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.

14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments dealt in or traded by the Company. The Company's investments are held in its own name, save and except, those in the process of being transferred in its name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 11th July, 2002

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Balance Sheet as at 31st March, 2002

(Rs. in thousands)

	Schedule	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS:					
Shareholders' Funds					
Capital	'A'	147,50,44		147,50,44	
Reserves and Surplus	'B'	121,12,31		82,32,72	
			268,62,75		229,83,16
Loan Funds					
Secured Loans	'C'	20,85,96		17,99,31	
Unsecured Loans	'D'	1601,24,25		1736,49,80	
			1622,10,21		1754,49,11
TOTAL			1890,72,96		1984,32,27
APPLICATION OF FUNDS:					
Fixed Asset	'E'				
Gross Block		5,28		5,04	
Less: Depreciation		49		33	
Net Block			4,79		4,71
Investments	'F'		1893,28,03		1988,58,22
Current Assets, Loans and Advances	'G'				
Current Assets					
Cash and bank balances		58		1,72	
Loans and Advances		2,13,58		6,41,96	
		2,14,16		6,43,68	
Less: Current Liabilities and Provisions	'H'				
Current Liabilities		4,72,74		5,23,52	
Provisions		1,28		5,50,82	
		4,74,02		10,74,34	
Net Current Assets			(2,59,86)		(4,30,66)
TOTAL			1890,72,96		1984,32,27
Notes on Accounts	'K'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

Alok Agarwal, **S. Seth**, **Sandeep Junnarkar** } Directors

Kalpana Srinivasan } Assistant Secretary

Profit and Loss Account for the year ended 31st March, 2002

(Rs. in thousands)

	Schedule	2001-2002 Rs.	2001-2002 Rs.	2000-2001 Rs.	2000-2001 Rs.
INCOME					
Income on Investments	'I'	63,56,92		26,15,78	
Miscellaneous receipts (previous year Rs. 48/-)		—		—	
Interest received [Tax Deducted at source Rs.Nil, previous year Rs.22 thousands]		15,60		1,24	
			63,72,52		26,17,02
EXPENDITURE					
Establishment and Other Expenses	'J'	15,70		12,62	
Discount on debentures		2,86,65		2,47,26	
Interest					
Debentures		23,09,18		23,09,18	
Others		—		21,00	
Depreciation		16		15	
			26,11,69		25,90,21
Profit before tax			37,60,83		26,81
Less: Provision for taxation			—		—
Profit after tax			37,60,83		26,81
Add: Taxation for earlier years			1,18,76		—
Balance brought forward from last year			78,37,56		78,10,75
Amount available for appropriations			117,17,15		78,37,56
Less: Transferred to Debenture Redemption Reserve			5,31,43		—
Balance carried to Balance Sheet			111,85,72		78,37,56
Basic Earnings per share (Rupees)			2.55		0.02
Diluted Earnings per share (Rupees)			0.64		0.01
Notes on Accounts	'K'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

Alok Agarwal
S. Seth
Sandeep Junnarkar } Directors

Kalpana Srinivasan } Assistant Secretary

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

(Rs. in thousands)

SHARE CAPITAL		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
Authorised:			
14,99,90,000	Equity Shares of Rs. 10 each	**149,99,00**	149,99,00
10,000	11% Non-Cumulative Redeemable Preference Shares of Rs.10 each	**1,00**	1,00
		150,00,00	150,00,00
Issued, Subscribed & Paid up :			
14,75,04,400	Equity Shares of Rs.10 each fully paid up (Held by Reliance Industries Limited, the Holding Company)	**147,50,44**	147,50,44
		147,50,44	147,50,44

Note : Refer Note of Schedule 'D' in respect of option on unissued share capital.

SCHEDULE 'B'

(Rs. in thousands)

RESERVES AND SURPLUS	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Debenture Redemption Reserve				
As per last Balance Sheet	—		—	
Add: Transfer from Profit and Loss Account	5,31,43		—	
		5,31,43		—
General Reserves:				
As per last Balance Sheet		**3,95,16**		3,95,16
Profit and Loss Account		**111,85,72**		78,37,56
		121,12,31		82,32,72

SCHEDULE 'C'

(Rs. in thousands)

SECURED LOANS		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
12,40,000	Secured, Redeemable, Non-Interest Bearing, Non-Convertible Debentures		
	Redemption value	**37,20,00**	37,20,00
	Less: Discount to be written off in future	**16,34,04**	19,20,69
		20,85,96	17,99,31

Note: The debentures referred above are redeemable at Rs.300 each on maturity i.e. on 28-02-2006 (issued at Rs.100 each) and are secured by way of a second and subservient charge on the Company's immovable property situated at Mumbai and by way of pledge of securities.

Schedules Forming Part of the Balance Sheet

SCHEDULE 'D'

(Rs. in thousands)

UNSECURED LOANS	**As at 31st March, 2002 Rs.**	As at 31st March, 2001 Rs.
A. Zero Coupon Convertible Unsecured Redeemable Debentures of Rs.5000 each	441,57,15	441,57,15
B. 8.25 % Fully Convertible Unsecured Debentures of Rs.100 each	279,90,00	279,90,00
C. Loans from Holding Company	861,39,00	997,15,35
D. Interest accrued and due	18,38,10	17,87,30
	1601,24,25	1736,49,80

NOTE:

a. In respect of Debentures referred to in A above, the Company may give at its option a three months notice to the Debentureholders to opt for conversion of the Debentures into Equity Shares at par at any time after the expiry of 15 years, from the respective dates of allotment of such Debentures. The debentures are redeemable at a premium of 5% of the face value of the debentures. In the event of the option not being granted by the Company or debentureholders not exercising their option to convert, it may redeem the said debentures in part or in full at any time during the tenure of the said debentures but not later than 25 years commencing from the respective dates of allotment. Premium payable on debentures redeemed during any financial year will become due at the end of the said financial year.

b. Debentures referred to in B above are fully convertible into equity shares of the Company at prevailing book value at any time after the expiry of 15 years but not later than 20 years from the respective date of allotments.

SCHEDULE 'E'
FIXED ASSETS

(Rs. in thousands)

Description	Gross Block			Depreciation			Net Block	
	As at 1.4.2001 Rs.	Additions Rs.	**As at 31.3.2002 Rs.**	As at 1.4.2001 Rs.	For the year Rs.	**As at 31.3.2002 Rs.**	**As at 31.3.2002 Rs.**	As at 31.3.2001 Rs.
Building	4,57	—	**4,57**	19	7	**26**	**4,31**	4,38
Computer	47	24	**71**	14	9	**23**	**48**	33
Total	5,04	24	**5,28**	33	16	**49**	**4,79**	4,71
Previous Year	5,04	—	**5,04**	18	15	**33**	**4,71**	

Schedules Forming Part of the Balance Sheet

SCHEDULE 'F'

(Rs. in thousands)

INVESTMENTS		As at 31st March, 2002 Rs.	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.	As at 31st March, 2001 Rs.
Investments : (Valued, Verified & Certified by Management)					
(A) Long Term Investments					
Quoted:					
Equity Shares - Fully paid up					
1,36,22,707	BSES Ltd. of Rs.10 each	**214,88,66**		214,88,66	
— (92,91,438)	Larsen & Toubro Ltd. of Rs.10 each	**—**		95,30,19	
115,12,61,700 (105,54,65,700)	Reliance Petroleum Ltd. of Rs.10 each *	**1654,96,01**		1511,26,61	
40,37,000	India Polyfibres Ltd. of Rs.10 each	**4,05,49**		4,05,49	
			1873,90,16		1825,50,95
Warrant Equity Shares (WES) - Fully paid up					
— (9,57,96,000)	WES 2001 of Reliance Petroleum Ltd. of Rs.15 each		**—**		143,69,40
Unquoted:					
Equity Shares - Fully paid up					
1,700	Farvision Securities Private Ltd. of Rs.100 each	**9,35**		9,35	
3,500	Neha Real Estates Private Limited of Rs.10 each	**24,69**		24,69	
22,900	Observer (India) Ltd. of Rs.10 each	**3,79**		3,79	
150	Reliance Aromatics & Petrochemicals Pvt. Ltd. of Rs.10 each	**1**		1	
185	Reliance Energy & Project Development Pvt. Ltd. of Rs.10 each	**2**		2	
1,26,90,000	Reliance Salgoacar Power Company Limited of Rs.10 each	**12,69,00**		12,69,00	
50	Reliance Telecom Ltd. of Rs.10 each	**1**		1	
			13,06,87		13,06,87
Preference shares - Fully paid up					
63,10,000	14% Cumulative Redeemable Preference shares (Series I) of Reliance Salgaocar Power company Ltd. of Rs.10 each		**6,31,00**		6,31,00
	TOTAL (A)		**1893,28,03**		1988,58,22
(B) Current Investments					
Quoted:					
Equity Shares - Fully paid up					
2,500	MH Mills & Industries Ltd. of Rs.10 each		**94**		94
Debentures - Fully Paid up					
1,250	14% Non Convertible Debentures of MH Mills & Industries Ltd. of Rs.45 each		**56**		56
	TOTAL (B)		**1,50**		1,50
	TOTAL (A+B)		**1893,29,53**		1988,59,72
Less : Provision for diminution in the value of investments			**1,50**		1,50
			1893,28,03		1988,58,22

Schedules Forming Part of the Balance Sheet

SCHEDULE 'F' (Contd.)

* 1 In terms of the Scheme of Amalgamation of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL, the holding company) shares in RIL will be alloted against the Company's investment in shares of RPL to the Trustees of a Trust created by the company of which the company is the sole beneficiary. The company has formed a Trust, on 2nd May, 2002.

2 The Company's investment in equity shares to the extent of 84,60,000 shares of Reliance Salgaocar Power Company Limited, are subject to non-disposal undertaking given to Financial Institutions till the loans granted by them to Reliance Salgaocar Power Company Limited are outstanding or till their Project is completed, whichever is later.

(Rs. in thousands)

AGGREGATE VALUE OF	As at 31st March, 2002		As at 31st March, 2001	
	Book Value Rs.	Market Value Rs.	Book Value Rs.	Market Value Rs.
Quoted Investment	1873,91,66	3279,12,25	1969,21,85	6037,10,45
Unquoted Investments	19,37,87		19,37,87	
	1893,29,53		1988,59,72	

SCHEDULE 'G'

(Rs. in thousands)

CURRENT ASSETS, LOANS AND ADVANCES	As at 31st March, 2002		As at 31st March, 2001	
	Rs.	Rs.	Rs.	Rs.
Current Assets:				
Cash and Bank Balances				
Cash on hand	4		4	
Balance with Scheduled Banks:				
In Current Account	54		1,68	
		58		1,72
Loans and Advances:				
Advances recoverable in cash or in kind or for value to be received	97,38		25,76	
Advance Payment of Taxes	1,16,20	2,13,58	6,16,20	6,41,96
		2,14,16		6,43,68

CHEDULE 'H'

(Rs. in thousands)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2002		As at 31st March, 2001	
	Rs.	Rs.	Rs.	Rs.
Current Liabilities:				
Sundry Creditors				
Due to : Small Scale Industries	—		—	
Others	4,72,74		5,23,52	
		4,72,74		5,23,52
Provisions:				
For Taxation	—		5,50,00	
For Gratuity	41		28	
For Leave encashment	87		54	
		1,28		5,50,82
		4,74,02		10,74,34

Schedules Forming Part of the Profit and Loss Account

SCHEDULE 'I' (Rs. in thousands)

INCOME OF INVESTMENTS	2001-2002		2000-2001	
	Rs.	**Rs.**	Rs.	Rs.
Dividend				
From Long Term Investments		**64,21,58**		11,81,55
Profit/(loss) on sale of Investments (Net)				
From Long Term Investments	**(64,66)**		14,33,78	
From Current Investments	**—**		45	
		(64,66)		14,34,23
		63,56,92		26,15,78

SCHEDULE 'J' (Rs. in thousands)

ESTABLISHMENT AND OTHER EXPENSES	2001-2002		2000-2001	
	Rs.	**Rs.**	Rs.	Rs.
Salary, Wages and bonus		**5,08**		4,33
Contribution to Superannuation, Gratuity etc.		**40**		36
Legal & Professional charges		**75**		3
Trusteeship fee		**1,01**		1,00
Filling Fees		**5**		1
Travelling expenses		**—**		7
Custodian fees & demat charges		**4,78**		5,01
Miscellaneous expenses		**2,05**		23
Auditors' Remuneration:				
Audit Fees	**1,05**		1,05	
Tax Audit Fees	**53**		53	
		1,58		1,58
		15,70		12,62

Notes on Accounts

SCHEDULE 'K'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **Basis of preparation of Financial Statements**

   The financial statements have been prepared under the historical cost convention, in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

   b) **Fixed Assets and Depreciation**

   i) Fixed Assets are stated at acquisition cost less accumulated depreciation.

   ii) Depreciation is provided on the straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

   c) **Employees/Retirement Benefits**

   Gratuity and Leave encashment benefits at the time of retirement are charged to Profit and Loss account on the basis of management estimates of the said liability.

   d) **Investments**

   Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

2. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

3. During the year, company has transferred 92,20,665 Equity shares of Larsen and Toubro Ltd. to its Holding Company at cost.

4. No provision is made for premium on redemption of debentures since the amount so payable is uncertain. The premium paid will therefore be accounted for in the year of redemption.

5. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Part II to Schedule VI of the Companies Act, 1956 is given to the extent applicable.

SCHEDULE 'K' (Contd.)

6. **Contingent Liabilities**	**As at 31st March, 2002 (Rs. in thousands)**	As at 31st March, 2001 (Rs. in thousands)
Disputed income tax liabilities	**1,15,98**	—

7. **Segment Reporting**

The company is engaged in business of Investments in shares and securities and there are no separate segments as per Accounting Standard - 17 "Segment Reporting" issued by the Institute of Chartered Accoutants of India.

8. **Earnings per share**	**2001-2002**	2000-2001
(a) Basic earnings per equity share (Rs.)	**2.55**	0.02
Numerator - Profit after tax (Rs. in thousands)	**37,60,83**	26,81
Denominator - Weighted average number of equity shares	**14,75,04,400**	14,75,04,400
Nominal value per equity share (Rs.)	**10**	10
(b) Diluted, earnings per equity share (Rs.)	**0.64**	0.01
Numerator - Profit after tax (Rs. in thousands)	**37,60,83**	26,81
Denominator - Weighted average number of equity shares	**58,90,75,900**	58,90,75,900
Nominal value per equity share (Rs.)	**10**	10

9. **Related Party Disclosures**

List of related parties and Relationships:

Parties where control exists:	Reliance Industries Limited (Holding Company)
Fellow Subsidiaries:	Vimal Fabrics Limited Reliance Ventures Limited Reliance Power Ventures Limited Reliance Petroinvestments Limited Reliance Infocom B.V. Reliance Technologies LLC Reliance Strategic Investments Limited Reliance Infocom Inc.
Associates:	Reliance Petroleum Limited (in amalgamation with the Holding Company) Reliance Capital Limited Reliance Industiral Infrastructure Limited Reliance Salgaocar Power Company Limited Reliance Europe Limited Reliance Communication Infrastructure Limited Reliance Telecom Limited Reliance LNG Private Limited Reliance Infocomm Limited Reliance Enterprises Limited Reliance Global Trading Private Limited BSES Ltd.

10. **Transactions during the year**	(Rs. in thousands)
Income	
Dividend from Associates	58,22,24
Expenditure	
Interest on Debentures paid to Holding Company	23,09,18
Custody/Demat charges paid to Associates	4,78
Unsecured Loans	
From Holding Company	
Taken during the year	23,70,10
Repaid during the year	158,95,65
Balance as on 31st March, 2002	1601,24,25
Investments:	
Sold to holding Company	94,57,64
Associates:	
Balance as on 31st March, 2002	1888,84,68

Note: Related Party disclosure for previous year is not included in above, as Accounting Standard (AS-18) has become mandatory from 1st April 2001.

Notes on Accounts

SCHEDULE 'K' (Contd.)

11. Balance Sheet Abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.

1. **Registration Details:**

Registration No.	41081	State Code	11
Balance Sheet Date	31-03-02		

2. **Capital raised during the year:** (Rs. in thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in thousands)

Total Liabilities	18954698	Total Assets	18954698
Source of Funds:			
Paid-up Capital	147504	Reserves and Surplus	1211231
Secured Loans	208596	Unsecured Loans	16012425
Application of Funds:			
Net Fixed Assets	479	Investments	18932803
Net Current Assets	(25986)	Miscellaneous Expenditure	NIL
Accumulated Losses	NIL		

4. **Performance of Company:** (Rs. in thousands)

Turnover/Income	637252	Total Expenditure	261169
Profit/(Loss) before tax	376083	Profit/(Loss) after tax	376083
Earnings per Share (Rupees)	2.55	Dividend Rate (%)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code No.	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

Alok Agarwal
S. Seth
Sandeep Junnarkar } Directors

Kalpana Srinivasan } Assistant Secretary

Cash Flow Statement Annexed to the Balance Sheet for the Year April 2001 to March 2002

(Rs. in thousands)

	2001-2002		2000-2001	
	Rs.	Rs.	Rs.	Rs.
A Cash Flow from Operating Activities				
Net Profit after tax as per Profit and Loss Account		37,60,83		26,81
Adjusted for :				
Depreciation	16		15	
Discount on Debentures	2,86,65		2,47,26	
Loss / (Profit) on sale of investments	64,66		(14,34,23)	
Income from dividend	(64,21,58)		(11,81,55)	
Provision for Gratuity/leave encashment	46		21	
Interest income	(15,60)		(1,24)	
Interest expenses	23,09,18		23,30,18	
Operating Profit before working capital Changes	(37,76,07)		(39,22)	
Adjusted for :				
Trade and other receivables	(71,61)		4,01,39	
Trade payables	(50,78)		3,20,11	
		(38,98,46)		6,82, 28
Cash Generated from Operations		(1,37,63)		7,09,09
Taxes paid		68,76		62
Net Cash from operating activities		(68,87)		7,09,71
B Cash flow from Investing Activities				
Purchase of fixed assets	(24)		—	
Purchase of investments	—		(23,05,51)	
Sale of Investments	94,65,52		28,48,08	
Interest received	15,60		1,24	
Dividend received	64,21,58		11,81,55	
		159,02,46		17,25,36
C Cash flow from financing Activities				
Repayment of long-term borrowings (to holding company)	(135,76,35)		16,05,00	
Repayment of Short-term borrowings.	—		(35,00,00)	
Interest paid	(22,58,38)		(5,42,88)	
		(158,34,73)		(24,37,88)
Net Increase/(Decrease) in Cash and Cash equivalents		(1,14)		(2,81)
Opening Balance of Cash and Cash equivalents		1,72		4,53
Closing Balance of Cash and Cash equivalents		58		1,72

For and on behalf of the Board

Alok Agarwal
S. Seth
Sandeep Junnarkar
} Directors

Mumbai
Dated : 11th July, 2002

Kalpana Srinivasan } Assistant Secretary

Auditors' Report

We have verified the attached Cash Flow Statement of Reliance Industrial Investments and Holdings Limited., derived from audited financial statements and the books and records maintained by the Company for the year ended 31st March, 2002 and 31st March, 2001 and found the same in agreement therewith

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 3rd Annual Report together with the Audited Statement of Accounts for the year ended 31st March, 2002.

Operations

During the year under review your Company has incurred a loss of Rs.55,795/-.

Dividend

Your Directors have not recommended any dividend on equity shares for the financial year under review.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Directors

Shri M.D.Sudharsan, retires by rotation and being eligible offers himself for reappointment at the ensuing Annual General Meeting.

Auditors

M/s. Chaturvedi & Shah and M/s. Rajendra & Co., Joint Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Auditors have under Section 224(1-B) of the Companies Act, 1956 furnished the certificate of their eligibility for re-appointment. Accordingly, the said Auditors are proposed to be appointed as Joint Auditors of the Company at the ensuing Annual General Meeting.

Fixed Deposits

The Company has not accepted any fixed deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings and outgo during the year.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

L.V. Merchant
Surendra Pipara } Directors

Mumbai
Dated : 11th July, 2002

Auditors' Report

To,
The Members of Reliance Ventures Limited.

We have audited the attached Balance Sheet of **Reliance Ventures Limited** as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211(3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

      ii) in so far as it relates to the Profit and Loss Account, of the 'Loss' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company has no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.

2. Since the Company has not carried out any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A and item (ii) of the clause D of paragraph 4 of the aforesaid Order are not applicable.

3. The Company has taken interest-free unsecured loans from its holding Company. It has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956. The terms and conditions of such loans are not, in our opinion, prima-facie prejudicial to the interests of the Company.

4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.

5. The Company has not given any loans or advances in the nature of loans during the year, and hence clause regarding repayment is not applicable.

6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.

7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from public.

8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.

9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952, and the Employees' State Insurance Act, 1948 are not applicable to the Company.

10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.

11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.

12. The Company is not a Sick Industrial Company within the meaning of clause (0) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.

14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments made by the Company. The Company's investments are held in its own name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

Balance Sheet as at 31st March, 2002

(Rs. in thousands)

	Schedule	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS:					
Shareholders' Funds					
Share Capital	'A'		**2,02,00**		2,02,00
Loan Funds					
Unsecured loan (from the Holding Company)			**1394,12,62**		1427,21,72
Total			**1396,14,62**		1429,23,72
APPLICATION OF FUNDS:					
Investments	'B'		**1384,08,12**		1419,88,12
Current Assets, Loans and Advances	'C'				
Current Assets					
Cash and Bank balances		**56**		35	
Loans and Advances		**12,04,59**		9,34,19	
		12,05,15		9,34,54	
Less : Current Liabilities and Provisions	'D'				
Current Liabilities		**13**		13	
Provisions		**2**		2	
		15		15	
Net Current Assets			**12,05,00**		9,34,39
Miscellaneous Expenditure (To the extent not written off or adjusted)			**62**		88
Profit and Loss Account			**88**		33
Total			**1396,14,62**		1429,23,72
Notes on Accounts	'E'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

L.V. Merchant, **Surendra Pipara**, **M. D. Sudharsan** } Directors

V. Sankaranarayanan } Assistant Secretary

Profit and Loss Account for the Year ended 31st March, 2002

(Rs. in thousands)

	Schedule	2001-2002 Rs.	Rs.	2000-2001 Rs.	Rs.
INCOME			–		–
EXPENDITURE					
Audit fees		13		13	
Filing fees		9		2	
General Expenses		6		1	
Miscellaneous Expenditure written off		27		27	
			55		43
Loss before tax			(55)		(43)
Less: Provision for taxation			–		–
Loss after tax			(55)		(43)
Add: Balance brought forward from last year			(33)		10
Balance carried to Balance Sheet			(88)		(33)
Basic and Diluted Earnings per share (Rupees)			(0.03)		(0.02)
Notes on Accounts	'E'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

L.V. Merchant
Surendra Pipara } Directors
M. D. Sudharsan

V. Sankaranarayanan } Assistant Secretary

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL		**As at 31st March, 2002 Rs.**	(Rs. in thousands) As at 31st March, 2001 Rs.
Authorised:			
20,20,000	Equity Shares of Rs. 10 each	**2,02,00**	2,02,00
4,80,000	Unclassified Shares of Rs. 10 each	**48,00**	48,00
		2,50,00	2,50,00
Issued, Subscribed and Paid up:			
20,20,000	Equity Shares of Rs. 10 each fully paid up (Held by Reliance Industries Limited, the Holding Company)	**2,02,00**	2,02,00
		2,02,00	2,02,00

SCHEDULE 'B'

(Rs. in thousands)

INVESTMENTS		**As at 31st March, 2002**		As at 31st March, 2001	
		Rs.	**Rs.**	Rs.	Rs.
Long Term Investments (other Investments)					
Unquoted					
In Equity Shares - fully paid up					
50,000	Rosche Trading Pvt. Ltd. of Rs.10 each		**5,00**		5,00
In Preference Shares - partly paid up					
90,000	12% Cumulative Redeemable Preference shares of Rosche Trading Pvt. Ltd. of Rs.100 each, Rs.55 paid up		**49,50**		49,50
In Debentures - fully paid up					
40,95,000 (42,00,000)	Reliance Polyolefins Pvt. Ltd. (Zero coupon Optionally Fully Convertible Debentures of Rs.1000 each)	**409,50,00**		420,00,00	
2,40,900 (3,21,000)	Reliance Chemicals Pvt. Ltd. (Series I) (Zero coupon Optionally Fully Convertible Debentures of Rs.1000 each)	**24,09,00**		32,10,00	
28,84,042	Reliance Chemicals Pvt. Ltd. (Series II) (Zero coupon Optionally Fully Convertible Debentures of Rs.1000 each)	**288,40,42**		288,40,42	
33,07,760 (33,94,160)	Reliance Aromatics and Petrochemicals Pvt. Ltd. (Zero coupon Optionally Fully Convertible Debentures of Rs.1000 each)	**330,77,60**		339,41,60	
33,07,660 (33,94,160)	Reliance Energy & Project Development Pvt. Ltd. (Zero coupon Optionally Fully Convertible Debentures of Rs.1000 each)	**330,76,60**		339,41,60	
			1383,53,62		1419,33,62
			1384,08,12		1419,88,12

Schedules Forming Part of the Balance Sheet

SCHEDULE 'C'

(Rs. in thousands)

CURRENT ASSETS, LOANS AND ADVANCES	**As at 31st March, 2002** Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Current Assets				
Cash and Bank Balances				
Balance with Bank				
In Current Account with a Scheduled Bank		**56**		35
Loans and Advances				
Debenture application money	**12,04,50**		9,34,10	
Advance payment of taxes	**9**		9	
		12,04,59		9,34,19
		12,05,15		9,34,54

SCHEDULE 'D'

(Rs. in thousands)

CURRENT LIABILITIES AND PROVISIONS	**As at 31st March, 2002** Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Current Liabilities				
Sundry Creditors:				
Due to : Small Scale Industries	—		—	
Others	**13**		13	
		13		13
Provisions				
Provision for taxation		**2**		2
		15		15

Notes on Accounts

SCHEDULE 'E'

1. **Significant Accounting Policies**

   a) **General**

   The financial statements have been prepared in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, as adopted consistently by the company.

   b) **Investments**

   Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the opinion of the management.

   c) Preliminary expenses are amortised over a period of five years on pro-rata basis.

2. The Previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

3. Earnings per share

	2001-2002	2000-2001
Basic, as well as diluted, earnings per equity share (Rs.)	**(0.03)**	(0.02)
Numerator - profit/(loss) after tax (Rs. in thousands)	**(55)**	(43)
Denominator - weighted average number of equity shares	**20,20,000**	20,20,000
Nominal value per equity share (Rs.)	**10**	10

4. Contingent Liabilities

	As at 31st March, 2002 Rs. in thousands	As at 31st March, 2001 Rs. in thousands
Uncalled liabilities on partly paid Preference shares	**40,50**	40,50

5. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 are given to the extent applicable.

Notes on Accounts

Schedule 'E' (contd..)

6. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	121009	State Code	11
Balance Sheet Date	31-03-02		

2. **Capital raised during the year:** (Rs. in thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in thousands)

Total Liabilities	13961477	Total Assets	13961477
Source of Funds:			
Paid-up Capital	20200	Reserves and Surplus	NIL
Secured Loans	NIL	Unsecured Loans	13941262
Application of Funds:			
Net Fixed Assets	NIL	Investments	13840812
Net Current Assets	120500		
Accumulated Losses	88	Miscellaneous Expenditure	62

4. **Performance of Company:** (Rs. in thousands)

Turnover/Income	NIL	Total Expenditure	55
Profit/(Loss) before Tax	(55)	Profit/(Loss) after Tax	(55)
Earnings per Share (Rupees)	(0.03)	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

L.V. Merchant
Surendra Pipara } Directors
M. D. Sudharsan

V. Sankaranarayanan } Assistant Secretary

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 2nd Annual Report together with the Audited Statement of Accounts for the financial year ended 31st March, 2002.

Operations

During the year under review, the Company has earned a profit of Rs. 8,56,67,955/-.

Dividend

Your Directors have not recommended any dividend for the year under review.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Directors

Shri S. Seth retires by rotation and being eligible offers himself for reappointment at the ensuing Annual General Meeting.

Auditors

M/s. Chaturvedi & Shah and M/s. Rajendra & Co., Joint Auditors of the Company, hold office till the conclusion of the ensuing Annual General Meeting and are eligible for reappointment. The Auditors have, under section 224(1-B) of the Companies Act, 1956 furnished the certificate of their eligibility for re-appointment. Accordingly, the said Auditors are proposed to be appointed as Joint Auditors of the Company at the ensuing Annual General Meeting.

Fixed Deposits

The Company has not accepted any fixed deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings and outgo during the year.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

S. Seth
Atul Dayal } Directors

Mumbai
Dated : 11th July, 2002

Auditors' Report

To,

The Members of Reliance Power Ventures Limited.

We have audited the attached Balance Sheet of **Reliance Power Ventures Limited** as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211(3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

      ii) in so far as it relates to the Profit and Loss Account, of the 'Profit' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Mumbai
Dated : 11th July, 2002

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company has no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.
2. Since the Company has not carried out any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A and item (ii) of the Clause D of paragraph 4 of the aforesaid Order are not applicable.
3. The Company has taken interest-free unsecured loans from its holding Company. It has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956. The terms and conditions of such loans are not, in our opinion, prima-facie prejudicial to the interests of the Company.
4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
5. The Company has not given any loans or advances in the nature of loans during the year, and hence clause regarding repayment is not applicable.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from public.
8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.
9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952, and the Employees' State Insurance Act, 1948 are not applicable to the Company.
10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
12. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.
14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments made by the Company. The Company's investments are held in its own name, save and except, those in the process of being transferred in its name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

Mumbai
Dated : 11th July, 2002

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah

Partner

Balance Sheet as at 31st March, 2002

(Rs. in thousands)

	Schedule	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	2,02,00		2,02,00	
Reserves and Surplus: Profit and Loss Account		8,57,52		84	
			10,59,52		2,02,84
Loan Funds					
Unsecured loan (from the Holding Company)			721,50,50		486,05,50
Total			732,10,02		488,08,34
APPLICATION OF FUNDS					
Investments	'B'		754,62,78		492,67,31
Current Assets, Loans and Advances	'C'				
Current Assets					
Cash and Bank balances		1,61		78	
Loans and Advances		55		39	
		2,16		1,17	
Less : Current Liabilities and Provisions	'D'				
Current Liabilities		22,55,05		4,60,59	
Provisions		62		57	
		22,55,67		4,61,16	
Net Current Assets			(22,53,51)		(4,59,99)
Miscellaneous Expenditure (To the extent not written off or adjusted)			75		1,02
Total			732,10,02		488,08,34
Notes on Accounts	'E'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

For and on behalf of the Board

S. Seth
Atul Dayal
Rohit Shah
} Directors

R. K. Khandelwal } Assistant Secretary

Mumbai
Dated : 11th July, 2002

Profit and Loss Account for the Year ended 31st March, 2002

(Rs. in thousands)

	Schedule	For the year 1-4-2001 to 31-3-2002 Rs.	Rs.	For the period 19-1-2000 to 31-3-2001 Rs.	Rs.
INCOME					
Dividend on long term investments		8,56,67		—	
Interest		—		1,76	
(Tax Deducted at source Rs. NIL, previous year Rs. 39 thousand)					
Miscellaneous income		1,02		21	
			8,57,69		1,97
EXPENDITURE					
Payment to Auditors :					
Audit fees		13		13	
Tax Audit fees		6		—	
Filling fees		8		1	
Loss on sale of investments		32		—	
Professional fees		—		4	
General expenses		10		6	
Miscellaneous Expenditure written off		27		32	
			96		56
Profit before tax			8,56,73		1,41
Less : Provision for Taxation			5		57
Profit after tax			8,56,68		84
Add: Balance brought forward from last year			84		—
Balance carried to Balance Sheet			8,57,52		84
Basic and Diluted Earnings per share (Rupees)			42.41		0.04
Notes on Accounts	'E'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Mumbai
Dated : 11th July, 2002

For and on behalf of the Board

S. Seth, **Atul Dayal**, **Rohit Shah** } Directors

R. K. Khandelwal } Assistant Secretary

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

(Rs. in thousands)

		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
SHARE CAPITAL			
Authorised:			
21,00,000	Equity Shares of Rs.10 each	**2,10,00**	2,10,00
4,00,000	Unclassified Shares of Rs.10 each	**40,00**	40,00
		2,50,00	2,50,00
Issued, Subscribed and Paid up:			
20,20,000	Equity Shares of Rs.10 each fully paid up (held by Reliance Industries Limited, the Holding Company)	**2,02,00**	2,02,00
		2,02,00	2,02,00

SCHEDULE 'B'

(Rs. in thousands)

		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
INVESTMENTS			
Long Term Investments			
Quoted			
In Equity Shares - fully paid up			
3,28,90,275 (2,02,38,252)	BSES Limited of Rs. 10 each	**754,62,78**	492,67,31
		754,62,78	492,67,31

AGGREGATE VALUE OF	As at 31st March, 2002 Book Value Rs.	As at 31st March, 2002 Market Value Rs.	As at 31st March, 2001 Book Value Rs.	As at 31st March, 2001 Market Value Rs.
Quoted Investments	**754,62,78**	**729,17,74**	492,67,31	380,17,56
Unquoted Investments	—		—	
	754,62,78		492,67,31	

Note : The Company has not provided for diminution in market value of long term quoted investments which is lower by Rs. 25,45,04 thousand, compared to the book value, as the decline in value is considered temporary.

Schedules Forming Part of the Balance Sheet

SCHEDULE 'C'

(Rs. in thousands)

	As at 31st March, 2002		As at 31st March, 2001	
CURRENT ASSETS, LOANS AND ADVANCES	**Rs.**	**Rs.**	Rs.	Rs.
Current Assets				
Cash and Bank Balances				
Cash on hand (Rs. 292/- previous year Rs. NIL)	—		—	
Balance with Bank				
In Current Account with a Scheduled Bank	1,61		78	
		1,61		78
Loans and Advances				
Advances payment of taxes		55		39
		2,16		1,17

(Rs. in thousands)

SCHEDULE 'D'	As at 31st March, 2002		As at 31st March, 2001	
CURRENT LIABILITIES AND PROVISIONS	**Rs.**	**Rs.**	Rs.	Rs.
Current Liabilities				
Sundry Creditors:				
Due to: Small Scale Industries	—		—	
Ohers	22,55,05		4,60,59	
		22,55,05		4,60,59
Provisions				
Provision for taxation		62		57
		22,55,67		4,61,16

Notes on Accounts

SCHEDULE 'E'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **General**
   The financial statements have been prepared in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

   b) **Investments**
   Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the opinion of the management.

   c) Preliminary expenses are amortised over a period of five years on pro-rata basis.

2. The Current financial year is for the period of twelve months, wehreas the previous year was for a period from 19th January, 2000 to 31st March, 2001. The current fiancial year's figures to that extent are not comparable.

3. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

4. Earnings per share

	2001-2002	2000-2001
Basic, as well as diluted, earnings per equity share (Rs.)	**42.41**	0.04
Numerator - profit/(loss) after tax (Rs. in thousands)	**8,56,68**	84
Denominator - weighted average number of equity shares	**20,20,000**	20,20,000
Nominal value per equity share (Rs.)	**10**	10

5. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 are given to the extent applicable.

Notes on Accounts

Schedule 'E' (contd.)

6. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	123731	State Code	11
Balance Sheet Date	31-03-02		

2. **Capital raised during the year:** (Rs. in thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in thousands)

Total Liabilities	7546569	Total Assets	7546569
Source of Funds:			
Paid-up Capital	20200	Reserves and Surplus	85752
Secured Loans	NIL	Unsecured Loans	7215050
Application of Funds:			
Net Fixed Assets	NIL	Investments	7546278
Net Current Assets	(225351)	Miscellaneous Expenditure	75
Accumulated Losses	NIL		

4. **Performance of Company:** (Rs. in thousands)

Turnover/Income	85769	Total Expenditure	96
Profit before Tax	85673	Profit after Tax	85668
Earnings per Share (Rupees)	42.41	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

For and on behalf of the Board

S. Seth
Atul Dayal
Rohit Shah } Directors

R. K. Khandelwal } Assistant Secretary

Mumbai
Dated : 11th July, 2002

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 3rd Annual Report together with the Audited Statement of Accounts for the financial year ended 31st March, 2002.

Operations

The Company has incurred a loss of Rs. 42,35,963/- during the year. Your directors have not recommended any dividend for the year under review.

After the close of the financial year, the Company acquired 26% of the voting capital of Indian Petrochemicals Corporation Limited (IPCL), at Rs.231 per share, in the process of disinvestment of IPCL. In compliance with the provisions contained under The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and pursuant to the terms of Share Purchase Agreement, the Company had made a Public Announcement on 27th May, 2002 expressing its intent to acquire fully paid-up equity shares representing 20% of the total voting capital of IPCL held by the public shareholders. The Company has successfully completed the acquisition of 20% of the total voting capital of IPCL. Consequently, the Company's holding in IPCL has increased to about 46% of the voting capital.

Change of Name

The name of the company has been changed from WorldTel India Holdings Limited to Reliance Petroinvestments Limited with effect from 19th December, 2001. The Company became a subsidiary of Reliance Industries Limited on 6th December, 2001 and ceased to be subsidiary on 17th April, 2002.

The Company has been granted Certificate of Registration by the Reserve Bank of India, to commence the business of non-banking financial company.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Audit Committee

As required by the provisions of Section 292A of the Companies Act, 1956, the Board of Directors has constituted Audit Committee comprising of three Directors i.e. Shri Jyotindra Thacker, Shri Ajeet Varma and Shri A. V. Betkekar.

Directors

During the year Shri Manoj Modi and Shri S. Seth ceased to be Directors of the Company. The Board places on record its appreciation for the valuable guidance received from Shri Manoj Modi and Shri S. Seth, during their tenure as Director.

Shri Ajeet Varma and Shri A. V. Betkekar were appointed as additional directors with effect from 1st November, 2001. They hold office as directors upto the date of the ensuing Annual General Meeting. The Company has received notices under section 257 of the Companies Act, 1956, proposing their appointment as directors, subject to retirement by rotation.

Shri Jyotindra Thacker retires by rotation and being eligible offers himself for reappointment at the ensuing Annual General Meeting.

Auditors

M/s. Chaturvedi & Shah and M/s. Rajendra & Co., Joint Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received letters from them to the effect that their appointment, if made, would be within the prescribed limits under section 224 (1-B) of the Companies Act, 1956. Accordingly, the said Auditors are proposed to be appointed as Joint Auditors of the Company at the ensuing Annual General Meeting.

Fixed Deposits

The Company has not accepted any fixed deposit from the public. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings and outgo during the year.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

Ajeet Varma
Jyotindra Thacker } Directors

Mumbai
Dated : 3rd September, 2002

Auditors' Report

To,
The Members of Reliance Petroinvestments Limited.
(Formerly known as Worldtel India Holdings Limited)

We have audited the attached Balance Sheet of **Reliance Petroinvestments Limited** as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956 , we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211 (3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i) in so far as it relates to the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

      ii) in so far as it relates to the Profit and Loss Account, of the 'Loss' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Mumbai
Dated : 3rd September, 2002

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company has no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.

2. Since the Company has not carried out any manufacturing and / or trading activity, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A and item (ii) of the Clause D of paragraph 4 of the aforesaid Order are not applicable.

3. The Company has not taken any loans, secured or unsecured, from companies, firms and other parties as listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of Section 370(1B) of the Companies Act, 1956.

4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.

5. The Company has not given any loans or advances in the nature of loans during the year, and hence clause regarding repayment is not applicable.

6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.

7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from the Public.

8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.

9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952 and the Employees' State Insurance Act, 1948 are not applicable to the Company.

10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-Tax, Wealth-Tax, Sales-Tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.

11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.

12. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.

14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments dealt in or traded by the Company. The Company's investments are held in its own name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Mumbai.
Dated : 3rd September, 2002

Balance Sheet as at 31st March, 2002

	Schedule	As at 31st March, 2002 Rs.	Rs.	(Rs. in thousands) As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'		**8,87,76**		8,87,76
Total			**8,87,76**		8,87,76
APPLICATION OF FUNDS					
Investments	'B'		**2,63,00**		—
Current Assets, Loans and Advances					
Current Assets					
Cash and Bank balances	'C'	**45,63**		6,95,47	
Loans and Advances	'D'	**4,49,75**		89,01	
		4,95,38		7,84,48	
Less : Current Liabilities and Provisions	'E'				
Current Liabilities		**1,05**		1,31	
Provisions		**35,75**		29,25	
		36,80		30,56	
Net Current Assets			**4,58,58**		7,53,92
Miscellaneous Expenditure (To the extent not written off or adjusted)			**23,26**		33,28
Profit and Loss Account			**1,42,92**		1,00,56
Total			**8,87,76**		8,87,76
Notes on Accounts	'G'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Mumbai
Dated : 3rd September, 2002

For and on behalf of the Board

Ajeet Varma
A. V. Betkekar } Directors
Jotindra Thacker

Ajit Dhariwal } Deputy Secretary

Profit and Loss Account for the Year ended 31st March, 2002

(Rs. in thousands)

	Schedule	2001-2002 Rs.	2001-2002 Rs.	2000-2001 Rs.	2000-2001 Rs.
INCOME					
Interest		**28,62**		8,19	
(Tax Deducted at source Rs. 584 thousands, previous year Rs. 185 thousands)					
Dividend on current investments		**6,55**		—	
Brokerage (Tax Deducted at source Rs. 1 thousand, previous year Rs. NIL)		**24**		—	
Profit on sale of current investments		—		59,21	
Miscellaneous income		**11**		2,50	
			35,52		69,90
EXPENDITURE					
Provision for doubtful advances		**60,00**		1,25,00	
Personnel expenses		—		10	
Administrative expenses	'F'	**1,36**		2,53	
Miscellaneous Expenditure written off		**10,02**		10,02	
			71,38		1,37,65
Loss before tax			**(35,86)**		(67,75)
Less : Provision for Taxation			**6,50**		28,00
Loss after tax			**(42,36)**		(95,75)
Add: Balance brought forward from last year			**(1,00,56)**		(4,81)
Balance carried to Balance Sheet			**(1,42,92)**		(1,00,56)
Basic and Diluted Earnings per share (Rupees)			**(0.48)**		(1.08)
Notes on Accounts	'G'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

Mumbai
Dated : 3rd September, 2002

For and on behalf of the Board

Ajeet Varma, **A. V. Betkekar**, **Jotindra Thacker** } Directors

Ajit Dhariwal } Deputy Secretary

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

(Rs. in thousands)

		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
SHARE CAPITAL			
Authorised:			
5,00,00,000	Equity Shares of Rs.10 each	**50,00,00**	50,00,00
5,00,00,000	Unclassified Shares of Rs.10 each	**50,00,00**	50,00,00
		100,00,00	100,00,00
Issued, Subscribed and Paid up:			
88,77,551	Equity Shares of Rs.10 each fully paid up [Acquired by Reliance Industries Limited, (RIL) the Holding Company during the year. With effect from 17th April, 2002 RIL has ceased to be holding company]	**8,87,76**	8,87,76
		8,87,76	8,87,76

SCHEDULE 'B'

(Rs. in thousands)

		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
INVESTMENTS			
Current Investments (Other than trade)			
Unquoted			
In Mutual Fund - fully paid up			
24,43,343.141 (—)	Reliance Income Fund - Montly Dividend Plan of Rs. 10 each	**2,63,00**	—
		2,63,00	—

SCHEDULE 'C'

(Rs. in thousands)

	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
CASH AND BANK BALANCES		
Balance with banks:		
In Current Account with a Scheduled Bank	**5,63**	47
In Fixed Deposit with a Scheduled Bank	**40,00**	6,95,00
	45,63	6,95,47

Schedules Forming Part of the Balance Sheet

SCHEDULE 'D'

(Rs. in thousands)

LOANS AND ADVANCES	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Unsecured considered good				
Share application money	—		60,00	
Advances recoverable in cash or in kind or for value to be received	3,30		24,34	
Advance towards Debenture application money	4,12,00		—	
Advance payment of taxes	34,45		4,67	
		4,49,75		89,01
Unsecured considered doubtful				
Share application money		1,85,00		1,25,00
		6,34,75		2,14,01
Less: provision for doubtful advances		1,85,00		1,25,00
		4,49,75		89,01

SCHEDULE 'E'

(Rs. in thousands)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Current Liabilities				
Sundry Creditors:				
Due to : Small Scale Industries	—		—	
Others	1,05		1,31	
		1,05		1,31
Provisions				
Provision for taxation		35,75		29,25
		36,80		30,56

Schedules forming part of the Profit and Loss Account

SCHEDULE 'F'

(Rs. in thousands)

ADMINISTRATIVE EXPENSES	2001-2002 Rs.	Rs.	2000-2001 Rs.	Rs.
Auditors remuneration :				
Statutory audit fees	1,05		1,94	
Out of pocket expenses	—		3	
		1,05		1,97
Tax Audit fees		—		26
Professional fees		13		—
Filing fees		12		8
Miscellaneous expenses		6		22
		1,36		2,53

Notes on Accounts

SCHEDULE 'G'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **General**

   The financial statements have been prepared in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, as adopted consistently by the company.

   b) **Preliminary expenses**

   Preliminary expenses are amortised over a period of five years on pro-rata basis.

   c) **Investments**

   Current investments are carried at the lower of cost and quoted/fair value, computed category wise.

2. The Previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

3. Consequent to fresh Certificate of Incorporation dated 19th December, 2001 received from the Registrar of Companies, Maharashtra, name of the Company has been changed from "Worldtel India Holdings Limited" to "Reliance Petroinvestments Limited".

4. Earnings per share

	2001-2002	2000-2001
Basic, as well as diluted, earnings per equity share (Rs.)	**(0.48)**	(1.08)
Numerator - profit/(loss) after tax (Rs. in thousands)	**(42,36)**	(95,75)
Denominator - weighted average number of equity shares	**88,77,551**	88,77,551
Nominal value per equity share (Rs.)	**10**	10

5. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 are given to the extent applicable.

Notes on Accounts

Schedule 'G' (contd.)

6. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	121039	State Code	11
Balance Sheet Date	31-03-02		

2. **Capital raised during the year:** (Rs. in thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in thousands)

Total Liabilities	92456	Total Assets	92456
Source of Funds:			
Paid-up Capital	88776	Reserves and Surplus	NIL
Secured Loans	NIL	Unsecured Loans	NIL
Share application money	NIL		
Application of Funds:			
Net Fixed Assets	NIL	Investments	26300
Net Current Assets	45858	Miscellaneous Expenditure	2326
Accumulated Losses	14292		

4. **Performance of Company:** (Rs. in thousands)

Turnover/Income	3552	Total Expenditure	7138
Profit/(Loss) before Tax	(3586)	Profit/(Loss) after Tax	(4236)
Earnings per Share (Rupees)	(0.48)	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

Apurva R. Shah
Partner

For and on behalf of the Board

Ajeet Varma, **A. V. Betkekar**, **Jotindra Thacker** } Directors

Ajit Dhariwal } Deputy Secretary

Mumbai
Dated : 3rd September, 2002

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 4th Annual Report together with the Audited Statement of Accounts for the year ended 31st March, 2002.

Operations

During the period under review the Company has earned a profit of Rs. 41,091/-.

Dividend

Due to inadequacy of profits your Directors have not recomended any dividend on equity shares for the period under review.

Change in Status

The Company became a wholly owned subsidiary of Reliance Petroleum Limited (RPL) w.e.f. 28th December, 2001. The status of the Company has thus changed from Private Limited Company to Public Limited Company w.e.f. 14th January 2002. Pursuant to a Scheme of Amalgamation of Reliance Petroleum Limited (RPL) with Reliance Industries Limited (RIL), the investments in shares by RPL will vest on RIL. Upon the coming into effect of the said Scheme of Amalgamation, the Company will be construed a subsidiary of RIL.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Directors

Shri L. V. Merchant retires by rotation and being eligible offers himself for reappointment at the ensuing Annual General Meeting.

Shri P. Raghavendran was appointed as an additional director with effect from 28th December, 2001. He holds office as director upto the date of the ensuing Annual General Meeting. The Company has received notice under Section 257 of the Companies Act, 1956, proposing his appointment as director, subject to retirement by rotation.

Auditors

M/s. Chaturvedi & Shah and M/s. Rajendra & Co., Joint Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment. The Auditors have, under Section 224(1-B) of the Companies Act, 1956 furnished the certificate of their eligibility for re-appointment. Accordingly, the said Auditors are proposed to be appointed as Joint Auditors of the Company at the ensuing Annual General Meeting.

Fixed Deposits

The Company has not accepted any fixed deposit during the year. Hence, no information is required to be appended to this report in terms of Non-Banking Financial Companies Acceptance of Public Deposits (Reserve Bank) Directions, 1988.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Being an investment company, there are no particulars furnished in this report as required under Section 217(1)(e) of the Companies Act, 1956, relating to conservation of energy and technology absorption. There was no foreign exchange earnings and outgo during the year.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Acknowledgement

Your Directors place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

L V Merchant
P Raghavendran } Directors

Mumbai
Dated : 18th June, 2002

Auditors' Report

To,

The Members of Reliance Strategic Investments Limited.

We have audited the attached Balance Sheet of **Reliance Strategic Investments Limited** as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211(3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      i) in so far as it relates to the Balance Sheet of the state of affairs of the Company as at 31st March, 2002 and

      ii) in so far as it relates to the Profit and Loss Account of the 'Profit' of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 18th June, 2002

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company had no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.
2. Since the Company has not carried out any manufacturing and / or trading activity clauses (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A of paragraph 4 of the aforesaid Order are not applicable.
3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
5. The Company has not given any loans or advances in the nature of loans during the year, and hence clause regarding repayment is not applicable.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from public.
8. In our opinion the Company has an internal audit arrangement commensurate with its size and the nature of its business.
9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952, and the Employees' State Insurance Act, 1948 are not applicable to the Company.
10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
12. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
13. According to the information and explanations given to us, the provisions of any special statute applicable to Chit-Fund, Nidhi or Mutual Benefit Society are not applicable to the Company.
14. In our opinion, the Company has maintained proper records and made timely entries in respect of investments made by the Company . The Company's investments are held in its own name.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R.J. Shah
Partner

Mumbai
Dated : 18th June, 2002

Balance Sheet as at 31st March, 2002

(Rs. in thousands)

	Schedule	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'		**2,02,02**		2,02,02
Reserves and Surplus: Profit and Loss Account			**54**		13
Total			**2,02,56**		2,02,15
APPLICATION OF FUNDS					
Investments	'B'		**2,01,10**		4,47,50
Current Assets, Loans and Advances	'C'				
Current Assets					
Cash and Bank Balances		**1,17**		41,80	
Loans and Advances		**42**		40	
		1,59		42,20	
Less : Current Liabilities and Provisions	'D'				
Current Liabilities		**13**		2,88,12	
Provisions		**62**		32	
		75		2,88,44	
Net Current Assets			**84**		(2,46,24)
Miscellaneous Expenditure (To the extent not written off or adjusted)			**62**		89
Total			**2,02,56**		2,02,15
Notes on Accounts	'E'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

For and on behalf of the Board

L. V. Merchant, **M. D. Sudharsan**, **P. Raghavendran** — Directors

N. Ravichandran — Deputy Secretary

Mumbai
Dated : 18th June, 2002

Profit and Loss Account for the Year ended 31st March, 2002

(Rs. in thousands)

	Schedule	2001-2002		2000-2001	
		Rs.	**Rs.**	Rs.	Rs.
INCOME					
Profit on sale of Current Investments		1,10		6	
Brokerage (previous year Rs. 103/-) (Tax Deducted at source Rs. 3 thousand, previous year Rs. NIL)		34		—	
			1,44		6
EXPENDITURE					
Filling fees		9		2	
Custodian fees		22		—	
General expenses		2		1	
Audit fees		13		13	
Miscellaneous Expenditure written off		27		27	
			73		43
Profit/(Loss) before taxation			71		(37)
Less : Provision for Taxation			30		—
Profit/(Loss) after taxation			41		(37)
Add: Balance brought forward from last year			13		50
Balance carried to Balance Sheet			54		13
Basic and Diluted Earnings per share (Rupees)			0.02		(0.02)
Notes on Accounts	'E'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

For and on behalf of the Board

L. V. Merchant
M. D. Sudharsan } Directors
P. Raghavendran

N. Ravichandran } Deputy Secretary

Mumbai
Dated : 18th June, 2002

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

(Rs. in thousands)

	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
SHARE CAPITAL		
Authorised:		
21,00,000 Equity Shares of Rs.10 each	**2,10,00**	2,10,00
4,00,000 Unclassified Shares of Rs.10 each	**40,00**	40,00
	2,50,00	2,50,00
Issued, Subscribed and Paid up:		
20,20,200 Equity Shares of Rs.10 each fully paid up (held by Reliance Petroleum Limited, the Holding Company, which is under amalgamation with Reliance Industries Limited)	**2,02,02**	2,02,02
	2,02,02	2,02,02

SCHEDULE 'B'

(Rs. in thousands)

	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
INVESTMENTS		
Current Investments (other than trade)		
Unquoted		
In Equity - fully paid up		
— (43,50,000) Reliance Petroinvestments Limited of Rs. 10 each	—	4,35,00
In Units - fully paid up		
12,34,064 (92,034) Reliance Income Fund - (Growth Plan) units of Rs. 10 each	**2,01,10**	12,50
	2,01,10	4,47,50

Schedules Forming Part of the Balance Sheet

SCHEDULE 'C'

(Rs. in thousands)

CURRENT ASSETS, LOAN AND ADVANCES	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Current assets				
Cash and Bank Balances				
Cash on hand	1		—	
Bank Balance:				
Balance with Bank in Current Account with a Schedule Bank	1,16		41,80	
		1,17		41,80
Loans and Advances				
Advances recoverable in cash or in kind or for value to be received	8		10	
Advance payment of taxes	34		30	
		42		40
		1,59		42,20

SCHEDULE 'D'

(Rs. in thousands)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Current Liabilities				
Sundry Creditors:				
Due to: Small Scale Industries	—		—	
Others	13		12	
Other Liabilities:				
Advance against debenture application money	—		2,88,00	
		13		2,88,12
Provisions				
Provision for taxation		62		32
		75		2,88,44

Notes on Accounts

SCHEDULE 'E'

1. **SIGNIFICANT ACCOUNTING POLICIES**

   a) **General**

   The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, as adopted consistently by the company.

   b) **Investments**

   Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

   c) Preliminary expenses are amortised over a period of five years on pro-rata basis.

2. Consequent to Certificate of change of name dated 14th January, 2002 issued by the Registrar of Companies, Maharashtra, the name of the company has changed from "Reliance Strategic Investments Private Limited" to "Reliance Strategic Investments Limited".

3. The Previous year's figures have been reworked, regrouped, rearranged and/or reclassified wherever necessary.

4. Earnings per share

	2001-2002	2000-2001
Basic, as well as diluted, earnings per equity share (Rs.)	**0.02**	(0.02)
Numerator - profit/(loss) after tax (Rs. in thousands)	**41**	(37)
Denominator - weighted average number of equity shares	**20,20,200**	20,20,200
Nominal value per equity share (Rs.)	**10**	10

5. As the Company is not a manufacturing company, information required under paragraphs 3 and 4 of Schedule VI of the Companies Act, 1956 are given to the extent applicable.

Notes on Accounts

Schedule 'E' (contd..)

6. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	120918	State Code	11
Balance Sheet Date	31-03-02		

2. **Capital raised during the year:** (Rs. in thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

3. **Position of mobilisation and deployment of funds:** (Rs. in thousands)

Total Liabilities	20331	Total Assets	20331
Source of Funds:			
Paid-up Capital	20202	Reserves and Surplus	54
Secured Loans	NIL	Unsecured Loans	NIL
Application of Funds:			
Net Fixed Assets	NIL	Investments	20110
Net Current Assets	84		
Accumulated Losses	NIL	Miscellaneous Expenditure	62

4. **Performance of Company:** (Rs. in thousands)

Turnover/Income	144	Total Expenditure	73
Profit before Tax	71	Profit after Tax	41
Earnings per Share (Rupees)	0.02	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

R. J. Shah
Partner

For and on behalf of the Board

L. V. Merchant
M. D. Sudharsan } Directors
P. Raghavendran

N. Ravichandran } Deputy Secretary

Mumbai
Dated : 18th June, 2002

Directors' Report

To the Members,

Your Directors have pleasure in presenting the 2nd Annual Report together with the Audited Statement of Accounts for the year ended 31st March, 2002.

Operations

During the year the company has incurred a loss of Rs. 10,313/-. Your Directors have not recommended any dividend on equity shares for the year under review.

Reliance Petroleum Limited is one of the shareholders of the company which is under amalgamation with Reliance Industries Limited (RIL). Pursuant to a scheme of amalgamation, RPL will merge with RIL. Upon the scheme of amalgamation becoming effective, more than half in nominal value of the Company's equity capital will be held by RIL and consequently the Company will be a subsidiary of RIL.

Issue of Equity Shares

During the year, the company has increased its Authorised Capital to Rs. 7,50,000/- divided into 75,000 Equity Shares of Rs. 10/- each and has issued 49,800 equity shares of Rs. 10 each, thereby increasing its paid up share Capital up to Rs. 5,00,000/-.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility statement it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended 31st March, 2002, the applicable accounting standards have been followed.

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended 31st March, 2002 on a 'going concern' basis.

Auditors

M/s. Pathak H D & Associates, Chartered Accountants, who have been appointed as the Auditors of the Company, retire at the ensuing Annual General Meeting. The Company has received a letter from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1-B) of the Companies Act, 1956. Accordingly, the said Auditors are proposed to be appointed as Auditors of the Company at the ensuing Annual General Meeting.

Personnel

The Company has not paid any remuneration attracting the provisions of Companies (Particulars of Employees) Rules, 1975 read with Section 217(2A) of the Companies Act, 1956. Hence, no information is required to be appended to this report in this regard.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy, technology absorption and foreign exchange earnings and outgo are not applicable for the year under review, and hence not furnished.

Fixed Deposits

The Company has not accepted any fixed deposit from the public. Hence, no information is required to be appended to this report.

Acknowledgement

Your Directors wish to place on record their immense appreciation for the assistance and cooperation received from various Statutory Authorities.

For and on behalf of the Board

Rohit C. Shah
Mangal Kulkarni
} Directors

Mumbai
Dated : 9th August, 2002

Auditors' Report

To,

The Members of Reliance LNG Private Limited.

We have audited the attached Balance Sheet of **Reliance LNG Private Limited** as at 31st March, 2002 and the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on there financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, .1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books.

   c) The Balance Sheet and Profit and Loss Account referred to in this Report are in agreement with the books of account.

   d) In our opinion, the Balance Sheet and Profit and Loss Account complies with the requirements of the mandatory accounting standards referred to in Section 211(3C) of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2002 from being appointed as directors in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and Profit and Loss Account read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      i) In so far as it relates to the Balance Sheet of the state of affairs of the Company as at 31st March, 2002 and

      ii) In so far as it relates to the Profit and Loss Account of the 'Loss' of the Company for the year ended on that date.

For **Pathak H D & Associates**
Chartered Accountants

Mumbai
Dated : 9th August, 2002

Lalit Mhalsekar
Partner

Annexure to Auditors' Report

Referred to in Paragraph 1 of our Report of even date

1. As the Company had no Fixed Assets during the year, clauses 4(A) (i) and (ii) of the said Order are not applicable.
2. Since the Company has not carried out any manufacturing and/or trading activity, items (iii), (iv), (v), (vi), (xi), (xii), (xiv) and (xvi) of the clause A of paragraph 4 of the aforesaid Order are not applicable.
3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, or from companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
4. The Company has not granted any loan, secured or unsecured to companies, firms, or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956, or to Companies under the same management within the meaning of sub section (1B) of Section 370 of the Companies Act, 1956.
5. The Company has not given any loans or advances in the nature of loans during the year.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business.
7. In our opinion and according to the information and explanations given to us, the Company has not accepted any deposits from public.
8. According to the information and explanation given to us and in our opinion, internal audit is not statutorily applicable.
9. According to the information and explanations given to us, the provisions of the Employees' Provident Fund and Miscellaneous Provisions Act, 1952, and the Employees' State Insurance Act, 1948 are not applicable to the Company.
10. According to the information and explanations given to us, no undisputed amounts payable in respect of Income-tax, Wealth-tax, Sales-tax, Excise Duty and Customs Duty were outstanding as at 31st March, 2002 for a period of more than six months from the date they became payable.
11. In our opinion and according to the information and explanations given to us, no personal expenses of Directors have been charged to revenue account.
12. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.
13. In our opinion, the Company has maintained proper records and made timely entries in respect of investments made by the Company. The Company's investments are held in its own name.

For **Pathak H D & Associates**
Chartered Accountants

Lalit Mhalsekar
Partner

Mumbai
Dated : 9th August, 2002

Balance Sheet as at 31st March, 2002

	Schedule	As at 31st March, 2002 Rs.	Rs.	(Rs. in thousands) As at 31st March, 2001 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'		5,00		2
Total			5,00		2
APPLICATION OF FUNDS					
Investments	'B'		83		—
Current Assets, Loans and Advances	'C'				
Current Assets					
Cash and Bank Balances		3,89		9	
		3,89		9	
Less : Current Liabilities and Provisions	'D'				
Current Liabilities		13		21	
		13		21	
Net Current Assets			3,76		(12)
Miscellaneous Expenditure	'E'		22		6
(To the extent not written off or adjusted)					
Profit and Loss account			19		8
Total			5,00		2
Notes on Accounts	'F'				

As per our Report of even date

For **Pathak H. D. & Associates**
Chartered Accountants

Lalit Mhalsekar
Partner

Mumbai
Dated : 9th August, 2002

For and on behalf of the Board

Rohit Shah } Directors
Mangal Kulkarni

Profit and Loss Account for the Year ended 31st March, 2002

(Rs. in thousands)

	Schedule	For the year 01.04.2001 to 31.03.2002 Rs.	Rs.	For the period 24.07.2000 to 31.3.2001 Rs.	Rs.
INCOME			—		—
EXPENDITURE					
Audit Fees		6		6	
Filing Fees (Previous year Rs. 200/-)		1		—	
General Expenses		1		1	
Miscellaneous expenses written off		3		1	
			11		8
Loss for the year			(11)		(8)
Add : Balance brought forward from last year			(8)		—
Balance carried to Balance Sheet			(19)		(8)
Basic and Diluted Earnings per share (Rupees)			(0.59)		(41.18)
Notes on Accounts	'F'				

As per our Report of even date

For **Pathak H. D. & Associates**
Chartered Accountants

Lalit Mhalsekar
Partner

Mumbai
Dated : 9th August, 2002

For and on behalf of the Board

Rohit Shah
Mangal Kulkarni
Directors

Schedules Forming Part of the Balance Sheet

SCHEDULE 'A'

(Rs. in thousands)

		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
SHARE CAPITAL			
Authorised:			
75,000 (5,000)	Equity Shares of Rs.10 each	7,50	50
— (5,000)	Unclassified Shares of Rs. 10 each	—	50
		7,50	1,00
Issued, Subscribed and Paid up:			
50,000 (200)	Equity Shares of Rs.10 each fully paid up [22,500 shares held by Reliance Industries Limited (RIL) and 22,500 shares held by Reliance Petroleum Limited, which is under amalgamation with RIL]	5,00	2
		5,00	2

SCHEDULE 'B'

(Rs. in thousands)

		As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
INVESTMENTS			
Long Term Investments (Other Investments)			
Unquoted			
In Equity shares - fully paid up			
1,400 (—)	Reliance Broadband Communications Pvt. Ltd. of Rs. 10 each	14	—
1,400 (—)	Reliance Broadcom Pvt. Ltd. of Rs. 10 each	14	—
1,300 (—)	Reliance Cyber Technology.com Pvt. Ltd. of Rs. 10 each	13	—
1,400 (—)	Reliance Statellite Pvt. Ltd. of Rs. 10 each	14	—
1,400 (—)	Reliance Last Mile Communications Pvt. Ltd. of Rs. 10 each	14	—
1,400 (—)	Reliance Last Mile Network Pvt. Ltd. of Rs. 10 each	14	—
		83	—

Schedules Forming Part of the Balance Sheet

SCHEDULE 'C'

(Rs. in thousands)

CURRENT ASSETS, LOAN AND ADVANCES	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
Current Assets		
Cash and Bank Balances		
Cash on hand	—	2
Bank Balance:		
Balance with a Schedule Bank in a Current Account	3,89	7
	3,89	9

SCHEDULE 'D'

(Rs. in thousands)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Current Liabilities				
Sundry Creditors:				
Due to: Small Scale Industries	—		—	
Others	13		6	
		13		6
Other Liabilities:				
Advance towards debenture application money		—		15
		13		21

SCHEDULE 'E'

(Rs. in thousands)

MISCELLANEOUS EXPENDITURE	As at 31st March, 2002 Rs.	Rs.	As at 31st March, 2001 Rs.	Rs.
Preliminary Expenses:	6		—	
Add : Addition during the year	19		7	
		25		7
Less : Written off during the year		3		1
		22		6

Notes on Accounts

SCHEDULE 'F'

1. **Significant Accounting Policies**

   a) **General**

   The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

   b) **Investments**

   Current investments are carried at the lower of cost and quoted/fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

   c) Preliminary expenses are amortised over a period of five years on pro-rata basis.

2. As no Manufacturing and/or Trading activities were carried out during the year, information required under para 3 and 4 of schedule VI to the Companies Act, 1956 are given to extent applicable.

3. The current financial year is for twelve months, whereas the previous year was for a period from 24-07-2000 to 31-03-2001. The current financial year's figures to that extent are not comparable.

4. The previous year's figures have been reworked,regrouped,rearranged and reclassified wherever necessary.

5. Earnings per share

	2001-2002	2000-2001
Basic, as well as diluted, earnings per equity share (Rs.)	**(0.59)**	(41.18)
Numerator - profit/(loss) after tax (Rs. in thousands)	**(11)**	(8)
Denominator - weighted average number of equity shares	**17,550**	2,00
Nominal value per equity share (Rs.)	**10**	10

Notes on Accounts

Schedule 'F' (contd..)

6. **Balance sheet abstract and Company's General Business Profile as per Part IV of Schedule VI to the Companies Act, 1956.**

1. **Registration Details:**

Registration No.	127885	State Code	11
Balance Sheet Date	31-03-02		

2. **Capital raised during the year:** (Rs. in thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	498

3. **Position of mobilisation and deployment of funds:** (Rs. in thousands)

Total Liabilities	513	Total Assets	513
Source of Funds:			
Paid-up Capital	500	Share Application Money	NIL
Secured Loans	NIL	Unsecured Loans	NIL
Application of Funds:			
Net Fixed Assets	NIL	Investments	83
Net Current Assets	376	Miscellaneous Expenditure	22
Accumulated Losses	19		

4. **Performance of Company:** (Rs. in thousands)

Turnover/Income	NIL	Total Expenditure	11
Profit before Tax	(11)	Profit after Tax	(11)
Earnings per Share (Rupees)	(0.59)	Dividend per Share (Rs)	NIL

5. **Generic names of principal products, services of the Company:**

Item Code	NA
Product Description	NA

As per our Report of even date

For **Pathak H. D. & Associates**
Chartered Accountants

Lalit Mhalsekar
Partner

Mumbai
Dated : 9th August, 2002

For and on behalf of the Board

Rohit Shah } Directors
Mangal Kulkarni

Auditors' Report

We have audited the financial statement of Reliance Infocom B.V., Amsterdam, for the year 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Th.A. Verkade
Registeraccountant

Amsterdam
March 29, 2002

Balance Sheet as at December 31, 2001
(before appropriation of results)

	Note	(in EURO) December 31, 2001
Financial Fixed Assets		
Investments	4	1,060,695
Current Assets:		
Cash at banks		58,209
		58,209
Current Liabilities:		
Accrued expenses		8,750
Capital tax		10,008
		18,758
Net Current Assets / (Liabilities)		39,451
Net Assets		1,100,146
Shareholders' equity	5	
Issued and fully paid share capital		1,112,000
Retained earnings		—
Net result for the year		-11,854
		1,100,146

See accompanying notes to the financial statements

Profit and Loss Account for the period July 19, 2000 through December 31, 2001

	Note	(in EURO) December 31, 2001
General and administrative expenses		
Management fees		-8,047
Accounting fees		-2,440
Audit fee		-4,930
Tax advisory fees		-2,000
Legal fees		-2,500
Bank charges		-337
Capital tax		-10,008
Other expenses		-2,925
		-33,187
Financial result		
Interest income - banks		138
Foreign currency exchange result, net		21,195
		21,333
Result before provision for corporate tax		-11,854
Provision for corporate tax		—
Net result for the year		-11,854

See accompanying notes to the financial statements

Notes to Financial Statements

1. **Group Affiliation and Principal Activites**

   Only July 19, 2000 the Company was established as a wholly owned subsidiary of Brayden Investments N.V., the Netherlands Antililes. The Company is a limited liability company and has its statutory seat in Amsterdam. The first statutory year of the Company ends at December 31, 2001. Effective December 31, 2000 and prior to any activities having been conducted by the Company, Brayden Investments N. V. transferred all its share in the Company to Reliance Industries Limited. The transaction has been acknowledged in a notarial deed dated April 5, 2001. On December 28, 2000 the company changed its name to Reliance Infocom B.V. At the same date the Company issued 10,920 additional shares to Reliance Industries Ltd.

   Principal activity of the Company is the holdng and financing of group companies.

   Its parent company is stated to be Reliance Industries Limited, a corporation established in Mumbai, India.

2. **Consolidation**

   The company has the following direct participating interests:

   — Reliance Infocom Inc., U.S.A. 100%

   The company has decided to utilize the exemptions as provided by article 407 Book 2, title 9 of the Dutch Civil Code. Consequently no consolidation accounts will be prepared. The accompanying financial statements have been prepared in accordance with principles of accounting generally accepted in The Netherlands.

3. **Significant Accounting Policies**

   a. **General**

      Assets and liabilities are stated at face value unless indicated otherwise.

   b. **Financial Fixed Assets**

      The investments in subsidiaries are stated at historical acquistion cost and a provision is made for any premanent impairment in the value of the investment.

Notes to Financial Statements
December 31, 2001

c. Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into EURO at rates of exchange applicable at the balance sheet date.

Transactions in foreign currencies are translated at the rates in effect at the dates of transactions.

Resulting exchange gains or losses are accounted for in the profit and loss account.

d. Recognition of Income and Expense

Dividends from investments are recorded as income in the year they are declared. Royalties are recorded as income and expense in the year they are received or paid, respectively. Other income and expenses, including taxation, are recognised and reported on an accrual basis.

4. Investments

	December 31, 2001
100% held in Reliance Infocom Inc., U.S.A. (USD 900,000)	1,060,695

The investments are stated at historical cost price. According to management there is no permanent decrease in value of the group company, which started its operations during the current period.

5. Shareholders' Equity

The authorised share capital of the Company is EUR 5,560,000 dividend into 55,600 shares of EUR 100 each.

At the balance sheet date a total of 11,120 shares were issued and fully paid.

Movements in the shareholders' equity accounts are as follows:

	July 19, 2000	Changes for the year	December 31, 2001
Issued and fully paid share capital	20,000	1,092,000	1,112,000
Retained earnings	—	—	—
Net result for the year	—	-11,854	-11,854
	20,000	1,080,146	1,100,146

6. Taxation

The corporate tax is based on the fiscal results, taking into account that certain income and expenses as reported in the profit and loss account are exempted from taxation. Corporate tax has been calculated on the basis of the applicable tax rate in The Netherlands. The income tax receivable relating to the tax loss carry forward has not been capitalised, as it is not expected that the company will generate taxable income in the future.

7. Directors and Employees

The Company has no employees other than its director.

The Company had one director during the year. No loans or advances have been given to or received from the director.

The Company has no supervisory directors.

Auditors' Report

We have audited the financial statement of Reliance Infocom B.V., Amsterdam, for the year ended March 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the company as at March 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Th.A. Verkade
Registeraccountant

Amsterdam
April 19, 2002

Balance Sheet as at March 31, 2002
(before appropriation of results)

	Note	March 31, 2002	(in EURO) December 31, 2001
Financial Fixed Assets			
Investments	4	**1,060,695**	1,060,695
Current Assets:			
Prepaid expenses		**2,320**	—
Dividend receivable		**14,315**	—
Cash at banks		**58,073**	58,209
		74,708	58,209
Current Liabilities:			
Accrued expenses		**14,000**	8,750
Creditors		**5,273**	—
Capital tax		**10,008**	10,008
		29,281	18,758
Net current assets ((liabilities)		**45,427**	39,451
Net Assets		**1,106,122**	1,100,146
Shareholders' equity	5		
Issued and fully paid share capital		**1,112,000**	1,112,000
Retained earnings		**-11,854**	—
Net result for the year		**5,976**	-11,854
		1,106,122	1,100,146

See accompanying notes to the financial statements

Profit and Loss Account for the period January 1, 2002 through March 31, 2002

	Note	March 31, 2002	(in EURO) December 31, 2001
General and administrative expenses			
Management fees		**-2,654**	-8,047
Accounting fees		**-750**	-2,440
Audit fee		**-2,500**	-4,930
Tax advisory fees		**-2,000**	-2,000
Legal fees		—	-2,500
Bank charges		—	-337
Capital tax		—	-10,008
Other expenses		**-435**	-2,925
		-8,339	-33,187
Financial result			
Dividend from group company		**14,315**	—
Interest income - banks		—	138
Foreign currency exchange result, net		—	21,195
		14,315	21,333
Result before provision for corporate tax		**5,976**	-11,854
Provision for corporate tax		—	—
Net result For the year		**5,976**	-11,854

See accompanying notes to the financial statements

Notes to Financial Statements March 31, 2002

1. **Group Affiliation and Principal Activites**

   Only July 19, 2000 the Company was established as a wholly owned subsidiary of Brayden Investments N.V., the Netherlands Antilles. The Company is a limited liability company and has its statutory seat in Amsterdam. The first statutory year of the Company ends at December 31, 2001. Effective December 31, 2000 and prior to any activities having been conducted by the Company, Brayden Investments N. V. transferred all its share in the Company to Reliance Industries Limited. The transaction has been acknowledged in a notarial deed dated April 5, 2001. On December 28, 2000 the company changed its name to Reliance Infocom B.V. At the same date the Company issued 10,920 additional shares to Reliance Industries Ltd. On March 26, 2002 the Company changed its articles of association to change the year-end from December 31 to March 31.

   Principal activity of the Company is the holdng and financing of group companies.

   Its parent company is stated to be Reliance Industries Limited, a corporation established in Mumbai, India.

2. **Consolidation**

   The company has the following direct participating interests:

   — Reliance Infocom Inc., U.S.A. 100%

   The company has decided to utilize the exemptions as provided by article 407 Book 2, title 9 of the Dutch Civil Code. Consequently no consolidation accounts will be prepared. The accompanying financial statements have been prepared in accordance with principles of accounting generally accepted in The Netherlands.

3. **Significant Accounting Policies**

   a. **General**

      Assets and liabilities are stated at face value unless indicated otherwise.

   b. **Foreign Currencies**

Notes to Financial Statements
March 31, 2002

Assets and liabilities denominated in foreign currencies are translated into EURO at rates of exchange applicable at the balance sheet date.

Transactions in foreign currencies are translated at the rates in effect at the dates of transactions.

Resulting exchange gains or losses are accounted for in the profit and loss account.

c. **Financial Fixed Assets**

The investments in subsidiaries are stated at historical acquistion cost and a provision is made for any premanent impairment in the value of the investment.

d. **Recognition of Income and Expense**

Dividends from investments are recorded as income in the year they are declared. Royalties are recorded as income and expense in the year they are received or paid, respectively. Other income and expenses, including taxation, are recognised and reported on an accrual basis.

4. **Investments**

	March 31, 2002	December 31, 2001
100% held in Reliance Infocom Inc., U.S.A. (USD 900,000)	**1,060,695**	1,060,695

The investments are stated at historical cost price. According to management there is no permanent decrease in value of the group company.

5. **Shareholders' Equity**

The authorised share capital of the Company is EUR 5,560,000 dividend into 55,600 shares of EUR 100 each.

At the balance sheet date a total of 11,120 shares were issued and fully paid.

Movements in the shareholders' equity accounts are as follows:

	December 31, 2001	Changes for the year	March 31, 2002
Issued and fully paid share capital	1,112,000	—	1,112,000
Retained earnings	—	-11,854	-11,854
Net result for the year	-11,854	11,854	—
Net result for the year		5,976	5,976
	1,100,146	5,976	1,106,122

6. **Taxation**

The corporate tax is based on the fiscal results, taking into account that certain income and expenses as reported in the profit and loss account are exempted from taxation. Corporate tax has been calculated on the basis of the applicable tax rate in The Netherlands. The income tax receivable relating to the tax loss carry forward has not been capitalised, as it is not expected that the company will generate taxable income in the future.

7. **Directors and Employees**

The Company has no employees other than its director.

The Company had one director during the year. No loans or advances have been given to or received from the director.

The Company has no supervisory directors.

Independent Auditors' Report

Board of Directors and Stockholder
Reliance Infocom, Inc.
New York,

We have audited the accompanying balance sheet of Reliance Infocom, Inc. as of March 31, 2002, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Reliance Infocom, Inc. as of March 31, 2002 and the result of its operations and its cash flow for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP
Accountants and Advisors

New York
April 17, 2002

Balance Sheet as at March 31, 2002

	As at March 31, 2002 (US $)	As at March 31, 2001 (US $)
ASSETS		
Current assets:		
Cash	**306,661**	514,951
Accounts receivable	**629,735**	375,000
Prepaid expenses and other current assets	**30,726**	9,260
Total current assets	**967,122**	899,211
Property and equipment, net	**16,310**	14,540
Security deposits	**11,074**	8,699
	994,506	922,450
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**66,163**	23,724
Current taxes	**4,506**	—
Deferred taxes	**2,446**	—
Dividends payable (Note F)	**12,500**	—
	85,615	23,724
Stockholder's equity:		
Common stock - no par value, 1,000 shares authorised : 100 shares issued and outstanding	**900,000**	900,000
Retained earnings	**8,891**	(1,274)
Total stockholder's equity	**908,891**	898,726
	994,506	922,450

Statement of Operations and Retained Earnings Year Ended March 31, 2002

	2001-02 (US $)	2000-01 (US $)
Revenue from consulting services (Note A)	1,449,000	375,000
General and administrative expenses	1,430,539	389,054
Operating net income	18,461	(14,054)
Interest income	12,819	12,780
Income before taxes on income	31,280	(1,274)
Taxes on income:		
Current	6,169	—
Deferred	2,446	—
	8,615	—
Net income	22,665	(1,274)
(Deficit), beginning of year	(1,274)	—
	21,391	(1,274)
Less dividends	(12,500)	—
Retained earnings, end of year	8,891	(1,274)

Statement of Cash Flows Year Ended March 31, 2002

	2001-02 (US $)	2000-01 (US $)
Cash flows from operating activities:		
Net Income	22,665	(1,274)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	3,431	1,601
Changes in:		
Accounts receivable	(254,735)	(375,000)
Prepaid expenses and other current assets	(21,466)	(9,260)
Accrued taxes payable - current	3,905	—
Accrued taxes payable - deferred	2,446	—
Accounts payable and accrued expenses	43,039	23,724
Net cash used in operating activities	(200,715)	(360,209)
Cash flows from investing activities:		
Purchases of property and equipment	(5,200)	(16,141)
Security deposit	(2,375)	(8,699)
Net cash used in investing activities	(7,575)	(24,840)
Cash flows from financing activities:		
Proceeds from the issuance of common stock	—	900,000
Net decrease in cash and cash equivalents	(208,290)	—
Cash and cash equivalents - beginning of year	514,951	—
Cash and cash equivalents - end of year	306,661	514,951
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	2,263	

Notes to Financial Statements
March 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reliance Infocom, Inc. (the "Company") is a Delaware corporation incorporated on September 21, 2000 as a wholly owned subsidiary of Reliance Infocom B.V. ("B.V"). On October 17, 2000, 100 shares of common stock were issued to B.V. in exchange for $900,000. During the year ended March 31, 2002, the Company performed information technology consulting services, consulting services in the business strategy and biotechnology area, as well as services for business opportunities in the USA for PET-chips (petrochemical sector). Revenue from such services represents approximately 95% of the consulting revenue earned. Other revenues constitute reimbursements for expenditures incurred on the behalf of an affiliate.

[1] Cash and cash equivalents:

The Company considers all highly liquid accounts (money market funds) and investments with a maturity of three months or less when acquired as cash equivalents.

[2] Property and equipment:

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the useful lives of the assets.

[3] Revenue recognition:

Consulting revenue is recognized as services are performed.

[4] Income taxes:

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax liability for March 31, 2002 relates principally to book and tax depreciation differences.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	March 31, 2002 (US $)	Estimated Useful Life
Equipment	18,840	5 years
Furniture and fixtures	2,501	7 years
	21,341	
Less: accumulated depreciation and amortization	5,031	
	16,310	

NOTE C - LEASES

The Company is obligated under two operating leases for office space. The lease in New York expires on January 31, 2003; the monthly rent is US $3,275. The lease in Maryland is a month-to-month lease; the monthly rent is US $2,624. Rent expense under the leases amounted to US $96,923 for the year ended March 31, 2002.

NOTE D - EMPLOYMENT CONTRACTS

Two employment agreements provide for annual base payments of US $432,000. Neither agreement provides for a specific term, however, the agreements provide for termination payments aggregating US $244,000 in the event the employees are terminated without cause. The agreements call for bonuses to be paid to the employees. Bonuses paid for the year ended March 31, 2002 aggregated US $ 104,000.

NOTE E - PENSION PLAN

A 401(k) salary deferral plan covers all eligible employees as defined in the plan. The Company elected not to make discretionary matching contributions.

NOTE F - DIVIDENDS

The Company declared a dividend of US $125 per share for shareholders on records as of March 29, 2002.

Independent Auditors' Report

To,
The Members of Reliance Technologies, LLC

We have audited the accompanying balance sheet of Reliance Technologies, LLC a Delaware company as of March 31, 2002, and the related statements of income, members' equity and cash flows for the year ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Reliance Technologies, LLC. For the year ended March 31, 2002, and the results of its operations and its cash flows for the year ended March 31, 2002 in conformity with U.S. generally accepted accounting principles.

JAMES F. SEXTON & ASSOC., LTD.
CERTIFIED PUBLIC ACCOUNTANTS

April 22, 2002

Balance Sheet as at March 31, 2002

	As at March 31, 2002 (US $)	As at March 31, 2001 (US $)
ASSETS		
CURRENT ASSETS:		
Cash	**212,008**	39,803
Capital Subscription Receivable	**26,111**	5,555
Total current assets	**238,119**	45,358
OTHER ASSETS:		
Organizational Expense	**3,000**	3,000
Amortization Allowance	**(1,150)**	(550)
Investment - eVision, LLC	**7,400**	2,057,000
Total Other assets	**9,250**	2,059,450
TOTAL ASSETS	**247,369**	2,104,808
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expenses	—	14,274
Total Current Liabilities	—	14,274
MEMBERS' EQUITY:		
Members' Contributed Capital	**2,351,646**	4,055,555
Current Period Loss	**(2,104,277)**	(1,965,021)
Total Members' Equity	**247,369**	2,090,534
TOTAL LIABILITIES AND MEMBERS' EQUITY	**247,369**	2,104,808

Statement of Income and Members' Equity Year Ended March 31, 2002

	2001-02 (US $)	2001-02 (US $)
Revenue		
Operating Expenses		
Bank Service Charges	420	150
Legal & Professional	54,202	28,212
Amortization Expense	600	550
License & Taxes	—	100
Total Operating Expenses	55,222	29,012
Operating Income (Loss)	(55,222)	(29,012)
Other Income (Expenses)		
Interest income	545	6,991
Equity in loss of eVision, LLC	(2,049,600)	(1,943,000)
Total Other Income (Expenses)	(2,049,055)	(1,936,009)
Net Income (Loss)	(2,104,277)	(1,965,021)
Members' Equity - Beginning	2,090,534	—
Members' Current Contributions	261,112	—
Members' Initial Capital	—	4055,555
Members' Equity - Ending	247,369	2,090,534

Statement of Cash Flows Year Ended March 31, 2002

	2001-02 (US $)	2000-01 (US $)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	(2,104,277)	(1,965,021)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization	600	550
Equity in loss of eVision, LLC	2,049,600	1,943,000
(Increase) decrease in capital subscription receivable	(20,556)	(5,555)
Increase (decrease) in accrued expenses	(14,274)	14,274
Net Cash Provided by (Used in) Operating Activities:	(88,907)	(12,752)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in eVision, LLC	—	(4,000,000)
Organizational costs	—	(3,000)
Proceeds from members' capital	261,112	4,055,555
Net Cash Provided by (Used in) Investing Activities:	261,112	52,555
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	172,205	39,803
Cash and cash equivalents		
Beginning of the year	39,803	—
End of the year	212,008	39,803
Amount Included in Operating Expenses Above		
Interest Expenses	—	—
Income Taxes	—	—

Notes on Financial Statements

Note 1. Summary of Significant Accounting Policies

Nature of Business

The Company was formed in Delaware to make business investments and is not involved in any other business activity.

Cash Equivalents

Holdings in highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment in Affiliate

The Company's investments in 20% to 50% - owned affiliates are accounted for using the equity method.

Amortization

Organization costs are amortized using the straight-line method over five years.

Income Tax Status

The Company is treated for federal income tax purposes as a pass-through entity. Shares of income, deduction, etc are taken into account by the respective members for federal income tax purposes. Therefore, no provision, liability or benefit for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Company has invested in the development stage company described below. The future value of the investment is uncertain.

Note 2. Investment in Affiliate

The Company's investment in affiliate consists initially of approximately 34% interest in eVision LLC, a developer of visual recognition technology designed for media creators, media users and their customers. Condensed eVision LLC financial data for the year ended March 31, 2002 is summarized below:

Current assets	34,400
Fixed assets (Net)	600,900
Other assets	32,400
Current liabilities	651,700
Members' equity	16,000
Revenue	4,000
Operating expenses	2,108,700
Other income - Interest	28,200
Net income (loss)	(2,076,500)

The Company recorded the amount of US $2,049,600 as the loss for the year ended March 31, 2002 applicable to its interest under the equity method of accounting for the investment.

Note 3. Membership Ownership

The Company ownership consists of two members, Reliance Industries Limited (90% interest) and Ram Tech Holdings, Inc. (10% interest) whose membership contributions amounted to US $3,885,000 and US $431,666 respectively, which includes US $5,555 paid in May 2001 by Ram Tech Holdings and US $26,111 outstanding as of March 31, 2002.

CIRCULAR TO THE SHAREHOLDERS

Dear Shareholder(s),

As you are aware, according to the provisions of the Finance Act, 2002, the incidence of tax on dividend income would be on the recipient of dividend. The Act further provides for deduction of tax at source (TDS) on dividend. However, in case of a resident individual, no such deduction will be made if the amount of dividend does not exceed Rs. 2,500. Income Tax will not be deducted, where such dividend amount exceeds Rs. 2,500, if the Resident Shareholder furnishes declaration in Form 15G ***in duplicate*** to the Registrar and Transfer Agents of the Company on or before 25th October, 2002.

In all cases where tax has been deducted at source, the Company is required to issue TDS certificates inter alia quoting the Permanent Account Number (PAN) of the Shareholders. Under Section 139A(5A) of the Income Tax Act, 1961 obligation is cast on the shareholder, receiving dividend after TDS, to intimate his/her Permanent Account Number (PAN)/General Index Register (GIR) Number to the Company. The relevant part of the said Section is reproduced below for your information:

Section 139A(5A): "Every person receiving any sum or income or amount from which tax has been deducted under the provisions of Chapter XVIIB, shall intimate his permanent account number to the person responsible for deducting such tax under that Chaper."

"Provided further that a person referred to in this sub section shall intimate the General Index Register Number till such time permanent account number is allotted to such person."

In the above circumstances we request you to kindly furnish us your PAN/GIR No. to enable us to print the same on the TDS certificate to be issued to you. In case you are holding shares in dematerialised form you are requested to furnish the said details to your Depository Participant (DP).

We request you to send the above information at the earliest.

Form for intimating PAN Number

1. Name of the First/Sole Shareholder	
2. DP ID	
3. Client ID	
4. Folio No. (in case of physical holding)	
5. No. of Shares held	
6. Address :	
7. PAN No. / GIR No.	
8. Signatures (As per specimen lodged with the Company)	

Notes

Nomination Form

[To be filled in by individual(s)]

To,
Reliance Industries Limited
C/o Karvy Consultants Ltd.
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034

From ______________________

____

Folio No. ______________________

No. of Shares ______________________

I am / we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name											**Age**		
To be furnished in case the nominee is a minor				Date of Birth									
Guardian's Name & Address *													
Occupation of Nominee Tick (✓)	1	Service		2	Business		3	Student		4	Household		
	5	Professional		6	Farmer		7	Others					
Nominee's Address													
								Pin Code					
Telephone No.								Fax No.					
Email Address									Std Code				
Specimen signature of Nominee / Guardian (in case nominee is minor)													

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,
Yours faithfully,

Date................................

	Name and address of equity shareholder {as appearing on the Certificate(s)}	Signature & Date (as per specimen with company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)

	Name and Address	Signature & Date
1.		
2.		

INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by a company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred or dematerialised, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrar and Transfer Agent of the company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intimation regarding nomination / nomination form shall be filed **in duplicate** with the Registrar and Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

FORM NO. 15G

[See rule 29(c)]

Client Id: ____________ Folio No: ____________

DP ID : ____________

DP Name: ____________

Declaration under section 197A(1) of the Income Tax act, 1961, to be made by an individual claiming receipt of dividend without deduction of tax.

I ______________________________ son / daughter / wife of ______________________ resident of @ ______________________________ do hereby declare :-

1. that I am a shareholder in **Reliance Industries Limited**, Maker Chamber No.4, 3rd floor, Nariman Point, Bombay-400021.
2. that the shares in the said company, particulars of which are given below, stand in my name and are beneficially owned by me, and the dividends therefrom are not includable in the total income of any other person under section 60 and 64 of the Income Tax Act 1961:

No of Shares	Class of shares & Face Value of each share	Total Face value of Shares	Distinctive numbers of the shares	Date(s) on which shares were acquired by the Declarant

3. that my present occupation is ______________________.
4. That my estimated total income including the dividends from the shares referred to in paragraph 2 above, computed in accordance with the provision of income tax act 1961, for the previous year ending on 31.3.2003 relevant to the assessment year 2003-2004 will be nil.
5. * That I have not been assessed to income tax at any time in the past but I fall within the jurisdiction of the Chief Commissioner or Commissioner of Income -Tax.................... OR

   That I was assessed to income tax for the assessment year————by the (Assessing Office/Circle/ward/ District and the Permanent Account Number allotted to me is ....
6. that I am resident in India within the meaning of section 6 of the Income tax Act 1961.

____

Signature of the declarant

VERIFICATION

I, ______________________________ do hereby declare that to the best of knowledge and belief what is stated above is correct, complete and is truly stated.

Verified today, the ....day of 2002

Place :- ____________________

____

Signature of the declarant

Notes:

1. @ Give complete address.
2. The declaration should be furnished in duplicate.
3. *Delete whichever is not applicable.
4. Before signing the verification, the declarant should satisfy himself that the information furnished in the declaration is true correct and complete in all respects. Any person making a false statement in the declaration shall be liable to prosecution under section 277 of the Income -tax Act 1961 and on conviction punishable.
   (i) In a case where tax sought to be evaded exceeds one lakh rupees with rigorous imprisonment which shall not be less than six months but which may extend to seven years and with fine;
   (ii) In any other case, with rigorous imprisonment which shall not be less than three months but which may extend to three years and with fine.

FOR USE BY THE PERSON TO WHOM THE DECLARATION IS FURNISHED

1. NAME & ADDRESS OF THE COMPANY

Reliance Industries Limited
Registered Office: 3rd floor,
Maker Chambers IV, 222,
Nariman Point, Mumbai 400 021.

2. DATE ON WHICHTHE DECLATION WAS FURNISHED BY THE DECLARANT
3. DATE OF DECLARATION,DISTRIBUTION OR PAYMENT OF DIVIDENDS
4. PERIOD IN RESPECT OF WHICH DIVIDEND HAS BEEN DECLARED
5. AMOUNT OF DIVIDEND PAID

FORWARDED TO THE CHIEF COMMISSIONER OR COMMISSIONER OF INCOME TAX

PLACE : SIGNATURE OF THE PRINCIPAL

DATE : OFFICER OF THE COMPANY

FORM NO. 15G

[See rule 29(c)]

Client Id: ________________ Folio No: ________________

DP ID : ________________

DP Name: ________________

Declaration under section 197A(1) of the Income Tax act, 1961, to be made by an individual claiming receipt of dividend without deduction of tax.

I ____ son / daughter / wife of ________________________ resident of @ ____ ____ do hereby declare :-

1. that I am a shareholder in **Reliance Industries Limited**, Maker Chamber No.4, 3rd floor, Nariman Point, Bombay-400021.
2. that the shares in the said company, particulars of which are given below, stand in my name and are beneficially owned by me, and the dividends therefrom are not includable in the total income of any other person under section 60 and 64 of the Income Tax Act 1961:

No of Shares	Class of shares & Face Value of each share	Total Face value of Shares	Distinctive numbers of the shares	Date(s) on which shares were acquired by the Declarant

3. that my present occupation is ________________________.
4. That my estimated total income including the dividends from the shares referred to in paragraph 2 above, computed in accordance with the provision of income tax act 1961, for the previous year ending on 31.3.2003 relevant to the assessment year 2003-2004 will be nil.
5. * That I have not been assessed to income tax at any time in the past but I fall within the jurisdiction of the Chief Commissioner or Commissioner of Income -Tax.................... OR

   That I was assessed to income tax for the assessment year———by the (Assessing Office/Circle/ward/District and the Permanent Account Number allotted to me is ....
6. that I am resident in India within the meaning of section 6 of the Income tax Act 1961.

____

Signature of the declarant

VERIFICATION

I, ____ do hereby declare that to the best of knowledge and belief what is stated above is correct, complete and is truly stated.

Verified today, the ....day of 2002

Place :- ________________________

____

Signature of the declarant

Notes:

1. @ Give complete address.
2. The declaration should be furnished in duplicate.
3. *Delete whichever is not applicable.
4. Before signing the verification, the declarant should satisfy himself that the information furnished in the declaration is true correct and complete in all respects. Any person making a false statement in the declaration shall be liable to prosecution under section 277 of the Income -tax Act 1961 and on conviction punishable.
   (i) In a case where tax sought to be evaded exceeds one lakh rupees with rigorous imprisonment which shall not be less than six months but which may extend to seven years and with fine;
   (ii) In any other case, with rigorous imprisonment which shall not be less than three months but which may extend to three years and with fine.

FOR USE BY THE PERSON TO WHOM THE DECLARATION IS FURNISHED

1. NAME & ADDRESS OF THE COMPANY

Reliance Industries Limited
Registered Office: 3rd floor,
Maker Chambers IV, 222,
Nariman Point, Mumbai 400 021.

2. DATE ON WHICHTHE DECLATION WAS FURNISHED BY THE DECLARANT
3. DATE OF DECLARATION,DISTRIBUTION OR PAYMENT OF DIVIDENDS
4. PERIOD IN RESPECT OF WHICH DIVIDEND HAS BEEN DECLARED
5. AMOUNT OF DIVIDEND PAID

FORWARDED TO THE CHIEF COMMISSIONER OR COMMISSIONER OF INCOME TAX

PLACE :

DATE :

SIGNATURE OF THE PRINCIPAL
OFFICER OF THE COMPANY

ATTENDANCE SLIP

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the Venue of the meeting

DP. Id*			Master Folio No.	
Client Id*				

NAME AND ADDRESS OF THE SHAREHOLDER
No. of Share(s) held:

I hereby record my presence at the **28TH ANNUAL GENERAL MEETING** of the Company held on Thursday, the 31st October, 2002 at 11.00 a.m. at Birla Matushri Sabhagarh, New Marine Lines, Mumbai 400 020.

Signature of the shareholder or proxy

* Applicable for investors holding shares in electronic form.

-------------------- TEAR HERE --------------------

Reliance Industries Limited

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PROXY FORM

DP. Id*			Master Folio No.	
Client Id*				

I/We ____ of

________________________ being a member/members of Reliance Industries Limited

hereby appoint ____ of

____ or failing him

____________________ of ____________________

as my/our proxy to vote for me/us and on my/our behalf at the **28th Annual General Meeting** to be held on Thursday, the 31st October, 2002 at 11.00 a.m. or at any adjournment thereof.

Signed this ________ day of __________ 2002.

Affix a 30 paise Revenue Stamp

* Applicable for investors holding shares in electronic form.

Note: (1) The Proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Book Post

To,

If undelivered please return to:

Karvy Consultants Limited
46, Avenue 4, Street No. 1
Hyderabad 500 034
India.
Tel. Nos.: 91-40-3320666/3320711/3323037
Fax No.: 91-40-3323058
E-mail: rilinvestor@karvy.com

Reliance
Growth is Life
www.ril.com

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